As filed with the Securities and Exchange Commission on September 4, 2012

Registration No. 333-182512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GlobeImmune, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	84-1353925 (I.R.S. Employer Identification Number)

1450 Infinite Drive

Louisville, CO 80027

(303) 625-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy C. Rodell, M.D.

Chief Executive Officer and President

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, CO 80027

(303) 625-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brent D. Fassett Francis R. Wheeler Matthew P. Dubofsky Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 Tel: (720) 566-4000 Fax: (720) 566-4099	Mitchell S. Bloom Michael D. Maline Bradley C. Weber Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 Tel: (212) 813-8800 Fax: (212) 355-3333

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)
Common Stock, $0.001 par value per share	$74,750,000	$8,566

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3)	A registration fee of $7,908 has been previously paid in connection with this Registration Statement based on an estimate of the aggregate offering price. Accordingly, the Registrant has paid the difference of $659.00 with this filing.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2012

PROSPECTUS

5,000,000 Shares

Common Stock

This is an initial public offering of GlobeImmune, Inc. We are offering 5,000,000 shares of our common stock. We currently estimate that the initial public offering price of our common stock will be between $11.00 and $13.00 per share.

Prior to this offering there has been no public market for our common stock. We have filed an application for our common stock to be listed on The NASDAQ Global Market under the symbol “GBIM”.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total
Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to GlobeImmune, Inc.	$	$

Certain of our existing stockholders, including Celgene Corporation, Healthcare Ventures VII, L.P. and Morgenthaler Partners, VII, L.P. and certain other affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $16 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive an underwriting discount of $         per share on any sales of shares to such stockholders.

We have granted the underwriters an option to purchase up to 750,000 additional shares of our common stock to cover over-allotments, if any, exercisable at any time until 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2012.

Wells Fargo Securities	Piper Jaffray

JMP Securities	Needham & Company

MLV & Co

Prospectus dated                     , 2012.

You should rely only on the information contained in this prospectus and any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any jurisdiction where the offer or solicitation is not permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus, and information may have changed since those dates.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all of the information you should consider. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” beginning on page 12 and the financial statements and related notes beginning on page F-1. Unless the context indicates otherwise, as used in this prospectus, the terms “GlobeImmune”, “the Company”, “we”, “us” and “our” refer to GlobeImmune, Inc.

Overview

We are a biopharmaceutical company focused on developing therapeutic products for cancer and infectious diseases based on our proprietary Tarmogen® platform. Tarmogens activate the immune system by stimulating a subset of white blood cells called T cells that destroy infected or malignant cells in contrast to traditional vaccines, which predominately stimulate antibody production. We have four Tarmogen product candidates in five ongoing clinical trials. Our lead cancer product candidate, GI-4000, is being evaluated in combination with gemcitabine in a fully-enrolled, placebo-controlled Phase 2b trial in resected pancreas cancer. Our lead infectious disease product candidate, GI-5005, has completed a randomized, active-control Phase 2b trial in chronic hepatitis C virus, or HCV, infection. Collaborations with biopharmaceutical companies and research institutions have allowed us to advance the development of our Tarmogen product candidates while managing our own investment in these product candidates. We have two strategic collaborations, one with Celgene Corporation for all oncology product candidates and one with Gilead Sciences, Inc. for chronic hepatitis B virus, or HBV, infection. We currently have no products approved for commercial sale.

Our Tarmogen platform technology has characteristics that we believe will enable us, in collaboration with our strategic collaborators and independently, to develop and commercialize a portfolio of Tarmogen products. Highlights of our Tarmogen technology include:

•

Tarmogens activate the cellular immune response: Each Tarmogen consists of intact, heat-inactivated yeast containing the target protein. The cellular immune system has evolved to protect against yeast and fungal infections, among other threats. As a result, we believe our data demonstrate that immunization with a Tarmogen primarily results in cellular immune responses against the target protein and reduction in the number of abnormal cells containing the same target protein.

•

Broad applicability: We have evaluated Tarmogens in both oncology and infectious diseases in randomized, controlled Phase 2 clinical trials. We have successfully created Tarmogens to express over 100 different proteins. In eight Phase 1 and 2 clinical trials, we have treated more than 300 patients, including some who have received monthly dosing for over four years, with a tolerability profile that we believe will allow the Tarmogens to be added to other therapeutic regimens without leading to additional toxicity.

•	Proven preclinical development capability: We have advanced seven Tarmogens from concept into human clinical trials in approximately 6 to 18 months.

•

Efficient manufacturing: We manufacture Tarmogens through a process that yields a stable, off-the-shelf product that is disease- or protein-specific. We believe that the productivity of our manufacturing process compares favorably to the productivity reported by other biotechnology companies for their manufacturing processes. We have an approximately 22,000 square foot manufacturing facility that we believe has the capacity and equipment for commercial-scale production of Tarmogens.

Tarmogens target the molecular profile that distinguishes a diseased cell from a normal cell. We have designed Tarmogens to target specific antigens that play a role in oncology and infectious diseases that represent unmet medical needs.

•

GI-4000 targets cancers with Ras mutations. We estimate that Ras mutations are found in approximately 180,000 new cancer cases each year in the United States across a spectrum of tumor types, including pancreas, non-small cell lung cancer, or NSCLC, colorectal, endometrial and ovarian cancers, as well as melanoma and multiple myeloma. The mutated Ras protein causes a normal cell to become malignant by altering cell division pathways, resulting in uncontrolled proliferation of malignant cells. Studies have shown that tumors with Ras mutations are generally less responsive than tumors with normal Ras to conventional chemotherapy as well as approved targeted agents. However, there are no approved products that are specifically directed towards Ras mutations. We are conducting a Phase 2b clinical trial for GI-4000 in resected pancreas cancer patients in collaboration with Celgene. We also plan to initiate a Phase 2/3 adaptive clinical trial in resected pancreas cancer patients by the end of the second quarter of 2013, also in collaboration with Celgene. We are also evaluating GI-4000 in two investigator-sponsored Phase 2a clinical trials in NSCLC and colorectal cancer.

•

GI-6207 targets carcinoembryonic antigen, or CEA, a protein that is over-expressed in a large number of epithelial cancers, which we estimate represent approximately 500,000 new cancer cases in the United States each year. The National Cancer Institute, or NCI, has completed a Phase 1 clinical trial of GI-6207 and we plan to initiate in collaboration with the NCI a Phase 2 clinical trial in patients with medullary thyroid cancer tumors, or MTC, expressing human carcinoembryonic antigen by the end of 2012.

•

GI-6301 targets cancers expressing the brachyury protein, which plays a role in metastatic progression of certain cancers. The NCI is currently conducting a dose escalation Phase 1 trial of GI-6301 in patients with advanced cancer, which we expect to be completed by the end of 2013.

•

GI-5005 contains a fusion of two hepatitis C proteins, NS3 and Core, which are highly conserved across HCV genotypes and are recognized by T cells. The World Health Organization estimates that up to 170 million people globally are infected with HCV, with three to four million new infections each year. We believe that GI-5005 is the first therapeutic vaccine to demonstrate a clinically meaningful outcome in patients with a chronic infectious disease. We are evaluating the potential role of GI-5005 in difficult-to-treat chronic HCV patients.

•

GI-13020 is our Tarmogen being evaluated for the treatment of chronic HBV infection. HBV is the most common liver infection and the major cause of liver cancer worldwide. Globally, 350 million people have chronic HBV infection. While approved anti-viral drugs can suppress the virus, they rarely result in cures and must be taken indefinitely. Our development strategy will be to combine GI-13020 with Gilead’s Viread, an approved antiviral drug, to determine if the combination can reduce or eliminate HBV infection. We plan to initiate a Phase 1a clinical trial of GI-13020 for HBV infection in the first quarter of 2013 and report the results from the trial in the second half of 2013. We expect that Gilead will commence a Phase 1b/2a trial in HBV patients during the second half of 2013.

The following tables summarize the status of our pipeline:

ONCOLOGY PRODUCT CANDIDATES
Product Candidate	Indication	Target	Stage of Development	Worldwide Commercial Rights

GI-4000	Resected pancreas cancer	Mutated Ras	Phase 2b	Celgene Option

GI-4000	Non-small cell lung cancer	Mutated Ras	Phase 2a	Celgene Option

GI-4000	Colorectal cancer	Mutated Ras	Phase 2a	Celgene Option

GI-6207	Medullary thyroid cancer	Carcinoembryonic Antigen	Phase 1 complete	Celgene Option

GI-6301	Multiple solid tumors	Brachyury	Phase 1	Celgene Option

INFECTIOUS DISEASE PRODUCT CANDIDATES
Product Candidate	Indication	Target	Stage of Development	Worldwide Commercial Rights

GI-5005	Chronic hepatitis C infection	NS3 / Core	Phase 2b	GlobeImmune

GI-13020	Chronic hepatitis B infection	HBV antigens	Preclinical	Gilead

GI-2010	Human immunodeficiency virus	HIV-Gag	Preclinical	GlobeImmune

GI-17000	Viral obesity	Adenovirus-36	Preclinical	GlobeImmune

GI-18000	Chronic hepatitis D infection	Delta virus	Preclinical	GlobeImmune

GI-9000	Fungal disease	Fungal antigens	Preclinical	GlobeImmune

We have generated clinical data in two randomized, controlled clinical trials with Tarmogen product candidates.

GI-4000-02 is a fully-enrolled, Phase 2b randomized double-blind, active-control multi-center study of 176 subjects with resected pancreas cancer. A clinical trial is considered to have an active control when both groups in the clinical trial receive the same standard medical treatment (usually a drug) in addition to one group receiving the product candidate being studied. Thirty-nine of these subjects had microscopic residual disease after surgery, or R1 subjects, and were randomized separately from the subjects with no microscopic residual disease after surgery, or R0 subjects. Of the 39 R1 subjects, the 19 who were assigned to the GI-4000 plus gemcitabine group had a 2.6 month advantage in median overall survival compared to the 20 R1 subjects assigned to the placebo plus gemcitabine group (17.2 vs. 14.6 months). Further, in the 15 R1 subjects in the GI-4000 plus gemcitabine group who we were able to test for an immune response, seven were identified as immune responders to mutated Ras and had a 5.0 month advantage in median survival compared to the 20 R1 subjects in the placebo plus gemcitabine group (19.6 vs. 14.6 months). Of the 12 placebo-treated subjects who we were able to test for an immune response, only 1 of 12 was identified as having an immune response to mutated Ras. The study is also designed to assess GI-4000 in R0 subjects. In this trial, we observed a safety profile for GI-4000 treated subjects consistent with the safety profile that is generally observed in patients with early stage resected pancreas cancer treated with gemcitabine alone, as determined by the Data Safety Monitoring Board. This study was not intended to have enough subjects to achieve statistical significance and the differences observed in survival and occurrence were not statistically significant. We continue to monitor the recurrence and mortality events in the 137 R0 subjects, and plan to conduct a complete unblinded analysis in the R0 subgroup when sufficient deaths have occurred to allow us to make meaningful conclusions, which we expect to occur by the second quarter of 2013.

We plan to initiate a Phase 2/3 adaptive clinical trial evaluating GI-4000 plus gemcitabine versus gemcitabine alone in R1 and R0 subjects with resected pancreas cancer with Ras mutations by the end of the second quarter of 2013 after conducting a meeting with the FDA regarding the design of the trial in the first quarter of 2013. In the Phase 2 portion of this trial, we plan to enroll approximately 100 subjects in order to evaluate the predictive value of proteomic testing and the potential treatment effect for recurrence free survival at one year. Proteomic analysis is a testing method intended to measure the levels of specific proteins in blood or other body fluid. If the results from the initial group of subjects are supportive, an expansion to a Phase 3 trial scale could be initiated based on pre-specified criteria for potential registration and approval. The number of patients and parameters of the Phase 3 portion of the trial will be determined by the results from the Phase 2 portion of the trial and discussions with applicable regulatory authorities.

In HCV, we have conducted a randomized, active-control 140-patient Phase 2b clinical trial with GI-5005 plus pegylated-interferon and ribavirin, or pegIFN/ribavirin, in patients with genotype 1 HCV, the most common type of HCV in the United States. In 96 subjects who had not previously been treated, GI-5005 demonstrated a 21% relative advantage in sustained virologic response at 24 weeks following completion of therapy; 58% of subjects who received GI-5005 plus pegIFN/ribavirin compared to 48% of subjects who received pegIFN/ribavirin alone. Sustained virologic response is the inability to detect HCV in a patient’s blood 24 weeks after discontinuation of therapy, or SVR24. The trial also demonstrated a three-fold advantage in SVR24 in 37 subjects who previously had received, but not responded to, interferon plus ribavirin therapy; 17% for subjects who received GI-5005 plus pegIFN/ribavirin compared to 5% for subjects who only received pegIFN/ribavirin. In this trial, we observed a safety profile for GI-5005 treated subjects consistent with the safety profile that is generally observed in patients with chronic HCV treated with pegIFN/ribavirin, as determined by the Data Safety Monitoring Board. The trend observed in SVR24 did not achieve statistical significance. We expect to report additional data from this trial in the fourth quarter of 2012 and the first quarter of 2013. We believe that the GI-5005 HCV data demonstrate the potential value of the Tarmogen platform for other chronic infectious diseases.

In May 2009, we entered into a worldwide strategic collaboration with Celgene focused on the discovery, development and commercialization of product candidates for the treatment of cancer and we received an initial $30 million fee. Celgene also made a $10 million equity investment. We are responsible for initial development of product candidates. Celgene has the option to license each product candidate at specific development milestones and continue to either fund our development or assume development responsibility. In July 2012, we entered into an amendment to the Celgene collaboration pursuant to which we agreed to extend Celgene’s right to exercise its program option for GI-4000 until after we deliver a report that includes specified data from the Phase 2 portion of a planned Phase 2/3 trial, including one year recurrence free survival and the results of proteomic testing that we believe may identify patients who will respond more favorably to GI-4000. In consideration for our agreement to extend Celgene’s program option for GI-4000, Celgene agreed to increase the future royalty rates to be paid to us on potential net product sales. Celgene also agreed that in order for such amendment to be effective, it must purchase $4.9 million of our equity securities by March 31, 2013. Celgene has indicated an interest in purchasing an aggregate of approximately $4.9 million of shares of our common stock in this offering at the initial public offering price in satisfaction of this requirement. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to Celgene in this offering, or Celgene may determine to purchase more, less or no shares in this offering. If certain development and regulatory milestones are achieved, we would be eligible to receive up to $441 million in milestone payments, and if products are commercialized, up to an additional $60 million of milestone payments plus tiered royalties based on net sales of each licensed product candidate.

In October 2011, we entered into a worldwide strategic collaboration with Gilead to develop GI-13000 product candidates for chronic HBV infection under which we received a $10 million upfront payment and Gilead also agreed to fund a Phase 1a clinical trial of GI-13020. Gilead is responsible for all clinical development beyond the Phase 1a clinical trial. We are eligible to receive additional proceeds of up to $135 million in development and regulatory milestones, and if products are commercialized, tiered royalties and up to $40 million of sales milestone payments based on net sales of the licensed product candidates.

We are party to a Restated Intellectual Property License Agreement, or the CU Agreement, with The Regents of the University of Colorado, or CU. The CU Agreement granted to us an exclusive, worldwide, sublicenseable license under specified CU patent rights relating to yeast-based immunotherapy, to make, use and sell products and processes that are covered by such patent rights. The CU Agreement also granted to us an option to obtain rights to any future inventions or discoveries created or developed at CU by one or more of the original inventors of the licensed CU patents. We also are obligated to pay CU royalties on net revenues from our and our sublicensee’s sale of any commercialized licensed product or process, and certain other payments.

We are party to a Field-of-Use Non-Exclusive License Agreement, or the WRF Agreement, with Washington Research Foundation, or WRF. The WRF Agreement granted to us a non-exclusive license in the U.S. and certain other countries relating to WRF’s recombinant yeast expression technology. In consideration of such license grant, we are obligated to pay to WRF specified license fees, annual license maintenance fees, annual sublicense fees, a milestone payment if a certain development milestone is met, and royalties as a percentage of net sales of a licensed product by us, an affiliate or a sublicensee.

We are party to a Cooperative Research and Development Agreement, or CRADA, with NCI. Under the CRADA, the parties will jointly develop products intended to treat a variety of cancers, through collaborative research and development activities set forth in a research plan. We will utilize our proprietary Tarmogen technology to develop multiple immunotherapy products expressing various cancer antigens provided by the NCI, and the NCI will conduct and fund preclinical and early clinical development of the product candidates.

We are party to a Patent License Agreement, or the PHS Agreement, with the U.S. Public Health Service, or PHS. Under the PHS Agreement, we are granted a worldwide exclusive license under certain PHS patent rights to develop and commercialize licensed products and licensed processes for oncology indications related to over-expressed CEA. In consideration of our license under the PHS Agreement, we have agreed to pay to PHS certain royalties, including as a percentage of net sales of any licensed products or licensed processes.

We are also party to three other Patent License Agreements, or the Additional PHS Agreements, with PHS. Under the Additional PHS Agreements, we are granted worldwide exclusive licenses under certain PHS patent rights covering “subject inventions” that arose under the CRADA between us and NCI. In consideration of our licenses under the Additional PHS Agreements, we have agreed to pay to PHS certain royalties, including as a percentage of net sales of any licensed products or licensed processes.

Our Strategy

Our strategy is to develop and commercialize Tarmogens targeting diseases representing significant unmet medical needs while leveraging our collaborations to manage our expenses. The key components of our strategy include advancing the clinical development of GI-4000 and our other oncology Tarmogens in collaboration with Celgene and the NCI, and progressing our Tarmogens targeting infectious diseases, including our HBV collaboration with Gilead, while retaining certain development and commercialization rights to proprietary product candidates.

Our executive management team has more than 60 years of combined drug development and regulatory experience. We seek to manage our expenses by limiting corporate overhead and outsourcing appropriate functions. We intend to continue to use corporate and research collaborations to advance the development of many of our product candidates. In addition, we plan to advance at least one of our preclinical infectious disease product candidates through a Phase 2 clinical trial with a portion of the proceeds from this offering while maintaining cash resources sufficient to allow us to fund our operations into 2015.

Investment Highlights

•	Our Tarmogen technology is a differentiated product development platform with applicability to a range of diseases.

•	We have achieved clinical proof-of-concept for our lead oncology and infectious disease product candidates.

•	Tarmogens enable personalized molecular targeting of large patient populations in cancer and infectious diseases.

•	We have entered into strategic collaborations with Celgene and Gilead.

•	We have established low-cost manufacturing capabilities for our Tarmogen product candidates.

Our Risks

Our business and our future results of operations and financial condition are subject to a number of risks and uncertainties. These risks and uncertainties could adversely affect our actual results and performance, as well as the successful implementation of our business strategy. These risks and uncertainties are discussed more fully in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in deciding whether to invest in our common stock. Among these important risks and uncertainties that could adversely affect our results of operations and business condition are the following:

•

If we fail to successfully complete clinical trials, fail to obtain regulatory approval or fail to successfully commercialize our Tarmogen product candidates, our business would be harmed and the value of our securities would likely decline.

•	We have a history of net losses. We expect to continue to incur increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

•	We may face delays in completing our clinical trials, and we may not be able to complete them at all.

•	Results of earlier studies and clinical trials may not be predictive of future clinical trial results.

•

Our Tarmogen product candidates are based on a novel technology, which may raise development issues we may not be able to resolve, regulatory issues that could delay or prevent approval, or personnel issues that may keep us from being able to develop our product candidates.

•

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not realize the full commercial potential of our therapeutics.

•	Competitive products for treatment of HCV may reduce or eliminate the commercial opportunity for GI-5005.

•

We expect to depend on existing and future collaborations with third parties for the development of some of our product candidates. If those collaborations are not successful, we may not be able to complete the development of these product candidates. Celgene may not choose to exercise any of its options for any of our oncology product candidates, which could increase our development expenses.

•	We will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

•

We have limited experience manufacturing our product candidates at commercial scale, and there can be no assurance that our product candidates can be manufactured in compliance with regulations at a cost or in quantities necessary to make them commercially viable. Our manufacturing facility has not been inspected by regulatory agencies and there can be no assurance that it will be acceptable for licensure by regulatory authorities or that we can contract or build acceptable facilities.

•	We rely on relationships with third-party contract manufacturers, which limits our ability to control the availability of, and manufacturing costs for, our product candidates.

•	If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

•	Other factors identified elsewhere in this prospectus, including those set forth under “Risk Factors”.

Corporate Information

We were incorporated as Ceres Pharmaceuticals, Ltd. in Colorado on February 10, 1995. We changed our name to GlobeImmune, Inc. on May 26, 2001, and reincorporated in Delaware on June 5, 2002. Our principal executive offices are located at 1450 Infinite Drive, Louisville, CO 80027, and our telephone number is (303) 625-2700. Our website address is www.globeimmune.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

GlobeImmune®, Tarmogen®, Targeted Molecular Immunotherapy® and the GlobeImmune logo are our registered trademarks. This prospectus also includes references to trademarks and tradenames for other entities, and those trademarks and tradenames are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and tradenames in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

The Offering

Common stock offered	5,000,000 shares (5,750,000 shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be outstanding after this offering	17,232,376 shares (17,982,376 shares if the underwriters’ over-allotment option is exercised in full)

Use of proceeds	We intend to use the net proceeds from this offering to advance one of our preclinical infectious disease product candidates through a Phase 2 clinical trial; to fund the initial Phase 2 portion of our planned Phase 2/3 clinical trial for GI-4000 in pancreas cancer; to prepare our manufacturing facility and process for commercial-scale manufacturing; to support manufacturing for our clinical trials; and for working capital and other general corporate purposes. See the section entitled “Use of Proceeds”.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 12 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	GBIM

Proposed purchase by certain current stockholders	Certain of our existing stockholders, including Celgene, Healthcare Ventures VII, L.P. and Morgenthaler Partners, VII, L.P. and certain other affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $16 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive an underwriting discount of $ per share on any sales of shares to such stockholders. Any shares purchased by such stockholders will be subject to lock-up restrictions described in the section entitled “Underwriting—Lock-up Agreements.”

The number of shares of common stock to be outstanding after this offering is based on 12,232,376 shares of common stock outstanding as of June 30, 2012, after giving effect to the conversion of all of our outstanding preferred stock into shares of common stock upon completion of this offering, and excludes:

•	1,666,036 shares of common stock issuable upon the exercise of outstanding options under our 2002 stock incentive plan, at a weighted average exercise price of $1.82 per share;

•

475,257 shares of common stock issuable upon the exercise of outstanding warrants to purchase preferred stock, which will convert into warrants to purchase common stock upon completion of this offering, at a weighted average exercise price of $10.37 per share;

•

8,191 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock at an exercise price of $1.10 per share, which warrant expires upon completion of this offering;

•

877,803 shares of common stock reserved for future issuance under our 2012 equity incentive plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Equity Incentive Plan”; and

•

650,000 shares of common stock reserved for future issuance under our 2012 employee stock purchase plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Employee Stock Purchase Plan”.

In addition, unless otherwise indicated, the information in this prospectus assumes:

•	the conversion of all our outstanding shares of preferred stock into an aggregate of 11,854,493 shares of common stock automatically upon the completion of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws effective upon completion of this offering; and

•	no exercise of the underwriters’ over-allotment option to purchase additional shares.

•

a 1-for-7.3 reverse split of our common stock effected in August 2012. Upon the effectiveness of the reverse stock split, (i) every 7.3 shares of outstanding common stock was decreased to one share of common stock, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable was proportionally decreased on a 1-for-7.3 basis, (iii) the exercise price of each outstanding option to purchase common stock was proportionately increased on a 1-for-7.3 basis, and (iv) the conversion ratio for each share of preferred stock outstanding was proportionately reduced on a 1-for-7.3 basis. All of the common stock share numbers, common stock share prices, and exercise prices have been adjusted within the registration statement of which this prospectus is a part to reflect this 1-for-7.3 reverse stock split.

Summary Financial Data

The following tables summarize certain of our financial data. The summary statement of operations data for the years ended December 31, 2009, 2010 and 2011 are derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the six months ended June 30, 2011 and 2012 and the balance sheet data as of June 30, 2012 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial information has been prepared on a basis consistent with our audited financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of such financial information. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year. The summary financial data set forth below should be read together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma net loss attributable to common stockholders per share and pro forma weighted average common shares outstanding assume the conversion of all our outstanding preferred stock into an aggregate of 11,854,493 shares of common stock as of December 31, 2011 and June 30, 2012. The pro forma balance sheet data as of June 30, 2012 gives effect to such conversion as well as the reclassification of our preferred stock warrant liability to additional paid-in capital, which will occur upon completion of this offering. The pro forma as adjusted balance sheet data as of June 30, 2012 gives further effect to our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands, except shares and per share data)
Statement of Operations Data:
Revenue	$2,542	4,068	5,108	2,013	5,689
Operating expenses:
Research and development	16,016	14,130	12,063	6,138	6,007
General and administrative	5,048	4,362	4,686	2,240	2,174
Depreciation and amortization	1,853	1,331	952	489	462

Total operating expenses	22,917	19,823	17,701	8,867	8,643

Loss from operations	(20,375)	(15,755)	(12,593)	(6,854)	(2,954)
Other income (expense)	(1,453)	959	(1,132)	411	(326)
Interest expense	(312)	—	—	—	—
Interest income	3	4	—	—	—

Net loss	(22,137)	(14,792)	(13,725)	(6,443)	(3,280)
Preferred stock dividends and accretion of offering costs to redemption value	(8,405)	(10,564)	(11,316)	(5,658)	(6,052)

Net loss applicable to common stockholders	$(30,542)	(25,356)	(25,041)	(12,101)	(9,332)

Basic and diluted net loss attributable to common stockholders per share(1)
Historical	(84.70)	(68.81)	(66.28)	(32.06)	(24.70)

Pro Forma			(1.03)		(0.24)

Weighted-average common shares outstanding(1)
Historical	360,573	368,482	377,835	377,479	377,883

Pro Forma			12,232,328		12,232,376

(1)	See Note 3 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss attributable to common stockholders per share and the number of common shares used in the computation of historical and pro forma per share amounts.

	As of June 30, 2012
		(Unaudited)
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,399	6,399	60,358
Working capital	(3,804)	(3,671)	49,988
Total assets	10,044	10,044	62,603
Total liabilities	32,929	27,298	26,198
Redeemable convertible preferred stock	168,689	—	—
Accumulated deficit	(191,574)	(191,574)	(191,574)
Total stockholders’ equity (deficit)	(191,574)	(17,254)	36,405

(1)	The unaudited pro forma balance sheet as of June 30, 2012 reflects the automatic conversion of all outstanding shares of preferred stock as of that date into 11,854,493 shares of common stock and the reclassification of the preferred stock warrant liability of $5,631,006 to additional paid-in capital, which will occur upon completion of this offering. The preferred stock converts to common stock on an assumed 7.3-for-one basis for all series of preferred stock.
(2)	The pro forma as adjusted balance sheet data as of June 30, 2012 gives further effect to our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In evaluating our business, investors should carefully consider the following risk factors. These risk factors contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Business Risks

Risks Relating to Clinical Development and Commercialization of Our Product Candidates

If we fail to successfully complete clinical trials, fail to obtain regulatory approval or fail to successfully commercialize our Tarmogen product candidates, our business would be harmed and the value of our securities would likely decline.

We must be evaluated in light of the uncertainties and complexities affecting a pre-commercial biopharmaceutical company. We have not completed clinical development for any of our product candidates. Our lead oncology Tarmogen product candidate is GI-4000, which is in Phase 2b clinical testing. We plan to initiate the Phase 2 portions of our planned Phase 2/3 clinical trial with GI-4000 in pancreas cancer by the end of the second quarter of 2013, before we would initiate the Phase 3 portion of the trial for GI-4000. If the results from the initial Phase 2 portion of this trial are not supportive, we may delay or cancel the planned initiation of the Phase 3 portion of the trial. Regulatory agencies, including the U.S. Food and Drug Administration, or FDA, must approve GI-4000 and any of our other product candidates before they can be marketed or sold. Our ability to obtain regulatory approval of GI-4000 and our other product candidates depends on, among other things, completion of additional clinical trials, whether our clinical trials demonstrate statistically significant efficacy with safety issues that do not potentially outweigh the therapeutic benefit of the product candidates, and whether the regulatory agencies agree that the data from our future clinical trials are sufficient to support approval for any of our product candidates. The final results of our current and future clinical trials may not meet FDA or other regulatory agencies’ requirements to approve a product candidate for marketing, and the regulatory agencies may otherwise determine that our manufacturing processes or facilities are insufficient to support approval. We may need to conduct more clinical trials than we currently anticipate. Even if we do receive FDA or other regulatory agency approval, we or our collaborators may not be successful in commercializing approved product candidates. If any of these events occur, our business could be materially harmed and the value of our common stock would likely decline.

We may face delays in completing our clinical trials, and we may not be able to complete them at all.

We have not completed the clinical trials necessary to support an application for approval to market any of our product candidates. Our current and future clinical trials may be delayed, unsuccessful, or terminated as a result of many factors, including:

•	delays in designing an appropriate clinical trial protocol and reaching agreement on trial design with investigators and regulatory authorities;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;

•	governmental or regulatory delays, failure to obtain regulatory approval or changes in regulatory requirements, policy or guidelines;

•	adding new clinical trial sites;

•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	the actual performance of CROs and clinical trial sites in ensuring the proper and timely conduct of our clinical trials;

•	developing and validating companion diagnostics on a timely basis;

•	manufacturing sufficient quantities of product candidates for use in clinical trials; and

•	delays in achieving study endpoints and completing data analysis for a trial.

In addition to these factors, our trials may be delayed, unsuccessful or terminated because:

•	regulators or institutional review boards, or IRBs, may not authorize us to commence a clinical trial;

•

we may be unable to identify sufficient patients with the specific protein signature we have identified as potentially allowing us to select patients for the planned Phase 2/3 clinical trial of GI-4000 in pancreas cancer;

•	regulators or IRBs may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable health risks;

•

patients may not complete clinical trials due to safety issues, side effects, such as injection site discomfort, a belief that they are receiving placebo instead of our product candidates, or other reasons;

•	patients with serious diseases included in our clinical trials may die or suffer other adverse medical events for reasons that may not be related to our product candidates;

•	in those trials where our product candidate is being tested in combination with one or more other therapies, deaths may occur that may be attributable to the other therapies;

•	we may have difficulty in maintaining contact with patients after treatment, preventing us from collecting the data required by our study protocol;

•	product candidates may demonstrate a lack of efficacy during clinical trials; and

•	personnel conducting clinical trials may fail to properly administer our product candidates.

We could encounter delays if our clinical trials are suspended or terminated by us, by IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Boards for such trials or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including inspection of the clinical trial operations or trial site resulting in the imposition of a clinical hold, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

In addition, we rely on academic institutions, physician practices and CROs to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. For example, the clinical trial of GI-4000-03 for non-small cell lung cancer, or NSCLC, at Memorial Sloan Kettering Cancer Center, or MSKCC, and the GI-4000-05 trial for metastatic, or Stage IV, colorectal cancer with Ras mutations at the Lombardi Cancer Center at Georgetown University are investigator-initiated trials. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol or applicable regulations. We also may rely on CROs to perform our data management and analysis. They may not provide these services as required or in a timely or compliant manner, and we may be held legally responsible for any or all of their performance failures or inadequacies.

Moreover, our development costs will increase because we will be required to complete additional or larger clinical trials for our Tarmogen product candidates prior to FDA or other regulatory approval. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If we encounter difficulties enrolling patients in our clinical trials, our clinical trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates require us to identify and enroll a large number of patients with the disease under investigation. We may not be able to enroll a sufficient number of patients, or those with required or desired characteristics, in a timely manner. Patient enrollment is affected by factors including:

•	severity of the disease under investigation;

•	design of the trial protocol;

•	the size and nature of the patient population;

•	eligibility criteria for the study in question;

•	lack of a sufficient number of patients who meet the enrollment criteria for our clinical trials;

•	delays required to characterize tumor types to allow us to select the proper product candidate, which may lead patients to seek to enroll in other clinical trials or seek alternative treatments;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	scheduling conflicts with participating clinicians;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

In particular, the availability of newly-approved and other investigational drugs for the hepatitis C virus, or HCV, market may make it difficult to enroll clinical trials for our GI-5005 product candidate. We have experienced difficulties enrolling patients in our smaller clinical trials due to lack of referrals and may experience similar difficulties in the future. For example, the GI-4000-05 trial being conducted at the Lombardi Cancer Center at Georgetown University commenced enrollment in August 2010. Five patients have been enrolled as of June 30, 2012 and enrollment may continue until up to 52 subjects have been enrolled. This enrollment rate is slower than we had anticipated.

If we have difficulty enrolling a sufficient number or diversity of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing or planned clinical trials, either of which would have an adverse effect on our business.

Our Tarmogen product candidates are based on a novel technology, which may raise development issues we may not be able to resolve, regulatory issues that could delay or prevent approval, or personnel issues that may keep us from being able to develop our product candidates.

Our product candidates are based on our novel Tarmogen technology platform. There can be no assurance that development problems related to our novel technology will not arise in the future that cause significant delays or that we are not able to resolve.

Regulatory approval of novel product candidates such as ours can be more expensive and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. Only one therapeutic vaccine that stimulates the immune system to target diseased cells has been approved. The novelty of our platform may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. For example, the FDA could require additional studies or characterization related to our use of heat-inactivated yeast that may be difficult or impossible to perform.

The novel nature of our product candidates also means that fewer people are trained in or experienced with product candidates of this type, which may make it difficult to find, hire and retain capable personnel, particularly for research, development, commercial and manufacturing positions. For example, study personnel may administer the wrong version of our product candidates or assign study therapy to the wrong treatment group, resulting in potential disqualification of subjects from data analysis. These factors could potentially cause a trial to fail for a reason unrelated to the efficacy of our product candidates. If we are unable to hire and retain the necessary personnel, the rate and success at which we can develop and commercialize product candidates will be limited. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not realize the full commercial potential of our product candidates.

An important component of our business strategy is to use molecular profiling of patients to target our Tarmogen product candidates to those patients we believe may be most likely to benefit from them, including profiling necessary to determine which version of our GI-4000 series should be given to a patient with Ras mutated cancer and identifying the IL28B genotype of HCV patients. The IL28B genotype is near a genetic marker that predicts response to commonly used HCV therapies. There has been limited experience in our industry in prospective development of companion diagnostics required to perform the required molecular profiling. To be successful, we will need to address a number of scientific, technical and logistical challenges related to the use of companion diagnostics in the development and regulatory approval of our product candidates.

The FDA and similar regulatory authorities outside the United States regulate companion diagnostics. Companion diagnostics require separate or coordinated regulatory approval prior to commercialization. The regulatory pathway for co-development of therapeutics and companion diagnostics is uncertain. Changes to regulatory advice could delay our development programs or delay or prevent eventual marketing approval for our product candidates that may otherwise be approvable. For our lead oncology product candidate, GI-4000 we will, and for our most advanced infectious disease product candidate, GI-5005, we may, require an in vitro companion diagnostic that will help identify patients we believe may be likely to benefit from our product candidates. In vitro diagnostics are tests used on specimens taken from the patient being tested.

In July 2011, the FDA issued draft guidance that stated that if safe and effective use of a therapeutic depends on an in vitro diagnostic, then the FDA generally will not approve the therapeutic unless the FDA approves or clears this “in vitro companion diagnostic device” at the same time that the FDA approves the therapeutic. The approval or clearance of the companion diagnostic would occur through the FDA’s Center for Devices and Radiological Health Office of In Vitro Diagnostic Device Evaluation and Safety. It is unclear whether the FDA will finalize this guidance in its current form, or when it will do so. Even if the FDA does finalize the guidance, it is difficult to predict how it will implement the guidance. For example, the draft guidance allows for flexibility by the FDA in the case of disease indications with serious unmet medical needs, but it is unclear how this discretion will be applied by the agency. Therefore, even with the issuance of the draft guidance, the FDA’s expectations for companion diagnostics remain unclear. The FDA’s evolving position on the topic of companion diagnostics could affect our clinical development programs that utilize companion diagnostics. In particular, the FDA may limit our ability to use retrospective data, otherwise disagree with our approaches to trial design, biomarker qualification, clinical and analytical validity, and clinical utility, or make us repeat aspects of a trial or initiate new trials.

Assays that can be used as companion diagnostics for detecting Ras mutations and for identifying the IL28B genotype are commercially available, but in most cases they do not yet have regulatory approval for use as companion diagnostics. In future clinical trials, we may use commercially available companion diagnostics or we may co-develop companion diagnostics ourselves or with collaborators. We have limited experience in the development of diagnostics and may not be successful in developing necessary diagnostics to pair with those product candidates that require a companion diagnostic.

Certain proteomic analyses have been performed on plasma samples from 90 of the subjects from GI-4000-02. Proteomic analysis is a testing method intended to measure the levels of specific proteins in blood or other body fluid. The intent of this type of analysis is to identify a pattern of proteins in a patient’s blood which predicts a patient’s response to a treatment. These analyses were not specified in the original trial protocol for GI-4000-02 and the predictive value of the proteomic analyses will need to be validated in another clinical trial. We were only able to review a limited number of samples from the subjects in the trial and future analysis may not confirm the analytical results we have observed to date. Future testing with a companion diagnostic designed to detect the specific protein pattern identified by the initial proteomic testing may show a different proportion of the specific protein signatures which were correlated with later recurrence of the cancer and it may also fail to show the specific protein signature is predicative of the response to GI-4000.

Given our limited experience in developing diagnostics, we expect to rely in part on third parties for their design and manufacture. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our product candidates that require such diagnostics, or experience delays in doing so, the development of our product candidates may be adversely affected, our product candidates may not receive marketing approval and we may not realize the full commercial potential of any products that receive marketing approval. As a result, our business could be materially harmed.

Results of earlier studies and clinical trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the design or results of later-stage clinical trials. The positive results generated to date in clinical trials for our Tarmogen product candidates do not ensure that later clinical trials will demonstrate similar results. For example, we have only evaluated the responses of 19 R1 subjects randomized to the GI-4000 plus gemcitabine group in our GI-4000-02 clinical trial compared to 20 R1 subjects randomized to the placebo plus gemcitabine group. The results we have observed in the GI-4000 group of R1 subjects may not be representative of the response in R0 subjects in GI-4000-02 or predictive of the outcome in future studies where significantly more subjects are required to be enrolled. While we have observed statistically significant improvements in the outcomes of some of our clinical trials, many of the improvements we have seen have not reached statistical significance. The specific protein signature we have identified through proteomic testing of subjects from our GI-4000-02 trial may fail to predict which subjects respond to GI-4000 in our planned Phase 2/3 clinical trial. Statistical significance is a statistical term which means that an effect is unlikely to have occurred by chance. In order to be approved, product candidates must demonstrate that their effect on patients’ diseases in the trial is statistically significant. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Early clinical trials frequently enroll patient populations that are different from the patient populations in later trials, resulting in different outcomes in later clinical trials from those in earlier stage clinical trials. In addition, adverse events may not occur in early clinical trials and only emerge in larger, late-stage clinical trials or after commercialization. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials. If later stage clinical trials do not demonstrate efficacy and safety of our product candidates we will not be able to market them and our business will be materially harmed.

Regulatory authorities may not approve our product candidates even if they meet safety and efficacy endpoints in clinical trials.

We have discussions with and obtain guidance from regulatory authorities regarding certain aspects of our clinical development activities. These discussions are not binding commitments on the part of regulatory authorities. Under certain circumstances, regulatory authorities may revise or retract previous guidance during the course of our clinical activities or after the completion of our clinical trials. A regulatory authority may also disqualify a clinical trial in whole or in part from consideration in support of approval of a potential product for commercial sale or otherwise deny approval of that product. Prior to regulatory approval, a regulatory authority may elect to obtain advice from outside experts regarding scientific issues and/or marketing applications under a regulatory authority review. In the United States, these outside experts are convened through the FDA’s Advisory Committee process, which would report to the FDA and make recommendations that may differ from the views of the FDA. Should an Advisory Committee be convened, it would be expected to lengthen the time for obtaining regulatory approval, if such approval is obtained at all.

The FDA and foreign regulatory agencies may delay, limit or deny marketing approval for many reasons, including:

•	a product candidate may not be considered safe or effective;

•	our manufacturing processes or facilities may not meet the applicable requirements;

•

changes in the agencies’ approval policies or adoption of new regulations may require additional work on our part, for example, the FDA may require us to submit a separate Biologics License Application, or BLA, for each product version of GI-4000;

•	different divisions of the FDA are reviewing different product candidates and those divisions may have different requirements for approval; and

•	changes in regulatory law, FDA or foreign regulatory agency organization, or personnel may result in different requirements for approval than anticipated.

Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, or their advisors may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

Any delay in or failure to receive or maintain approval for any of our product candidates could prevent us from ever generating revenues or achieving profitability.

We may be required to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive, or the trials are not well designed.

Clinical trials must be conducted in accordance with FDA regulations governing clinical studies, or other applicable foreign government guidelines, and are subject to oversight by the FDA, other foreign governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under current Good Manufacturing Practices, or cGMP, and may require large numbers of test subjects. Clinical trials may be suspended by the FDA, other foreign governmental agencies or us for various reasons, including:

•	deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

•	deficiencies in the clinical trial operations or trial sites;

•	the product candidate may have unforeseen adverse side effects;

•	the time required to determine whether the product candidate is effective may be longer than expected;

•	deaths or other adverse events arising during a clinical trial due to medical problems that may not be related to clinical trial treatments;

•	the product candidate may not appear to be more effective than current therapies;

•	the quality or stability of the product candidate may fall below acceptable standards; and

•	insufficient quantities of the product candidate might be available to complete the trials.

In addition, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Due to these and other factors, our Tarmogen product candidates could take a significantly longer time to gain regulatory approval than we expect or we may never gain approval for any product candidates, which could reduce or eliminate our revenue by delaying or terminating the commercialization of our Tarmogen product candidates.

Certain of our product candidates are being and will be studied in clinical trials conducted by the NCI, and in investigator-initiated clinical trials, the conduct of which we do not control.

Our GI-6207 and GI-6301 product candidates are being developed in collaboration with the National Cancer Institute, or NCI. In addition, there are two investigator-initiated clinical trials ongoing with our GI-4000 product candidate, a Phase 2a clinical trial in NSCLC at MSKCC and a Phase 2a clinical study in colorectal cancer at the Lombardi Cancer Center at Georgetown University. We also expect to continue to supply and otherwise support similar trials in the future including the GI-6207 Phase 2 clinical trial in medullary thyroid cancer, or MTC, we expect to commence in 2012. We do not control the protocols, administration or conduct of these trials and, as a result, we are subject to risks associated with the way these types of trials are conducted, in particular should any problems arise. These risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues, and difficulties or differences in interpreting data. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials or the trials not being conducted according to protocols may ultimately lead to the denial of regulatory approval of our product candidates, which would adversely affect our business and lead to a decline in the trading price of our common stock.

Any product candidate for which we obtain marketing approval could be subject to restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information, reports, registration and listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use. If we market our products outside of their approved indications, we will be subject to enforcement action for off-label marketing.

In addition, later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products, fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

If we are unable to comply with foreign regulatory requirements or obtain foreign regulatory approvals, our ability to develop foreign markets for our products could be impaired.

Sales of our products outside the United States will be subject to foreign regulatory requirements governing clinical trials, marketing approval, manufacturing, product licensing, pricing and reimbursement. These regulatory requirements vary greatly from country to country. As a result, the time required to obtain approvals outside the United States may differ from that required to obtain FDA approval and we may not be able to obtain foreign regulatory approvals on a timely basis or at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA and foreign regulatory authorities could require additional testing. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our products.

Developing product candidates in combination with other therapies may lead to unforeseen side effects or failures in our clinical trials.

We are studying our product candidates in clinical trials in combination with approved therapies, including chemotherapies and antivirals, and we anticipate that if any of our product candidates are approved for marketing, they will be approved to be used only in combination with other therapies. Our development programs and planned studies carry all the risks inherent in drug development activities, including the risk that they will fail to demonstrate meaningful efficacy or acceptable safety. In addition, our development programs are subject to additional regulatory, commercial, manufacturing and other risks because of the use of other therapies in combination with our product candidates. For example, the other therapies may lead to toxicities that are improperly attributed to our product candidates or the combination of our product candidates with other therapies may result in toxicities that the product candidate or other therapy does not produce when used alone. The other therapies we are using in combination may be removed from the market and thus be unavailable for testing or commercial use with any of our approved products. Testing product candidates in combination with other therapies may increase the risk of significant adverse effects or test failures. The timing, outcome and cost of developing products to be used in combination with other therapies is difficult to predict and dependent on a number of factors that are outside our reasonable control. If we experience safety or toxicity issues in our clinical trials or with any approved products, we may not receive approval to market any products, which could prevent us from ever generating revenues or achieving profitability.

Competitive products for treatment of HCV may reduce or eliminate the commercial opportunity for GI-5005.

The clinical and commercial landscape for chronic HCV is rapidly changing. New data from commercial and clinical-stage products continue to emerge. It is possible that these data may alter current standards of care, completely precluding us from further developing GI-5005 for chronic HCV. Further, it is possible that we may initiate a clinical trial or trials for GI-5005, only to find that data from competing products make it impossible for us to complete enrollment in these trials, resulting in our inability to file for marketing approval with regulatory agencies. Even if GI-5005 is approved for marketing, it may have limited sales due to particularly intense competition in the HCV market.

We expect to depend on existing and future collaborations with third parties for the development of some of our product candidates. If those collaborations are not successful, we may not be able to complete the development of these product candidates.

We currently have collaboration agreements with Celgene Corporation, or Celgene, for the development of our oncology product candidates and with Gilead Sciences, Inc., or Gilead, for hepatitis B virus, or HBV, Tarmogens. Celgene and Gilead can terminate their respective collaborations with us at any time, subject to certain notice provisions. We plan to seek third-party collaborators for the development of certain other Tarmogen product candidates.

Under our current arrangements with Celgene and Gilead, we have limited control over the amount and timing of resources that our collaborators dedicate to the development of our product candidates. This is also likely to be true in any future collaborations with third parties. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates pose the following risks to us:

•	Celgene may not exercise any of its options to any of our oncology product candidates;

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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collaborators may not pursue development and commercialization of our product candidates, such as Celgene not exercising its option to any of our oncology programs, or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

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collaborators may elect to take over manufacturing rather than retain us as manufacturers and may encounter problems in starting up or gaining approval for their manufacturing facility and so be unable to continue development of product candidates;

•	we may be required to undertake the expenditure of substantial operational, financial and management resources in connection with any collaboration;

•	we may be required to issue equity securities to collaborators that would dilute our existing stockholders’ percentage ownership;

•	we may be required to assume substantial actual or contingent liabilities;

•	collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting our potential revenues from these products; and

•	collaborators may experience financial difficulties.

We face a number of challenges in seeking additional collaborations. Collaborations are complex and any potential discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors, such as the design or results of our clinical trials, the potential market for our product candidates, the costs and complexities of manufacturing and delivering our product candidates to patients, the potential of competing products, the existence of uncertainty with respect to ownership or the coverage of our intellectual property, and industry and market conditions generally. If we were to determine that additional collaborations for our Tarmogen product candidates are necessary and were unable to enter into such collaborations on acceptable terms, we might elect to delay or scale back the development or commercialization of our product candidates in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product candidates that obtain marketing approval, and we may encounter unexpected costs or difficulties in doing so.

If we independently develop and commercialize one or more of our product candidates, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. We will require additional investment and validation process development in order to qualify our commercial-scale manufacturing process to manufacture clinical trial materials and commercial material if any of our products are approved for marketing. This investment and validation process development may be expensive and time-consuming. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must:

•	recruit, hire, train, manage and motivate a growing employee base;

•	accurately forecast demand for our products;

•	assemble and manage the supply chain to ensure our ability to meet demand; and

•	expand existing operational, manufacturing, financial and management information systems.

We may seek FDA approval for our production process and facilities simultaneously with seeking approval for sale of our product candidates. Should we not complete the development of adequate capabilities, including manufacturing capacity, or fail to receive timely approval of our manufacturing process and facilities, our ability to supply clinical trial materials for planned clinical trials or supply products following regulatory approval for sale could be delayed, which would further delay our clinical trials or the period of time when we would be able to generate revenues from the sale of such products, if we are even able to obtain approval or generate revenues at all. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. To date, patients treated with Tarmogens have experienced drug-related side effects, including local skin reactions and systemic and constitutional symptoms including muscle aches, fever and fatigue. Subjects have also reported developing a taste in their mouths similar to yeast following injection of our product candidates. In one instance, a patient in the GI-6207 clinical trial who had pleural and pericardial metastases, or cancer in the spaces surrounding the heart and lungs, experienced pleural and pericardial effusions, or fluid buildup in those areas of the body, following immunization with GI-6207. GI-6207 had to be discontinued in this patient because of this adverse event. For this reason, we have excluded patients with pericardial metastases from current and future clinical trials.

Our Tarmogen product candidates are intended to stimulate the immune system. As such, results of our clinical trials could reveal an unacceptable severity and prevalence of side effects, including, but not limited to, adverse immune responses that lead to previously unobserved autoimmune complications or yeast allergies. As a result of any side effects, our clinical trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development, or deny approval, of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

If we cannot demonstrate an acceptable toxicity profile for our product candidates in non-clinical studies, we will not be able to initiate or continue clinical trials or obtain approval for our product candidates.

In order to move a product candidate into human clinical trials, we must first demonstrate an acceptable toxicity profile in preclinical testing. Furthermore, in order to obtain approval, we must also demonstrate safety in various non-clinical tests. For example, we are conducting preclinical testing for GI-13020 in anticipation of filing an investigational new drug application, or IND. We may not have conducted or may not conduct the types of non-clinical testing ultimately required by regulatory authorities, or future non-clinical tests may indicate that our product candidates are not safe for use. Preclinical and non-clinical testing is expensive, time-consuming and has an uncertain outcome. In addition, success in initial non-clinical testing does not ensure that later non-clinical testing will be successful. We may experience numerous unforeseen events during, or as a result of, the non-clinical testing process, which could delay or prevent our ability to develop or commercialize our product candidates, including:

•	our preclinical and non-clinical testing may produce inconclusive or negative safety results, which may require us to conduct additional non-clinical testing or to abandon product candidates;

•	our product candidates may have unfavorable pharmacology or toxicity characteristics;

•	our product candidates may cause undesirable side effects such as negative immune responses that lead to autoimmune complications;

•	our enrolled patients may have yeast allergies that lead to complications after treatment; and

•	the FDA or other regulatory authorities may determine that additional safety testing is required.

Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure or any experience in the sales, marketing or distribution of pharmaceutical products. We currently have collaboration agreements with Celgene for the development and commercialization of our oncology product candidates and with Gilead for HBV Tarmogens. We may seek additional third-party collaborators for the commercialization of our other product candidates. In the future, we may choose to build a focused sales and marketing infrastructure to market or co-promote some of our product candidates if and when they are approved, which would be expensive and time-consuming. Alternatively, we may elect to outsource these functions to third parties. Either approach carries significant risks. For example, recruiting and training a sales force is expensive and time-consuming and, if done improperly, could delay a product launch and result in limited sales. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, manage and retain adequate numbers of effective sales and marketing personnel;

•	the inability of marketing personnel to develop effective marketing materials;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

As a result of our arrangements with Celgene and Gilead, as well as any other arrangements with third parties we may enter into to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into additional arrangements with third parties to sell and market our product candidates or doing so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

The availability and amount of reimbursement for our product candidates, if approved, and the manner in which government and private payors may reimburse for our potential product, are uncertain.

In both U.S. and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. The future magnitude of our revenues and profitability may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care. We cannot predict the effect that private sector or governmental health care reforms may have on our business, and there can be no assurance that any such reforms will not have a material adverse effect on our business, financial condition and results of operations.

In addition, in both the United States and elsewhere, sales of prescription drugs are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. The ability to obtain reimbursement of our products from these parties is a critical factor in the commercial success for any of our products. Failure to obtain appropriate reimbursement could result in reduced or no sales of our products.

Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly-approved health care products. There can be no assurance that our products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before any of our products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products and services. As a result, we may elect not to market future products in certain markets.

Failure to attract and retain key personnel could impede our ability to develop our products and to obtain new collaborations or other sources of funding.

Because of the specialized scientific nature of our business and the unique properties of our Tarmogen platform, our success is highly dependent upon our ability to attract and retain qualified scientific and technical personnel, consultants and advisors. We are dependent on the principal members of our scientific and management staff, particularly Drs. Timothy C. Rodell, David Apelian and John H. Frenz. The loss of their services might significantly delay or prevent the achievement of our research, development and business objectives. We currently maintain key-man life insurance on Drs. Rodell, Apelian and Frenz. However, we may not continue to maintain such insurance in the future or the proceeds of such insurance may not be adequate.

We will need to recruit a significant number of additional personnel in order to achieve our operating goals. In order to pursue our product development and marketing and sales plans, we will need to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing, marketing and sales, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. We also rely on consultants and advisors to assist in formulating our research and development strategy and adhering to complex regulatory requirements. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that we will be able to attract and retain such individuals on acceptable terms, if at all. Additionally, our facilities are located in Colorado, which may make attracting and retaining qualified scientific and technical personnel from outside of Colorado difficult. The failure to attract and retain qualified personnel, consultants and advisors could have a material adverse effect on our business, financial condition and results of operations.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates for the indications that we believe are the most scientifically and commercially promising. Our resource allocation decisions may cause us to fail to capitalize on viable scientific or commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any scientifically or commercially viable products. If we do not accurately evaluate the scientific and commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.

Financial Risks

We have a history of net losses. We expect to continue to incur increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We are not profitable and have incurred significant net losses in each year since our inception in February 1995, including net losses of $3.3 million, $13.7 million, $14.8 million and $22.1 million for the six months ended June 30, 2012, and the years ended December 31, 2011, 2010 and 2009, respectively. As of June 30, 2012, we had an accumulated deficit of $191.6 million. Our losses have resulted principally from costs incurred in our discovery and development activities. We anticipate that our operating losses will substantially increase over the next several years as we expand our discovery, research and development activities, including the clinical development of our Tarmogen product candidates.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, upfront payments pursuant to our collaboration agreements, government grants and capital lease and equipment financing. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. Our ability to achieve profitability is dependent on our ability, alone or with others, to complete the development of our products successfully, obtain the required regulatory approvals, manufacture and market our proposed products successfully or have such products manufactured and marketed by others, and gain market acceptance for such products. There can be no assurance as to whether or when we will achieve profitability.

We will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

Development of our Tarmogen product candidates and any other future product candidates will require substantial additional funds to conduct research, development and clinical trials necessary to bring such product candidates to market and to establish manufacturing, marketing and distribution capabilities. Our future capital requirements will depend on many factors, including, among others:

•	the scope, rate of progress, results and costs of our preclinical and non-clinical studies, clinical trials and other research and development activities;

•	the scope, rate of progress and costs of our manufacturing development and commercial manufacturing activities;

•	the cost, timing and outcomes of regulatory proceedings (including FDA review of any BLA or New Drug Application, or NDA, that we file);

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payments required with respect to development milestones we achieve under our in-licensing agreements, including any such payments to University of Colorado, or CU, pursuant to our license agreement with them;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	the costs associated with commercializing our product candidates, if they receive regulatory approval;

•	the cost and timing of establishing sales and marketing capabilities;

•	competing technological efforts and market developments;

•	changes in our existing research relationships;

•	our ability to establish collaborative arrangements to the extent necessary;

•	revenues received from any future products; and

•	payments received under any future strategic collaborations.

We anticipate that we will continue to generate significant losses for the next several years as we incur expenses to complete our clinical trial programs for our product candidates, build commercial capabilities, develop our pipeline and expand our corporate infrastructure. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents of $6.4 million as of June 30, 2012, will allow us to fund our operating plan into 2015. However, our operating plan may change as a result of factors currently unknown to us. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate or to alter our operations. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

There can be no assurance that our revenue and expense forecasts will prove to be accurate, and any change in the foregoing assumptions could require us to obtain additional financing earlier than anticipated. There is a risk of delay or failure at any stage of developing a product candidate, and the time required and costs involved in successfully accomplishing our objectives cannot be accurately predicted. Actual drug research and development costs could substantially exceed budgeted amounts, which could force us to delay, reduce the scope of or eliminate one or more of our research or development programs.

We may never be able to generate a sufficient amount of product revenue to cover our expenses. Until we do, we expect to seek additional funding through public or private equity or debt financings, collaborative relationships, capital lease transactions or other available financing transactions. However, there can be no assurance that additional financing will be available on acceptable terms, if at all, and such financings could be dilutive to existing stockholders. Moreover, in the event that additional funds are obtained through arrangements with collaborators, such arrangements may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves.

If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs. Our failure to obtain adequate financing when needed and on acceptable terms would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Manufacturing Activities

We have limited experience manufacturing our product candidates at commercial scale, and there can be no assurance that our product candidates can be manufactured in compliance with regulations at a cost or in quantities necessary to make them commercially viable. Our manufacturing facility has not been inspected by regulatory agencies and there can be no assurance that it will be acceptable for licensure by regulatory authorities or that we can contract to build acceptable facilities.

We have limited experience in commercial-scale manufacturing of Tarmogens. We may develop our manufacturing capacity in part by expanding our current facility or building additional facilities. This activity would require substantial additional funds and we would need to hire and train significant numbers of qualified employees to staff these facilities. We may not be able to develop commercial-scale manufacturing facilities that are adequate to produce materials for additional later-stage clinical trials or commercial use. Since our product candidates are produced by a biological process, we may find that our recombinant yeast strains will not grow at sites other than our facility, or do not result in a comparable product. All of our manufacturing of Tarmogen product candidates is currently performed in our Colorado facility. Damage to, or other impairment of, this facility could limit or eliminate our ability to manufacture Tarmogens.

We rely on contract manufacturing organizations for sterile fill and finish of our products, and these contractors currently fill our product candidates at a scale that is not adequate for commercial supply. Failure to find and maintain satisfactory commercial-scale fill and finish contractors could impair our ability to supply product for clinical and commercial needs. Failure of these contractors to maintain compliance with cGMPs and other regulatory and legal requirements could result in government actions that would limit or eliminate clinical trial and commercial product supply.

The equipment and facilities employed in the manufacture of pharmaceuticals are subject to stringent qualification requirements by regulatory agencies, including validation of equipment, systems and processes. We may be subject to lengthy delays and expense in conducting validation studies, if we can meet the requirements at all. Our manufacturing facility has not been inspected by regulatory agencies and there can be no assurance that it will be acceptable for licensure by regulatory authorities.

If we are unable to manufacture or contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in our manufacturing processes or our relationships with other manufacturers, our preclinical and clinical testing schedule would be delayed. This in turn would delay the submission of product candidates for regulatory approval and thereby delay the market introduction and subsequent sales of any products that receive regulatory approval, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, we or our contract manufacturers must supply all necessary documentation in support of our regulatory approval applications on a timely basis and must adhere to cGMP regulations enforced by the FDA and other regulatory bodies through their facilities inspection programs. If these facilities cannot pass a pre-approval plant inspection, the approval by the FDA or other regulatory bodies of the products will not be granted. If the FDA or a comparable foreign regulatory authority does not approve our facilities and processes for the manufacture of our product candidates or if they withdraw any such approval in the future, we may need to correct the issues or find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We and our contract manufacturers are subject to significant regulation with respect to manufacturing of our products.

All entities involved in the preparation of a product candidate for clinical trials or commercial sale, including our manufacturing facility and our contract manufacturing organizations used for filling and finishing of our bulk product, are subject to extensive regulation. Components of a finished product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of any regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. The regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party contractors or raw material suppliers. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Our third-party contractors or raw material suppliers may refuse to implement remedial measures required by regulatory authorities. Any failure to comply with applicable manufacturing regulations or failure to implement required remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

We rely on relationships with third-party contract manufacturers, which limits our ability to control the availability of, and manufacturing costs for, our product candidates.

Problems with any of our contract manufacturers’ or raw material suppliers’ facilities or processes, could prevent or delay the production of adequate supplies of finished Tarmogens. This could delay clinical trials or delay and reduce commercial sales and materially harm our business. Any prolonged delay or interruption in the operations of our collaborators’ facilities or contract manufacturers’ facilities could result in cancellation of shipments, loss of components in the process of being manufactured or a shortfall in availability of a product candidate or products. A number of factors could cause interruptions, including:

•	the inability of a supplier to provide raw materials;

•	equipment malfunctions or failures at the facilities of our collaborators or suppliers;

•	high process failure rates;

•	damage to facilities due to natural or man-made disasters;

•	changes in regulatory requirements or standards that require modifications to our or our collaborators’ and suppliers’ manufacturing processes;

•	action by regulatory authorities or by us that results in the halting or slowdown of production of components or finished product at our facilities or the facilities of our collaborators or suppliers;

•	problems that delay or prevent manufacturing technology transfer to another facility, contract manufacturer or collaborator with subsequent delay or inability to start up a commercial facility;

•	a contract manufacturer or supplier going out of business, undergoing a capacity shortfall or otherwise failing to produce product as contractually required;

•	employee or contractor misconduct or negligence;

•	shipping delays, losses or interruptions; and

•	other similar factors.

Because manufacturing processes are highly complex and are subject to a lengthy regulatory approval process, alternative qualified production capacity and sufficiently trained or qualified personnel may not be available on a timely or cost-effective basis or at all. Difficulties or delays in our contract manufacturers’ production of drug substances could delay our clinical trials, increase our costs, damage our reputation and cause us to lose revenue and market share if we are unable to timely meet market demand for any products that are approved for sale.

The manufacturing process for our Tarmogen product candidates has several components that are sourced from a single manufacturer. If we utilize an alternative manufacturer or alternative component, we may be required to demonstrate comparability of the drug product before releasing the product for clinical use and we may not be to find an alternative supplier. For example, the stoppers used to seal the vials of our products are made by a single supplier using a proprietary formula and process. Any change to the stopper would require us to carry out lengthy studies to verify that our product remains stable with the replacement stopper. The loss of any of our current suppliers could result in manufacturing delays for the component substitution, and we may need to accept changes in terms or price from our existing supplier in order to avoid such delays.

Further, if our contract manufacturers are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our business.

We use and generate hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

Our research, development and manufacturing involves the controlled use of hazardous materials, chemicals, various active microorganisms and volatile organic compounds, and we may incur significant costs as a result of the need to comply with numerous laws and regulations. For example, as a pharmacologically-active material, any residual Tarmogen in process-waste streams must be disposed of as hazardous waste. We are subject to laws and regulations enforced by the FDA, the Drug Enforcement Agency, foreign health authorities and other regulatory requirements, including the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of our products, materials used to develop and manufacture our product candidates, and resulting waste products. Although we believe that our safety procedures for handling and disposing of such materials, and for killing any unused microorganisms before disposing of them, comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

We replicate all yeast cells for our products internally and utilize a single manufacturing site to manufacture our clinical product candidates. Any disruption in the operations of our manufacturing facility would have a significant negative impact on our ability to manufacture products for clinical testing and would result in increased costs and losses.

We grow all yeast cells for our products internally using a complex process. Any disruption of our operations could result in manufacturing delays due to the inability to purchase the cell lines from outside sources. We have only one manufacturing facility in which we can manufacture clinical products. In the event of a physical catastrophe at our manufacturing or laboratory facilities, we could experience costly delays in reestablishing manufacturing capacity due to a lack of redundancy in manufacturing capability.

Consistent manufacture of our products relies on maintenance of a master yeast bank, or MYB, as an essential starting material for all production. We currently store our MYB in ultra-low temperature freezers at two geographically distinct locations. We may discover storage stability problems that prevent use of the MYB. We may also suffer catastrophic events at the two storage locations that would destroy all available stocks of the MYB. Should we lose the MYB of any of our products we would experience significant delays in producing and gaining regulatory approval to use a replacement MYB. We may not be able to replicate the original MYB with sufficient fidelity to convince regulatory authorities that we are able to produce a comparable product, which could require us to perform clinical trials to gain approval of product made with the replacement MYB. This could result in a lengthy period in which we are unable to manufacture product candidates for clinical trials or, if any of our product candidates are approved, for sale.

Our manufacturing facility contains highly specialized equipment and utilizes complicated production processes developed over a number of years, which would be difficult, time-consuming and costly to replace. Any prolonged disruption in the operations of our manufacturing facility would have a significant negative impact on our ability to manufacture products for clinical testing on our own and would cause us to seek additional third-party manufacturing contracts, thereby increasing our development costs. We may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or any losses may be excluded under our insurance policies. Certain events, such as natural disasters, fire, political disturbances, sabotage or business accidents, which could impact our current or future facilities, could have a significant negative impact on our operations by disrupting our product development efforts until such time as we are able to repair our facility or put in place third-party contract manufacturers to assume this manufacturing role.

During the course of the product life cycle we will make process changes to scale up manufacturing to commercial manufacture or transfer the production to alternate sites or contract manufacturers. Our ability to successfully implement these changes will depend on our ability to demonstrate, to the satisfaction of the FDA and other regulatory agencies, that the product made by the new process or at the new site is comparable to the original product.

In the event that manufacturing process changes are necessary for the further development of a product candidate, we may not be able to reach agreement with regulatory agencies on the criteria for demonstrating comparability to the original product, which would require us to repeat clinical studies performed with the original product. This could result in lengthy delays in implementing the new process or site and substantial lost sales as a result of our inability to meet commercial demand. If we reach agreement with regulatory agencies on the criteria for establishing comparability, we may not be able to meet these criteria or may suffer lengthy delays in meeting these criteria. This may result in significant lost sales due to inability to meet commercial demand with the original product. Furthermore, studies to demonstrate comparability, or any other studies on the new process or site such as validation studies, may uncover findings that result in regulatory agencies delaying or refusing to approve the new process or site.

Risks Relating to Regulation of Our Industry

The biopharmaceutical industry is subject to significant regulation and oversight in the United States, in addition to approval of products for sale and marketing.

In addition to FDA restrictions on marketing of biopharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the biopharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of these laws, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal anti-kickback statute. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology and Clinical Health Act and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, which will be effective as of the completion of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Health care reform measures could adversely affect our business.

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. Most recently, in March 2010 the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA, was enacted, which includes measures to significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical and biotechnology industry are the following:

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an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, that began in 2011;

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new requirements to report certain financial arrangements with physicians and others, including reporting any “transfer of value” made or distributed to prescribers and other healthcare providers and reporting any investment interests held by physicians and their immediate family members;

•	a licensure framework for follow-on biologic products;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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creation of the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law even if Congress does not act on the recommendations; and

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establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011.

Many of the details regarding the implementation of the PPACA are yet to be determined, and at this time, the full effect that the PPACA would have on our business remains unclear. In particular, there is uncertainty surrounding the applicability of the biosimilars provisions under the PPACA to our Tarmogen product candidates. The FDA is only now soliciting public comment and conducting hearings to assist them in drafting regulations under the PPACA. It is not certain that we will receive 12 years of biologics marketing exclusivity for any of our products. The regulations that are ultimately promulgated and their implementation are likely to have considerable impact on the way we conduct our business and may require us to change current strategies. A biosimilar is a biological product that is highly similar to an approved drug notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biological product and the approved drug in terms of the safety, purity, and potency of the product.

Individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenues. In addition, legislation has been introduced in Congress that, if enacted, would permit more widespread importation or re-importation of pharmaceutical products from foreign countries into the United States, including from countries where the products are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. Alternatively, in response to legislation such as this, we might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales. It is also possible that other legislative proposals having similar effects will be adopted.

Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. For example, average review times at the FDA for marketing approval applications have fluctuated over the last ten years, and we cannot predict the review time for any of our submissions with any regulatory authorities. In addition, review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

Risks Relating to Competitive Factors

We compete in an industry characterized by extensive research and development efforts and rapid technological progress. New discoveries or commercial developments by our competitors could render our potential products obsolete or non-competitive.

New developments occur and are expected to continue to occur at a rapid pace in our industry, and there can be no assurance that discoveries or commercial developments by our competitors will not render some or all of our potential products obsolete or non-competitive, which could have a material adverse effect on our business, financial condition and results of operations. For example, the HCV market changed dramatically with the approval of two new small molecule agents in 2011 and the recent emergence of clinical data indicating the potential for a future interferon-free treatment regimen. These factors present challenges in the continued development of GI-5005 and could ultimately limit its sales potential.

We expect to compete with fully integrated and well-established pharmaceutical and biotechnology companies in the near- and long-term. Most of these companies have substantially greater financial, research and development, manufacturing and marketing experience and resources than we do and represent substantial long-term competition for us. Such companies may succeed in discovering and developing pharmaceutical products more rapidly than we do or pharmaceutical products that are safer, more effective or less costly than any that we may develop. Such companies also may be more successful than we are in manufacturing, sales and marketing. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations also conduct clinical trials, seek patent protection and establish collaborative arrangements for the development of product candidates.

We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, reimbursement coverage, price and patent position. There can be no assurance that our competitors will not develop safer and more effective products, commercialize products earlier than we do, or obtain patent protection or intellectual property rights that limit our ability to commercialize our products.

There can be no assurance that our issued patents or pending patent applications, if issued, will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide us with proprietary protection or a competitive advantage.

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner than our product candidates, which may diminish or eliminate the commercial success of any products we may commercialize.

The biopharmaceutical industry is highly competitive. There are many public and private biopharmaceutical companies, public and private universities and research organizations actively engaged in the discovery and research and development of products for cancer and infectious disease. Given the significant unmet patient need for new therapies, oncology is an area of focus for large and small companies as well as research institutions. As a result, there are and will likely continue to be extensive research and substantial financial resources invested in the discovery and development of new oncology products. In addition, there are a number of multinational pharmaceutical companies and large biotechnology companies currently marketing or pursuing the development of products or product candidates targeting the same cancer indications as our product candidates, and several large public biopharmaceutical companies have approved or are developing cancer immunotherapy products, including Dendreon Corporation, Bristol-Myers Squibb Company, GlaxoSmithKline plc, Merck & Co. and Merck KGaA.

There are several marketed products indicated for pancreas cancer, including Astellas Pharma Inc.’s erlotinib, Teva Pharmaceutical Industries Limited’s streptozocin, and gemcitabine, fluorouracil, or 5-FU, and mitomycin that are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions conducting clinical trials of immunotherapy products in pancreas cancer including NCI, Bavarian Nordic, NewLink Genetics Corporation, Aduro BioTech Inc., Sidney Kimmel Comprehensive Cancer Center, Providence Health & Services, Duke University, Advantagene, Inc. and AlphaVax, Inc.

There are numerous marketed therapeutics indicated for NSCLC, including Roche Holding AG’s bevacizumab, Eli Lilly’s pemetrexed, Astellas Pharma’s erlotinib, AstraZeneca PLC’s gefitinib, as well as generically available gemcitabine, platinum-based chemotherapeutics (cisplatin, oxaliplatin and carboplatin) and mitotic inhibitors (paclitaxel and vinorelbine), which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions with clinical trials of immunotherapy products in lung cancer, including Merck KGaA, NCI, Duke University, Innogene Kalbiotech Pte. Ltd., H. Lee Moffitt Cancer Center, University of Miami Sylvester Comprehensive Cancer Center, Transgene S.A., Heat Biologics, AVAX Technologies, Agenus, Laboratory Elea S.A.C.I.F., Roswell Park Cancer Institute, Baylor College of Medicine, Institut Gustave Roussy, Celldex Therapeutics and Immunovative Therapies, Ltd.

There are numerous marketed therapeutics indicated for colorectal cancer, including Roche Holding AG’s bevacizumab, Bristol Myers-Squibb’s cetuximab, Amgen’s panitumumab, as well as irinotecan, oxaliplatin, leucovorin and 5-FU, which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions with clinical trials of immunotherapy products in colorectal cancer including National Cancer Institute, Instituto Cientifico y Tecnological de Navara, Stanford University, Radboud University, University of Michigan Cancer Center, AlphaVax Inc., Duke University, Immunovative Therapies Ltd. and Ohio State University Comprehensive Cancer Center.

In April 2011, AstraZeneca’s vandetanib was the first FDA approved treatment of late-stage, or metastatic, MTC in adult patients who are ineligible for resection. In addition, Exelixis has submitted an NDA for cabozantinib to treat MTC. Further, there a several companies or institutions with clinical trials of immunotherapy products generally targeting carcinoembryonic antigen, or CEA, including Bavarian Nordic, NCI and Radboud University.

There are several marketed therapeutics indicated for the treatment of chronic HCV infection, including Roche Holding AG’s pegylated interferon 2a, Merck’s pegylated interferon 2b and boceprevir, Vertex’s telaprevir, and ribavirin, which is marketed by several generic pharmaceutical firms. In addition, there are many companies or institutions with clinical trials of immunotherapy or antiviral products for the treatment of chronic HCV infection including Intercell, Novartis, Tripep, Inovio, Dynavax Technologies Corporation, Okairos, Transgene, Gilead, Abbott, Bristol Myers-Squibb, Biolex and Achillion.

There are several marketed therapeutics indicated for the treatment of chronic HBV infection, including Roche Holding AG’s pegylated interferon 2a, Gilead Sciences’ tenofovir and adefovir, Bristol Myers-Squibb’s entecavir, Novartis’ telbivudine, and lamivudine, which is marketed by several generic pharmaceutical firms. In addition, there are several companies or institutions with clinical trials of immunotherapy products for the treatment of chronic HBV infection including Chongqing Jiachen Biotechnology, Emergent Biosolutions, Shanghai Medical University, Dynavax Technologies Corporation, Institut Pasteur, Pohang University of Science and Technology and Vaxine Pty. Ltd.

Many of our competitors, either alone or with their strategic collaborators, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drugs, obtaining FDA and other regulatory approvals, and the commercialization of those products. Accordingly, our competitors may be more successful in obtaining approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the significant expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available.

There are many different approaches to using immunotherapies to treat cancer, including anti-idiotype, whole cell, DNA, peptide/antigen, viral, tumor lysate, shed antigens, and dendritic cell. Cancer immunotherapies are also distinguished by whether or not they are derived from autologous or allogeneic sources. Each of the various approaches to cancer immunotherapy have potential advantages and disadvantages based on factors such as their immunostimulatory mechanisms, formulation characteristics and manufacturing requirements.

We also compete with other clinical-stage companies and institutions for clinical trial participants, which could reduce our ability to recruit participants for our clinical trials. Delay in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors. Further, research and discoveries by others may result in breakthroughs that render our product candidates obsolete even before they begin to generate any revenue.

In addition, our competitors may obtain patent protection or FDA approval and commercialize products more rapidly than we do, which may impact future sales of any of our product candidates that receive marketing approval. If the FDA approves the commercial sale of any of our product candidates, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third-party payors, and patent position. Our profitability and financial position will suffer if our products receive regulatory approval, but cannot compete effectively in the marketplace.

If any of our product candidates are approved and commercialized, we may face competition from biosimilars. The route to market for biosimilars was established with the passage of the PPACA in March 2010, providing 12 years of marketing exclusivity for reference products and an additional six months of exclusivity if pediatric studies are conducted. In Europe, the European Medicines Agency has issued guidelines for approving products through an abbreviated pathway, and biosimilars have been approved in Europe. If a biosimilar version of one of our potential products were approved in the United States or Europe, it could have a negative effect on sales and gross profits of the potential product and our financial condition.

Even if we achieve market acceptance for our products, we may experience downward pricing pressure on the price of our drugs because of generic and biosimilar competition and social pressure to lower the cost of drugs.

Several of the FDA-approved products for HBV face patent expiration in the next several years. As a result, generic versions and biosimilars of these drugs and biologicals may become available. We expect to face competition from these products, including price-based competition. Pressure from patient awareness and other social activist groups to reduce drug prices may also put downward pressure on the prices of drugs, including our product candidates, if they are commercialized.

Our product candidates may not be accepted in the marketplace; therefore, we may not be able to generate significant revenue, if any.

Even if our Tarmogen product candidates are approved for sale, physicians and the medical community may not ultimately use them or may use them only in applications more restricted than we expect. Our product candidates, if successfully developed, will compete with a number of traditional products and immunotherapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our product candidates will also compete with new products currently under development by such companies and others. Physicians will prescribe a product only if they determine, based on experience, clinical data, side effect profiles, reimbursement for their patients and other factors, that it is beneficial as compared to other products currently in use. Many other factors influence the adoption of new products, including marketing and distribution restrictions, course of treatment, adverse publicity, product pricing, the views of thought leaders in the medical community and reimbursement by government and private third-party payors.

For our products that are developed in combination with other therapies, changes in standard of care or use patterns could make those combinations obsolete. For example, we are developing GI-4000 for pancreas cancer in combination with gemcitabine. If GI-4000 is approved for marketing in combination with gemcitabine and use of another therapy becomes more prevalent than gemcitabine, sales of the combination of GI-4000 with gemcitabine could be negatively impacted and our financial results and stock price would be adversely affected.

Risks Relating to Our Arrangements with Third Parties

We rely on third parties to conduct our non-clinical studies and some of our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for our product candidates, or we may be delayed in doing so.

We sometimes rely on third parties, such as CROs, medical institutions, academic institutions, clinical investigators and contract laboratories, to conduct our non-clinical studies and clinical trials. For example, the NCI is conducting clinical trials for GI-6207 and GI-6301 and we are supporting the investigator-initiated GI-4000-03 clinical trial in NSCLC at MSKCC, and the investigator-initiated GI-4000-05 clinical trial for Stage IV colorectal cancer with Ras mutations at the Lombardi Cancer Center at Georgetown University. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. The FDA requires us to comply with Good Laboratory Practice for conducting and recording the results of our preclinical studies and Good Clinical Practices, or GCP, for conducting, monitoring, recording and reporting the results of clinical trials, to assure that data and reported results are accurate and that the clinical trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with GCP, do not adhere to our clinical trial protocols or otherwise fail to generate reliable clinical data, we may need to enter into new arrangements with alternative third parties and our clinical trials may be more costly than expected or budgeted, extended, delayed or terminated or may need to be repeated, and we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.

Further, if our contract manufacturers are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our business.

We may explore strategic collaborations that may never materialize or may fail.

We may, in the future, periodically explore a variety of possible strategic collaborations in an effort to gain access to additional product candidates or resources. At the current time, we cannot predict what form such a strategic collaboration might take. We are likely to face significant competition in seeking appropriate strategic collaborators, and these strategic collaborations can be complicated and time-consuming to negotiate and document. We may not be able to negotiate strategic collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional strategic collaborations because of the numerous risks and uncertainties associated with establishing strategic collaborations.

Risks Relating to Protecting Our Intellectual Property

If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

Our success will depend, in part, on our ability to obtain patents, operate without infringing the proprietary rights of others and maintain trade secrets, both in the United States and other countries. Patent matters in the biotechnology and pharmaceutical industries can be highly uncertain and involve complex legal and factual questions. Accordingly, the validity, breadth and enforceability of our patents and the existence of potentially blocking patent rights of others cannot be predicted, either in the United States or in other countries.

There can be no assurance that we will discover or develop patentable products or processes or that patents will issue from any of the currently pending patent applications or that claims granted on issued patents will be sufficient to protect our technology or adequately cover the actual products we may actually sell. Potential competitors or other researchers in the field may have filed patent applications, been issued patents, published articles or otherwise created prior art that could restrict or block our efforts to obtain additional patents. There also can be no assurance that our issued patents or pending patent applications, if issued, will not be challenged, invalidated, rendered unenforceable or circumvented or that the rights granted hereunder will provide us with proprietary protection or competitive advantages. Our patent rights also depend on our compliance with technology and patent licenses upon which our patent rights are based and upon the validity of assignments of patent rights from consultants and other inventors that were, or are, not employed by us.

In addition, competitors may manufacture and sell our potential products in those foreign countries where we have not filed for patent protection or where patent protection may be unavailable, not obtainable or ultimately not enforceable. In addition, even where patent protection is obtained, third-party competitors may challenge our patent claims in the various patent offices, for example via opposition in the European Patent Office or reexamination or interference proceedings in the United States Patent and Trademark Office, or USPTO. The ability of such competitors to sell such products in the United States or in foreign countries where we have obtained patents is usually governed by the patent laws of the countries in which the product is sold.

We will incur significant ongoing expenses in maintaining our patent portfolio. Should we lack the funds to maintain our patent portfolio or to enforce our rights against infringers, we could be adversely impacted. Even if claims of infringement are without merit, any such action could divert the time and attention of management and impair our ability to access additional capital and/or cost us significant funds to defend.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.

•	We or our licensors or strategic collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

•	We or our licensors or strategic collaborators might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

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Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional proprietary technologies that are patentable.

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until one year or 18 months after its enactment. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business, our current and pending patent portfolio and future intellectual property strategy. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be subject to litigation with respect to the ownership and use of intellectual property that will be costly to defend or pursue and uncertain in its outcome.

Our success also will depend, in part, on our refraining from infringing patents or otherwise violating intellectual property owned or controlled by others. Pharmaceutical companies, biotechnology companies, universities, research institutions and others may have filed patent applications or have received, or may obtain, issued patents in the United States or elsewhere relating to aspects of our technology. It is uncertain whether the issuance of any third-party patents will require us to alter our products or processes, obtain licenses, or cease certain activities. Some third-party applications or patents may conflict with our issued patents or pending applications. Any such conflict could result in a significant reduction of the scope or value of our issued or licensed patents.

In addition, if patents issued to other companies contain blocking, dominating or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative non-infringing technology and cease practicing those activities, including potentially manufacturing or selling any products deemed to infringe those patents. If any licenses are required, there can be no assurance that we will be able to obtain any such licenses on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from pursuing the development and commercialization of certain of our potential products. Our failure to obtain a license to any technology that we may require to commercialize our products on favorable terms may have a material adverse impact on our business, financial condition and results of operations.

Litigation, which could result in substantial costs to us (even if determined in our favor), may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of the proprietary rights of others. The FDA has only recently published draft guidance documents for implementation of the Biologics Price Competition and Innovation Act (BPCIA) under the PPACA, related to the development of follow-on biologics (biosimilars), and detailed guidance for patent litigation procedures under this act has not yet been provided. If another company files for approval to market a competing follow-on biologic, and/or if such approval is given to such a company, we may be required to promptly initiate patent litigation to prevent the marketing of such biosimilar version of our product prior to the normal expiration of the patent. There can be no assurance that our issued or licensed patents would be held valid by a court of competent jurisdiction or that any follow-on biologic would be found to infringe our patents.

In addition, if our competitors file or have filed patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings to determine priority of invention. These proceedings, if initiated by the USPTO, could result in substantial costs to us, even if the eventual outcome is favorable to us. Such proceedings can be lengthy, are costly to defend and involve complex questions of law and fact the outcomes of which are difficult to predict. Moreover, we may have to participate in post-grant proceedings or third-party ex parte or inter partes reexamination proceedings under the USPTO. An adverse outcome with respect to a third-party claim or in an interference proceeding could subject us to significant liabilities, require us to license disputed rights from third parties, or require us to cease using such technology, any of which could have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable or where patents have not issued. We attempt to protect our proprietary technology and processes, in part, with confidentiality agreements and assignment of invention agreements with our employees and confidentiality agreements with our consultants and certain contractors. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. We may fail in certain circumstances to obtain the necessary confidentiality agreements, or their scope or term may not be sufficiently broad to protect our interests.

If our trade secrets or other intellectual property become known to our competitors, it could result in a material adverse effect on our business, financial condition and results of operations. To the extent that we or our consultants or research collaborators use intellectual property owned by others in work for us, disputes may also arise as to the rights to related or resulting know-how and inventions.

The patent protection and patent prosecution for some of our product candidates is dependent or may be dependent in the future on third parties.

While we normally seek and gain the right to fully prosecute the patents relating to our product candidates, there may be times when platform technology patents or product-specific patents that relate to our product candidates are controlled by our licensors. This is the case with our license of patents related to CEA from the National Institutes of Health. In addition, our licensors and/or licensees may have back-up rights to prosecute patent applications in the event that we do not do so or choose not to do so, and our licensees may have the right to assume patent prosecution rights after certain milestones are reached. If any of our licensing partners fails to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

Risks Relating to Our Exposure to Litigation

We are exposed to potential product liability or similar claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Clinical trials involve the testing of product candidates on human subjects or volunteers under a research plan, and carry a risk of liability for personal injury or death to patients due to unforeseen adverse side effects, improper administration of the product candidate, or other factors. Many of these patients are already seriously ill and are therefore particularly vulnerable to further illness or death.

We currently carry clinical trial liability insurance in the amount of $5 million in the aggregate, but there can be no assurance that we will be able to maintain such insurance or that the amount of such insurance will be adequate to cover claims. We could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim outside the scope of indemnity or insurance coverage, if the indemnity is not performed or enforced in accordance with its terms, or if our liability exceeds the amount of applicable insurance. In addition, there can be no assurance that insurance will continue to be available on terms acceptable to us, if at all, or that if obtained, the insurance coverage will be sufficient to cover any potential claims or liabilities. Similar risks would exist upon the commercialization or marketing of any products by us or our collaborators.

Regardless of their merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial volunteers;

•	costs of litigation;

•	distraction of management; and

•	substantial monetary awards to plaintiffs.

Should any of these events occur, it could have a material adverse effect on our business and financial condition.

We may become involved in securities class action litigation that could divert management’s attention and adversely affect our business and could subject us to significant liabilities.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of biopharmaceutical companies. These broad market fluctuations as well a broad range of other factors, including the realization of any of the risks described in this “Risk Factors” section of this prospectus, may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies generally experience significant stock price volatility. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to the Company.

Our amended and restated certificate of incorporation to be effective upon completion of this offering provides that we will indemnify our directors to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective upon completion of this offering and our indemnification agreements that we have entered into with our directors and executive officers provide that:

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We will indemnify our directors and executive officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify other officers, employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and executive officers in connection with defending a proceeding, except that such directors or executive officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our Board of Directors, (iii) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in the corporation under applicable law or (iv) such indemnification is required to be made pursuant to our amended and restated bylaws.

•

The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

As a result, if we are required to indemnify one or more of our directors or executive officers, it may reduce our available funds to satisfy successful third-party claims against us, may reduce the amount of money available to us and may have a material adverse effect on our business and financial condition.

Offering Risks

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline, perhaps substantially, below the initial public offering price. The initial public offering price has been determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations were prevailing market conditions; our results of operations and financial condition; financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us; the present state of our development; and our future prospects. See the “Underwriting” section of this prospectus for additional information. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The NASDAQ Global Market or otherwise or how liquid that market might become. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be highly volatile.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including those described elsewhere in this “Risk Factors” section in this prospectus and the following:

•	new products, product candidates or new uses for existing products introduced or announced by our competitors or our collaborators, and the timing of these introductions or announcements;

•	actual or anticipated results from and any delays in our clinical trials as well as results of regulatory reviews relating to the approval of our product candidates;

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variations in the level of expenses related to any of our product candidates or clinical development programs, including relating to the timing of invoices from, and other billing practices of, our CROs and clinical trial sites;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures and capital commitments;

•	additions or departures of key scientific or management personnel;

•	status of our relationships with Celgene, Gilead, NCI and other collaborators;

•	conditions or trends in the biotechnology and biopharmaceutical industries;

•	actual or anticipated changes in earnings estimates, development timelines or recommendations by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	deviations from securities analysts’ estimates or the impact of other analyst ratings downgrades by any securities analysts who follow our common stock;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events;

•	changes in accounting principles or accounting judgments;

•	discussion of us or our stock price by the financial and scientific press and in online investor communities;

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general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock.

In addition, the stock market in general and the market for biotechnology and biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business and financial condition.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of June 30, 2012, our executive officers, directors and principal stockholders, together with their respective affiliates, owned approximately 76% of our common stock, including shares issuable upon conversion of our preferred stock and shares subject to outstanding options and warrants that are exercisable within 60 days after June 30, 2012, and we expect that upon completion of this offering that same group will continue to hold at least 62.8% of our outstanding common stock. Accordingly, even after this offering, these stockholders will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of our Board of Directors, future issuances of our common stock or other securities, declaration of dividends on our common stock and approval of other significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change-of-control of the Company or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock. In addition, sales of shares beneficially owned by executive officers, directors and their affiliates could be viewed negatively by third parties and have a negative impact on our stock price. Moreover, we cannot assure you as to how these shares may be distributed and subsequently voted.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Upon completion of this offering, we will have outstanding a total of 17,232,376 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, approximately 3,679,765 shares of common stock, plus any shares sold upon exercise of the underwriters’

over-allotment option, will be freely tradable, without restriction, in the public market immediately following this offering. In addition, Wells Fargo Securities, LLC and Piper Jaffray & Co., may, in their sole discretion, permit our officers, directors and other stockholders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

As of June 30, 2012, there were 1,666,036 shares subject to outstanding options and an additional 217,803 shares reserved for future issuance under our employee benefit plans. All of the foregoing shares will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. There were also 475,257 shares of common stock issuable upon the exercise of outstanding warrants to purchase preferred stock, which will be converted into warrants to purchase common stock upon completion of this offering, and 8,191 shares of common stock issuable upon exercise of an outstanding warrant to purchase common stock, which will be eligible for sale in the public market to the extent permitted by the same restrictions. Moreover, upon completion of this offering, holders of an aggregate of 11,854,493 shares of our common stock will have rights, subject to some conditions, to require us to file a registration statement covering their shares or to include their shares in a registration statement that we may file for ourselves or other stockholders. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold into the public market, these sales could have an adverse effect on the market price for our common stock. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Shares so registered may be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

If you purchase common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $12.00 per share, the midpoint of the range on the cover page of this prospectus, you will incur immediate and substantial dilution of $9.89 per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $12.00 per share, the midpoint of the range on the cover page of this prospectus, purchasers of common stock in this offering will have contributed approximately 33% of the aggregate purchase price paid by all purchasers of our stock but will own only approximately 29% of our common stock outstanding after this offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors and our stock price could decline.

We issued options and warrants in the past to acquire common stock at prices significantly below the initial offering price. As of June 30, 2012, there were 1,666,036 shares of common stock subject to outstanding options with a weighted average exercise price of $1.82 per share, 3,469,512 shares of preferred stock subject to outstanding warrants with a weighted average exercise price of $1.42 per share (such warrants will convert into warrants for 475,257 shares of common stock with a weighted average exercise price of $10.37 upon completion of this offering) and 8,191 shares of common stock subject to an outstanding warrant with an exercise price of $1.10 per share, which warrant expires upon completion of this offering. To the extent that these outstanding options and warrants are exercised, you will incur further dilution, and our stock price may decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire additional employees in the future or engage outside consultants to help us comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from our business activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

For as long as we remain an emerging growth company as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our public filings, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31 or if our annual gross revenues equal or exceed $1 billion, we would cease to be an emerging growth company on the last day of the year in which that occurs. We cannot predict if investors will find our common stock less attractive because we may rely on the exemptions from certain reporting standards as an emerging growth company. If some investors find our common stock less attractive, there may be a less active trading market for our common stock, and our stock price may be more volatile or decline.

We also expect that being a public company and the associated public company rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation. If such claims are successful, our business and operating results would be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. Eventually, after we are no longer an emerging growth company, we may be required to obtain a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or, if when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the Securities and Exchange Commission, or SEC.

New accounting pronouncements may impact our reported results of operations and financial position.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. U.S. generally accepted accounting principles, or GAAP, and related implementation guidelines and interpretations can be highly complex and involve subjective judgments. Changes in these rules or their interpretation, the adoption of new pronouncements or the application of existing pronouncements to changes in our business could significantly alter our reported financial statements and results of operations.

We do not expect to pay any cash dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

We have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

We expect to use the net proceeds from this offering primarily to advance one of our pre-clinical infectious disease product candidates through a Phase 2 clinical trial, to fund the initial Phase 2 portion of our planned Phase 2/3 clinical trial for GI-4000 in pancreas cancer, prepare our manufacturing facility and process for commercial-scale production of Tarmogens, and support manufacturing for our trials for GI-4000, GI-6207 and

GI-6301, as well as to fund general and administrative activities. We also expect to use the balance of any proceeds for working capital and other general corporate purposes, and any of the purposes described in the “Use of Proceeds” section of this prospectus. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law might discourage, delay or prevent a change-of-control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change-of-control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. Our amended and restated certificate of incorporation and amended and restated bylaws will be effective upon completion of this offering. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest. These provisions include:

•	advance notice requirements for stockholder proposals and nominations of directors;

•	the inability of stockholders to act by written consent or to call special meetings;

•	limitations on the ability of stockholders to remove directors or amend our bylaws; and

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the ability of our Board of Directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change-of-control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Board of Directors.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of the Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Participation in this offering by certain of our existing stockholders would reduce the public float for our shares.

Certain of our existing stockholders, including Celgene, Healthcare Ventures VII, L.P. and Morgenthaler Partners, VII, L.P. and certain other affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $16 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. If such stockholders were to purchase all of such shares, assuming no exercise by the underwriters of their over-allotment option, our executive officers, directors and 5% or greater stockholders will beneficially own, in the aggregate, approximately 62.8% of our outstanding capital stock upon completion of this offering.

If our stockholders are allocated all or a portion of the shares in which they have indicated an interest in this offering and purchase any such shares, such purchase would reduce the available public float for our shares because such stockholders would be restricted from selling the shares by a lock-up agreement they have entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by such stockholders in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Our stockholders may be diluted by future issuances of securities by us.

We may issue additional common stock, preferred stock, restricted stock units, or securities convertible into or exchangeable for our common stock. The issuance of additional common stock, preferred stock, restricted stock units, or securities convertible into or exchangeable for our common stock would dilute the ownership of us by existing investors and could adversely affect the price of our securities. In addition, such securities could be issued in the future with rights senior to the rights of the securities purchased in this offering.

Our ability to use our net operating loss carryforwards and certain other tax attributes is limited by Sections 382 and 383 of the Internal Revenue Code.

Net operating loss carryforwards allow companies to use past year net operating losses to offset against future years’ profits, if any, to reduce future tax liabilities. Sections 382 and 383 of the Internal Revenue Code of 1986 limit a corporation’s ability to utilize its net operating loss carryforwards and certain other tax attributes (including research credits) to offset any future taxable income or tax if the corporation experiences a cumulative ownership change of more than 50% over any rolling three year period. State net operating loss carryforwards (and certain other tax attributes) may be similarly limited. An ownership change can therefore result in significantly greater tax liabilities than a corporation would incur in the absence of such a change and any increased liabilities could adversely affect the corporation’s business, results of operations, financial condition and cash flow.

As of December 31, 2011, we had available total federal and state net operating loss carryforwards of approximately $105.0 million, which expire in the years 2022 through 2031, and federal research credit carryforwards of $5.8 million, which expire in the years 2018 through 2031. Based on an analysis from our inception through December 31, 2011, we have experienced Section 382 ownership changes in June 2003 and August 2007. These two ownership changes limit our ability to utilize our federal net operating loss carryforwards (and certain other tax attributes) that we can utilize in future years to offset the creation of taxable income, if any.

Additional analysis will be required to determine whether changes in our ownership that will result from this offering have caused or will cause another ownership change to occur, and the conclusions will depend on the terms of this offering and other information that may not be available to us until after this offering has occurred. Any such change could result in significant limitations on all of our net operating loss carryforwards and other tax attributes.

Even if another ownership change has not occurred and does not occur as a result of this offering, additional ownership changes may occur in the future as a result of additional equity offerings or events over which we will have little or no control, including purchases and sales of our equity by our five percent stockholders, the emergence of new five percent stockholders, redemptions of our stock or certain changes in the ownership of any of our five percent stockholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock, or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “will”, “would”, “could”, “should”, “continue”, “contemplate”, or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about our intentions, beliefs, projections, outlook, analyses or expectations concerning, among other things, our plans to develop and commercialize our product candidates, our ongoing and planned preclinical studies and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our relationships with our collaborators and the potential for additional future collaborations, the degree of clinical utility of our products, particularly in specific patient populations, expectations regarding clinical trial data, the applicability of our Tarmogen platform to address new indications, our results of operations, financial condition, liquidity, need for financing, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 5,000,000 shares of common stock in this offering will be approximately $53.7 million (or approximately $62.0 million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) our net proceeds from this offering by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) our net proceeds from this offering by approximately $11.2 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently expect to use the net proceeds of this offering as follows:

•	approximately $12 million to advance one of our preclinical infectious disease product candidates through a Phase 2 clinical trial;

•	approximately $10 million to fund the external costs of the initial Phase 2 portion of our planned Phase 2/3 clinical trial for GI-4000 in pancreas cancer;

•	approximately $3 million to prepare our manufacturing facility and process for commercial-scale production of Tarmogens;

•	approximately $1 million to support external costs of manufacturing for our trials for GI-4000, GI-6207 and GI-6301; and

•	the remainder for working capital and other general corporate purposes, including hiring of additional personnel and expenses associated with being a public company.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and contingent, future milestone payments under our collaboration agreements, will allow us to fund our operations into 2015. This expected use of net proceeds from this offering represents our intention based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of, and results from, clinical trials and other studies, achievement of milestones under our existing collaborations, any additional collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate or to alter our operations. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2012 on:

•	an actual basis;

•

a pro forma basis to give effect to the conversion of all of our outstanding preferred stock into 11,854,493 shares of common stock, which will take place automatically upon completion of this offering in accordance with the terms of our preferred stock and the reclassification of our preferred stock warrant liability of $5,631,006 to additional paid-in capital upon the completion of the offering; and

•

a pro forma as adjusted basis to give further effect to the issuance and sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the receipt by us of the proceeds of such sale.

You should read this information together with our financial statements and the related notes appearing elsewhere in this prospectus, and the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of June 30, 2012 (unaudited)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands, except share data)
Cash and cash equivalents	$6,399	6,399	60,358

Convertible preferred stock, $0.001 par value: authorized 93,980,000 shares, issued and outstanding 11,854,493 shares, actual; authorized, issued and outstanding no shares, pro forma and pro forma as adjusted	168,689	—	—
Stockholders’ equity (deficit)
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value: authorized 112,500,000 shares, issued and outstanding 377,883 shares, actual; 100,000,000 shares authorized, 12,232,376 shares issued and outstanding pro forma and 17,232,376 shares issued and outstanding pro forma as adjusted	—	12	17
Additional paid-in capital	—	174,308	227,962
Accumulated deficit	(191,574)	(191,574)	(191,574)

Total stockholders’ equity (deficit)	(191,574)	(17,254)	36,405

Total capitalization	$(22,885)	(17,254)	36,405

(1)	The unaudited pro forma balance sheet as of June 30, 2012 reflects the automatic conversion of all outstanding shares of redeemable, convertible preferred stock as of that date into 11,854,493 shares of common stock and the reclassification of the preferred stock warrant liability of $5,631,006 to additional paid-in capital, each of which will occur upon completion of this offering. The preferred stock converts to common stock on an assumed 7.3-for-one basis for all series of preferred stock.
(2)	The pro forma as adjusted balance sheet data as of June 30, 2012 gives further effect to our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock that will be outstanding upon completion of this offering is based on 12,232,376 shares of common stock outstanding as of June 30, 2012 after giving effect to the conversion of our outstanding preferred stock into common stock upon completion of this offering, and excludes:

•	1,666,036 shares of common stock issuable upon the exercise of outstanding options under our 2002 stock incentive plan, at a weighted average exercise price of $1.82 per share;

•

475,257 shares of common stock issuable upon the exercise of outstanding warrants to purchase preferred stock, which will convert into warrants to purchase common stock upon completion of this offering, at a weighted average exercise price of $10.37 per share;

•

8,191 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock at an exercise price of $1.10 per share, which warrant expires upon completion of this offering;

•

877,803 shares of common stock reserved for future issuance under our 2012 equity incentive plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Equity Incentive Plan”; and

•

650,000 shares of common stock reserved for future issuance under our 2012 employee stock purchase plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Employee Stock Purchase Plan”.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value (deficit) per share of our common stock is determined at any date by subtracting our total liabilities and preferred stock from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of June 30, 2012 was $(191.6) million or $(506.97) per share of our common stock. On a pro forma basis, after giving effect to the conversion of all of our outstanding preferred stock into an aggregate of 11,854,493 shares of common stock as well as the reclassification of our preferred stock warrant liability to additional paid-in capital upon completion of this offering, our pro forma net tangible book value (deficit) as of June 30, 2012 would have been $(17.3) million or $(1.41) per share of our pro forma outstanding common stock.

Investors participating in this offering will incur substantial dilution. After giving effect to the issuance and sale by us of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2012 would have been approximately $36.4 million, or $2.11 per share. This represents an immediate increase in pro forma net tangible book value per share of $3.52 to existing stockholders and immediate dilution of $9.89 in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share		$12.00
Historical net tangible book value per share as of June 30, 2012 (unaudited)	$(506.97)

Pro forma increase in net tangible book value per share attributable to pro forma transactions described in preceding paragraphs	505.56

Pro forma net tangible book value per share as of June 30, 2012 (unaudited)	(1.41)

Pro forma increase in net tangible book value per share attributable to investors participating in this offering	3.52

Pro forma as adjusted net tangible book value per share after this offering		2.11

Dilution of pro forma as adjusted net tangible book value per share to new investors		$9.89

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by approximately $0.28 and our dilution per share to new investors in this offering by approximately $0.72, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $2.49 per share, which amount represents an immediate increase in net tangible book value of $3.90 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $9.51 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2012, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by our existing stockholders and by investors purchasing shares in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. Investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders before this offering	12,232,376	71%	$119,076,728	67%	$9.73
New Investors participating in this offering	5,000,000	29	60,000,000	33	12.00

Total	17,232,376	100.0%	179,076,728	100.0%	10.39

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the total consideration paid by new investors by $5.0 million and increase (decrease) the percentage of total consideration paid by new investors by approximately 2%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors by $12.0 million and increase (decrease) the percentage of total consideration paid by new investors by approximately 5%, assuming that the assumed initial public offering price remains the same.

The foregoing calculations exclude the following shares as of June 30, 2012:

•	1,666,036 shares of common stock issuable upon the exercise of outstanding options under our 2002 stock incentive plan, at a weighted average exercise price of $1.82 per share;

•

475,257 shares of common stock issuable upon the exercise of warrants to purchase preferred stock, which will convert into warrants to purchase common stock upon completion of this offering, at a weighted average exercise price of $10.37 per share;

•

8,191 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock at an exercise price of $1.10 per share, which warrant expires upon completion of this offering;

•

877,803 shares of common stock reserved for future issuance under our 2012 equity incentive plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Equity Incentive Plan”; and

•

650,000 shares of common stock reserved for future issuance under our 2012 employee stock purchase plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Employee Stock Purchase Plan”.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 from our audited financial statements included elsewhere in this prospectus. We derived the summary statement of operations data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008 and 2009 from our audited financial statements not included in this prospectus. The selected statement of operations data for the six months ended June 30, 2011 and 2012 and the selected balance sheet data as of June 30, 2012 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited interim financial information has been prepared on a basis consistent with our audited financial statements included in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of such financial information. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year.

						Six Months Ended June 30,
	Year Ended December 31,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue	$—	—	2,542	4,068	5,108	2,013	5,689
Operating expenses:
Research and development	14,219	23,313	16,016	14,130	12,063	6,138	6,007
General and administrative	3,656	3,851	5,048	4,362	4,686	2,240	2,174
Depreciation and amortization	1,925	1,948	1,853	1,331	952	489	462

Total operating expenses	19,800	29,112	22,917	19,823	17,701	8,867	8,643

Loss from operations	(19,800)	(29,112)	(20,375)	(15,755)	(12,593)	(6,854)	(2,954)
Other income (expense)	—		(1,453)	959	(1,132)	411	(326)
Interest expense	(734)	(426)	(312)	—	—	—	—
Interest income	1,002	403	3	4	—	—	—

Net loss	(19,532)	(29,135)	(22,137)	(14,792)	(13,725)	(6,443)	(3,280)
Preferred stock dividends and accretion of offering costs to redemption value	(5,128)	(7,187)	(8,405)	(10,564)	(11,316)	(5,658)	(6,052)

Net loss applicable to common stockholders	$(24,660)	(36,322)	(30,542)	(25,356)	(25,041)	(12,101)	(9,332)

Basic and diluted net loss per common share(1)	$(71.20)	(103.94)	(84.70)	(68.81)	(66.28)	(32.06)	(24.70)

Common shares used in the computation of basic and diluted net loss per common share(1)	346,370	349,453	360,573	368,482	377,835	377,479	377,883

Pro forma basic and diluted net loss per common share (unaudited)(2)					$(1.03)		(0.24)

Pro forma basic and diluted weighted average common shares outstanding (unaudited)(2)					12,232,328		12,232,376

(1)	See Note 3 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical net loss attributable to common stockholders per share and the number of common shares used in the computation of historical per share amounts.

(2)	See Note 3 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the pro forma net loss per common share and pro forma weighted average common shares outstanding. The pro forma net loss per common share and pro forma weighted average common shares outstanding assume the conversion of our outstanding preferred stock into an aggregate of 11,854,493 shares of common stock as of December 31, 2011 and June 30, 2012.

	As of December 31,					As of June 30, 2012

	2007	2008	2009	2010	2011
						(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$31,507	3,789	22,524	20,291	15,155	6,399
Working capital	27,800	(1,481)	16,020	14,281	2,134	(3,804)
Total assets	37,912	8,037	24,911	23,672	17,745	10,044
Total liabilities	7,951	6,964	34,784	30,067	37,504	32,929
Redeemable convertible preferred stock	96,436	103,623	122,886	151,321	162,638	168,689
Accumulated deficit	(66,477)	(102,552)	(132,759)	(157,717)	(182,397)	(191,574)
Total stockholders’ deficit	(66,475)	(102,550)	(132,759)	(157,716)	(182,397)	(191,574)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”.

Overview

We are a biopharmaceutical company focused on developing therapeutic products for cancer and infectious diseases based on our proprietary Tarmogen platform. We have four Tarmogen product candidates in five ongoing clinical trials. Our lead cancer product candidate, GI-4000, is being evaluated in combination with gemcitabine in a fully enrolled, placebo-controlled Phase 2b trial in resected pancreas cancer and we plan to initiate a Phase 2/3 adaptive clinical trial in resected pancreas cancer patients by the end of the second quarter of 2013. Our lead infectious disease product candidate, GI-5005, has completed a Phase 2b trial in chronic HCV infection. Collaborations with biopharmaceutical companies and research institutions have allowed us to advance the development of our Tarmogen product candidates while managing our own investment in these product candidates. We have two strategic collaborations, one with Celgene for all oncology product candidates and one with Gilead for chronic HBV infection product candidates.

We are not profitable and have incurred significant net losses in each year since our inception, including net losses of $3.3 million, $13.7 million, $14.8 million and $22.1 million for the six months ended June 30, 2012, and the years ended December 31, 2011, 2010 and 2009, respectively. As of June 30, 2012, we had an accumulated deficit of $191.6 million. Our losses have resulted principally from costs incurred in our discovery and development activities. We anticipate that our operating losses will substantially increase over the next several years as we expand our discovery, research and development activities, including the clinical development of our Tarmogen product candidates.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, upfront payments pursuant to our collaboration agreements, government grants and capital lease and equipment financing. The size of our future net losses will depend, in part, on the magnitude and timing of changes in our expenses, as well as the level and rate of growth, if any, of our revenues. Our ability to achieve profitability is dependent on our ability, alone or with others, to complete the development of our product candidates successfully, obtain required regulatory approvals, manufacture and market our potential products successfully or have such products manufactured and marketed by others, and gain market acceptance for such products. There can be no assurance as to whether or when we will achieve profitability.

We were incorporated as Ceres Pharmaceuticals, Ltd. in Colorado on February 10, 1995. We changed our name to GlobeImmune, Inc. on May 26, 2001, and reincorporated in Delaware on June 5, 2002.

Financial Operations Overview

Revenue

We currently derive our revenue from the amortization of the upfront payments received in 2009 and 2011 for research funding via our collaboration agreements with Celgene and Gilead, respectively. Our collaboration agreements also provide opportunities to derive revenue from milestone payments, license fees, reimbursement of costs, and fees paid for the manufacturing of drug candidates.

In May 2009, in connection with our collaboration with Celgene, we received a non-refundable, upfront payment of $30.0 million. We were initially recognizing the upfront payment over 7.3 years, the estimated term of performance under the collaboration, commencing at the time of execution of the agreement in May 2009. We subsequently adjusted the estimated term to 8.1 years in June 2011 due to our revised estimate of the time of completion of performance. In October 2011, we signed an amendment to our collaboration with Celgene pursuant to which we received an additional non-refundable payment of $1.0 million at the time of execution of the amendment and an additional $0.3 million in April 2012. The additional payments are being recognized over the same estimated remaining term as the upfront payment.

In July 2012, we entered into an amendment to the Celgene collaboration pursuant to which we agreed to extend Celgene’s right to exercise its program option for GI-4000 until after we deliver a report that includes specified data from the Phase 2 portion of a planned Phase 2/3 trial, including one year recurrence free survival and the results of proteomic testing that we believe may identify patients who will respond more favorably to GI-4000. In consideration for our agreement to extend Celgene’s program option for GI-4000, Celgene agreed to increase the future royalty rates to be paid to us on potential net product sales. Celgene also agreed that in order for such amendment to be effective, it must purchase $4.9 million of our equity securities by March 31, 2013. Celgene has indicated an interest in purchasing an aggregate of approximately $4.9 million of shares of our common stock in this offering at the initial public offering price in satisfaction of this requirement. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to Celgene in this offering, or Celgene may determine to purchase more, less or no shares in this offering.

In November 2011, we received a non-refundable, upfront payment of $10.0 million in connection with our collaboration with Gilead. We are recognizing the initial consideration of $10.0 million and the additional $5.3 million we will receive as reimbursement from Gilead of costs to perform the initial Phase 1a trial on a proportional performance basis over the substantive period of performance to complete the preclinical development and Phase 1a trial, Joint Research and Development Committee, or JRC, and consultation services, which is estimated to be from October 2011 through 2020. We will measure its progress under the proportional performance method based on hours incurred in proportion to total estimated hours. However, the cumulative revenue recognized under this agreement will be limited to the cumulative cash received from Gilead. We expect substantially all of the hours to be incurred during the preclinical development and Phase 1a trial period which is estimated to end in September 2013.

In the future, additional contract revenues under our collaboration agreements may include payments for achieving research milestones, license payments for product candidates, as well as payments for such licensed product candidates achieving development, regulatory and commercial milestones, and royalties on net product sales.

Revenue recognition related to upfront payments and milestone payments could be accelerated in the event of early termination of drug programs or, alternatively, decelerated if programs are extended. As such, while changes to such estimates have no impact on our reported cash flows, our reported revenue is significantly influenced by our estimates of the period over which our obligations are expected to be performed.

We have no products approved for sale, have not generated any revenues from product sales and do not expect to generate any revenue from the sale of products in the near future. If our discovery or development efforts result in clinical success and regulatory approval or additional collaboration agreements with third parties for any of our product candidates, we may generate revenues.

Research and Development Expense

Research and development expense consists of:

•	personnel related expenses, including salaries, benefits, stock-based compensation, travel, and related costs for the personnel involved in drug discovery and development;

•	payments we make to third-party contract research organizations, contract manufacturers, investigative sites, consultants and other clinical trial costs;

•	technology and intellectual property license costs;

•	manufacturing costs;

•	activities relating to regulatory filings and the advancement of our product candidates through preclinical studies and clinical trials; and

•	facilities and other allocated expenses, which include direct and allocated expenses for rent and facility maintenance, as well as laboratory and other supplies.

We have multiple research and development projects ongoing at any one time. We utilize our internal resources, employees and infrastructure across multiple projects. We do not believe that allocating internal costs on the basis of estimates of time spent by our employees would accurately reflect the actual costs of a project. We do, however, record and maintain information regarding external, out-of-pocket research and development expenses on a project-specific basis.

We expense research and development costs as incurred, including payments made to date under our in-licensing agreements. We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to realize the potential of our product candidates; therefore, we expect our research and development expense to increase as we continue to develop our product candidates.

The following table summarizes our principal product development programs and the expenses incurred with respect to each product candidate.

Research and Development Expenses (in thousands)

	Year ended December 31,			Six Months Ended June 30,		Expenditures to Date
	2009	2010	2011	2011	2012
				(unaudited)
GI-4000	$5,419	5,093	3,614	1,981	2,346	34,186
GI-5005	4,033	3,404	1,846	1,371	426	31,422
GI-6207	504	477	482	141	219	2,254
GI-6301	—	29	701	130	269	999
GI-13020	—	29	682	284	520	1,231
Other research and development	110	32	565	274	185	5,584
Compensation and benefits	5,950	5,066	4,173	1,957	2,042	38,683

Total	$16,016	14,130	12,063	6,138	6,007	114,359

The successful development of our product candidates is uncertain. We cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from any of our clinical or preclinical product candidates. This uncertainty is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials which vary significantly over the life of a project as a result of differences arising during clinical development, including:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials; and

•	the results of our clinical trials.

Our expenditures are subject to additional uncertainties, including the terms and timing of collaboration agreements, clinical trial expenses, regulatory approvals, and the expense of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of the variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authorities were to require us to conduct clinical trials beyond those which we anticipate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expense

General and administrative expense primarily consists of salaries and other related costs, including stock-based compensation expense, for employees and consultants in our executive, finance, accounting, legal, information technology and human resource departments. Other general and administrative expenses include facility-related costs not otherwise included in research and development expense, promotional expenses, costs associated with industry and trade shows, and professional fees for legal services, including patent-related expense, insurance and accounting services.

We anticipate that our general and administrative expense will continue to increase over the next several years for the following reasons, among others:

•

increased payroll, expanded infrastructure and higher consulting, legal, auditing and tax services and investor relations costs, and director and officer insurance premiums associated with being a public company;

•	increased expenses to support our research and development activities, which we expect to expand as we continue to advance the clinical development of our product candidates; and

•

we may also begin to incur expenses related to the planned sales and marketing of our product candidates in anticipation of commercial launch before we receive regulatory approval, if any, of a product candidate.

Depreciation and Amortization Expense

Depreciation and amortization primarily consists of the depreciation of property and equipment using the straight-line method over the respective estimated useful lives of such property and equipment, or in the case of leasehold improvements, the shorter of the related lease term or the estimated useful life.

Other Income (Expense)

Other income (expense) primarily consists of the gain or loss due to the change in the fair value of preferred stock warrants and also includes one-time federal government funds received in 2010. The future gains or losses, prior to the completion of this offering, on the change in the fair value of preferred stock warrants will fluctuate based on the future fair market value of our preferred stock, the prevailing interest rates at the date of valuation, the remaining term of the warrants and the volatility of the future fair market value of our preferred stock. Subsequent to the completion of this offering, the change in fair value of the preferred stock warrants will no longer be applicable, and as such the requirements for liability classification and mark-to-market adjustments will cease.

Preferred Stock Accretion

Preferred stock accretion consists of the accretion of the preferred stock issuance price to its redemption price and accretion of issuance costs on preferred stock. The issuance costs on the shares of our preferred stock were recorded as a reduction to the carrying amount of the stock when issued, and are accreted to preferred stock ratably through January 8, 2015, the date the preferred stock may first be redeemed in part, by a charge to additional paid-in capital and loss attributable to common stockholders. All of our preferred stock will convert into common stock upon completion of this offering and, as a result, we will no longer record accretion on the preferred stock.

Tax Loss Carryforwards

As of December 31, 2011, we had net operating loss carryforwards of $105.0 million and federal research credit carryforwards of $5.8 million that expire at various dates from 2018 through 2031. Sections 382 and 383 of the Internal Revenue Code of 1986 limit a corporation’s ability to utilize its net operating loss carryforwards and certain other tax attributes (including research credits) to offset any future taxable income or tax if the corporation experiences a cumulative ownership change of more than 50% over any rolling three year period. An ownership change can therefore result in significantly greater tax liabilities than a corporation would incur in the absence of such a change and any increased liabilities could adversely affect the corporation’s business, results of operations, financial condition and cash flow.

Based on an analysis, as defined by Section 382, from our inception in February 1995 through December 31, 2011, we have experienced Section 382 ownership changes in June 2003 and August 2007. These two ownership changes limit our ability to utilize our federal net operating loss carryforwards (and certain other tax attributes) that accrued prior to the 2003 and 2007 ownership changes.

Additional analysis will be required to determine whether changes in our ownership that will result from this offering have caused or will cause another ownership change to occur, and the conclusions will depend on the terms of this offering and other information that may not be available to us until after this offering has occurred. Any such change could result in significant limitations on all of our net operating loss carryforwards and other tax attributes.

Even if another ownership change has not occurred and does not occur as a result of this offering, additional ownership changes may occur in the future as a result of additional equity offerings or events over which we will have little or no control, including purchases and sales of our equity by our five percent stockholders, the emergence of new five percent stockholders, redemptions of our stock or certain changes in the ownership of any of our five percent stockholders.

Results of Operations

Comparison of the Six Months Ended June 30, 2011 and 2012

The following table sets forth our results for the periods shown.

	Six Months Ended June 30,		Increase (Decrease)	% Increase (Decrease)
	2011	2012
	(in thousands, except percentages)
		(unaudited)
Revenue	$2,013	5,689	3,676	183%
Operating expenses:
Research and development	6,138	6,007	(131)	(2%)
General and administrative	2,240	2,174	(66)	(3%)
Depreciation and amortization	489	462	(27)	(6%)

Total operating expenses	8,867	8,643	(224)	(3%)

Loss from operations	(6,854)	(2,954)	3,900	(57%)
Other income (expense)	411	(326)	(737)	(179%)

Net loss	(6,443)	(3,280)	3,163	(49%)

Revenues.    Revenues for the six months ended June 30, 2012 were $5.7 million compared to $2.0 million for the six months ended June 30, 2011, an increase of $3.7 million. The increase was due to revenues recognized under the October 2011 collaboration agreement with Gilead.

Research and Development Expense.    Research and development expense for the six months ended June 30, 2012 was $6.0 million compared to $6.1 million for the six months ended June 30, 2011, a decrease of $0.1 million. The decrease was due to a $0.9 million decrease in expenses attributable to the GI-5005 program due to the completion of the GI-5005 Phase 2b clinical trial, a $0.4 million increase in the GI-4000 program costs related to the Phase 2b clinical trial, a $0.2 million increase in the GI-13000 program and an increase of $0.2 million in other preclinical programs.

General and Administrative Expense.    General and administrative expense for the six months ended June 30, 2012 was $2.2 million compared to $2.2 million for the six months ended June 30, 2011. There was a decrease of $0.3 million due to a reduction in legal costs from those incurred for the Gilead collaboration agreement in 2011, an increase of $0.1 million in patent costs for our intellectual property and a $0.2 million increase in travel and other costs.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the six months ended June 30, 2012 was $0.5 million compared to $0.5 million for the six months ended June 30, 2011.

Other Income (Expense).    Other expense for the six months ended June 30, 2012 was $0.3 million compared to other income of $0.4 million for the six months ended June 30, 2011, a decrease of $0.7 million. The increase in other expense was due to a $0.3 million increase in the preferred stock warrant values during the six months ended June 30, 2012 compared to a $0.4 million decrease in the preferred stock warrant values during the six months ended June 30, 2011.

Comparison of the Years Ended December 31, 2010 and 2011

The following table sets forth our results for the periods shown.

	Year Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2010	2011
	(in thousands, except percentages)
Revenue	$4,068	5,108	1,040	26%
Operating expenses:
Research and development	14,130	12,063	(2,067)	(15)
General and administrative	4,362	4,686	324	7
Depreciation and amortization	1,331	952	(379)	(28)

Total operating expenses	19,823	17,701	(2,122)	(11)

Loss from operations	(15,755)	(12,593)	3,162	(20)
Other income (expense)	959	(1,132)	(2,091)	(218)
Interest income	4	—	(4)	(100)

Net loss	$(14,792)	(13,725)	1,067	(7%)

Revenues.    Revenues for the year ended December 31, 2011 were $5.1 million compared to $4.1 million for the year ended December 31, 2010, an increase of $1.0 million. The increase was due to revenues recognized under the October 2011 collaboration agreement with Gilead.

Research and Development Expense.    Research and development expense for the year ended December 31, 2011 was $12.1 million compared to $14.1 million for the year ended December 31, 2010, a decrease of $2.0 million. The decrease was primarily due to the following:

•	a $1.6 million decrease in expenses related to the completion of the GI-5005 Phase 2b clinical trial in 2010;

•	a $1.5 million decrease in the GI-4000 program Phase 2b clinical trial as the number of patients being followed in the trial decreased; and

•	a $0.9 million decrease in compensation and benefits due to a layoff of 14 employees in July 2010 that was intended to conserve cash resources.

These decreases were offset during the year ended December 31, 2011 by a $2.0 million increase in expenses related to GI-13000, GI-6301 and other preclinical programs.

General and Administrative Expense.    General and administrative expense for the year ended December 31, 2011 was $4.7 million compared to $4.4 million for the year ended December 31, 2010, an increase of $0.3 million. The increase was due a $0.3 million increase in personnel costs for severance costs and a $0.4 million net increase in legal costs incurred for our collaboration agreement with Gilead and patent prosecution costs related to our intellectual property. These increases were offset by lower business development and investor relation costs of $0.2 million and a $0.2 million decrease in travel and other costs.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the year ended December 31, 2011 was $1.0 million compared to $1.3 million for the year ended December 31, 2010, a decrease of $0.3 million. In June 2010, the initial term of our lease for our principal executive offices was extended an additional three years from five years to eight years and the remaining life of the leasehold improvements were extended accordingly over the new lease term, lowering our monthly depreciation expense.

Other Income (Expense).    Other expense for the year ended December 31, 2011 was $1.1 million compared to other income of $1.0 million for the year ended December 31, 2010, a decrease in other income of $2.1 million. In the year ended December 31, 2011, we recorded $1.1 million of expense due to the increase in the estimated fair value of the outstanding preferred stock warrants. In the year ended December 31, 2010, we received $0.7 million of one-time federal government funds and recorded $0.2 million of income from the decrease in the fair value of our outstanding preferred stock warrants and $0.1 million of other income.

Comparison of the Years Ended December 31, 2009 and 2010

The following table sets forth our results for the periods shown.

	Year Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2009	2010
	(in thousands, except percentages)
Revenue	$2,542	4,068	1,526	60%
Operating expenses:
Research and development	16,016	14,130	(1,886)	(12)
General and administrative	5,048	4,362	(686)	(14)
Depreciation and amortization	1,853	1,331	(522)	(28)

Total operating expenses	22,917	19,823	(3,094)	(14)

Loss from operations	(20,375)	(15,755)	4,620	(23)
Other income (expense)	(1,453)	959	2,412	(166)
Interest expense	(312)	—	312	100
Interest income	3	4	1	33

Net loss	$(22,137)	(14,792)	7,345	(33% )

Revenues.    Revenues for the year ended December 31, 2010 were $4.1 million compared to $2.5 million for the year ended December 31, 2009, an increase of $1.6 million. The increase was due to recognizing a full year of revenue in 2010 under our May 2009 collaboration agreement with Celgene.

Research and Development Expense.    Research and development expense for the year ended December 31, 2010 was $14.1 million compared to $16.0 million for the year ended December 31, 2009, a decrease of $1.9 million. The decrease was primarily due to a $0.6 million decrease in expenses related to the GI-5005 program, a decrease in personnel costs of $0.9 million due to a layoff of 14 employees in July 2010 that was intended to conserve cash resources, and other decreases of $0.4 million.

General and Administrative Expense.    General and administrative expense for the year ended December 31, 2010 was $4.4 million compared to $5.0 million for the year ended December 31, 2009, a decrease of $0.6 million. The decrease was due to a $0.3 million decrease in personnel costs due to lower bonus costs and a $0.3 million net decrease in legal fees incurred due to legal fees incurred in 2009 related to the Celgene collaboration with no corresponding legal fees in 2010.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the year ended December 31, 2010 was $1.3 million compared to $1.9 million for the year ended December 31, 2009, a decrease of $0.6 million. In June 2010, the term of our lease for our principal executive offices was extended an additional three years from five years to eight years and the remaining life of the leasehold improvements were extended accordingly over the new lease term, lowering our monthly depreciation expense.

Other Income (Expense).    Other income for the year ended December 31, 2010 was $1.0 million compared to other expense of $1.5 million for the year ended December 31, 2009, an increase in other income of $2.5 million. In the year ended December 31, 2010, we received $0.7 million of one-time federal government funds, recorded $0.2 million of income from the decrease in the fair value of our outstanding preferred stock warrants and other income of $0.1 million. In the year ended December 31, 2009, we recorded $0.9 million of expense due to the increase in the estimated fair value of the outstanding preferred stock warrants, as well as a loss upon the extinguishment of convertible notes of $0.6 million.

Interest Expense.    Interest expense for the year ended December 31, 2010 was $0 compared to $0.3 million for the year ended December 31, 2009, a decrease of $0.3 million. In the year ended December 31, 2009, we recorded $0.1 million of interest expense from equipment loans and $0.2 million of interest expense on $3.0 million of notes that were converted into shares of preferred stock.

Liquidity and Capital Resources

Since our inception through June 30, 2012, we have funded our operations principally through the receipt of $161.4 million, consisting of: $108.2 million of net proceeds from the private placement of preferred equity securities; $0.5 million from the sale of common stock; $5.9 million of net proceeds from the private placement of notes; $31.3 million received under the Celgene collaboration; $10.0 million received under the Gilead collaboration; and receipt of $5.5 million from research grants. We had cash and cash equivalents of $6.4 million as of June 30, 2012. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Our funds are currently held in cash and money market funds that are invested in securities issued by the U.S. Treasury.

Based on our current level of operations, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements into 2015. Successful completion of our research and development programs, and ultimately, the attainment of profitable operations are dependent upon future events, including completion of our development activities resulting in commercial products and/or technology, obtaining adequate financing to complete our development activities, progress of collaboration arrangements, market acceptance and demand for our products, and attracting and retaining qualified personnel. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate or to alter our operations. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

The following table sets forth the primary sources and uses of cash for each of the periods set forth below.

Sources and Uses of Cash

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$8,037	(17,792)	(5,005)	$(7,925)	$(8,682)
Net cash used in investing activities	(136)	(2,325)	(133)	(79)	(73)
Net cash provided by financing activities	10,834	17,885	1	1	—

Net increase (decrease) in cash and cash equivalents	$18,735	(2,232)	(5,137)	$(8,003)	$(8,755)

Operating Activities

For the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012, our operating activities provided (used) cash of $8.0 million, $(17.8) million, $(5.0) million, $(7.9) million and $(8.7) million, respectively. The use of cash in all periods primarily resulted from our net losses adjusted for non-cash items and changes in operating assets and liabilities. The cash provided by operating activities of $8.0 million for the year ended December 31, 2009 was primarily due to a net loss of $22.1 million primarily attributed to research and development activities offset by an increase in deferred revenue of $27.5 million due to the $30.0 million upfront Celgene payment. The cash used in operating activities of $(17.8) million for the year ended December 31, 2010 was primarily due to a net loss of $14.8 million primarily attributed to research and development activities and a decrease in deferred revenue of $4.1 million. The cash used in operating activities of $(5.0) million for the year ended December 31, 2011 was primarily due to a net loss of $13.7 million primarily attributed to research and development activities offset by an increase in deferred revenue of $5.8 million primarily due to the proceeds from the Gilead collaboration agreement. The cash used in operating activities of $(7.9) million for the six months ended June 30, 2011 was primarily due to a net loss of $6.4 million primarily attributed to research and development activities and a decrease in deferred revenue of $2.0 million. The cash used in operating activities of $(8.7) million for the six months ended June 30, 2012 was primarily due to a net loss of $3.3 million primarily attributed to research and development activities and a decrease in deferred revenue of $5.4 million.

Investing Activities

For the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012, our investing activities used cash of $(0.1) million, $(2.3) million, $(0.1) million, $(0.1) and $(0.1), respectively, and was primarily attributable to the purchase of fixed assets. The cash used of $2.3 million for the year ended December 31, 2010 was primarily due to the purchase of manufacturing equipment and leasehold improvements.

Financing Activities

For the years ended December 31, 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012, our financing activities provided cash of $10.8 million, $17.9 million, $0, $0 and $0, respectively. The $10.8 million of cash provided for the year ended December 31, 2009 is the result of the sale of preferred stock for net proceeds of $9.9 million and the issuance of notes for net proceeds of $3.0 million, offset by the repayment of equipment loans of $1.9 million. The cash provided of $17.9 million for the year ended December 31, 2010 is the result of the sale of preferred stock for net proceeds of $17.9 million.

Operating Capital Requirements

We anticipate that we will continue to generate significant operating losses for the next several years as we incur expenses related to the research and development of our product candidates, expand our corporate infrastructure and potentially build out our commercial manufacturing capabilities. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and contingent, future milestone payments under our collaboration agreements will allow us to fund our operations into 2015. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of, and results from, clinical trials and other studies, achievement of milestones under our existing collaborations, any additional collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate or to alter our operations. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

We may seek to sell additional equity or debt securities or obtain a credit facility if our available cash and cash equivalents are insufficient to satisfy our liquidity requirements or if we develop additional opportunities to do so. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we were unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Because of the numerous risks and uncertainties associated with research, development and commercialization of biopharmaceutical products, we are unable to estimate the exact amounts of our working capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, rate of progress and costs of our manufacturing development and commercial manufacturing activities;

•	the cost, timing and outcomes of regulatory proceedings (including FDA review of any BLA or NDA that we file);

•

payments required with respect to development milestones we achieve under our in-licensing agreements, including any such payments to University of Colorado, or CU, pursuant to our license agreement with them;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	the costs associated with commercializing our product candidates, if they receive regulatory approval;

•	the cost and timing of developing our ability to establish sales and marketing capabilities;

•	competing technological efforts and market developments;

•	changes in our existing research relationships;

•	our ability to establish collaborative arrangements to the extent necessary;

•	revenues received from any existing or future products; and

•	payments received under any future strategic collaborations.

Critical Accounting Policies and Significant Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 3 to our financial statements included elsewhere in this prospectus, we believe the following items to be the most important accounting policies, including those that affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We currently derive our revenue from the amortization of the upfront payments received in 2009 and 2011 for research funding through our collaboration agreements with Celgene and Gilead, respectively. Our collaboration agreements also provide opportunities to derive revenue from milestone payments, license fees, reimbursement of costs, and fees paid for the manufacturing of drug candidates. Our agreements with Celgene and Gilead include fees based on a nonrefundable upfront fee, nonrefundable milestone payments that are triggered upon achievement of specific development or regulatory goals, and future royalties on sales of products that result from the collaboration.

We recognize revenue in accordance with ASC Topic 605 Revenue Recognition (ASC 605). ASC 605 establishes four criteria, each of which must be met, in order to recognize revenue related to the performance of services or the shipment of products. Revenue is recognized when (a) persuasive evidence of an arrangement exists, (b) products are delivered or services are rendered, (c) the sales price is fixed or determinable, and (d) collectability is reasonably assured.

Our collaboration agreements provide for a combination of nonrefundable upfront fees, nonrefundable potential milestone payments based on achievement of specific goals, reimbursement of costs incurred for clinical trials, payment received for manufacturing of drug candidates, and future license and royalty fees and are evaluated to determine whether each deliverable under the agreement has value to the customer on a stand-alone basis and whether reliable evidence of fair value for the deliverable exists. Deliverables in an arrangement that do not meet the separation criteria are treated as a single unit of accounting, generally applying applicable revenue recognition guidance for the final deliverable to the combined unit of accounting in accordance with ASC 605.

We recognize revenue from nonrefundable upfront payments on a straight-line basis over the estimated term of performance under the agreement. Since the term is not specifically identifiable in the agreements, we have estimated the performance term based on the likelihood and forecasted achievement of development commitments, and other significant commitments we must achieve. These advance payments are deferred and recorded as deferred revenue upon receipt, pending recognition, and are classified as a short-term or long-term liability in the accompanying balance sheets. We evaluate the likely performance period under our collaboration agreements on a periodic basis. If there are changes to the estimated performance period as a result of the outcome of certain events, the period over which the nonrefundable upfront payments are recognized will be adjusted prospectively. The events that will impact the estimation of the performance period include the progress of the product candidate programs, changes in the terms of our collaboration agreements and, in the case of our collaboration with Celgene, the likelihood of Celgene exercising its options to advance the clinical development of certain product candidates.

Each milestone payment is recognized as revenue when the specific milestone is achieved. To date, we have not recognized any revenue in connection with milestone payments.

Under our agreement with Celgene entered into in May 2009, we recorded the initial $30.0 million upfront payment received in May 2009 as deferred revenue and began recognizing this amount into revenue ratably over a 7.3 year period, which represented the initial expected performance period. We review the expected performance period quarterly and adjust the revenue recognition term if the period changes. In June 2011, we reassessed our performance period under the agreement and revised the expected performance period to 8.1 years due to a longer research and development forecast for GI-6207.

Under our agreement with Gilead entered into in October 2011, we recorded the initial $10.0 million upfront payment received in November 2011 as deferred revenue and we are recognizing these proceeds along with the $5.3 million we will receive as reimbursement from Gilead of costs to perform the initial Phase 1a trial on a proportional performance basis over the substantive period of performance to complete the preclinical development and Phase 1a trial, JRC and consultation services, which is estimated to be from October 2011 through 2020. We will measure its progress under the proportional performance method based on hours incurred in proportion to total estimated hours. However, the cumulative revenue recognized under this agreement will be limited to the cumulative cash received from Gilead. We expect substantially all of the hours to be incurred during the preclinical development and Phase 1a trial period which is estimated to end in September 2013.

In addition, we may continue to receive nonrefundable milestone payments based on achievement of specific goals, reimbursement of costs incurred for clinical trials, payments received for manufacturing of drug candidates, and future license and royalty fees. In assessing the milestone payments contemplated in our agreements, we have reviewed the criteria for achievement of future milestones. Based on this review, we believe that achievement is uncertain and dependent upon a number of factors which will involve substantial effort. A separate earnings process has been identified for each of the remaining development and commercial milestones, the amounts received will be fixed and determinable and, therefore, we intend to recognize revenue related to these milestones upon achievement. To date, we have not recognized any revenue in connection with milestone payments, reimbursement of costs, payments for manufacture, license fee or royalties.

Revenue recognition related to upfront payments and to milestone payments could be accelerated in the event of early termination of drug programs or alternatively, decelerated, if programs are extended. As such, while changes to such estimates have no impact on our reported cash flows, our reported revenue is significantly influenced by our estimates of the period over which our obligations are expected to be performed.

Accrued Liabilities

As part of the process of preparing our financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. Examples of estimated accrued expenses include:

•	fees owed to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees owed to investigative sites in connection with clinical trials;

•	fees owed to contract manufacturers in connection with the production of clinical trial materials;

•	fees owed for professional services;

•	property taxes; and

•	unpaid salaries, wages, and benefits.

We have not had any material adjustments to estimated amounts recorded in previous periods as a result of subsequent actual activity.

Impairment of Long-Lived Assets

The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, we perform an evaluation of recoverability. No asset impairments were recorded during 2009, 2010, 2011 or the six months ended June 30, 2012.

Fair Value of Preferred Stock Warrants

We have issued warrants for the purchase of preferred stock in connection with equipment financings, convertible promissory notes and preferred stock financings. Since the warrants can be exercised for redeemable preferred stock, they have been deemed to be derivative instruments that require liability classification and mark-to-market accounting at each balance sheet date. Subsequent to the completion of this offering, the provisions described above will no longer be applicable and the requirements for liability classification and mark-to-market adjustments will cease.

Upon issuance, we estimated the fair values of these warrants using the Black-Scholes option pricing model with the following assumptions: the estimated fair value of the underlying stock at the valuation measurement date; the risk-free interest rates; the expected dividend rates; the remaining contractual terms of the warrants; and the expected volatility of the underlying preferred stock. Our estimates are based, in part, on subjective assumptions and could differ materially in the future.

At the end of each reporting period, we determine the fair values of the warrants using the Black-Scholes option-pricing model using the following assumptions: the estimated fair value of the underlying preferred stock at the valuation measurement date; the risk-free interest rates; the expected dividend rates; the remaining contractual terms of the warrants; and the expected volatility of the price of the underlying preferred stock with any changes in value during the period recorded as a component of other income (expense). The valuations for the underlying preferred stock are based on valuations performed by an independent third-party valuation specialist that allocate the total equity value of the Company to all classes of stock. We will continue to adjust the fair values of the warrants at each period end for changes in fair value until the earlier of the exercise or expiration of the applicable warrants or the completion of this offering.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our (gain) loss on change in fair value of preferred stock warrants, net loss and net loss per share amounts could have been significantly different.

Stock-Based Compensation

To date, stock-based compensation expense has not been material to our financial results. Nevertheless, we expect to make additional equity incentive grants, which will result in additional stock-based compensation expense. Accordingly, described below is the methodology we have employed to date in measuring such expenses.

Stock Option Valuation.    We are required to estimate the grant-date fair value of stock options issued to employees and recognize this cost over the period these awards vest. We estimate the fair value of each option granted using the Black-Scholes option-pricing model. Generally, we have issued employee awards that vest over time. For these awards, we record compensation cost on a straight-line basis over the vesting period. We issue awards that typically vest 25% on the first anniversary of the date of issuance with the remaining options vesting ratably over the next 36 months.

We have issued awards to nonemployee consultants and advisers. All grants to nonemployees are valued using the same fair value method that we use for grants to employees. The compensation cost on these awards is on a straight-line basis over the vesting period. We issue awards which typically vest ratably over 24 to 36 months following the date of grant.

The following table summarizes our assumptions used in the Black-Scholes model for option grants during the last three years and the six months ended June 30, 2012.

Black-Scholes Model Assumptions

	Year Ended December 31,			Six Months Ended June 30, 2012
	2009	2010	2011
				(unaudited)
Exercise price	$1.61 - $1.98	$2.92	$2.34 - $2.92	$4.24
Risk-free interest rate	2.0% - 3.6%	1.8% - 3.6%	1.6% - 3.5%	1.3% - 2.2%
Expected life, in years	5.7 - 10.0	6.0 - 10.0	5.9 - 10.0	5.8 - 10.0
Expected volatility	83.5% - 95.0%	82.5% - 86.7%	82.9% - 87.1%	83.3% - 91.2%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

Exercise Price.     Our stock options are granted with an exercise price at or above the then current fair value of our common stock as determined by the Board of Directors. As an input to making these determinations, the Board of Directors obtained multiple third-party valuations. See “—Common Stock Fair Value” below.

Risk-Free Interest Rate.     We use the average yield on current U.S. Treasury instruments with terms that approximate the expected term of the stock options being valued.

Expected Term (in Years).     The expected term of a stock option is the period of time for which the option is expected to be outstanding. We have a large number of options outstanding. There is no secondary market for our options and they contain only basic terms. Therefore, we used a simplified method of determining expected term by selecting the midpoint between the date upon which they would be fully vested in accordance with their terms and the anticipated forfeiture date as the expected term for grants. For certain non-employee grants, the contractual life of the option was used.

Expected Volatility.     Since prior to this offering we were a privately-held company, the estimated future expected volatility for each stock option valuation utilizes volatility rates of similar publicly-traded companies considered to be in the same peer group. The volatility is calculated over a period of time commensurate with the expected term for the options granted.

Expected Dividend Yield.     The expected dividend yield for all of our stock option grants is 0%, as we have not declared a cash dividend since inception, and do not expect to do so in the foreseeable future.

Forfeitures.     The stock-based compensation expense recognized has been reduced for estimated forfeitures. The estimated forfeiture rate is based on historical experience of our option plan, which we expect to continue at the current level, and any adjustments in the forfeiture rate in the future will result in a cumulative adjustment in the period that this estimate is changed. Ultimately, the total compensation expense recognized for any given stock-based award over its vesting period will only be for those shares that actually vest.

Common Stock Fair Value.    Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our Board of Directors, with the assistance of an independent third-party valuation specialist, in good faith based on a number of objective and subjective factors including:

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the prices of our preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preference of our preferred stock;

•	our results of operations, financial position and the status of our research and development efforts;

•	our stage of development and business strategy;

•	the lack of liquidity of our private stock as a private company;

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valuations performed by an independent third-party valuation specialist prepared in accordance with methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, or the AICPA Practice Aid;

•	the likelihood of achieving a liquidity event for the shares of our common stock and underlying stock options, such as an initial public offering, given prevailing market conditions;

•	the material risks related to our business; and

•	the composition of and changes to our management team.

Common Stock Valuations

After taking into account management’s recommendations based on the valuation reports prepared by an independent third-party valuation specialist, our Board of Directors adopted valuations of our common stock as of September 18, 2008, May 15, 2009, January 21, 2010, November 30, 2010, October 31, 2011, January 19, 2012 and June 30, 2012.

Valuation of Our Common Stock

The valuations of our common stock were determined in accordance with the guidelines outlined in the AICPA Practice Aid. There are several approaches for allocating enterprise value of a privately-held company among the securities held in a complex capital structure. The possible methodologies include the probability-weighted expected return method, the option-pricing method and the current value method.

Valuation as of September 18, 2008

The valuation analysis that was conducted on this date determined the total value available to equity holders by applying a probability-weighted expected return model. Under this approach, share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available, as well as the rights of each share class. We estimated the fair value of our common stock using this probability-weighted analysis of the present value of the returns afforded to our stockholders under each of three possible scenarios. The three scenarios were: an initial public offering, a sale and a dissolution.

Liquidity Scenarios. For the valuation performed as of September 18, 2008, probabilities were assigned to the successful IPO scenario and our sale scenario that would result in a return to the holders of our common stock. We considered that our success in completing either an initial public offering or sale that resulted in a return to the holders of our common stock would be dependent upon our realization of clinical milestones, together with our execution of our business plan and a receptive marketplace. Under our sale scenario, we took into account the liquidation preferences that would be payable to the shares of our preferred stock before any distribution of proceeds to holders of our common stock. We also considered that the holders of the preferred stock would have the right to participate, after payment of the preferred stock liquidation preference, in receiving their pro rata share of remaining proceeds payable to the common stock, up to a maximum amount per share of preferred stock set forth in our certificate of incorporation. As a result, the value per share of our common stock in the acquisition scenario was less than the corresponding value per share of common stock in the IPO scenario.

Guideline Public Company Analysis. Within the probability-weighted expected return analysis, we used market multiples to estimate liquidation values. Specifically, we identified publicly-traded companies using specific criteria as it pertained to our business model. Companies operating within the biotechnology or biopharmaceutical industry that were actively traded on a national stock exchange in the United States were identified. We identified guideline companies with similar business descriptions and business models. From our analysis of these companies, we calculated the enterprise value for each company as of a particular valuation date as well as when the company became a publicly-traded company. In selecting multiples to apply to us, we compared our business to the guideline companies based on business description, size and financial performance.

Discount Rate. Once we had allocated the per share values to our common stock and to each series of our preferred stock at each of the future dates in our various scenarios, we calculated the present values of each per share amount to the valuation date, using a discount rate of 50.0%. Having assessed the risk associated with an investment in us, the analysis was considered along with market evidence and venture capital research to determine the appropriate discount rate for us. The discount rates applied to closely-held firms by several venture capital research studies were considered. Consistent with the Criteria described in the AICPA Practice Aid, it was determined that we were in the first stage of business development. Stage one characteristics include companies with no current revenue, negative earnings, material development expenses, and multiple rounds of venture financing. The cost of capital of a company in this stage of development falls between 38.0% and 58.0%. Considering these factors and our specific risk profile, a cost of equity of 50.0% was selected.

Valuations as of May 15, 2009, January 21, 2010, November 30, 2010, October 31, 2011, and January 19, 2012

Due to our early stage with limited visibility of the long-term operating outlook, the probability-weighted expected return model was considered to be the most appropriate method to be utilized in valuations prior to 2009. In 2009 and thereafter, we achieved several operating milestones, including the commencement of two Phase 2 clinical trials and entering into collaboration agreements in 2009 and 2011. The option-pricing model was determined to be the most appropriate method to be utilized in the valuations beginning in 2009. The option-pricing method treats common stock and preferred stock as call options on a subject company’s equity value, with exercise prices based on the liquidation preference of the preferred stock. The model estimates the fair value of each class of securities as a function of the current estimated fair value of the company.

To implement this method, we examined the characteristics of each class of stock, including: (1) the conversion ratio of preferred stock; (2) the liquidation preferences assigned to the preferred stock; and (3) the exercise price for all outstanding options and warrants. Under this method we allocated value to common shares only in circumstances where the total equity value exceeded the liquidation rights associated with the preferred shares. The option-pricing method provides the stockholder the right, but not the obligation, to buy the underlying net assets at a predetermined price or “strike” price. The strike price is determined by analyzing the break points at which value would be allocated to each class of stock, based on the distribution characteristics associated with the equity. There are five key inputs integral to the implementation of the option pricing method. These include: (1) the market value of equity; (2) the time to expiration; (3) the risk free rate; (4) the volatility of the underlying equity; and (5) the break points for each class of stock.

The Market Value of Equity. We used the market approach, which considers transactions in a subject company’s stock or transactions in similar companies. Our market value of equity input to the option-pricing method relied on indications resulting from this market approach.

Time to Expiration. In assessing the appropriate time to expiration, we relied on our estimation of the timing for a liquidity event at the time of each valuation. The expected exit timings were four years as of May 15, 2009, 3.5 years as of January 21, 2010, 1.5 years as of October 31, 2011, and 1.3 years as of January 19, 2012.

Risk Free Rate. A risk free rate over the interval corresponding to the time to expiration was considered. We used the average yield on current U.S. Treasury instruments with terms that were commensurate with our outlook for a liquidity event.

Volatility. Since prior to this offering we were a privately-held company, the volatility of the underlying equity for each valuation utilizes volatility rates of similar publicly-traded companies considered to be in the same peer group. The selected volatility is commensurate with our estimation of timing for a liquidity event.

Breakpoints for Each Class of Stock. As different stockholders in the company have differing rights and preferences, per share values must take into account those rights and preferences. The capitalization table is combined with the liquidation priority, liquidation preference, dividend policy, participation rights, and conversion ratio to determine payout breakpoint and each class of stockholder’s claim on the assets of the company upon liquidation. Accounting for the breakpoints and characteristics of each class of shares allows for the determination of per share value, which takes into account all rights and preferences of our outstanding capital stock.

Valuation as of June 30, 2012

The valuation analysis that was conducted as of this date determined the total value available to equity holders by applying a probability-weighted expected return model. We estimated the fair value of our common stock using the probability-weighted analysis of the present value of the returns afforded to our stockholders under two possible scenarios. The two scenarios were an initial public offering and a continued operations scenario.

For each scenario, future and present values for the common shares were calculated, taking into consideration the preferred share liquidation and conversion rights. The present values were determined by discounting the future values by the common stock’s cost of equity. Finally, the likelihood of occurrence of each scenario was probability weighted.

Continued Operations Scenario.    The option-pricing model was determined to be the most appropriate method to be utilized for the continued operations scenario. The model estimates the fair value of each class of securities as a function of the current estimated fair value of the company. To implement this method, we examined the characteristics of each class of stock, including: (1) the conversion ratio of preferred stock; (2) the liquidation preferences assigned to the preferred stock; and (3) the exercise price for all outstanding options and warrants. Under this method we allocated value to common shares only in circumstances where the total equity value exceeded the liquidation rights associated with the preferred shares. The option-pricing method provides the stockholder the right, but not the obligation, to buy the underlying net assets at a predetermined price or “strike” price. The strike price is determined by analyzing the break points at which value would be allocated to each class of stock, based on the distribution characteristics associated with the equity. There are five key inputs integral to the implementation of the option pricing method. These include: (1) the market value of equity; (2) the time to expiration; (3) the risk free rate; (4) the volatility of the underlying equity; and (5) the break points for each class of stock.

Initial Public Offering Scenario.    The probability-weighted expected return analysis was determined to be the most appropriate method to be utilized for the initial public offering scenario. We used market multiples to estimate liquidation values. Specifically, we identified publicly-traded companies using specific criteria as it pertained to our business model. Companies operating within the biotechnology or biopharmaceutical industry that were actively traded on a national stock exchange in the United States were identified. We identified guideline companies with similar business descriptions and business models. From our analysis of these companies, we calculated the enterprise value for each company as of a particular valuation date as well as when the company became a publicly-traded company. In selecting multiples to apply to us, we compared our business to the guideline companies based on business description, size and financial performance.

Fair Value Estimates

After taking into account all of the assumptions and estimates described in our application of the option-pricing method, we determined the fair value of our common stock to be as follows:

•	approximately $1.61 per share as of September 18, 2008;

•	approximately $1.98 per share as of May 15, 2009;

•	approximately $2.92 per share as of January 21, 2010;

•	approximately $2.34 per share as of November 30, 2010;

•	approximately $3.36 per share as of October 31, 2011;

•	approximately $4.24 per share as of January 19, 2012; and

•	approximately $13.29 per share as of June 30, 2012.

The following table lists grants of options to purchase shares of common stock with grant dates in 2009, 2010, 2011 and 2012.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Common Stock Fair Value per Share on Grant Date
April 22, 2009	163,177	$1.61	$1.61
September 24, 2009	64,739	1.98	1.98
December 17, 2009	3,513	1.98	1.98
February 2, 2010	207,757	2.92	2.92
March 17, 2010	1,778	2.92	2.92
June 10, 2010	2,054	2.92	2.92
September 2, 2010	6,021	2.92	2.92
November 30, 2010 (1)	83,216	2.92	2.34
January 26, 2011(1)	72,567	2.92	2.34
March 17, 2011	16,819	2.34	2.34
March 28, 2012	116,638	4.24	4.24

(1)	The November 30, 2010 and January 26, 2011 grants were made prior to the completion and approval of the third-party valuation report of our common stock as of November 30, 2010, and therefore we used the prior common stock fair value as the exercise price.

From September 18, 2008 to May 15, 2009, the estimated per share fair value of our common stock increased from $1.61 to $1.98. This increase in estimated fair value was due primarily to the valuation associated with the $10 million May 2009 preferred stock financing, and the $3 million in convertible promissory notes issued in March 2009. In May 2009, we signed the collaboration agreement with Celgene and received a $30 million upfront payment.

From May 15, 2009 to January 21, 2010, the estimated per share fair value of our common stock increased from $1.98 to $2.92. This increase in estimated fair value was due primarily to the valuation associated with the approximately $18 million January 2010 preferred stock financing. The increase also reflected continued progress of the GI-5005-02 and GI-4000-02 clinical trials.

From January 21, 2010 to November 30, 2010, the estimated per share fair value of our common stock decreased from $2.92 to $2.34. This decrease in estimated fair value was due primarily to estimates of increased competition in the HCV market.

From November 30, 2010 to October 31, 2011, the estimated per share fair value of our common stock increased from $2.34 to $3.36. This increase in estimated fair value was due primarily to entering into the collaboration agreement with Gilead and an amendment to our collaboration agreement with Celgene.

From October 31, 2011 to January 19, 2012, the estimated per share fair value of our common stock increased from $3.36 to $4.24. This increase in estimated fair value was due primarily to data from the R1 patients in the GI-4000-02 trial as well as our Board of Directors’ decision to explore this offering in January 2012.

From January 19, 2012 to June 30, 2012, the estimated per share fair value of our common stock increased from $4.24 to $13.29. This increase in estimated fair value was due primarily to the filing of the registration statement of which this prospectus is a part and the related amendments taking into account the reduced rights and preferences for the preferred stock upon an initial public offering.

Financial Obligations Related to Licensing and Development

In-Licensing Agreements

We are party to a number of licensing agreements with respect to certain of the technologies that underlie our intellectual property. Unless otherwise noted, these agreements typically provide that we have exclusive rights to the use and sublicensing of the technologies in question for the duration of the intellectual property patent protection in question, subject to us meeting our financial and other contractual obligations under the agreements. Certain of the key licensing agreements with significant financial obligations include the following:

University of Colorado.    We are a party to a license agreement, or the CU Agreement, dated September 18, 1997, with CU, which was amended March 18, 1998, June 1, 2001 and October 16, 2003. The CU Agreement grants to us an exclusive, worldwide license to make, have made, use and sell licensed products that are covered by CU patent rights, proprietary information and know-how relating to Tarmogens. In partial consideration of the license under the CU Agreement, we entered into a stock purchase agreement with CU, under which we issued to CU shares of our common stock and granted CU certain rights related to ownership of such shares. The agreement requires us to make certain advance royalty payments, which are offset against future royalties, make development milestone payments, make royalty payments based on sales of approved products, if any, and pay a portion of any consideration received by us in exchange for granting a sublicense. Development milestone payments payable to CU may total up to $150,000 per product candidate beginning upon filing of an IND and continuing through approval from the FDA and after the first commercial sale of the licensed products. Each milestone payment shall be credited against future royalties, until the full amount of such milestone payment has been credited in full.

Washington Research Foundation.    We are a party to a license agreement, dated November 24, 2003, with Washington Research Foundation, or WRF, which was amended May 5, 2009, or the WRF Agreement. The WRF Agreement grants to us a non-exclusive license in the United States and certain other countries in the field of use to develop, use, make, have made, market, offer for sale, sell, have sold or import licensed products that are covered by certain WRF patent rights relating to the engineering of yeast to produce protein antigens derived from disease-causing agents or cancer cells. This license agreement requires us to make annual license and sublicense fee payments and certain development and commercial milestone payments, and to pay royalties on sales of any products we may receive approval to market. Development milestone payments payable to WRF may total up to $50,000 per product candidate, if we initiate a Phase 2 trial. We are required to make nonrefundable royalty advances totaling $50,000 if we apply for, and receive, approval to market products developed under the agreement and royalty payments once we begin selling products developed under the agreement. The nonrefundable royalty advances are to be credited against future royalties.

National Institutes of Health.    We are a party to a series of license agreements with the National Institutes of Health, or NIH, consisting of the NIH MUC1 license agreement dated March 12, 2012, the NIH Brachyury Agreement, dated January 3, 2012, NIH VirusPlus Agreement, dated August 23, 2011 and the NIH CEA Agreement, dated June 12, 2007. Collectively we refer to these agreements as the NIH license agreements. The NIH license agreements grant us worldwide, exclusive licenses to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported products relating to the use of the Tarmogen immunotherapy platform with certain antigens, other immunotherapy platforms and other intellectual property to treat cancer that are covered by licensed patent rights and to practice and have practiced any licensed processes in the licensed fields of use. These license agreements required us to make certain noncreditable and nonrefundable initial royalty payments upon signing of each license agreement, make certain milestone payments upon achievement of specified development and commercial milestones, make royalty payments based on sales of approved products, if any, and pay a portion of any consideration we receive in exchange for granting a sublicense.

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The NIH has the right to terminate for our uncured material breach of our obligations under the NIH license agreements, or if we become insolvent or bankrupt. NIH also has the right to terminate or modify the NIH Agreements if it determines that certain specific events have occurred, such as our failure to achieve any development benchmarks or failure to satisfy unmet health and safety needs, provided that such right is subject to appeal by us.

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Under the NIH MUC1 Agreement, we are required to make royalty advances totaling $500,000 beginning upon the acceptance of the first filing of an application for marketing approval with the FDA through the first commercial sale, and low single digit percentage royalty payments once we begin selling products developed under the agreement.

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Under the NIH Brachyury Agreement, we are required to make royalty advances totaling $650,000 beginning upon the successful completion of the first Phase 3 clinical study through the first commercial sale, and low single digit percentage royalty payments once we begin selling products developed under the agreement.

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Under the NIH VirusPlus Agreement, we are required to make royalty advances totaling $500,000 beginning upon the first filing of an application for marketing approval through the first commercial sale, and low single digit percentage royalty payments once we begin selling products developed under the agreement.

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Under the NIH CEA Agreement, we are required to make royalty advances totaling $745,000 beginning upon the filing of an IND through FDA approval, and low single digit percentage royalty payments once we begin selling products developed under the agreement.

Collaboration Agreements

NIH — Cooperative Research and Development Agreement. We are a party to a collaboration agreement, or the CRADA, dated May 8, 2008, with the NIH. The CRADA is for the preclinical and clinical development of our proprietary yeast-based Tarmogens expressing tumor-associated antigens as potential vaccines for the prevention and/or therapy of a range of human cancers. The CRADA provides that the producing party will own all inventions invented solely by its employees. For any invention made by the NIH under the CRADA, we have an exclusive option to negotiate for commercialization rights. We must pay an annual fee to the NIH based on the clinical trial phase of Tarmogens and supply product for any clinical trials the NIH conducts. The CRADA requires us to make annual payments of up to $0.3 million, depending on the stage of development of a covered product candidate.

Celgene Collaboration and Option Agreement.    In May 2009, we entered into a collaboration agreement with Celgene. Under the terms of the agreement, in May 2009 Celgene made a $30 million initial payment to us. We granted Celgene an exclusive option to all of our oncology programs, on a program-by-program basis. We will conduct the early development of the product candidates through certain predefined endpoints. Celgene will have the option to obtain an exclusive worldwide license to develop and commercialize each of these immunotherapy product candidates. If certain development and regulatory milestones are achieved, we would be eligible to receive up to $441 million in milestone payments, and, if products are commercialized, up to an additional $60 million of milestone payments plus tiered royalties based on net sales of each licensed product candidate. This agreement was amended in June 2011 to replace one of the product candidates with another oncology Tarmogen product. The terms of the amendment did not materially modify the agreement as the financial terms and the length of the agreement remained substantially the same. In October 2011, we signed an amendment with Celgene for additional immunology work for the GI-4000 products. Under this amendment, we received an additional $1 million in October 2011 and $0.3 million in April 2012 from Celgene.

In July 2012, we entered into an amendment to the Celgene collaboration pursuant to which we agreed to extend Celgene’s right to exercise its program option for GI-4000 until after we deliver a report that includes specified data from the Phase 2 portion of a planned Phase 2/3 trial, including one year recurrence free survival and the results of proteomic testing that we believe may identify patients who will respond more favorably to GI-4000. In consideration for our agreement to extend Celgene’s program option for GI-4000, Celgene agreed to increase the future royalty rates to be paid to us on potential net product sales. Celgene also agreed that in order for such amendment to be effective, it must purchase $4.9 million of our equity securities by March 31, 2013. Celgene has indicated an interest in purchasing an aggregate of approximately $4.9 million of shares of our common stock in this offering at the initial public offering price in satisfaction of this requirement. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to Celgene in this offering, or Celgene may determine to purchase more, less or no shares in this offering.

Gilead License and Collaboration Agreement.    In October 2011, we entered into a collaboration agreement with Gilead, granting Gilead an exclusive license to all of our hepatitis B Tarmogen products for the development and commercialization of therapeutic vaccine products for use in conjunction with Viread (tenofovir disoproxil fumarate) for the treatment of chronic HBV infection. Under the terms of the agreement, in November 2011, Gilead made a $10 million initial payment to us. We will conduct the preclinical development, file the IND and perform the initial Phase 1a clinical trial in healthy volunteers for the selected HBV Tarmogen. Gilead will perform all future clinical development, regulatory and commercialization activities. Gilead activities are subject to commercially reasonable diligence, milestone payments and royalties. We are eligible to receive additional proceeds of up to $135 million in development and regulatory milestones, and if products are commercialized, tiered royalties and up to $40 million of sales milestone payments based on net sales of the licensed product candidates.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at June 30, 2012.

	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
	(in thousands)
Operating lease obligations	$764	563	200	1	—
Licensing obligations	25	25	—	—	—

Total	$789	588	200	1	—

In June 2010, we extended the term of our lease for our office space into 2013. Under the terms of the lease, we have the option to extend the lease for an additional five-year period upon the fair market rental value at the time of renewal.

Under the license agreements described above in “—Financial Obligations Related to Licensing and Development”, we are obligated to make potential milestone payments. These obligations are contingent upon achieving applicable milestone events, the timing of which cannot presently be determined.

Patents and Trademarks

We presently have a portfolio of patents and patent applications (and certain trademark registrations) with the United States Patent and Trademark Office. During the six months ended June 30, 2012 and June 30, 2011, we incurred expenses related to the filing, maintenance, and initiation of our patent portfolio of $0.3 million and $0.2 million, respectively. During the years ending December 31, 2011, 2010 and 2009, these expenses totaled $0.6 million, $0.4 million and $0.5 million. These expenses increased by $0.2 million or 50 % for 2011 compared to 2010. We anticipate these expenses will continue to increase into 2012.

Related Party Transactions

In September 2007, Celgene purchased $3.0 million of our Series C preferred stock. In March 2009, we issued Celgene (i) a convertible promissory note for approximately $0.1 million and (ii) the right to receive a warrant to purchase shares of our Series C preferred stock upon certain pre-specified conditions. In May 2009, we issued 8,650,519 shares of our Series D preferred stock at a purchase price of $1.156 per share, and a warrant to purchase 2,076,125 shares of our Series C preferred stock with an exercise price of $1.445 per share, to Celgene for an aggregate purchase price of approximately $10 million. In addition, in May 2009, in connection with our Series D preferred stock financing, (i) all principal and unpaid interest accrued under the convertible promissory note converted into 84,557 shares of our Series C preferred stock at a price per share of $1.156 and (ii) we issued a warrant to purchase 20,203 shares of our Series C preferred stock at an exercise price of $1.445 per share. In connection with our collaboration agreement with Celgene, we received an upfront payment of $30.0 million. In January 2010, Celgene purchased approximately $2.7 million of our Series E preferred stock. In October 2011, we signed an amendment to the collaboration agreement with Celgene to perform additional immunology work for $1.3 million, of which we received $1.0 million in October 2011 and the remaining $0.3 million in April 2012.

In July 2012, we entered into an amendment to the Celgene collaboration pursuant to which we agreed to extend Celgene’s right to exercise its program option for GI-4000 until after we deliver a report that includes the data from the Phase 2 portion of the planned Phase 2/3 trial. In consideration for our agreement to extend Celgene’s program option for GI-4000, Celgene agreed to increase the future royalty rates to be paid to us on potential net product sales. Celgene also agreed that in order for such amendment to be effective, it must purchase $4.9 million of our equity securities by March 31, 2013. Celgene has indicated an interest in purchasing an aggregate of approximately $4.9 million of shares of our common stock in this offering at the initial public offering price in satisfaction of this requirement. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to Celgene in this offering, or Celgene may determine to purchase more, less or no shares in this offering.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, or ASU 2011-11. Under ASU 2011-11, an entity is required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. ASU 2011-11 is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of ASU 2011-12 did not have a material impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)”, or ASU 2011-05. ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance in ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We elected to present the components of net income and other comprehensive income in a single continuous statement. ASU 2011-05 was effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. We adopted ASU No. 2011-05 on January 1, 2012 and the adoption did not have a material impact on our financial statements.

In December 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, or ASU 2011-12. Under ASU 2011-12, the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of Update 2011-05 are reinstated, effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-12 did not have a material impact on our financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, or ASU 2011-04. ASU 2011-04 was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and International Financial Reporting Standards, or IFRS. The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU 2011-04 will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on our financial statements.

As an emerging growth company under the JOBS Act, we have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act. This election is irrevocable.

Internal Control Over Financial Reporting

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. As a result, our management did not perform an evaluation of our internal control over financial reporting as of December 31, 2011. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting.

For the year ending December 31, 2013, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, our independent registered public accounting firm may also eventually be required to deliver an attestation report on the effectiveness of our internal control over financial reporting when we no longer qualify as an emerging growth company. We may qualify as an emerging growth company for as long as five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if our annual gross revenues equal or exceed $1 billion, we would cease to be an emerging growth company as of the following December 31.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2010 and 2011 and the six months ended June 30, 2012, we had cash and cash equivalents of $20.3 million, $15.2 million and $6.4 million, respectively, consisting of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of United States interest rates, particularly because our investments are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio.

Foreign Currency Risk

All of our employees are located, and all of our major operations are currently performed, in the United States. Accordingly, we believe we do not have a material exposure to foreign currency risk. We occasionally pay for contractor or research services in a currency other than the U.S. dollar. Today, we have minimal exposure to fluctuations in foreign currency exchange rates as the difference from the time period for any services performed which require payment in a foreign currency and the date of payment is short.

BUSINESS

Overview

We are a biopharmaceutical company focused on developing therapeutic products for cancer and infectious diseases based on our proprietary Tarmogen platform. Tarmogens activate the immune system by stimulating a subset of white blood cells called T cells that destroy infected or malignant cells in contrast to traditional vaccines, which predominately stimulate antibody production. This difference allows Tarmogens to generate immune responses that target specific intracellular or extracellular proteins, or antigens, that frequently distinguish malignant and chronically infected cells from normal cells.

We have four product candidates in five ongoing clinical trials. We have treated more than 300 patients, including some who have received monthly dosing for over four years, with a tolerability profile that we believe will allow our product candidates to be added to other therapeutic regimens without leading to additional toxicity. Collaborations with biopharmaceutical companies and research institutions have allowed us to advance the development of our Tarmogen product candidates while managing our own investment in these product candidates. We have two strategic collaborations, one with Celgene Corporation, or Celgene, for oncology product candidates and one with Gilead Sciences, Inc., or Gilead, for chronic hepatitis B virus, or HBV, infection. We currently have no products approved for commercial sale.

Our lead cancer program, GI-4000, in collaboration with Celgene, is in Phase 2b testing for resected pancreas cancer and in Phase 2a testing for non-small cell lung cancer, or NSCLC, and colon cancer. Our wholly-owned lead infectious disease program, GI-5005, is in Phase 2b testing for chronic hepatitis C virus, or HCV, infection. As part of our alliance with Gilead, we are advancing our second infectious disease product candidate, GI-13020, through preclinical development for HBV infection.

A Tarmogen consists of intact, heat-inactivated yeast containing a target protein. Immunization with a Tarmogen results in antigen-specific cellular immune responses against the target protein and reduction in the number of abnormal cells containing the same target antigen. Tarmogens target the molecular profile that distinguishes a diseased cell from a normal cell but are not required to be custom manufactured for each individual patient. Tarmogens are manufactured by a process that yields a stable, off-the-shelf product candidate that is disease- or antigen-specific. We believe that the Tarmogen platform has applicability to a number of diseases and may enable us to develop a broad portfolio of products.

GI-4000 is a series of four Tarmogens targeting cancers expressing mutations in the Ras protein. The mutated Ras protein causes a normal cell to become malignant by altering cell division pathways, resulting in uncontrolled proliferation of malignant cells. Studies have shown that tumors with Ras mutations are generally less responsive than tumors with normal Ras to conventional chemotherapy as well as approved targeted agents. We estimate that Ras mutations are found in approximately 180,000 new cancer cases each year in the United States. Ras mutations occur in approximately 90% of pancreas cancers, 40% of colorectal cancers and 20% to 25% of NSCLCs. Our treatment approach is unique because we identify the specific Ras mutation in a patient’s tumor and immunize with a GI-4000 product candidate matched to the mutation in the patient’s tumor, resulting in mutation-specific immune targeting of tumor cells.

The GI-4000-02 Phase 2b clinical trial is a fully-enrolled, randomized double-blind, active-control study of 176 subjects with resected pancreas cancer. Thirty-nine of these subjects had microscopic residual disease after surgery, or R1 subjects, and were randomized separately from the subjects with no microscopic residual disease after surgery, or R0 subjects. Of these 39 subjects, the 19 subjects randomized to the GI-4000 plus gemcitabine group had a 2.6 month advantage in median overall survival compared to the 20 R1 subjects randomized to the placebo and gemcitabine group (17.2 months compared to 14.6 months). Further, in 15 R1 subjects for whom we had sufficient blood samples to test for immune response using an assay that measures the frequency of antigen-specific T cells after treatment, seven were identified as immune responders to mutated Ras and had a 5.0 month advantage in median survival compared to the 20 R1 subjects who received placebo and gemcitabine (19.6 months compared to 14.6 months). We consider a subject to be an immune responder when the frequency of antigen-specific T cells is measured at pre-specified levels. Of the 12 placebo-treated subjects for whom we had sufficient blood sample for immune testing, only 1 of 12 was identified as having an immune response to mutated Ras. We continue to monitor the recurrence and mortality events in the 137 R0 subjects and plan to conduct a complete unblinded analysis in the R0 subgroup when sufficient deaths have occurred to allow us to reach meaningful conclusions, which we expect to occur by the second quarter of 2013.

We plan to initiate a Phase 2/3 adaptive clinical trial evaluating GI-4000 plus gemcitabine versus gemcitabine alone in R1 and R0 subjects with resected pancreas cancer with Ras mutations by the end of the second quarter of 2013. In the Phase 2 portion of this trial, we plan to enroll approximately 100 subjects in order to evaluate the predictive value of proteomic testing and the potential treatment effect for recurrence free survival at one year. Proteomic analysis is a testing method intended to measure the levels of specific proteins in blood or other body fluid. If the results from the initial group of subjects are supportive, an expansion to a Phase 3 trial scale could be executed based on pre-specified criteria for potential registration and approval. The number of patients and parameters of the Phase 3 portion of the trial will be determined by the results from the Phase 2 portion of the trial and discussions with applicable regulatory authorities.

We also have two ongoing Phase 2a clinical trials studying GI-4000 in NSCLC and colon cancer. The Phase 2a NSCLC study, GI-4000-03, is being conducted at Memorial Sloan Kettering Cancer Center, or MSKCC, and is designed to evaluate safety, immune response and efficacy in 24 subjects with non-metastatic, or Stage I to III, NSCLC with mutated Ras who had successfully completed initial, or first-line, therapy with no evidence of residual disease. In this single-arm trial, subjects are being treated for up to three years with the version of GI-4000 containing the same mutation as their tumor. GI-4000 has been generally well tolerated. The study met the primary endpoint of at least 25% of the subjects showing a Ras mutation-specific cellular immune response with 10 of 20 evaluable subjects showing an immune response.

Enrollment is also underway in a Phase 2a colon cancer clinical trial, GI-4000-05, which is being conducted at the Lombardi Cancer Center at Georgetown University. This study is designed to evaluate the safety, immune response and efficacy of GI-4000 plus first-line chemotherapy plus bevacizumab in patients with metastatic, or Stage IV, colorectal cancer with mutated Ras. GI-4000 has been generally well tolerated in the five patients enrolled, and no immune response or efficacy analyses have yet been conducted.

We are evaluating two other oncology product candidates in clinical trials at the National Cancer Institute, or NCI:

•

GI-6207 targets carcinoembryonic antigen, or CEA, a protein that is over-expressed in a large number of epithelial cancers, which we estimate represent approximately 500,000 new cancer cases in the United States each year. The NCI has completed a dose escalation Phase 1 clinical trial of GI-6207 and we expect them to begin a Phase 2 trial for medullary thyroid cancer, or MTC, by the end of 2012.

•

GI-6301 targets cancers expressing the brachyury protein, which plays a role in metastatic progression of certain cancers. The NCI is currently conducting a dose escalation Phase 1 trial of GI-6301 in patients with advanced cancer, which we expect to be completed by the end of 2013.

In May 2009, we entered into a worldwide strategic collaboration with Celgene focused on the discovery, development and commercialization of product candidates for the treatment of cancer and we received an initial $30 million fee. Celgene also made a $10 million equity investment. We are responsible for initial development of product candidates under the agreement. Celgene has the option to license each product candidate at specific development milestones and continue to either fund our development or assume development responsibility for each product candidate. If certain development and regulatory milestones are achieved, we would be eligible to receive up to $441 million in milestone payments, and, if products are commercialized, up to an additional $60 million of milestone payments plus tiered royalties based on net sales of each licensed product candidate.

In July 2012, we entered into an amendment to the Celgene collaboration pursuant to which we agreed to extend Celgene’s right to exercise its program option for GI-4000 until after we deliver a report that includes specified data from the Phase 2 portion of a planned Phase 2/3 trial, including one year recurrence free survival and the results of proteomic testing that we believe may identify patients who will respond more favorably to GI-4000. In consideration for our agreement to extend Celgene’s program option for GI-4000, Celgene agreed to increase the future royalty rates to be paid to us on potential net product sales. Celgene also agreed that in order for such amendment to be effective, it must purchase $4.9 million of our equity securities by March 31, 2013. Celgene has indicated an interest in purchasing an aggregate of approximately $4.9 million of shares of our common stock in this offering at the initial public offering price in satisfaction of this requirement. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to Celgene in this offering, or Celgene may determine to purchase more, less or no shares in this offering.

Our most advanced infectious disease product candidate is GI-5005 for HCV infection. GI-5005 contains a fusion of two hepatitis C proteins, NS3 and Core. We believe that GI-5005 is the first therapeutic vaccine to demonstrate a clinically meaningful outcome in patients with a chronic infectious disease. The World Health Organization estimates that up to 170 million people globally are infected with HCV, with three to four million new infections each year. We conducted a randomized, active-control 140-patient Phase 2b clinical trial with GI-5005 plus pegylated interferon and ribavirin, or pegIFN/ribavirin, in patients with genotype 1 HCV, the most common type of HCV in the United States. In the total study population of 140 subjects, including previously treated subjects and untreated subjects, GI-5005 demonstrated a 12% advantage in SVR24, with 32 of 68 (47%) subjects who received GI-5005 plus pegIFN/ribavirin achieving SVR24 compared to 23 of 65 (35%) subjects who only received pegIFN/ribavirin achieving SVR24. In 96 subjects who had not previously been treated, GI-5005 demonstrated a 21% relative advantage in sustained virologic response at 24 weeks after the completion of therapy, or SVR24, which is generally considered a cure; 58% of subjects who received GI-5005 plus pegIFN/ribavirin therapy compared to 48% of subjects who received pegIFN/ribavirin alone. The study also demonstrated a three-fold advantage in SVR24 in 37 subjects who previously had received, but not responded to, interferon plus ribavirin therapy; 17% for subjects who received GI-5005 plus pegIFN/ribavirin compared to 5% for subjects who only received pegIFN/ribavirin. GI-5005 was generally well tolerated and could potentially be a valuable addition to future HCV combination treatment regimens in difficult-to-treat patient subgroups. We expect to report additional data from this trial in the fourth quarter of 2012 and in the first quarter of 2013. We also believe that the GI-5005 HCV data demonstrate the potential value of the Tarmogen platform to develop therapies for other chronic infectious diseases.

Our second infectious disease product candidate is GI-13020 for HBV infection. HBV is the most common liver infection and the major cause of liver cancer worldwide. Globally, 350 million people are chronically infected with HBV. While approved anti-viral drugs can suppress the virus, they rarely result in cures and must be taken indefinitely. Similar to the Phase 2b trial we conducted with GI-5005, our development strategy will be to combine GI-13020 with Gilead’s Viread, an approved antiviral drug, to determine if the combination can reduce or eliminate HBV infection. We plan to initiate a Phase 1a clinical trial of GI-13020 for HBV infection in the first quarter of 2013 and report the results from the trial in the second half of 2013. We expect that Gilead will commence a Phase 1b/2a trial in HBV patients during the second half of 2013.

In October 2011, we entered into a worldwide strategic collaboration with Gilead to develop GI-13020 under which we received a $10 million upfront payment and Gilead also agreed to fund a Phase 1a clinical trial of GI-13020. Gilead is responsible for all clinical development beyond the Phase 1a clinical trial. We are eligible to receive additional proceeds of up to $135 million in development and regulatory milestones, and if products are commercialized, tiered royalties and up to $40 million of sales milestone payments based on net sales of the licensed product candidates.

Investment Highlights

Our Tarmogen technology is a differentiated product development platform with applicability to a range of diseases.    Cellular immunity evolved to protect from, among other things, yeast and fungal infections as evidenced by the high frequency of these types of infections in patients with impaired cellular immunity such as AIDS patients. Being yeast-based, immunization with Tarmogens primarily results in cellular immune responses, rather than antibody production. Since antibodies cannot enter cells, cellular immunity is critical to protection from malignant and chronically infected cells because the antigen targets in these cells are predominately intracellular. We have been successful in engineering Tarmogens to express over 100 different proteins and we have advanced seven Tarmogens from concept into human clinical trials in approximately 6 to 18 months, potentially allowing us to develop a broad pipeline targeting a range of diseases.

We have achieved clinical proof-of-concept for our lead oncology and infectious disease product candidates.    Our product candidates have exhibited evidence of efficacy and safety in randomized, controlled clinical trials in pancreas cancer and HCV. Clinical data available from our ongoing Phase 2b clinical trial indicated a survival advantage in R1 pancreas cancer subjects who received GI-4000 plus gemcitabine compared to R1 pancreas cancer subjects who received gemcitabine alone. Genotype 1 HCV subjects who received GI-5005 plus peg IFN/ribavirin generated an advantage in SVR24 compared to genotype 1 HCV patients who received peg IFN/ribavirin alone. Our Tarmogen product candidates have been generally well tolerated in more than 300 patients, including some who have received monthly dosing for over four years. We believe the efficacy data from these clinical trials provide evidence of the potential value of our Tarmogen platform across various cancers and infectious diseases.

Tarmogens enable personalized molecular targeting of large patient populations in cancer and infectious diseases.    Tarmogens target antigens that play a role in a variety of cancers and infectious diseases. For example, the GI-4000 series of Tarmogens targets Ras mutations. We estimate that Ras mutations are found in approximately 180,000 new cancer cases each year in the United States, including large proportions of patients with pancreas, NSCLC and colon cancers. We identify the specific mutation in each patient’s tumor and administer the corresponding Tarmogen. We have also targeted our platform to CEA and brachyury, two other cancer antigens found in a variety of oncology indications. In infectious diseases, Tarmogens target proteins expressed in chronically infected cells. Our lead infectious disease candidates target chronic HCV and HBV, both of which are global health epidemics affecting up to 170 million and 350 million patients worldwide, respectively.

We have entered into strategic collaborations with Celgene and Gilead.    We established a worldwide collaboration with Celgene in May 2009 to develop oncology Tarmogens. In October 2011, we licensed worldwide rights to our HBV program to Gilead. We expect these collaborations to provide expertise and resources for ongoing development and potential commercialization of these product candidates.

We have established low-cost manufacturing capabilities for our Tarmogen product candidates.    At our approximately 22,000 square foot facility, we have the capacity and equipment for commercial-scale production of Tarmogens. We have manufactured all clinical supplies for the seven Tarmogen product candidates that have been tested in clinical trials and we believe that the productivity of our manufacturing process compares favorably to the productivity reported by other biotechnology companies for their manufacturing processes. In contrast to some other immune therapies, our product candidates are made in large batches and not required to be custom manufactured for each patient.

Our Strategy

Our strategy is to develop and commercialize Tarmogen products targeting diseases representing significant unmet medical needs while leveraging our collaborations to manage our expenses. The key components of our strategy include advancing the clinical development of GI-4000 and our other oncology Tarmogens in collaboration with Celgene and the NCI, progressing our Tarmogens targeting infectious diseases, including our HBV collaboration with Gilead, while retaining certain development and commercialization rights to proprietary product candidates.

Our executive management team has more than 60 years of combined drug development and regulatory experience. We seek to manage our expenses by limiting corporate overhead spending and outsourcing appropriate functions. We intend to continue to use corporate and research collaborations to advance the development of many of our product candidates. In addition, we plan to advance at least one of our preclinical infectious disease product candidates through a Phase 2 clinical trial with a portion of the proceeds from this offering while maintaining cash resources sufficient to allow us to fund our operations into 2015.

Tarmogen Product Candidates

The following tables summarize the status of our pipeline:

ONCOLOGY PRODUCT CANDIDATES
Product Candidate	Indication	Target	Stage of Development	Worldwide Commercial Rights

GI-4000	Resected pancreas cancer	Mutated Ras	Phase 2b	Celgene Option

GI-4000	Non-small cell lung cancer	Mutated Ras	Phase 2a	Celgene Option

GI-4000	Colorectal cancer	Mutated Ras	Phase 2a	Celgene Option

GI-6207	Medullary thyroid cancer	Carcinoembryonic Antigen	Phase 1 complete	Celgene Option

GI-6301	Multiple solid tumors	Brachyury	Phase 1	Celgene Option

INFECTIOUS DISEASE PRODUCT CANDIDATES
Product Candidate	Indication	Target	Stage of Development	Worldwide Commercial Rights

GI-5005	Chronic hepatitis C infection	NS3 / Core	Phase 2b	GlobeImmune

GI-13020	Chronic hepatitis B infection	HBV antigens	Preclinical	Gilead

GI-2010	Human immunodeficiency virus	HIV-Gag	Preclinical	GlobeImmune

GI-17000	Viral obesity	Adenovirus-36	Preclinical	GlobeImmune

GI-18000	Chronic hepatitis D infection	Delta virus	Preclinical	GlobeImmune

GI-9000	Fungal disease	Fungal antigens	Preclinical	GlobeImmune

We hold the INDs for GI-4000 which was filed on April 12, 2004, for GI-5005 which was filed on March 31, 2005 and for GI-6301 which was filed on October 24, 2011. The NCI holds the IND for GI-6207 which was filed on January 16, 2009. We have not filed an IND for GI-13020, GI-2010, GI-17000, GI-18000, or GI-9000.

Oncology Programs

In oncology, our strategy is to identify molecular targets that distinguish diseased cells from normal cells and activate the immune system to selectively target and eliminate only the diseased cells. We are developing all of our oncology product candidates in collaboration with Celgene.

GI-4000 Overview

Our GI-4000 product candidates are designed to stimulate immune responses against the mutated Ras protein. We estimate that Ras mutations are found in approximately 180,000 new cancer cases each year in the

United States across a spectrum of tumor types, including pancreas, NSCLC, colorectal, endometrial and ovarian cancers, as well as melanoma and multiple myeloma. Studies have shown that tumors with Ras mutations are generally less responsive than tumors with normal Ras to conventional chemotherapy as well as targeted agents. For some cancers, such as NSCLC or colorectal cancer, therapies that target epidermal growth factor receptor, or EGFR, have improved clinical outcomes. However, the presence of a Ras mutation in the tumor has been associated with poor prognosis despite use of EGFR targeted therapies. For example, studies have shown that NSCLC with a Ras mutation is associated with a lack of response to tyrosine kinase inhibitors, such as erlotinib and gefitinib, while these therapies result in better survival rates for patients without a Ras mutation. Similarly, other studies have shown that patients with Ras mutated colorectal tumors do not benefit from cetuximab therapy, another EGFR targeted agent, compared to patients with normal Ras, who have improved survival rates when treated with the same therapy. As a result, patients with Ras mutations have fewer available effective treatment options. We believe these patients could benefit from treatment with GI-4000.

We believe that targeted reduction of cells containing Ras mutations could result in improved clinical outcomes for patients with a number of human cancers due to the role mutated Ras plays in tumor growth. We believe there are no available therapies targeting mutated Ras in late-stage clinical trials and that GI-4000’s unique mechanism of action may allow targeting of these tumors.

GI-4000 is a series of four product versions; each version is a heat-inactivated S. cerevisiae yeast expressing a unique combination of three Ras mutations, collectively targeting seven of the most common Ras mutations observed in human cancers. In the GI-4000 clinical trials, each patient’s tumor is sequenced to identify the specific Ras mutation contained in the patient’s tumor and the corresponding, off-the-shelf Tarmogen containing the identified mutated protein is then administered. Each Tarmogen in the GI-4000 series is manufactured and vialed separately.

GI-4000-01, our first human clinical trial of Tarmogens, was a Phase 1 open-label, multi-center, dose-escalation, therapeutic trial in patients with advanced colorectal or pancreas cancer with mutated Ras. In this study, the six doses tested ranged from 0.1YU to 40YU. One YU, or yeast unit, equals 10 million yeast cells. At the 40 YU dose, each subject received four 10 YU subcutaneous doses, one in each arm and leg. Thirty-three subjects were enrolled between August 2004 and March 2006. Each subject was to receive five weekly doses with a 48-week follow-up period. In this advanced disease population, subjects had an average of three prior treatment failures, and 32 of 33 subjects had metastatic disease at study entry.

T cell immune responses were measured by two different assays. Twenty-three of 31 subjects for whom we had sufficient blood samples to test for immune response, or 74%, showed Ras-specific T cell immune responses by one or both of these assays. Five subjects survived longer than the 48-week follow-up period and each of those subjects exhibited Ras-specific T cell responses either at baseline or after treatment with GI-4000. GI-4000 was generally well tolerated and no dose limiting toxicity was observed in the study.

GI-4000 for Pancreas Cancer

We are developing GI-4000 in patients with resected pancreas cancer in combination with gemcitabine. Our strategy is to begin treating the patient when the overall tumor burden in the body is relatively low after resection, allowing enough time before disease progression for GI-4000 to induce an immune response against residual tumor.

Market Opportunity

The American Cancer Society predicts that in the United States in 2012 there will be 43,920 new cases of pancreas cancer diagnosed and 37,390 deaths from pancreas cancer. Pancreas cancer is rarely curable, with a median survival of 9 to 12 months and an overall five-year survival rate of three percent. Pancreas cancer is particularly aggressive with non-specific initial symptoms, which frequently results in a delayed diagnosis. Therefore, the majority of patients are not aware they have the disease until the cancer has metastasized.

A patient’s eligibility to undergo resection is an important factor in the patient’s prognosis. Only 15% to 20% of patients with pancreas cancer are candidates for resection. Of resected patients, approximately 80% will receive chemotherapy or radiation therapy after surgery, known as adjuvant therapy, while 20% will not for a variety of reasons. Despite offering the only chance of a cure, long-term survival following resection of pancreas cancer remains poor. There are no approved adjuvant drugs for resected pancreas cancer. Although not approved for this indication, gemcitabine is the most often used adjuvant chemotherapy in the United States.

We believe that a therapy that promotes cellular immune responses to mutated Ras, such as GI-4000, may improve outcomes in those resected patients who receive adjuvant chemotherapy by addressing low levels of residual disease.

Development Status

GI-4000-02 is a fully-enrolled Phase 2b randomized, double-blind, placebo-controlled, multi-center, adjuvant clinical trial of GI-4000 plus gemcitabine or placebo plus gemcitabine in patients with R0 or R1 resected pancreas cancer. An R0 resection is defined by the absence of microscopic residual disease at the surgical margin. An R1 resection is defined by the presence of microscopic residual disease at the surgical margin. R0 and R1 patients have different expected survival rates, with R0 patients living longer on average.

In this clinical trial, we obtained a sample of tumor tissue from each subject during the screening period and evaluated the tumor for the presence of a Ras mutation. If a subject has a product-related mutation, then we then administer the GI-4000 Tarmogen version that matches the specific Ras mutation in the subject’s tumor.

The study population consists of 176 subjects with Ras mutated resected pancreas cancer enrolled at 39 centers in the United States and five international centers between June 2006 and May 2010. Following resection, subjects were prospectively stratified into two groups by resection status and both the R1 and R0 groups were randomly assigned into two treatment groups at a one-to-one ratio to receive either 40YU of GI-4000 plus gemcitabine or placebo plus gemcitabine. Thirty-nine R1 subjects were enrolled, of whom 19 were assigned to the GI-4000 plus gemcitabine group and 20 were assigned to the placebo plus gemcitabine group. One hundred thirty-seven R0 subjects were enrolled, of whom 69 were assigned to the GI-4000 plus gemcitabine group and 68 were assigned to the placebo plus gemcitabine group. The 40YU dose of GI-4000 is administered as four separate 10YU subcutaneous injections, one in each arm and leg. Subjects were given three weekly doses of either GI-4000 or placebo between resection and the initiation of gemcitabine therapy. All subjects were administered up to six monthly cycles of gemcitabine beginning between six and eight weeks after resection. Monthly doses of GI-4000 or placebo were given after each cycle of gemcitabine to coincide with the scheduled breaks in monthly gemcitabine treatment. Monthly administration of GI-4000 or placebo continues until subjects withdraw from the study, experience disease recurrence or die. This study has been monitored on at least a biannual basis from the time of enrollment through the date of this prospectus by a Data Safety Monitoring Board, or DSMB, consisting of a panel of three pancreas cancer experts and a biostatistician.

We evaluated a number of disease-specific baseline characteristics, including the following prognostic factors, which have been shown to have an impact on outcome:

•	Lymph node status is defined by the presence or absence of microscopic evidence of pancreas cancer cells. Positive nodes are considered a poor prognostic indicator;

•	Performance status, which consists of a five point scale (0, 1, 2, 3, 4) that reflects the general health of the patients, with 0 being the most favorable status and 4 being the least favorable;

•	CA19-9, which is a blood biomarker of pancreas cancer cells that serves as a measure of tumor burden. Higher CA19-9 levels are associated with poorer clinical outcomes;

•	Tumor size in centimeters, with larger size generally associated with poorer outcomes; and

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Tumor stage, which ranges from Stage I through IV and is defined based on a standardized scoring system that consists of primary tumor size, extent of local invasion, extent of involvement of regional lymph nodes and systemic spread of the cancer away from the primary tumor. Increasing tumor stage is associated with poorer prognosis: the earliest stage, or Stage I, tumors generally consist of a small localized primary tumor without evidence of systemic spread and the most advanced stage, or Stage IV, tumors show evidence of systemic spread away from the primary tumor.

The primary endpoint for this clinical trial is recurrence-free survival. Secondary endpoints include overall survival, immune responses and biomarkers of disease burden, such as CA19-9. As of May 11, 2012, 33 of the 39 R1 subjects had died and 85 of the 137 R0 subjects had died. Since the R1 subjects have greater than 75% mortality, we have performed an analysis of the results for this group. The R0 group has not had enough deaths yet to conduct a complete, unblinded analysis of the results. We expect to report the results from the R0 subjects by the second quarter of 2013.

The R1 subjects in the GI-4000 and placebo groups were comparable for general baseline features such as gender, age and race. The majority of subjects in each group had regional lymph nodes that were positive for microscopic evidence of disease (79% for subjects in the GI-4000 group and 85% for subjects in the placebo group) and performance score of 1 or 2 (79% for subjects in the GI-4000 group and 75% for subjects in the placebo group). There was a 3.5 cm median tumor size in each group. There were two disease related imbalances between the groups that favored the subjects in the placebo arm. The GI-4000 group had a greater number of Stage III (T4 based on the TNM tumor classification system) subjects (16% compared to 0% in the placebo group) and higher median post-operative CA19-9 levels (31U/mL compared to 11U/mL in the placebo group).

In the R1 group, we observed the following:

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A 2.6 month advantage in median overall survival for the 19 subjects in the GI-4000 group compared to the 20 subjects in the placebo group (17.2 months compared to 14.6 months, respectively), representing an 18% relative advantage;

•	Of subjects tested for immune response, 7 of 15 subjects in the GI-4000 group showed Ras mutation specific T cell response compared to 1 of 12 subjects in the placebo group;

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A 5.0 month survival advantage in the seven subjects with immune response in the GI-4000 group compared to the 20 subjects in the placebo group (19.6 months compared to 14.6 months, respectively, representing a 34% relative improvement);

•	A 16% advantage in one-year survival for subjects in the GI-4000 group (72% compared to 56% in the placebo group, representing a 29% relative improvement based on the Kaplan Meier analysis);

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A one month advantage in median recurrence free survival for the 19 subjects in the GI-4000 group compared to the 20 subjects in the placebo group (9.4 months compared to 8.4 months, respectively, representing a 13% relative advantage);

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A safety profile for GI-4000 treated subjects consistent with what is generally observed in patients with early stage resected pancreas cancer treated with gemcitabine alone, as determined by the DSMB; and

•

The protocol for this study did not include sufficient subjects to expect to achieve statistical significance, and the differences observed in survival and recurrence were not statistically significant. This trial design is typical of Phase 1 and Phase 2 clinical trials, as we did not seek to conduct a large clinical trial prior to having evidence of the clinical effects and safety of our novel product candidate. These earlier trials provide the basis for the design of larger, definitive trials that are powered by the addition of more subjects to potentially show statistical significance. Statistical significance is a statistical term which means that an effect is unlikely to have occurred by chance. In order to be approved, product candidates must demonstrate that their effect on patients’ diseases in the trial is statistically significant. Any later stage future trials we conduct with the intent to support marketing approval applications will be designed to show statistical significance by enrolling larger number of subjects based on the clinical data observed in earlier trials.

Preliminary Proteomic Analysis of GI-4000-02

While the R0 subgroup is not yet mature, we have begun to analyze both the R1 and R0 groups to identify whether there are any characteristics that can be determined prior to treatment that may predict which subjects are likely to respond to treatment with GI-4000. These analyses are ongoing, however, one of them using a technique called proteomics has shown initial promise in predicting response. Proteomic analysis is a testing method intended to measure the levels of specific proteins in blood or other body fluid. The intent of this type of analysis is to identify a pattern of proteins in a patient’s blood which predicts a patient’s response to a treatment. An exploratory proteomic analysis that was not specified in the original trial protocol was performed on baseline plasma samples from 90 R1 and R0 subjects from GI-4000-02. This analysis indicated several specific proteins that appeared to predict whether a subject treated with GI-4000 in the trial would have recurrence of their cancer relatively earlier or later, regardless of the subject’s R0 or R1 resection status. These several specific proteins were observed in 16 of the 44 of the GI-4000 treated subjects reviewed, 26 of the 46 of the placebo group subjects, and 42 of the 90 overall subjects. When these proteins were used to evaluate recurrence and overall survival after the trial, subjects with the specific protein signature which was correlated with later recurrence of the cancer who received GI-4000 appeared to have improved time to recurrence and overall survival compared to placebo treated subjects with the same specific protein signature. The proportion of patients having these several specific proteins may vary in future studies as a diagnostic is developed. This specific protein pattern as an indicator of potential response to GI-4000 must be validated in another clinical trial. If the pattern can be validated, detecting the protein pattern could be used to select the most appropriate patients for future trials.

Future Development of GI-4000 for Pancreas Cancer

We plan to conduct a meeting with the FDA regarding the design of a Phase 2/3 adaptive clinical trial evaluating GI-4000 plus gemcitabine versus gemcitabine alone in R1 and R0 resected pancreas subjects with Ras mutations in the first quarter of 2013 and initiate the trial by the end of the second quarter of 2013. In the Phase 2 portion of this trial, we plan to enroll approximately 100 subjects in order to evaluate the predictive value of proteomic testing and the potential treatment effect for recurrence free survival at one year. Proteomic analysis is a testing method intended to measure the levels of specific proteins in blood or other body fluid. If the results from the initial group of subjects are supportive, an expansion to a Phase 3 trial scale could be initiated based on pre-specified criteria for potential registration and approval. The number of patients and parameters of the Phase 3 portion of the trial will be determined by the results from the Phase 2 portion of the trial and discussions with applicable regulatory authorities.

GI-4000 for NSCLC

Market Opportunity

There are over 420,000 new cases of NSCLC annually in the United States, Western Europe and Japan. Studies suggest 20% to 25% of NSCLCs have Ras mutations. There are numerous treatments for NSCLC, including multiple chemotherapies, EGFR targeted molecular therapies and biologic therapies. A significant unmet medical need continues to exist for patients with NSCLCs containing a Ras mutation. Studies have shown that NSCLCs with Ras mutations are associated with poorer recurrence free survival and overall survival with adjuvant chemotherapy, as well as a lack of recurrence and survival benefit with EGFR targeted tyrosine kinase inhibitors, such as erlotinib and gefitinib. The five-year survival rate for patients with NSCLC is approximately 15%.

Other than GI-4000, we are not aware of any products in the market or in late-stage development that directly target mutated Ras. Furthermore, for patients that do not appear to have remaining disease after receiving initial treatment, monitoring for recurrence with observation alone is the standard practice. The majority of these patients will ultimately have a recurrence of disease. Adding GI-4000 therapy to patients with Ras mutations after completion of first line therapy has the potential to improve survival, without additional toxicity allowing GI-4000 to be incorporated into an extension of first-line treatment for patients.

Development Status

GI-4000-03 is a single arm, open label, Phase 2a clinical trial in 24 subjects at MSKCC designed to evaluate GI-4000 following successful first-line treatment for non-metastatic, or Stage I to III, Ras-mutated NSCLC. Subjects were enrolled between February 2008 and July 2010. Patients having no evidence of active cancer one to four months following completion of first-line therapy consisting of resection and/or radiation therapy and/or chemotherapy were eligible for this study. This study is being funded by MSKCC, and we supply study drug.

Subjects received 40 YU of GI-4000 given in three weekly doses, followed by six monthly doses, followed by supplemental doses every three months for up to three years. The 40YU dose is administered as four separate 10YU subcutaneous injections, one in each arm and leg, at each dosing visit. Administration of study drug continues according to this schedule until subjects withdraw from the study, experience disease recurrence or die.

The objectives for the study are to evaluate immune response and safety. The study is also evaluating recurrence-free survival and overall survival. Twenty-four subjects were enrolled; 17 were female and seven were male. Twelve subjects had Stage I disease, five subjects had Stage II disease and seven subjects had Stage III disease. We have compared survival results from the Stage II and III GI-4000 treated subjects to 95 Stage II and III Ras mutation-positive NSCLC patients not enrolled in the trial but treated and followed at MSKCC over the same period of time as the GI-4000-03 study. We believe these 95 patients are useful as a comparison group because they were treated at the same institution over the same time period. We refer to these 95 patients as case-matched controls. We used a statistical adjustment to account for differences in disease stage, gender, age, smoking history and type of first-line treatment when comparing the results of the GI-4000 treated subjects to the case-matched control group using Kaplan Meier estimates of survival.

The study met its primary efficacy endpoint with 50% of the GI-4000 treated subjects showing Ras-specific T cell responses. Of the 20 subjects with immune samples sufficient for analysis, ten subjects developed a Ras-specific T cell response. GI-4000 treated subjects with Stage II-III NSCLC had a median observation time of 2.7 years and received a median of 11 doses. We have evaluated overall survival rates for subjects treated with GI-4000 relative to the case-matched control group at prescribed time points. At one and two years, all 12 subjects in the GI-4000 group were alive, compared to 93% still alive at one year and 85% still alive at two years in the case-matched control group. As of February 2012, all nine subjects in the GI-4000 treated group who had completed two and a half years of follow up were still alive, compared to 79% of the case-matched control group. Of the nine subjects in the GI-4000 treated group who were alive at two and a half years, two Stage III patients subsequently died, one at 2.6 years and one at 3.7 years after study initiation. The three subjects in the GI-4000 treated group who had not yet reached two and a half years of follow up as of February 2012 were still alive. There have been no serious adverse events related to GI-4000 in the study. Further development of GI-4000 in NSCLC would require randomized, controlled trials that demonstrate statistically significant efficacy before the product candidate could be approved for commercialization.

GI-4000 for Colorectal Cancer

GI-4000-05 is a single center, open label, pilot Phase 2a clinical trial at the Lombardi Cancer Center at Georgetown University designed to evaluate GI-4000 in combination with first-line treatment in subjects with metastatic, or Stage IV, colorectal cancer with Ras mutations. Subjects receive GI-4000 in combination with chemotherapy plus bevacizumab. Since commencement of the trial in October 2010, we have enrolled five subjects and enrollment will continue until up to 52 subjects have been enrolled. The objectives of this study are to evaluate safety, immune response, progression-free survival and overall survival. The study is being funded by Georgetown University, and we are supplying study drug.

GI-6207

GI-6207 is a Tarmogen that expresses a modified version of the human carcinoembryonic antigen, or CEA, protein as the target cancer antigen. The NCI has conducted and funded preclinical efficacy and safety studies, as well as the early clinical development of the product candidate, and we are supplying study drug.

We believe that CEA represents an attractive target antigen for immunotherapy since it is over-expressed in many cancers. Because CEA is minimally or not expressed in normal cells, we believe GI-6207 can be used for targeted reduction of cancer cells with little or no effect on normal tissues.

Market Opportunity

CEA is over-expressed in a number of human epithelial cancers, including NSCLC, colorectal, pancreas, breast, gastric and MTC. We estimate CEA is over-expressed in approximately 500,000 new cancer cases in the United States each year.

The American Cancer Society estimates that there are over 56,000 new thyroid cancer cases annually in the United States. According to a study conducted by Bodéré et al. published in Cancer in 2010, our lead indication for GI-6207, MTC, accounts for 8% of thyroid cancer cases annually in the United States. In a study conducted by Wells et al. published in Cancer in 1978, 23 of the 37 patients, or 62%, with MTC expressed CEA. Surgery is currently the only curative treatment for MTC. Patients who develop metastatic MTC have a poor prognosis, with approximately 25% and 10% alive at five and ten years, respectively. Furthermore, metastatic MTC is largely unresponsive to conventional chemotherapy and radiotherapy. The only approved drug for metastatic disease has demonstrated some clinical benefit and substantial toxicity.

Development Status

A Phase 1 dose escalation clinical trial of GI-6207 has been completed at the NCI. Twenty-five patients with Stage IV cancers expressing CEA were enrolled into three dose groups. GI-6207 doses were evenly divided and administered subcutaneously at four injection sites, in the right and left axillary chest wall, or under-arm area, and in the right and left inguinal area, or groin. Five subjects have had stable or decreased CEA levels and stable disease on treatment. Only one subject experienced a grade 3 toxicity, defined as an event severe enough to interfere with daily living activities. This subject had pleural and pericardial metastases, or cancer in the spaces surrounding the heart and lungs, at the beginning of the study. The trial investigator and sponsor believed the event was likely caused by a therapeutic immune response directed at the metastatic lesions. The grade 3 toxicity resolved with cessation of GI-6207 therapy and treatment with corticosteroids. The patient resumed treatment with chemotherapy.

A Phase 2 clinical trial is being designed in collaboration with the NCI to treat patients with MTC tumors expressing CEA. The study is targeted for initiation at the NCI by the end of 2012.

GI-6301

The GI-6301 Tarmogen is designed to target cancers expressing the brachyury protein, which plays a role in metastatic progression of certain cancers. The frequency of brachyury expression increases with stage of disease. In lung cancer, approximately 60% of later stage lung cancer biopsies showed expression of brachyury, compared to approximately 40% of earlier stage lung cancers. We plan to study GI-6301 in tumors known to have high incidence of brachyury expression.

Market Opportunity

A variety of cancers express brachyury, including lung, breast, colon, bladder, kidney, ovary, uterus and prostate cancers. Brachyury is also expressed in virtually all chordomas, a rare and difficult-to-treat central nervous system tumor.

Development Status

In February 2012, in collaboration with the NCI, we initiated the GI-6301 Phase 1 clinical trial in subjects with metastatic cancers who have failed previous therapy or have no further therapeutic options. The trial is an open label, single agent, sequential dose escalation trial, with three to six subjects per dose group. Three dose levels will be tested, 4YU, 16YU and 40YU. In addition, up to ten subjects may be enrolled in an expansion group after three to six subjects have been treated at the maximum tolerated dose for at least four weeks. GI-6301 doses will be evenly divided and administered subcutaneously at four injection sites, in each under-arm area and in the right and left groin, every other week for seven visits, then monthly. The endpoints of this study are safety, tolerability, brachyury specific immune responses and clinical benefit. We expect to report the results of this study by the end of 2013.

Infectious Disease Programs

GI-5005

The GI-5005 Tarmogen contains a fusion protein encompassing sequences from two HCV proteins expressed in infected cells, NS3 and Core, which are highly conserved across HCV genotypes and are recognized by T cells. GI-5005 is engineered to activate an HCV-specific T cell immune response, resulting in the reduction of cells containing viral antigens.

GI-5005 is designed to complement therapeutic approaches that suppress replication of HCV, including interferon- and small molecule-based regimens, without adding meaningful toxicities to the regimen. We believe GI-5005 is the first therapeutic vaccine to demonstrate a clinically meaningful outcome in patients with a chronic infectious disease.

Market Opportunity

HCV infection is a major health epidemic with up to 170 million people infected worldwide. Approximately 20% to 30% of all HCV patients will face life-threatening complications as a result of their disease. In industrialized countries, HCV accounts for 40% of cases of end-stage cirrhosis, 60% of cases of hepatocellular carcinoma and 30% of liver transplants.

Historically, standard-of-care treatment of genotype 1 HCV has been weekly injections of pegylated-interferon with twice-daily oral ribavirin, or pegIFN/ribavirin, for 48 weeks of therapy. A patient genetic marker near the IL28B gene has recently been shown to be an important predictor of which patients in the acute setting will clear HCV without treatment and which patients with chronic infection will achieve SVR24 after receiving pegIFN/ribavirin. Unfavorable IL28B genotypes occur at a higher frequency in African Americans and correlate significantly to the poor SVR24 rates observed in this group. The consistency of the IL28B effect on viral clearance without treatment in the acute setting as well as SVR24 rates in the chronic setting suggests that the different genotypes mark a difference in the underlying immune response characteristics of the patients. The most difficult-to-treat IL28B genotype is referred to as the T/T genotype.

Recently, the addition of telaprevir or boceprevir to pegIFN/ribavirin has improved SVR24 to 65% to 75% using a shortened overall regimen. Despite these improvements, the addition of these agents adds toxicity to pegIFN/ribavirin therapy, which is associated with flu-like symptoms, depression, and decreased white and red blood cells. Future improvements to treatment will likely be aimed at eliminating interferon entirely from the regimen.

Data presented at a recent scientific conference indicated that an interferon-free treatment regimen may be effective in achieving higher SVR24 rates in certain treatment groups. Historically, genotype 2/3 HCV infected populations treated with interferon-based therapy have achieved higher SVR24 rates compared to genotype 1 HCV infected populations treated with interferon-based therapy. Recent studies have shown promising SVR24 rates in genotype 2/3 HCV infected patients using interferon-free treatment regimens. However, these studies have also shown that in genotype 1 HCV infected patients an interferon-free treatment regimen may be less effective than it is in patients with genotype 2/3 HCV. We believe additional data from external ongoing clinical trials using interferon-free treatment regimens may help to identify difficult-to-treat subgroups within the genotype 1 HCV population. As these data become available, we will evaluate the potential role of GI-5005 in the emerging landscape of interferon-free HCV treatment regimens.

Development Status

GI-5005-01 was a Phase 1, randomized, double-blind, placebo-controlled, dose escalation clinical trial of GI-5005 monotherapy in patients with chronic HCV. Over 85% of the subjects in the trial had HCV genotype 1 infections and approximately 80% of the subjects had previously not responded to interferon-based regimens.

These patients represent the most difficult-to-treat HCV population. Subjects were given five weekly doses followed by two monthly doses, and were followed for a total of 12 months. GI-5005 was generally well tolerated, with no dose limiting toxicities, and demonstrated HCV-specific T cell immune responses, and showed treatment-associated HCV viral load reductions and normalization of liver enzyme, or ALT, levels compared to the placebo group.

GI-5005-02 was a randomized Phase 2b clinical trial evaluating 40YU GI-5005 plus pegIFN/ribavirin compared to pegIFN/ribavirin alone in subjects with chronic genotype 1 HCV infection. The study was initiated in December 2007 and completed enrollment with 140 subjects. The study was stratified by prior response to interferon plus ribavirin therapy. Seventy-three percent of subjects randomized had not previously been treated with interferon-based therapy and 27% of subjects had not previously responded to interferon-based regimens.

Study results included:

•	Overall, GI-5005 when used in combination with pegIFN/ribavirin demonstrated an improvement in each of the following:

•	43 of 68 subjects, or 63%, receiving GI-5005 plus pegIFN/ribavirin compared to 29 of 65 subjects, or 45%, receiving pegIFN/ribavirin alone had clearance of virus at the end of treatment;

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29 of 50 subjects not previously treated with interferon-based therapy, or 58%, receiving GI-5005 plus pegIFN/ribavirin compared to 22 of 46 such subjects, or 48%, receiving pegIFN/ribavirin alone achieved SVR24; and

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3 of 18 subjects who had previously not responded to interferon-based regimens, or 17%, receiving GI-5005 plus pegIFN/ribavirin compared to 1 of 19 such subjects, or 5%, receiving pegIFN/ribavirin alone achieved SVR24;

•

Responses differed by IL28B genotype in subjects who had not received prior treatment. For example, the largest improvement in SVR24 was observed in subjects with the most difficult-to-treat IL28B genotype, T/T, with three of five subjects, or 60%, receiving GI-5005 plus pegIFN/ribavirin achieving SVR24 compared to none of the five subjects receiving pegIFN/ribavirin alone. Additionally, the largest immune effect in subjects receiving GI-5005 plus pegIFN/ribavirin, measured by the number of HCV-specific T cells, was seen in subjects with the T/T genotype;

•	37 of 61 subjects, or 61%, receiving GI-5005 plus pegIFN/ribavirin compared to 16 of 44 subjects, or 36%, receiving pegIFN/ribavirin alone showed normalized ALT levels at the completion of therapy;

•	GI-5005 was generally well tolerated; and

•

This trial was not designed to have enough subjects to expect to achieve statistical significance and the difference observed in SVR24 did not achieve statistical significance. This trial was not designed to have enough subjects to expect to achieve statistical significance. As with many Phase 1 and Phase 2 trials, we did not want to risk the expense of a very large clinical trial prior to having some evidence of the clinical effect of a novel product candidate. These earlier trials may provide the basis for the design of larger, definitive trials that are powered by the addition of more subjects to potentially show statistical significance. Statistical significance is a statistical term which means that an effect is unlikely to have occurred by chance. In order to be approved, product candidates must demonstrate that their effect on patients’ diseases in the trial is statistically significant.

We have expanded the GI-5005-02 clinical trial to enroll 19 additional difficult-to-treat IL28B T/T subjects. These subjects have been randomized to either GI-5005 plus pegIFN/ribavirin or pegIFN/ribavirin alone to further evaluate the magnitude of the potential treatment effect of GI-5005. We expect to report additional end of treatment data from IL28B T/T subjects in the fourth quarter of 2012 and additional SVR24 data in the first quarter of 2013.

GI-13020

GI-13020 is our Tarmogen product candidate expressing an HBV antigen for the treatment of chronic HBV infection. We are developing GI-13020 in collaboration with Gilead. Our development strategy will be to combine GI-13020 with Gilead’s Viread, an approved antiviral drug, to determine if the combination can reduce or eliminate HBV infection.

Market Opportunity

HBV infection is the most common serious liver infection in the world. National and regional prevalence ranges from over 10% in Asia to under 1% in the North America and Western Europe. Worldwide, approximately 350 million people are chronic carriers of HBV, of whom more than 620,000 die from liver-related disease annually. In the United States, chronic HBV infection affects up to 1.4 million people.

Vaccination has dramatically reduced the prevalence rates among children. However, mother-to-newborn transmission, especially in Asia, remains a common source of new infection. There is currently no cure for the vast majority of chronically-infected patients.

Current treatment for HBV includes oral antiviral therapy to suppress virus replication. These antiviral products have been highly effective in controlling the disease but generally do not result in a long-term cure, thus requiring chronic suppressive therapy to control the disease. An important unmet need in HBV is a treatment that can effectively improve seroconversion rates or “cures” in chronically infected patients, allowing cessation of long-term antiviral therapy without relapse. We plan to initiate a Phase 1a clinical trial of GI-13020 for HBV infection in the first quarter of 2013 and report the results from the trial in the second half of 2013. We expect that Gilead will commence a Phase 1b/2a trial in HBV patients during the second half of 2013.

Other Infectious Disease Product Candidates

Several other product candidates targeting a variety of infectious diseases are being explored in preclinical programs, including hepatitis delta virus, HIV/AIDS, adenovirus-36 and certain pathogenic fungi.

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Hepatitis D virus, or HDV, is a superinfection of HBV, meaning that only patients already infected with HBV can be infected with HDV. HDV/HBV co-infected patients progress more rapidly to cirrhosis, liver failure, transplant, and death than HBV mono-infected patients. We believe that we have the potential to develop our GI-18000 Tarmogen to cause a T cell immune response against cells infected with HDV and thereby improve outcome.

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HIV/AIDS is a chronic infection that is generally well managed by a daily combination of small molecule medicines known as highly active anti-retroviral therapy, or HAART. However, cures in this disease are rare, and HAART therapy must be given for the rest of a patient’s life. We believe that we have the potential to develop our GI-2010 Tarmogen to cause a cellular immune response against cells infected with HIV to help clear the virus.

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Adenovirus-36, or Ad36, is a chronic infection that infects humans and has been associated with obesity. Certain non-clinical testing has indicated that Ad36 may contribute to obesity in non-human animals, including rats, mice, chicken, non-human primates. We are currently examining the potential for our GI-17000 Tarmogen to address Ad36 in early preclinical experiments.

We currently expect to use a portion of the net proceeds of this offering to advance one or more of our unpartnered infectious disease programs through a Phase 2 clinical trial.

The Tarmogen Platform

The Tarmogen platform is based on research conducted by our scientific founders, Drs. Donald Bellgrau, Richard Duke and Alex Franzusoff, in the late 1990s and early 2000s. The discovery upon which the platform is based is that when animals are immunized with yeast expressing a recombinant protein, a cellular immune response is generated against the target recombinant protein and this immune response is capable of protecting the animal against diseased cells that express the same protein. While some antibody may be generated against the yeast, the antibody does not block the activity of the yeast, allowing for repeated administration and boosting of the immune response with additional administrations. The following graphics and corresponding captions describe the mechanism by which we believe Tarmogens work.

Administration of Tarmogens initially results in binding of the yeast to white blood cells called antigen-presenting cells, the most important of which are known as dendritic cells, near the injection site. The dendritic cells are activated as a result of the Tarmogens binding to molecules called Toll-like receptors and other receptor molecules on the surface of the dendritic cell, resulting in the activation of immune signaling molecules called cytokines. The dendritic cell then engulfs the Tarmogen. Multiple Tarmogens may be taken up by the same dendritic cell.

The Tarmogen is processed by the dendritic cell in two ways. First, the Tarmogen is engulfed by subcellular bodies known as endosomes and the protein inside the endosome is cut into shorter fragments called peptides. These peptides are presented by Class II MHC molecules on the surface of the dendritic cell. In combination with IL-12, a cytokine that is produced by the dendritic cell, these MHC-peptide complexes on the surface of the dendritic cell are recognized by and activate cells involved in viral immunity called CD4+ helper T cells.

Dendritic cells also process Tarmogens by engulfing them with different subcellular bodies called phagosomes. This results in presentation of peptides, including the antigen from inside the Tarmogen, to cells, known as CD8+ killer T cells, via Class I MHC molecules on the surface of the dendritic cell, resulting in proliferation of identical antigen specific CD8+ T cells. CD4+ helper T cells are so named because one of their roles is to “help” activate killer T cells by expressing a cytokine called interferon gamma, IFNg.

The newly activated CD8+ killer T cells move throughout the body and identify any other cell that expresses the same disease protein as the one recognized by the CD8+ killer T cells. Once the CD8+ killer T cell finds another cell in the body containing the target protein, it can kill the cell using multiple mechanisms.

Manufacturing

We commissioned an approximately 22,000 square foot facility in 2006 in Louisville, Colorado that incorporates current Good Manufacturing Practices, or cGMP, for the manufacture of clinical supplies of our product candidates. The manufacturing facility includes clean room space, laboratories, support areas, a warehouse and a loading dock, and has enabled us to meet clinical demand in a cost-effective and timely manner. Controlling our own manufacturing facility has allowed us to produce Tarmogens at relatively small scale to meet Phase 1 and 2 clinical trial demands while avoiding the need to transfer technology and schedule production at contractors. We have invested $10.9 million since late 2005 in our facility to support both small-scale early clinical production and commercial-scale production for a pivotal trial and inventory build for potential product launch. Our small-scale production process is in routine operation. In addition, we have installed and partially validated our commercial-scale process equipment and demonstrated the growth of cells at commercial scale. We use this facility to produce bulk product candidate that is then shipped to contract manufacturing organizations for filling and finishing. Currently, we are working with two qualified filling contractors.

The Tarmogen manufacturing process yields an off-the-shelf vialed product candidate with multi-year stability that can be distributed through conventional pharmaceutical channels. We believe the projected yields using a 250 liter fermentor that will allow Phase 3 clinical trial and commercial manufacturing will result in productivity estimates that compare favorably to those reported by biotechnology companies for their products. We have designed the process using scalable unit operations implemented on portable, disposable equipment, which gives us the flexibility to scale up when needed and facilitates technology transfer to a contract manufacturer or a partner, should this be desirable.

Vials of live yeast cells for each of our product candidates are stored frozen at two different locations. We believe the storage conditions and available number of vials ensure adequate availability of cells through the life-cycle of each of our product candidates. To make a batch of a product candidate, a vial containing live cells is thawed and used to inoculate a series of fermentors of increasing size until a sufficient mass of cells is produced for further processing. The cells are then collected, heat treated so that no live cells remain, washed to remove impurities and vialed at the appropriate volume and concentration for dosing patients.

All production activities are conducted under cGMP, the global standards established by the U.S. Food and Drug Administration, or FDA, and other regulatory agencies for pharmaceutical production. The equipment used in the manufacturing process is based on designs typically encountered in the production of other biotechnology products, and has been customized to tailor their use to Tarmogen production. Tarmogens are tested according to standards reviewed by the FDA and other applicable regulatory bodies before the Tarmogens can be released for use in humans.

We currently supply clinical trial materials under our collaboration agreements with Celgene and Gilead. Our collaborators have the option to take over manufacturing under specified circumstances. If our collaborators assume manufacturing responsibility, we will transfer the manufacturing process to them. We may also serve as a primary or secondary source of manufacturing.

Sales and Marketing

We do not currently have any internal sales and marketing capabilities.

Oncology Products

All of our oncology product candidates, including GI-4000, GI-6207 and GI-6301, are subject to our collaboration and option agreement signed in May 2009 with Celgene. If Celgene exercises its option to a specific oncology product candidate, then Celgene will have an exclusive license to develop, market and sell that product in all markets worldwide. If Celgene does not exercise its option to a particular oncology product candidate, we would evaluate the opportunity and may elect to further pursue development and commercialization independently or find a new corporate partner to support that product candidate.

Infectious Disease Products

GI-5005. We retain all worldwide rights to GI-5005. As additional data from external ongoing clinical trials become available, we will evaluate the potential role of GI-5005 in future HCV combination treatment regimens in difficult-to-treat patient subgroups.

GI-13000. Our Tarmogen product candidates targeting HBV are subject to our license and collaboration agreement with Gilead. As a result, Gilead has an exclusive license to develop, market and sell any approved HBV products worldwide.

Other infectious disease product candidates. Other than our GI-13000 program, we retain worldwide rights to all infectious disease Tarmogen product candidates. In addition to our evaluation of GI-5005, we intend to develop and commercialize these product candidates through a combination of collaborations and internal sales and marketing teams, appropriate to each situation.

Competition

The biopharmaceutical industry is highly competitive. We face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Given the significant unmet medical need for novel therapies to treat cancer and chronic infection, these are areas of specialty for many companies, public and private universities and research organizations that are actively engaged in the discovery and research and development of products. As a result, there are and will likely continue to be extensive research and substantial financial resources invested in the discovery and development of new products to treat cancer and chronic infection. We anticipate facing intense and increasing competition as new products enter the market and advanced technologies become available. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, reimbursement coverage, price and patent position.

In addition, there are numerous multinational pharmaceutical companies and large biotechnology companies currently marketing or pursuing the development of products or product candidates targeting the same indications as our product candidates. Many of our competitors will have substantially greater financial, technical and human resources. Accordingly, our competitors may be more successful in developing or marketing products and technologies that are more effective, safer or less costly. Additionally, our competitors may obtain regulatory approval for their products more rapidly and may achieve more widespread market acceptance.

Competing Immunotherapy Technologies

There are numerous immunotherapy products in clinical development, with over 215 targeting cancer, over 90 targeting infectious diseases and over 90 targeting chronic and other conditions. These products are generally based on one of several different competing platform technologies. These include peptide-based vaccines, whole autologous-cell based vaccines, whole allogeneic-cell based vaccines, DNA vaccines, viral-vector based vaccines, tumor lysate vaccines and dendritic cell vaccines. We are not aware of any other companies specifically utilizing yeast vectors. However, as research progresses, it is possible that competing approaches may prove superior to our Tarmogen technology, as each approach has the potential to confer different advantages and disadvantages based on its immunostimulatory mechanisms, formulation characteristics, manufacturing requirements, and logistical demands.

There is only one FDA-approved therapeutic vaccine, Dendreon Corporation’s sipuleucel-T, active cellular immunotherapy for the treatment of asymptomatic or minimally symptomatic metastatic castrate resistant hormone refractory prostate cancer. In addition, ipilimumab is an immunomodulatory product marketed by Bristol-Myers Squibb Company for the treatment of patients with late-stage melanoma. The cancer immunotherapy landscape is broad but still in the earlier stages of development with several public biopharmaceutical companies having clinical stage cancer immunotherapy products, including Dendreon Corporation, Bristol-Myers Squibb Company, GlaxoSmithKline plc, Merck & Co., Inc., NewLink Genetics Corporation, Merck KGaA and Sanofi. The immunotherapy landscape for the treatment of chronic infection is equally broad, with competing programs from large public biopharmaceutical companies such as Intercell AG, Novartis International AG, Dynavax Technologies Corporation, Transgene S.A., and Emergent BioSolutions Inc.

GI-4000

GI-4000 is the only late-stage product candidate targeting Ras mutated cancer. There are several marketed products indicated for pancreas cancer, including Astellas Pharma Inc.’s erlotinib, Teva Pharmaceutical Industries Limited’s streptozocin, and gemcitabine, fluorouracil, or 5-FU, and mitomycin, which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions conducting clinical trials of immunotherapy products in pancreas cancer, including NCI, Bavarian Nordic, NewLink Genetics Corporation, Aduro BioTech Inc., Sidney Kimmel Comprehensive Cancer Center, Providence Health & Services, Duke University, Advantagene, Inc. and AlphaVax, Inc.

There are numerous marketed therapeutics indicated for NSCLC, including Roche Holding AG’s bevacizumab, Eli Lilly’s pemetrexed, Astellas Pharma’s erlotinib and AstraZeneca PLC’s gefitinib, as well as generically available gemcitabine, platinum-based chemotherapeutics (cisplatin, oxaliplatin and carboplatin) and mitotic inhibitors (paclitaxel and vinorelbine), which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions with clinical trials of immunotherapy products in lung cancer, including Merck KGaA, NCI, Duke University, Innogene Kalbiotech Pte. Ltd., H. Lee Moffitt Cancer Center, University of Miami Sylvester Comprehensive Cancer Center, Transgene S.A., Heat Biologics, AVAX Technologies, Inc., Agenus, Laboratory Elea S.A.C.I.F., Roswell Park Cancer Institute, Baylor College of Medicine, Institut Gustave Roussy, Celldex Therapeutics and Immunovative Therapies, Ltd.

There are numerous marketed therapeutics indicated for colorectal cancer, including Roche Holding AG’s bevacizumab, Bristol Myers-Squibb’s cetuximab, and Amgen’s panitumumab, as well as irinotecan, oxaliplatin, leucovorin and 5-FU, which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions with clinical trials of immunotherapy products in colorectal cancer, including NCI, Instituto Cientifico y Tecnological de Navara, Stanford University, Radboud University, University of Michigan Cancer Center, AlphaVax Inc., Duke University, Immunovative Therapies Ltd. and Ohio State University Comprehensive Cancer Center.

GI-6207

In April 2011, AstraZeneca’s vandetanib was the first FDA-approved treatment for late-stage, or metastatic, MTC in adult patients who are ineligible for resection. In addition, Exelixis has submitted an NDA for cabozantinib to treat MTC. We believe there are no immunotherapy products in late stage clinical development other than GI-6207 for MTC. There are companies or institutions with clinical trials of immunotherapy products generally targeting CEA, including Bavarian Nordic, NCI and Radboud University.

GI-6301

We believe there are no approved products targeting brachyury, and no immunotherapy products in clinical development targeting brachyury other than GI-6301.

GI-5005

There are several marketed therapeutics indicated for the treatment of chronic HCV infection, including Roche Holding AG’s pegylated interferon 2a, Merck’s pegylated interferon 2b and boceprevir, Vertex’s telaprevir, and ribavirin, which is marketed by several generic pharmaceutical firms. In addition, there are several companies or institutions with clinical trials of immunotherapy products for the treatment of chronic HCV infection, including Intercell, Novartis, Tripep, Inovio, Dynavax Technologies Corporation, Okairos, Transgene, Gilead, Abbott, Bristol Myers-Squibb, Biolex and Achillion. The availability of newly-approved and other investigational drugs for HCV may make it particularly difficult to enroll clinical trials for our GI-5005 product candidate.

GI-13000

There are several marketed therapeutics indicated for the treatment of chronic HBV infection, including Roche Holding AG’s pegylated interferon 2a, Gilead’s tenofovir and adefovir, Bristol Myers-Squibb’s entecavir, Novartis’ telbivudine, and lamivudine, which is marketed by several generic pharmaceutical firms. In addition, there are several companies or institutions with clinical trials of immunotherapy products for the treatment of chronic HBV infection, including Chongqing Jiachen Biotechnology, Emergent Biosolutions, Shanghai Medical University, Dynavax Technologies Corporation, Institut Pasteur, Pohang University of Science and Technology and Vaxine Pty. Ltd.

Intellectual Property

It is important to our business to maintain the proprietary nature of and to protect our technology and know-how, including our proprietary Tarmogen product candidates, methods of making and using Tarmogen products, manufacturing processes, trade secrets, and know-how related to our Tarmogen products, processes and technology. Our success depends in part on our ability to protect our proprietary Tarmogen product candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights. We seek patent protection in the United States and internationally for our Tarmogen technology, Tarmogen product candidates, and other technology we develop. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology.

The Tarmogen technology platform is covered by eight families of patents and patent applications of which nine are issued U.S. patents and 23 are issued foreign patents in Australia, Canada, China, Hong Kong, Japan, Singapore, South Korea and multiple European countries, and of which 58 are patent applications in the U.S. and foreign jurisdictions, providing protection in the United States and foreign jurisdictions for the basic Tarmogen platform, as well as various improvements and modifications to the Tarmogen platform, technology and manufacturing processes. These eight patent families are owned and/or co-owned by us and/or exclusively licensed from The Regents of the University of Colorado or The United States of America as represented by the Department of Health and Human Services, or HHS. One of the patent families that cover the basic Tarmogen compositions of matter and method of use extends until November 2015 in the U.S. and abroad. The other seven patent families provide coverage through November 2021, December 2023, February 2027, February 2028, April 2030, September 2030, and August 2031, respectively, in the U.S. and abroad.

In addition to the protection provided by the existing patent families that we currently own, co-own and/or license, our exclusive, worldwide license from The Regents of the University of Colorado provides intellectual property rights related to the Tarmogen platform including various improvements and specific technologies related to the Tarmogen platform that have been or may be discovered in the future by University of Colorado researchers during the term of the license. We also have a non-exclusive license from Washington Research Foundation to intellectual property rights in the United States and certain other countries covering the production of recombinant yeast; the last of the issued patents under this license expires in April 2014.

Our lead oncology product candidate, GI-4000, targeting cancers expressing mutated Ras, is specifically covered under two patent families that we currently own and/or co-own and/or license under our exclusive, worldwide license from The Regents of the University of Colorado, of which five are issued U.S. patents and five are issued foreign patents in Australia, China, Hong Kong, South Korea and Japan, and of which 26 are patent applications in the U.S. and foreign jurisdiction. These issued patents and any patent applications that issue as patents in the United States and/or abroad will expire in December 2023 or March 2027, unless the patent term is extended by patent term adjustment or patent term extension. An additional patent family consists of two U.S. provisional patent applications containing subject matter related to GI-4000 that we own and/or co-own and/or for which we have the first right to negotiate an exclusive license. Patent applications claiming priority to these provisional patent applications, if issued as patents in the United States and/or abroad, could provide coverage through June 2033, unless the patent term is extended by patent term adjustment or patent term extension.

GI-6207, our oncology product candidate targeting cancers expressing CEA, is specifically covered by a patent family that we currently own and/or co-own and/or license under our exclusive, worldwide license from The Regents of the University of Colorado, of which four are issued U.S. patents and five are issued foreign patent applications in Australia, China, Hong Kong, South Korea and Japan, and of which 12 are patent applications in the U.S and foreign jurisdictions. These issued patents and any patent applications that issue as patents in the United States and/or abroad will expire in December 2023, unless the patent term is extended by patent term adjustment or patent term extension. The antigen expressed by GI-6207 is also covered under a patent family that we have in-licensed from the Public Health and Human Services of The United States Government. The last of the 29 issued patents covered by the license from the Public Health and Human Services of The United States Government expires in September 2018.

GI-6301, our oncology product candidate targeting cancers expressing brachyury, is covered by two patent families. One patent family, of which four are issued U.S. patents and five are issued foreign patent applications in Australia, China, Hong Kong, South Korea and Japan, and of which 12 are patent applications in the U.S and foreign jurisdictions, is owned and/or co-owned by us and/or licensed under our exclusive, worldwide license from The Regents of the University of Colorado. These issued patents and any patent applications that issue as patents in the United States and/or abroad will expire December 2023, unless the patent term is extended by patent term adjustment or patent term extension. A second patent family covering GI-6301, currently including one pending Patent Cooperation Treaty patent application, is co-owned by us and the United States of America as represented by HHS, and if patent applications claiming priority to this patent application issue in the United States and/or abroad, such issued patents will expire in March 2032, unless the patent term is extended by patent term adjustment or patent term extension. We also have an exclusive, worldwide license from the Public Health Service to the U.S. Government’s rights in this patent family.

Our lead product candidate in HCV infection, GI-5005, is specifically covered by three patent families, all owned by us, of which four are issued U.S patents and four are issued foreign patents in Australia, China, Mexico and Singapore, and of which 21 are patent applications in the U.S and foreign jurisdictions. These issued patents and any patent applications that issue as patents in the United States and/or abroad will expire on December 2023, October 2025, September 2029, or March 2031, unless the patent term is extended by patent term adjustment or patent term extension.

Our lead product candidates in HBV infection, known collectively as GI-13000, are primarily covered by one patent family that is owned by us and exclusively licensed to Gilead. The family currently contains four pending patent applications and is expected to provide exclusivity through February 2032, if these patent applications, or patent applications claiming priority to these patent applications, issue as patents in the United States and/or abroad, and unless the patent term is extended by patent term adjustment or patent term extension.

We are also actively pursuing additional patent applications in the United States and foreign patent jurisdictions for other preclinical Tarmogen product candidates and methods of use, including additional Tarmogen product candidates targeting oncology antigens, and additional Tarmogen product candidates for infectious disease. In addition, we intend to seek patent protection whenever available for any products or product candidates and related technology we develop and/or acquire in the future.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether the Tarmogen product candidates we are developing will gain patent protection or, if patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in post-grant proceedings, interference proceedings, or third-party ex parte or inter partes reexamination proceedings under the U.S. Patent and Trademark Office, or in opposition proceedings in a foreign patent office, any of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using specific compounds or technology. To the extent prudent, we intend to bring litigation against third parties that we believe are infringing one or more of our patents.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent. Certain of our patents currently benefit from patent term adjustment and some of our patents issuing in the future may benefit from patent term adjustment.

The patent term of a patent that covers an FDA-approved product may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the product is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved product may be extended. Similar provisions are available in Europe and other non-U.S. jurisdictions to extend the term of a patent that covers an approved product. In the future, if and when our Tarmogen product candidates receive FDA approval, we expect to apply for patent-term extensions on patents covering those products.

To protect our rights to any of our issued patents and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts or participate in hearings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming to us, and there can be no assurance that the deciding authorities will rule in our favor. An unfavorable decision could allow third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies to avoid infringing third-party patent and proprietary rights. Such a decision could even result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents or pending patent applications.

We intend to seek orphan drug status whenever it is available. If a product which has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the United States and 10 years in the European Union. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication. We have applied for orphan drug status for GI-4000 for use in pancreas cancer.

We also rely on trademark registration to protect our intellectual property. We currently have trademarks registered on the Principal Register in the United States for “GLOBEIMMUNE”, “TARMOGEN”, and for our company logo, and on the Supplemental Register for “TARGETED MOLECULAR IMMUNOTHERAPY”, with an application pending for “TARGETED MOLECULAR IMMUNOTHERAPY” on the Principal Register. We also have a trademark application pending for “TAME” and a trademark application pending for “GBIM”.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. However, we believe that the substantial costs and resources required to develop technological innovations will help us to protect the competitive advantage of our products.

It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting or collaborative relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be and are our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Licensing Agreements

Celgene Corporation – Collaboration and Option Agreement

We are party to a Collaboration and Option Agreement, or the Celgene Agreement, with Celgene, dated May 14, 2009, as amended November 6, 2009, February 9, 2010, June 16, 2011 and October 24, 2011. Under the Celgene Agreement, we granted Celgene the exclusive option, on a program-by-program basis, to all of our oncology programs. For each such program, we have agreed to conduct early development of the product candidates in such oncology program through certain predefined endpoints, at which time Celgene will have the right to exercise its option and obtain the exclusive license to develop and commercialize the product candidates in such program. After the exercise of the option, Celgene will be solely responsible for the development and commercialization of the applicable products. We are responsible for the manufacture and supply of the products for both development and commercial use, for which we will be paid a fee, unless Celgene exercises its option to manufacture the products.

In July 2012, we entered into an amendment to the Celgene collaboration pursuant to which we agreed to extend Celgene’s right to exercise its program option for GI-4000 until after we deliver a report that includes specified data from the Phase 2 portion of a planned Phase 2/3 trial, including one year recurrence free survival and the results of proteomic testing that we believe may identify patients who will respond more favorably to GI-4000. In consideration for our agreement to extend Celgene’s program option for GI-4000, Celgene agreed to increase the future royalty rates to be paid to us on potential net product sales. Celgene also agreed that in order for such amendment to be effective, it must purchase $4.9 million of our equity securities by March 31, 2013. Celgene has indicated an interest in purchasing an aggregate of approximately $4.9 million of shares of our common stock in this offering at the initial public offering price in satisfaction of this requirement. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to Celgene in this offering, or Celgene may determine to purchase more, less or no shares in this offering.

Under the Celgene Agreement, Celgene paid us an initial $30 million fee. If certain development and regulatory milestones are achieved, we would be eligible to receive up to $441 million in milestone payments, and, if products are commercialized, up to an additional $60 million of milestone payments plus tiered royalty rates in the teens based on net sales of each licensed product candidate.

Each party has the right to terminate the Celgene Agreement for the other party’s uncured material breach or insolvency, and Celgene has the right to terminate the Celgene Agreement for convenience at any time upon prior notice. Following termination of the Celgene Agreement by Celgene for our uncured material breach or insolvency, all licenses granted to Celgene will continue with respect to the programs for which Celgene has exercised the option, subject to certain continuing obligations. If not terminated earlier, the Celgene Agreement will remain in effect, for a particular product in a particular country, until the expiration of all payment obligations for such product in such country.

Gilead Sciences, Inc. – License and Collaboration Agreement

We are party to a License and Collaboration Agreement, or the Gilead Agreement, dated October 24, 2011 with Gilead Sciences. Under the agreement, we granted Gilead exclusive worldwide rights to use our platform technology on Tarmogens to research, develop, and commercialize vaccine products directed at HBV. Under the agreement, we also granted Gilead licenses under certain trademarks owned or controlled by us, solely for use with respect to such HBV vaccine product.

Under the Gilead Agreement, we will collaborate with Gilead on the development and commercialization of therapeutic vaccine products for use in conjunction with Gilead’s drug, Viread (tenofovir disoproxil fumarate), for the treatment of HBV infection. We are responsible for the manufacture and supply to Gilead of the vaccine products during the collaboration development period. Gilead granted to us a non-exclusive, worldwide license under any Gilead improvements to our Tarmogen technology, to develop and commercialize Tarmogens in all fields other than HBV. Such license will bear royalties payable to Gilead as negotiated by the parties in good faith.

Under the Gilead Agreement, Gilead paid us an upfront payment of $10 million and agreed to fund a Phase 1a clinical trial of GI-13020 for which the Company would be reimbursed. Gilead is responsible for clinical development beyond the Phase 1a clinical trial. Upon the satisfaction of certain milestone events in connection with the Phase 1a and Phase 1b/2a clinical trials, the Company would be entitled to receive up to $5 million in additional payments from Gilead. We are eligible to receive additional proceeds of up to $135 million in development and regulatory milestones, and if products are commercialized, tiered royalty rates in the upper single digits to mid-teens and up to $40 million of sales milestone payments based on net sales of the licensed product candidates.

The term of the Gilead Agreement continues on a product-by-product and country-by-country basis until the expiration of Gilead’s obligation to pay royalties for such product in such country, or until the agreement is earlier terminated. Gilead can terminate the agreement at will on prior written notice to us. Each party has the right to terminate the agreement for the other party’s uncured material breach of the agreement, or if such other party becomes insolvent or bankrupt. Under certain circumstances of termination of the agreement, Gilead will negotiate in good faith with us the terms under which Gilead will grant to us an exclusive, royalty-bearing license to a terminated product in the terminated country.

The Regents of the University of Colorado – Restated Intellectual Property License Agreement

We are party to a Restated Intellectual Property License Agreement, or the CU Agreement, with The Regents of the University of Colorado, or CU, dated March 30, 2006 and originally effective as of September 18, 1997, as amended May 5, 2009 and March 12, 2010. The CU Agreement granted to us an exclusive, worldwide, sublicenseable license under specified CU patent rights relating to yeast-based immunotherapy, to make, use and sell products and processes that are covered by such patent rights. CU retains a non-exclusive, non-transferrable right to use such patent rights for academic and research purposes, and also to certain pre-existing rights of the U.S. government. The CU Agreement also granted to us an option to obtain rights to any future inventions or discoveries created or developed at CU by one or more of the original inventors of the licensed CU patents.

In consideration of our license under the CU Agreement, we issued to CU shares of our common stock. We also are obligated to pay CU low single digit percentage royalties on net revenues from our and our sublicensee’s sale of any commercialized licensed product or process, and certain other payments. We are responsible for diligently prosecuting and maintaining the licensed CU patent rights, at our sole cost and expense.

Under the CU Agreement, we have certain obligations to obtain funding or financing to conduct further research and development, and are obligated to commercialize, either directly or through a sublicensee, the licensed CU patent rights as licensed products or processes.

The term of the CU Agreement continues until the expiration of the last patent included within the licensed CU patents, or until the agreement is earlier terminated. We may terminate the agreement on prior written notice to CU. Each party has the right to terminate the agreement for the other party’s uncured material breach of obligations under the agreement.

Washington Research Foundation – Field-of-Use Non-Exclusive License Agreement

We are party to a Field-of-Use Non-Exclusive License Agreement, or the WRF Agreement, with Washington Research Foundation, or WRF, dated November 24, 2003, as amended on May 5, 2009. The WRF Agreement granted to us a non-exclusive license in the United States and certain other countries, under specified

WRF patent rights relating to WRF’s recombinant yeast expression technology, to develop and commercialize products in a certain field of use. We may grant sublicenses, through multiple tiers, under such license from WRF, subject to certain additional conditions.

In consideration of such license grant, we are obligated to pay to WRF specified license fees, annual license maintenance fees, annual sublicense fees, a milestone payment if a certain development milestone is met, and low single digit percentage royalties as a percentage of net sales of a licensed product by us, an affiliate or a sublicensee.

Under the agreement, we are obligated to demonstrate our, or an affiliate’s or a sublicensee’s, progress in developing, marketing and selling licensed products, including providing annual reports to WRF on such progress.

Unless terminated earlier, the WRF Agreement will remain in effect until the expiration of the last valid claim in the licensed WRF patents. We may terminate the agreement with written notice to WRF. Each party has the right to terminate the agreement for the other party’s uncured material breach of obligations under the agreement. WRF may terminate the agreement in the event of our bankruptcy or insolvency. If the agreement terminates, any sublicense we granted under the WRF patent rights will automatically become a direct license of WRF, subject to that sublicensee meeting certain additional conditions and obligations.

National Cancer Institute – Cooperative Research and Development Agreement

We are party to a Cooperative Research and Development Agreement, or CRADA, with NCI, entered into in 2008, as amended on August 8, 2011. We previously carried out a series of collaborative research studies with NCI on the generation and analysis of yeast-based vaccines in preclinical models. Under the CRADA, the parties will jointly develop products intended to treat a variety of cancers, through collaborative research and development activities set forth in a research plan. We will utilize our proprietary Tarmogen technology to develop multiple immunotherapy products expressing various cancer antigens provided by the NCI, and the NCI will conduct and fund preclinical and early clinical development of the product candidates.

Under the CRADA, NCI will be the sponsor of, and will prepare and submit an Investigational New Drug Application, or IND covering the applicable product candidate or candidates. We may sponsor our own clinical trials for Tarmogens developed within or outside the scope of the CRADA and hold our own IND for studies performed outside the scope of the CRADA, or for studies within the scope of the CRADA if mutually agreed by the parties.

The party that produces an invention or develops materials under the CRADA retains sole ownership of such invention and materials. The parties will jointly own all data created under the CRADA. Subject to certain rights retained by the U.S. government, NCI has granted us certain license and option rights, with respect to any inventions made solely by NCI or jointly between the parties under the CRADA. Further, we have granted to the U.S. government, for research or other U.S. government purposes, a non-exclusive, worldwide, nontransferable, irrevocable, paid-up license to practice any inventions made solely by us under the CRADA.

The term of the CRADA is for five years. A party may unilaterally terminate the CRADA by providing prior written notice. In the event we terminate the CRADA, or otherwise suspend development of the product candidates during the term of the CRADA without transferring our development efforts, assets and obligations to a third party within ninety days of such discontinuation, we have agreed to continue supplying the product candidates with respect to all patients enrolled under any active or approved protocols, subject to certain restrictions.

Public Health Service – Patent License Agreements

We are party to a Patent License Agreement, or the PHS Agreement, with the U.S. Public Health Service, or PHS, dated June 12, 2007, as amended April 5, 2010 and October 31, 2011. Under the PHS Agreement, we are granted a worldwide exclusive license under certain PHS patent rights to develop and commercialize licensed products and licensed processes for oncology indications related to over-expressed CEA. The Company has the right to grant sublicenses, through multiple tiers, upon written approval of PHS, such approval not to be unreasonably delayed or withheld, and subject to certain additional conditions and obligations.

Our license under the PHS Agreement is subject to the U.S. government’s retained rights under a non-exclusive, worldwide, royalty-free license for the practice of all inventions licensed under the PHS patent rights, by or on behalf of the U.S. government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the U.S. government is a signatory. For purposes of encouraging basic research, the U.S. government also reserves the right to grant or require us to grant to a third party on reasonable terms a non-exclusive, non-transferable license to make and use the licensed products or licensed processes for research purpose only, but subject to PHS consulting with us in the event such third party is a commercial entity. Under certain exceptional and enumerated circumstances, the U.S. government may require us to grant a sublicense to a responsible third party applicant, on terms that are reasonable under the circumstances. The PHS takes responsibility for all aspects of the preparation, filing, prosecution and maintenance of any and all patent applications or patents included in the licensed PHS patent rights, subject to our payment of certain patent-related expenses.

In consideration of our license under the PHS Agreement, we have agreed to pay to PHS certain low single digit percentage royalties, including as a percentage of net sales of any licensed products or licensed processes. Under the agreement, we agreed to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, including meeting certain development benchmarks as agreed to by the parties, and making such licensed products and licensed processes commercially available to the public in accordance with an agreed-to commercial development plan. Upon the first commercial sale of any licensed product or licensed process, we have agreed to use reasonable commercial efforts to make reasonable quantities of such licensed product available on a compassionate use basis to patients, and to develop educational materials directed to patients and physicians.

The term of the PHS Agreement continues until the expiration or termination of the last to expire of the patents under the PHS patent rights, or until the agreement is earlier terminated. We have the unilateral right to terminate the agreement, or our license in any country, on written notice to PHS. PHS has the right to terminate for our uncured material breach of our obligations under the agreement, or if we become insolvent or bankrupt. PHS also has the right to terminate or modify the PHS Agreement if it determines that certain specific events have occurred, such as our failure to achieve any development benchmarks or failure to satisfy unmet health and safety needs, provided such right is subject to appeal by us. Upon termination of the PHS Agreement, a sublicensee of ours under the PHS patent rights may elect for termination of its sublicense, or the conversion to a license directly between it and PHS. Such conversion is subject to PHS approval and contingent upon the sublicensee’s acceptance of the remaining provisions of the PHS Agreement.

We are also party to three other Patent License Agreements, or the Additional PHS Agreements, with PHS dated August 23, 2011, March 12, 2012, and January 3, 2012. Under the Additional PHS Agreements, we are granted worldwide exclusive licenses under certain PHS patent rights covering “subject inventions” that arose under the CRADA between us and NCI, to make, have made, use, have use, sell, have sold, offer to sell, and import licensed products and licensed processes. We have the right to grant sublicenses, through multiple tiers, upon written approval of PHS, such approval not to be unreasonably delayed or withheld, and subject to certain additional conditions and obligations.

Our licenses under the Additional PHS Agreements are subject to the U.S. government’s retained rights under a non-exclusive, worldwide, royalty-free license for the practice of all inventions licensed under the PHS patent rights, by or on behalf of the U.S. government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the U.S. government is a signatory. For purposes of encouraging basic research, the U.S. government also reserves the right to grant or require us to grant to a third party on reasonable terms a non-exclusive license to make and use the licensed products or licensed processes for research purpose only, but subject to PHS consulting with us in the event such third party is a commercial entity. Under certain exceptional and enumerated circumstances, the U.S. government may require us to grant a sublicense to a responsible third party applicant, on terms that are reasonable under the circumstances.

In consideration of our licenses under the Additional PHS Agreements, we have agreed to pay to PHS certain low single digit percentage royalties, including as a percentage of net sales of any licensed products or licensed processes. We are also responsible for the preparation, filing, prosecution and maintenance of any and all patent applications or patents included in the licensed PHS patent rights, subject to consultation with PHS. In addition, under the agreement, we agreed to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, including meeting certain development benchmarks as agreed to by the parties, and making such licensed products and licensed processes commercially available to the public in accordance with an agreed-to commercial development plan. Upon the first commercial sale of any licensed product or licensed process, we have agreed to use reasonable commercial efforts to make reasonable quantities of such licensed product available on a compassionate use basis to patients, and to develop educational materials directed to patients and physicians.

The terms of the Additional PHS Agreements continue until the expiration or termination of the last to expire of the patents under the applicable PHS patent rights, or until the agreements are earlier terminated. For each agreement within the Additional PHS Agreements, we have the unilateral right to terminate the agreement, or our license in any country, on written notice to PHS. PHS has the right to terminate for our uncured material breach of our obligations under the agreement, or if we become insolvent or bankrupt. PHS also has the right to terminate or modify the Additional PHS Agreements if it determines that certain specific events have occurred, such as our failure to achieve any development benchmarks or failure to satisfy unmet health and safety needs, provided that such right is subject to appeal by us. Upon termination of any of the agreements within the Additional PHS Agreements, a sublicensee of ours under the applicable PHS patent rights may elect for termination of its sublicense, or the conversion to a license directly between it and PHS. Such conversion is subject to PHS approval and contingent upon the sublicensee’s acceptance of the remaining provisions of the applicable Additional PHS Agreement.

Government Regulation

We operate in a highly regulated industry that is subject to significant federal, state, local and foreign regulation. Our present and future business has been, and will continue to be, subject to a variety of laws including, the Federal Food, Drug, and Cosmetic Act, or FDC Act, and the Public Health Service Act, among others.

The FDC Act and other federal and state statutes and regulations govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. As a result of these laws and regulations, product development and product approval processes are very expensive and time-consuming.

FDA Approval Process

In the United States, pharmaceutical products, including biologics, are subject to extensive regulation by the FDA. The FDC Act and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, or biologic license applications, or BLAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug or biologic for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation as well as animal trials to assess the characteristics and potential pharmacology and toxicity of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not objected to the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and good clinical practices, or GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The clinical trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs or BLAs, which are applications for marketing approval, are typically conducted in three sequential Phases, but the Phases may overlap. In Phase 1, the initial introduction of the investigational drug candidate into healthy human subjects or patients, the investigational drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population, to determine the effectiveness of the investigational drug for a particular indication or indications, dosage tolerance and optimum dosage, and identify common adverse effects and safety risks. In the case of product candidates for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers.

If an investigational drug demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the investigational drug and to provide adequate information for its labeling.

After completion of the required clinical testing, an NDA or, in the case of a biologic, a BLA, is prepared and submitted to the FDA. FDA approval of the marketing application is required before marketing of the product may begin in the United States. The marketing application must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls.

The FDA has 60 days from its receipt of an NDA or BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of marketing applications. Most such applications for non-priority drug products are reviewed within ten months. The review process may be extended by the FDA for three additional months to consider new information submitted during the review or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a marketing application, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

Additionally, the FDA will inspect the facility or the facilities at which the drug product is manufactured. The FDA will not approve the NDA or, in the case of a biologic, the BLA unless compliance with cGMPs is satisfactory and the marketing application contains data that provide substantial evidence that the product is safe and effective in the indication studied. Manufacturers of biologics also must comply with FDA’s general biological product standards.

After the FDA evaluates the NDA or BLA and the manufacturing facilities, it issues an approval letter or a complete response letter. A complete response letter outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed in a resubmission of the marketing application, the FDA will re-initiate review. If the FDA is satisfied that the deficiencies have been addressed, the agency will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. It is not unusual for the FDA to issue a complete response letter because it believes that the drug product is not safe enough or effective enough or because it does not believe that the data submitted are reliable or conclusive.

An approval letter authorizes commercial marketing of the drug product with specific prescribing information for specific indications. As a condition of approval of the marketing application, the FDA may require substantial post-approval testing and surveillance to monitor the drug product’s safety or efficacy and may impose other conditions, including labeling restrictions, which can materially affect the product’s potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Biosimilars

The Biologics Price Competition and Innovation Act, or BPCIA, was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act, or PPACA. The law provides for an abbreviated approval pathway for biological products that demonstrate biosimilarity to a previously-approved biological product. Biosimilarity means a product has been shown to be biosimilar. The BPCIA provides 12 years of exclusivity for innovator biological products. The BPCIA may be applied to our product candidates in the future and could be applied to allow approval of biosimilars to our products. Although it has issued some draft guidance, the FDA is only now soliciting public comment and conducting hearings to assist the agency in drafting regulations under the BPCIA. It is not certain that we will receive 12 years of biologics marketing exclusivity for any of our products. Many of the details regarding the implementation of the PPACA and the BPCIA are yet to be determined.

Other Regulatory Requirements

Once an NDA or BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of therapeutic products, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement, before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs. We cannot be certain that the FDA or any other regulatory agency will grant approval for our product candidates for any other indications or any other product candidate for any indication on a timely basis, if at all.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as product manufacturing, packaging, and labeling procedures must continue to conform to cGMPs after approval. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Companion Diagnostic Review and Approval

Some of our product candidates currently rely upon the use of a companion diagnostic test to select patients with the appropriate mutation and in the future we may utilize other biomarkers as companion diagnostic tests for our other product candidates. Presently, these mutation tests are available only as Laboratory Developed Tests that are commercialized by laboratories certified under the Clinical Laboratory Improvement Amendments. Approval of our product candidates will likely require FDA approval of a Premarket Approval Application, or PMA, for a reproducible, validated diagnostic test to be used with our Tarmogens.

The PMA process is costly, lengthy, and uncertain, although the PMA review for a mutation test is currently planned to occur concurrently with the development and review of a BLA for our product candidates. The receipt and timing of PMA approval may have a significant effect on the receipt and timing of commercial approval for our product candidates. Human diagnostic products are subject to pervasive and ongoing regulatory obligations, including the submission of medical device reports, adherence to the Quality Systems Regulation, recordkeeping and product labeling, as enforced by the FDA and comparable state authorities.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, to which we are subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.

Federal and State Fraud and Abuse Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the biopharmaceutical and medical device industries in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

Regulation in the European Union

Biologics are also subject to extensive regulation outside of the United States. In the European Union, for example, there is a centralized approval procedure that authorizes marketing of a product in all countries of the European Union, which includes most major countries in Europe. If this procedure is not used, approval in one country of the European Union can be used to obtain approval in another country of the European Union under two simplified application processes, the mutual recognition procedure or the decentralized procedure, both of which rely on the principle of mutual recognition. After receiving regulatory approval through any of the European registration procedures, pricing and reimbursement approvals are also required in most countries.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances and biological materials. We may incur significant costs to comply with such laws and regulations now or in the future.

Research and Development

We incurred $12.1 million, $14.1 million and $16.0 million in research and development costs in the years ended December 31, 2011, 2010 and 2009, respectively.

Legal Proceedings

We are not currently a party to any material pending legal proceedings.

Employees

As of June 30, 2012, we had 36 employees, eight of whom held Ph.D. or M.D. degrees. 29 of our employees were engaged in research and development and manufacturing activities and seven were engaged in support administration, including business development, finance, information systems and human resources. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Louisville, Colorado, where we lease approximately 40,000 gross square feet of office, laboratory and manufacturing space under a lease expiring in 2013. We have an option to extend the lease for an additional 60 months.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of June 30, 2012.

Name	Age	Position
Executive Officers
Timothy C. Rodell, M.D.	61	Chief Executive Officer, President and Director
David Apelian, M.D., Ph.D. MBA	47	Chief Medical Officer and Senior Vice President, Research and Development
John H. Frenz, Ph.D.	56	Vice President, Operations
C. Jeffrey Dekker, CPA	48	Vice President, Finance, Treasurer and Secretary

Non-Employee Directors
J. William Freytag, Ph.D.	60	Director
Ralph E. Christoffersen, Ph.D.(1)	74	Director
Augustine J. Lawlor	55	Director
Paul A. Mieyal, Ph.D.	42	Director
Dan J. Mitchell	55	Director
Pennina Safer, Ph.D.	55	Director
S. Edward Torres	49	Director

(1)	Dr. Christoffersen has informed the Company that he will resign from our Board of Directors one day prior to the effectiveness of the registration statement of which this prospectus is a part.

Executive Officers

Timothy C. Rodell, M.D. has been our Chief Executive Officer and has served as a member of our Board of Directors since April 2003 and he has been our President since June 2005. From March 2002 until April 2003, Dr. Rodell worked with SMG, Inc., a pharmaceutical consulting firm. From November 1999 until February 2002, Dr. Rodell was President and Chief Executive Officer of RxKinetix, Inc., a private drug delivery company. From March 1996 until October 2000, he held a number of positions at OXIS International, Inc., a publicly-traded developer of biotech and pharmaceutical technologies and products, including Chief Technology Officer and Chairman and President of OXIS International, SA, the company’s French subsidiary. From 1985 until 1995, Dr. Rodell was at Cortech, Inc., a publicly-traded biopharmaceutical company, where he was most recently Executive Vice President of Operations and Product Development. He also serves on the board of directors of the Biotechnology Industry Organization. Dr. Rodell earned his M.D. from the University of North Carolina School of Medicine and is board certified in internal medicine and pulmonary medicine. He also completed post-doctoral fellowships in molecular biology and cell biology at the Eleanor Roosevelt Cancer Institute and the Webb Waring Institute, respectively. We believe that Dr. Rodell possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as a medical doctor, his operational and management expertise, and his years of leadership experience.

David Apelian, M.D., Ph.D., MBA has been our Chief Medical Officer and Senior Vice President, Research and Development since December 2008. He was our Chief Medical Officer and Vice President, Clinical Development and Regulatory Affairs from January 2005 until December 2008. Prior to joining us, Dr. Apelian served as a Clinical Director in the Infectious Diseases Group at Bristol-Myers Squibb, a publicly-traded pharmaceutical company, from February 2002 until November 2004. From November 1999 until February 2002, Dr. Apelian served as Clinical Director in the Department of Hepatology/Gastroenterology at Schering Plough, a publicly-traded pharmaceutical company. Dr. Apelian completed his residency training in Pediatrics at New York Hospital, Cornell Medical Center from July 1996 until July 1999. Dr. Apelian received his M.D. from the University of Medicine and Dentistry of New Jersey, a Ph.D. in Biochemistry from Rutgers University, and an M.B.A. from Quinnipiac University. Dr. Apelian earned a B.A. in Biochemistry from Rutgers University.

John H. Frenz, Ph.D. has been our Vice President, Operations since August 2006. Prior to joining us, Dr. Frenz was at Genentech, Inc., a publicly-traded biotechnology company, from September 1988 to August 2006 where he held a variety of leadership roles in process development and manufacturing operations, including Plant Manager of Biochemical Manufacturing. Dr. Frenz earned a Ph.D. in Chemical Engineering from Yale University. He also holds an S.M. in chemical engineering from M.I.T. and an S.B. from Yale College in engineering and applied science.

C. Jeffrey Dekker, CPA has been our Vice President, Finance and Treasurer since October 2011 and Secretary since March 2012. Mr. Dekker joined us as Senior Director, Finance in February 2006. Prior to joining us, Mr. Dekker held leadership positions in finance and accounting at three private software companies, including at Webroot Software Inc. from October 2004 to February 2006, where he was Controller, at Requisite Technology Inc. from August 1999 to October 2004, where he was most recently Vice President and Controller, and at NxTrend Technology, Inc. from July 1993 to August 1999, where he was most recently Vice President, Corporate Controller. Mr. Dekker was at ITT Rayonier Port Angeles Pulp Division, Port Angeles, Washington from July 1989 to July 1993, where he was most recently Manager, General Accounting. From September 1986 until July 1989, he was at KPMG Peat Marwick, where he was most recently a Senior Accountant. Mr. Dekker earned a B.S. in accounting from Utah State University and is a certified public accountant.

Non-Employee Directors

J. William Freytag, Ph.D. has served as Chairman of our Board of Directors since January 2011 and has served as a member of our Board of Directors since March 2008. Dr. Freytag served as a member of the Board of Directors of ARCA biopharma, Inc., a publicly-traded biopharmaceutical company, from January 2009 to March 2011, serving as chair and a member of its compensation committee and its Lead Director from January 2009 to March 2011. Dr. Freytag served as a director of Immunicon Corp., a publicly-traded developer of diagnostic products, as well as a member of its compensation committee, from May 1998 until its merger with Veridex, LLC in June 2008. Dr. Freytag was Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Corp., a publicly-traded pharmaceutical company, from July 2007 until its merger with Galenica AG in January 2008. Prior to Aspreva, Dr. Freytag was President, Chief Executive Officer and Chairman of the Board of Directors of Myogen, Inc., a publicly-traded pharmaceutical company, from July 1998 until Myogen was acquired by Gilead Sciences, Inc. in November 2006. From November 2006 through June 2007, Dr. Freytag served as Senior Advisor to Gilead. From October 1994 to May 1998, Dr. Freytag was a Senior Vice President at Somatogen, Inc., a publicly-traded biotechnology company. Prior to Somatogen, he was President of Research and Development at Boehringer Mannheim Corporation, an international healthcare company, from May 1990 to September 1994. Previously, Dr. Freytag spent ten years with DuPont in various research and business positions in the Medical Products Department. Dr. Freytag received a B.S. from Purdue University and a Ph.D. in biochemistry from the University of Kansas Medical Center. We believe that Dr. Freytag possesses specific attributes that qualify him to serve as a member of our board of directors, including his business and leadership experience in the pharmaceutical industry.

Ralph E. Christoffersen, Ph.D. has served as a member of our Board of Directors since June 2003. Dr. Christoffersen has been a Partner of Morgenthaler Ventures, a private equity firm, since July 2001. From July 2001 to May 2002, he was Chairman of the Board of Directors of Ribozyme Pharmaceuticals, Inc., a publicly-traded company involved in developing ribozyme-based therapeutic agents, and from June 1992 to July 2001, he was Chief Executive Officer and President of Ribozyme. Prior to joining Ribozyme, he was the Senior Vice President of Research at SmithKline Beecham Corporation from August 1989 until June 1992, Vice President of Discovery Research at The Upjohn Company from September 1983 until August 1989 and President and a Professor at Colorado State University from 1981 until 1983. Dr. Christoffersen also serves as a director of a number of private biotechnology companies. He received his Ph.D. from Indiana University and did his post-doctorate work at Nottingham University, United Kingdom and Iowa State University and received a B.S. from Cornell College. Dr. Christoffersen has informed the Company he will resign from our Board of Directors one day prior to the effectiveness of the registration statement of which this prospectus is a part due to Morgenthaler Ventures policy.

Augustine J. Lawlor has been a member of our Board of Directors since June 2003. Mr. Lawlor has been a managing director of HealthCare Ventures LLC since June 2000. Prior to joining HealthCare Ventures, Mr. Lawlor served as Chief Operating Officer of LeukoSite Inc., a biotechnology company, from June 1997 to June 2000. Before joining LeukoSite, Mr. Lawlor served as Chief Financial Officer and Vice President of Corporate Development of Alpha-Beta Technology, Inc., a biotechnology company. He was also previously Chief Financial Officer and Vice President, Business Development, of BioSurface Technologies Corporation, a biofilm company. Mr. Lawlor serves on the Board of Directors of Cardiovascular Systems, Inc., a publicly-traded biopharmaceutical company, Human Genome Sciences, Inc. a publicly-traded biopharmaceutical company, and a number of private companies. He received a B.A. from the University of New Hampshire and a master’s degree in management from Yale University. We believe that Mr. Lawlor possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Paul A. Mieyal, Ph.D., CFA has been a member of our Board of Directors since July 2007. Since October 2006, Dr. Mieyal has served as a Vice President of Wexford Capital LP, a Securities and Exchange Commission, or SEC, registered investment advisor. Prior to that, from January 2000 to September 2006, he was Vice President in charge of healthcare investments for Wechsler & Co., Inc., a private investment firm and registered broker-dealer. Dr. Mieyal has served as a director of Nephros, Inc., a publicly-traded medical device company, since September 2007 and served as its acting CEO from April 2010 to April 2012. Dr. Mieyal has served as a director of Nile Therapeutics, Inc., a publicly-traded biopharmaceutical company, since September 2007, and also serves as a member of its audit and compensation committees. Between March 2009 and November 2010, Dr. Mieyal served as a director of OncoVista Innovative Therapies, Inc., a publicly-traded biopharmaceutical company. Dr. Mieyal received his Ph.D. in pharmacology from New York Medical College and a B.A. in chemistry and psychology from Case Western Reserve University, and he is a chartered financial analyst. We believe that Mr. Mieyal possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Dan J. Mitchell has been a member of our Board of Directors since June 2003. Mr. Mitchell founded and is a Manager of Sequel Venture Partners, L.L.C., a venture capital firm formed in January 1997. Prior to founding Sequel Venture Partners, Mr. Mitchell was a founder of Capital Health Venture Partners, a health care focused venture capital firm, in October 1986 where he was a General Partner until 2006. From 2002 to 2009, he served on the board of directors of Replidyne, Inc., a publicly-traded pharmaceutical company acquired by Cardiovascular Systems, Inc. Mr. Mitchell currently serves on the board of directors of several private companies. Mr. Mitchell holds a B.S. from the University of Illinois and an M.B.A. from the University of California at Berkeley. We believe that Mr. Mitchell possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Pennina Safer, Ph.D. has been a member of our Board of Directors since October 2011. Dr. Safer has been a Partner with Medica Venture Partners, a venture capital fund, since November 2002. Prior to joining Medica, Dr. Safer was a Principal at Concord Ventures, a venture capital fund from October 2000 to October 2002. From September 1998 until September 2000, she was Vice President of Research and Development at CBD Technologies, now a wholly-owned subsidiary of FuturaGene PLC, an agricultural biotechnology company that is publicly-traded on the London Stock Exchange. From September 1984 until August 1998, Dr. Safer held various positions including Director, Technology Acquisition at Genetics Institute, a biotechnology company, now a wholly-owned subsidiary of Pfizer. Dr. Safer received a B.S. from Brooklyn College of the City of New York and a Ph.D. in human genetics from Yale University, and did a post-doctoral fellowship at the Roche Institute of Molecular Biology. We believe that Dr. Safer possesses specific attributes that qualify her to serve as a member of our board of directors, including her experience in the venture capital industry and her years of business and leadership experience in the pharmaceutical industry.

S. Edward Torres, has been a member of our Board of Directors since November 2010. Mr. Torres has been a Managing Director of Lilly Ventures Fund I, LLC, a venture capital fund since March 2009. From January 2006 until February 2009, he was a Managing Director of Lilly Ventures while Lilly Ventures was wholly-owned by Eli Lilly and Company. From December 2001 until December 2005, Mr. Torres was a Principal with Lilly Ventures. Prior to his various roles with Lilly Ventures, Mr. Torres held a range of positions with Eli Lilly and Company from 1989 through 2001, which included operational finance, planning, mergers and acquisitions, business development and global marketing roles. He currently serves on the boards of several private companies. Mr. Torres received a B.A. from Creighton University and an M.B.A. from the University of Michigan Business School. We believe that Mr. Torres possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience in the pharmaceutical industry and his financial sophistication.

Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships between our directors and executive officers.

Joseph L. Turner, 60, has been elected to become a member of our Board of Directors and Chairman of the Audit Committee upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Turner currently serves on the board of directors and is the chair of the audit committee of Alexza Pharmaceuticals, Inc., a publicly-traded pharmaceutical company, Allos Therapeutics, Inc., a publicy-traded pharmaceutical company, Corcept Therapeutics, Inc., a publicly-traded pharmaceutical company, and Kythera Biopharmaceuticals, Inc., a privately-held pharmaceutical company. Mr. Turner served as a director and member of the audit committee of SGX Pharmaceuticals, Inc. and QLT Inc. Mr. Turner served as Chief Financial Officer at Myogen, Inc., a publicly-traded biopharmaceutical company, which he joined in 1999 and served until it was acquired by Gilead Sciences in 2006. Previously, Mr. Turner was Chief Financial Officer at Centaur Pharmaceuticals, Inc. and served as Chief Financial Officer and Vice President, Finance and Administration at Cortech, Inc. Since 2009, Mr. Turner has also served on the Board of Managers of Swarthmore College and in June 2010, he was appointed to its Finance Committee, Academic Affairs Committee and Student Affairs Committee. Mr Turner has an M.B.A. from the University of North Carolina at Chapel Hill, an M.A. in molecular biology from the University of Colorado, and a B.A. in chemistry from Swarthmore College. We believe that Mr. Turner possesses specific attributes that qualify him to serve as a member of our board of directors, including his years of experience in the biotech and pharmaceutical industries and his financial sophistication and expertise.

Board Composition and Election of Directors

Our amended and restated certificate of incorporation that is to become effective upon completion of this offering, or the amended and restated certificate of incorporation, will permit our Board of Directors to establish by resolution the authorized number of directors. Our Board of Directors currently consists of eight members, including seven non-employee directors and our Chief Executive Officer and President, Timothy C. Rodell, M.D. Our Board of Directors has determined that all of our directors, other than Dr. Rodell, are independent within the meaning of applicable NASDAQ listing standards. Dr. Christoffersen intends to resign from the Board of Directors one day prior to the effectiveness of the registration statement of which this prospectus is a part.

Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s death, resignation or removal. At each annual meeting of stockholders, successors to directors will be elected to serve from the time of election and qualification until the next annual meeting following election. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

We believe that the composition of our Board of Directors meets the requirements for independence under the rules of The NASDAQ Global Market. As required by such rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future independence requirements to the extent they become applicable to us.

Board Committees

Upon completion of this offering, our Board of Directors will have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate management of our business. The composition and primary responsibilities of each committee are described below.

Audit Committee

Upon completion of this offering, the members of our Audit Committee will be Mr. Turner, Dr. Mieyal and Mr. Mitchell. Mr. Turner will serve as chairman of the Audit Committee. Our Board of Directors has determined that each member of the Audit Committee meets the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and NASDAQ listing standards. Our Board of Directors has also determined that Mr. Turner qualifies as an audit committee financial expert within the meaning of SEC regulations.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board of Directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

•	evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate its services;

•

determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, other than immaterial aggregate amounts of non-audit services as excepted under applicable laws and rules;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s review of our annual and quarterly financial statements and reports;

•	reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;

•	conferring with management and our independent registered public accounting firm regarding the scope, adequacy and effectiveness of our internal control over financial reporting; and

•	establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal control or auditing matters.

Compensation Committee

Upon completion of this offering, the members of our Compensation Committee will be Drs. Freytag and Mieyal. Dr. Freytag will serve as chairman of the Compensation Committee. Our Board has determined that each member of the Compensation Committee is independent within the meaning of applicable NASDAQ listing standards, is a non-employee director as defined in Rule 16b-3 under the Exchange Act and is an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers and other senior management. Specific responsibilities of our Compensation Committee include:

•	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•

evaluating and recommending to our Board of Directors the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

Nominating and Corporate Governance Committee

Upon completion of this offering, the members of our Nominating and Corporate Governance Committee will be Mr. Turner and Mr. Torres. Mr. Turner will serve as chairman of the Nominating and Corporate Governance Committee. Each member of the Nominating and Corporate Governance Committee is independent within the meaning of applicable NASDAQ listing standards. The specific responsibilities of our Nominating and Corporate Governance Committee include:

•	identifying, reviewing, evaluating and recommending for selection candidates for membership to our Board of Directors;

•

reviewing, evaluating and considering the recommendation for nomination of incumbent members of our Board of Directors for reelection to our Board of Directors and monitoring the size of our Board of Directors;

•	evaluating nominations by stockholders of candidates for election to our Board of Directors; and

•	reviewing, discussing and reporting to our Board of Directors an assessment of the performance of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

For the fiscal year ended December 31, 2011, members of the Compensation Committee consisted of Drs. Freytag, Christoffersen and Mieyal. None of the members of the Compensation Committee is currently, or has ever been at any time since the Company’s formation, one of the Company’s officers or employees. None of our officers currently serve, nor have they served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our Board of Directors or Compensation Committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. Following the completion of this offering, the code of business conduct and ethics will be posted on the Corporate Governance section of our website, www.globeimmune.com. We expect that any amendments to the code of business conduct and ethics will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation earned during the year ended December 31, 2011 by our principal executive officer and our two other most highly compensated executive officers serving as executive officers at December 31, 2011 whose total compensation exceeded $100,000 for the year ended December 31, 2011. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Non-equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Timothy C. Rodell, M.D.	2011	$375,000	109,500	54	484,554
Chief Executive Officer and President
David Apelian, M.D., Ph.D., MBA	2011	425,000	108,588	1,976	535,564
Chief Medical Officer and Senior Vice President, Research and Development(3)
John Frenz, Ph.D.	2011	286,000	73,073	54	359,127
Vice President, Operations

(1)	This column includes performance bonuses that are based on a percentage of 2011 base salary. See “—Narrative Disclosure to Summary Compensation Table—Non-Equity Incentive Plan Compensation” below for further discussion of these performance bonuses.

(2)	Unless otherwise noted, the amounts in this column represent life insurance premiums paid by the Company for the benefit of the named executive officer.

(3)	Dr. Apelian received a housing reimbursement of $4,636 in 2011 for his apartment in Colorado, which is not reported in this column. The amount in this column includes a $1,922 tax gross up Dr. Apelian received in connection with his housing reimbursement and a $54 life insurance premium.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

The Company entered into employment agreements with each of the named executive officers and C. Jeffrey Dekker, our Vice President, Finance, in each case, effective upon the date of effectiveness of the registration statement of which this prospectus is a part. The material terms of the agreements, including severance and change-of-control terms, are summarized below.

Employment Agreement with Dr. Timothy Rodell

The Company entered into an employment agreement with Dr. Rodell effective upon the date of effectiveness of the registration statement of which this prospect is a part. The initial term of the agreement is for three years, and the agreement will renew automatically at the end of the term unless either party notifies the other within 90 days of the agreement’s expiration of its or his desire to not renew the agreement or to renew the agreement on different terms. The agreement provides for an initial annual base salary of $388,125, which is subject to increase once every 12 months upon review by our Board of Directors, and subject to then-current market data for similar positions. Dr. Rodell will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during his employment. In addition, Dr. Rodell is eligible to receive an annual bonus of up to 40% of his base salary if he meets targets established by our Board of Directors, subject to the Company’s financial performance. Dr. Rodell will also be eligible for equity incentive compensation, subject to the terms of the Company’s 2012 Equity Incentive Plan. Any such grants of equity-based compensation will be made at the discretion of the Board of Directors.

In the event that the Company terminates Dr. Rodell’s employment without cause, or if Dr. Rodell resigns for good reason (other than in connection with a change-of-control of the Company), and provided that Dr. Rodell executes a general release in favor of the Company, he will be entitled to receive certain payments and other benefits, which are as follows:

•	an amount equal to 12 months of his base salary then in effect, payable on our standard payroll dates; and

•

if Dr. Rodell elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 12 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first.

The agreement further provides that, upon termination of Dr. Rodell’s employment by us within two months prior or 12 months after the date on which the Company experiences a change-of-control (as defined in the agreement), and provided that Dr. Rodell executes a general release in favor of the Company, Dr. Rodell would receive an amount equal to 18 months of his base salary then in effect, payable on our standard payroll dates and, if Dr. Rodell elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 18 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first. In addition, the unvested, unexpired portion of Dr. Rodell’s stock options and/or equity awards, as applicable, will be accelerated in full and the term and period during which Dr. Rodell’s stock options may be exercised will be extended to the earlier of 12 months after the date his employment ended, or the expiration date of the option as set forth in the applicable stock option grant notice and/or agreement. For the purpose of this agreement, “good reason” means (i) a material reduction of Dr. Rodell’s salary or bonus target by more than ten percent; (ii) any request by us that Dr. Rodell relocate a distance of more than thirty-five miles; or (iii) following a change-of-control, Dr. Rodell’s benefits and responsibilities are materially reduced, or his base compensation or annual bonus target are reduced by more than 10%.

Dr. Rodell has entered into an Employee Proprietary Information and Inventions Agreement with the Company. His agreement imposes certain confidentiality, non-compete and/or non-solicitation obligations on him. In the event that Dr. Rodell officer violates his confidentiality, non-compete and/or non-solicitation obligations, or the terms of his proprietary and inventions assignment agreement with the Company, Dr. Rodell’s right to the severance benefits that he would have otherwise been entitled to receive pursuant to his employment agreement will cease on the date of such violation.

Employment Agreement with Dr. David Apelian

The Company entered into an employment agreement with Dr. Apelian effective upon the date of effectiveness of the registration statement of which this prospectus is a part. The initial term of the agreement is for three years, and the agreement will renew automatically at the end of the term unless either party notifies the other within 90 days of the agreement’s expiration of its or his desire to not renew the agreement or to renew the agreement on different terms. The agreement provides for an initial annual base salary of $439,875, which is subject to increase once every 12 months upon review by our Board of Directors and subject to then-current market data for similar positions. In addition to his base salary, the Company has agreed to provide Dr. Apelian with a monthly payment of $435 for a housing allowance for the duration of his employment by the Company, provided that he maintains a residence in Colorado. Dr. Apelian will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during his employment. In addition, Dr. Apelian is eligible to receive an annual bonus of up to 35% of his base salary if he meets targets established by our Board of Directors, subject to the Company’s financial performance. Dr. Apelian will also be eligible for equity incentive compensation, subject to the terms of the Company’s 2012 Equity Incentive Plan. Any such grants of equity-based compensation will be made at the discretion of the Board of Directors.

In the event that the Company terminates Dr. Apelian’s employment without cause, or if Dr. Apelian resigns for good reason (other than in connection with a change-of-control of the Company), and provided that Dr. Apelian executes a general release in favor of the Company, he will be entitled to receive certain payments and other benefits, which are as follows:

•	an amount equal to 6 months of his base salary then in effect, payable on our standard payroll dates; and

•

if Dr. Apelian elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 6 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first.

The agreement further provides that, upon termination of Dr. Apelian’s employment by us within two months prior or 12 months after the date on which the Company experiences a change-of-control (as defined in the agreement), and provided that Dr. Apelian executes a general release in favor of the Company, Dr. Apelian would receive an amount equal to 12 months of his base salary then in effect, payable on our standard payroll dates and, if Dr. Apelian elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 12 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first. In addition, the unvested, unexpired portion of Dr. Apelian’s stock options and/or equity awards, as applicable, will be accelerated in full and the term and period during which Dr. Apelian’s stock options may be exercised will be extended to the earlier of 12 months after the date his employment ended, or the expiration date of the option as set forth in the applicable stock option grant notice and/or agreement. For the purpose of this agreement, “good reason” means (i) a material reduction of Dr. Apelian’s salary or bonus target by more than ten percent; (ii) any request by us that Dr. Apelian relocate a distance of more than thirty-five miles; or (iii) following a change-of-control, Dr. Apelian’s benefits and responsibilities are materially reduced, or his base compensation or annual bonus target are reduced by more than 10%.

Dr. Apelian has entered into an Employee Proprietary Information and Inventions Agreement with the Company. His agreement imposes certain confidentiality, non-compete and/or non-solicitation obligations on him. In the event that Dr. Apelian officer violates his confidentiality, non-compete and/or non-solicitation obligations, or the terms of his proprietary and inventions assignment agreement with the Company, Dr. Apelian’s right to the severance benefits that he would have otherwise been entitled to receive pursuant to his employment agreement will cease on the date of such violation.

Employment Agreement with Dr. John Frenz

The Company entered into an employment agreement with Dr. Frenz effective upon the date of effectiveness of the registration statement of which this prospectus is a part. The initial term of the agreement is for three years, and the agreement will renew automatically at the end of the term unless either party notifies the other within 90 days of the agreement’s expiration of its or his desire to not renew the agreement or to renew the agreement on different terms. The agreement provides for an initial annual base salary of $296,010, which is subject to increase once every 12 months upon review by our Board of Directors and subject to then-current market data for similar positions. Dr. Frenz will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during his employment. In addition, Dr. Frenz is eligible to receive an annual bonus of up to 35% of his base salary if he meets targets established by our Board of Directors, subject to the Company’s financial performance. Dr. Frenz will also be eligible for equity incentive compensation, subject to the terms of the Company’s 2012 Equity Incentive Plan. Any such grants of equity-based compensation will be made at the discretion of the Board of Directors.

In the event that the Company terminates Dr. Frenz’s employment without cause, or if Dr. Frenz resigns for good reason (other than in connection with a change-of-control of the Company), and provided that Dr. Frenz executes a general release in favor of the Company, he will be entitled to receive certain payments and other benefits, which are as follows:

•	an amount equal to 6 months of his base salary then in effect, payable on our standard payroll dates; and

•

if Dr. Frenz elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 6 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first.

The agreement further provides that, upon termination of Dr. Frenz’s employment by us within two months prior or 12 months after the date on which the Company experiences a change-of-control (as defined in the agreement), and provided that Dr. Frenz executes a general release in favor of the Company, Dr. Frenz would receive an amount equal to 12 months of his base salary then in effect, payable on our standard payroll dates and, if

Dr. Frenz elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 12 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first. In addition, the unvested, unexpired portion of Dr. Frenz’s stock options and/or equity awards, as applicable, will be accelerated in full and the term and period during which Dr. Frenz’s stock options may be exercised will be extended to the earlier of 12 months after the date his employment ended, or the expiration date of the option as set forth in the applicable stock option grant notice and/or agreement. For the purpose of this agreement, “good reason” means (i) a material reduction of Dr. Frenz’s salary or bonus target by more than ten percent; (ii) any request by us that Dr. Frenz relocate a distance of more than thirty-five miles; or (iii) following a change-of-control, Dr. Frenz’s benefits and responsibilities are materially reduced, or his base compensation or annual bonus target are reduced by more than 10%.

Dr. Frenz has entered into an Employee Proprietary Information and Inventions Agreement with the Company. His agreement imposes certain confidentiality, non-compete and/or non-solicitation obligations on him. In the event that Dr. Frenz officer violates his confidentiality, non-compete and/or non-solicitation obligations, or the terms of his proprietary and inventions assignment agreement with the Company, Dr. Frenz’s right to the severance benefits that he would have otherwise been entitled to receive pursuant to his employment agreement will cease on the date of such violation.

Employment Agreement with Mr. C. Jeffrey Dekker, C.P.A.

The Company entered into an employment agreement with Mr. Dekker effective upon the date of effectiveness of the registration statement of which this prospectus is a part. The initial term of the agreement is for three years, and the agreement will renew automatically at the end of the term unless either party notifies the other within 90 days of the agreement’s expiration of its or his desire to not renew the agreement or to renew the agreement on different terms. The agreement provides for an initial annual base salary of $191,475, which is subject to increase once every 12 months upon review by our Board of Directors and subject to then-current market data for similar positions. Mr. Dekker will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during his employment. In addition, Mr. Dekker is eligible to receive an annual bonus of up to 25% of his base salary if he meets targets established by our Board of Directors, subject to the Company’s financial performance. Mr. Dekker will also be eligible for equity incentive compensation, subject to the terms of the Company’s 2012 Equity Incentive Plan. Any such grants of equity-based compensation will be made at the discretion of the Board of Directors.

In the event that the Company terminates Mr. Dekker’s employment without cause, or if Mr. Dekker resigns for good reason (other than in connection with a change-of-control of the Company), and provided that Mr. Dekker executes a general release in favor of the Company, he will be entitled to receive certain payments and other benefits, which are as follows:

•	an amount equal to 6 months of his base salary then in effect, payable on our standard payroll dates; and

•

if Mr. Dekker elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 6 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first.

The agreement further provides that, upon termination of Mr. Dekker’s employment by us within two months prior or 12 months after the date on which the Company experiences a change-of-control (as defined in the agreement), and provided that Mr. Dekker executes a general release in favor of the Company, Mr. Dekker would receive an amount equal to 12 months of his base salary then in effect, payable on our standard payroll dates and, if Mr. Dekker elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 12 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first. In addition, the unvested, unexpired portion of Mr. Dekker’s stock options and/or equity awards, as applicable, will be accelerated in full and the term and period during which Mr. Dekker’s stock options may be exercised will be extended to the earlier of 12 months after the date his employment ended, or the expiration date of the option as set forth in the applicable stock option grant notice and/or agreement. For the purpose of this agreement, “good reason” means (i) a material reduction of Mr. Dekker’s salary or bonus target by more than ten percent; (ii) any request by us that

Mr. Dekker relocate a distance of more than thirty-five miles; or (iii) following a change-of-control, Mr. Dekker’s benefits and responsibilities are materially reduced, or his base compensation or annual bonus target are reduced by more than 10%.

Mr. Dekker has entered into an Employee Proprietary Information and Inventions Agreement with the Company. His agreement imposes certain confidentiality, non-compete and/or non-solicitation obligations on him. In the event that Mr. Dekker officer violates his confidentiality, non-compete and/or non-solicitation obligations, or the terms of his proprietary and inventions assignment agreement with the Company, Mr. Dekker’s right to the severance benefits that he would have otherwise been entitled to receive pursuant to his employment agreement will cease on the date of such violation.

Non-Equity Incentive Plan Compensation

Under our performance-based non-equity incentive plan, each executive officer is eligible for a discretionary annual cash incentive payment up to a specified target percentage of the executive officer’s salary. These annual cash bonuses are based upon the achievement of pre-specified corporate and individual performance objectives. Based on the recommendation of our Compensation Committee, the Board of Directors sets the target percentages at levels that, upon achievement of the target percentage, are likely to result in cash bonus payments that the Board of Directors believes to be approximately the level paid to high-performing executives of comparable companies in the biopharmaceutical industry. These bonuses are ordinarily paid in a single installment in the first quarter of each year for performance in the prior year.

For 2011, based upon recommendations of the Compensation Committee, the Board of Directors determined that Dr. Rodell’s target annual bonus should equal 40% of his annual base salary and the target annual bonuses for Dr. Apelian and Dr. Frenz should equal 35% of their respective annual base salaries. As a basis for these target performance bonuses, the Compensation Committee established corporate and individual performance objectives in January 2011, which were communicated to the named executive officers at that time. The corporate goals for the year included:

•	complete a financing related to GI-5005 adequate to advance the program and the Company;

•	complete T/T genotype expansion in the GI-5005 clinical trial;

•	complete an HBV deal adequate to fully finance initial development of GI-13000;

•	complete public analysis of GI-4000-02 with results justifying initiating a pivotal program;

•	initiate a new clinical program for GI-4000 or GI-6207; and

•	obtain an IND for GI-6301.

For 2011, each named executive officer’s individual goals consisted of the aforementioned corporate goals.

At the end of each year, our Chief Executive Officer develops bonus recommendations for all executive officers other than himself based on the Company’s corporate accomplishments. These recommendations are subjective determinations that may vary, from time to time, depending on our overall strategic objectives, but relate generally to accomplishment of the established corporate goals, as well as factors such as development and progression of our existing product candidates, achievement of clinical and regulatory milestones, operational goals such as the expansion of our manufacturing capabilities, and financial factors such as raising and maintaining capital. The Compensation Committee assesses the Chief Executive Officer’s bonus recommendations and makes its bonus recommendations to the full Board of Directors. Based on its consideration of the recommendations of the Compensation Committee, the full Board of Directors then makes a final decision regarding cash bonus payments, if any, for the year. Whether or not a cash bonus is paid for any year is solely within the discretion of the Board of Directors.

For 2011, based upon recommendations of the Compensation Committee, the Board of Directors determined that the Company had met 73% of the corporate performance goals. As a result, each named executive officer received 73% of his target annual cash bonus. Accordingly, Dr. Rodell earned 29.2% of his 2011 annual base salary, or $109,500, and Dr. Apelian and Dr. Frenz each earned 25.55% of their respective 2011 annual base salaries, or $108,588 and $73,073, respectively.

For 2012, based upon recommendations of the Compensation Committee, the Board of Directors again determined that the target annual bonus for Dr. Rodell should equal 40% of his annual base salary and the target annual bonuses for Dr. Apelian and Dr. Frenz should equal 35% of their respective annual base salaries. As a basis for these target performance bonuses, the Compensation Committee established corporate and individual performance objectives in January 2012, which were communicated to the named executive officers at that time. The corporate goals for the year include:

•

financing sufficient to carry the Company into 2015 either through an initial public offering of the Company’s securities, a strategic transaction, a strategic alliance or a combination of the foregoing;

•

obtain a Celgene option exercise on GI-4000 or a commitment to fund a major Phase 2/3 clinical trial for GI-4000, or receive rights to the product candidate back with adequate financing to allow the Company to initiate a pivotal program itself;

•	complete a second infectious disease deal or program financed by a grant or other financing source;

•	obtain an IND for GI-13020;

•	complete escalation phase of enrollment for GI-6301; and

•	partial enrollment of GI-6207 with preliminary biomarker data on enrolled subjects.

For 2012, each named executive officer’s individual goals consist of the aforementioned corporate goals.

We have not determined whether we would seek to recover cash bonus payments paid to our executive officers if the performance objectives that led to the determination of such payments were to be restated or found not to have been met to the extent that we originally believed.

Equity Incentive Compensation

We did not grant any stock options to our named executive officers in 2011. In March 2012, we granted Dr. Rodell a stock option for 18,349 shares, Dr. Apelian a stock option for 18,349 shares, and Dr. Frenz a stock option for 18,349 shares, each at an exercise price of $4.24 per share. These options were granted under the Company’s 2002 Stock Incentive Plan. These options vest as to 25% on the first anniversary of the vesting commencement date and as to the remainder in equal monthly increments over the following 36 months, subject to the recipient’s continued employment with the Company through such vesting dates. These options expire on March 27, 2022. All of these grants were recommended by our Compensation Committee to the Board of Directors. In recommending these grants, the Compensation Committee considered the executives’ roles and responsibilities within the Company and their ownership positions in relation to similarly-situated companies as determined by our Compensation Committee.

Other Elements of Executive Compensation Program

Other Benefits and Perquisites.    We pay a portion of the premiums for medical insurance, dental insurance, vision insurance, life insurance and accidental death and dismemberment insurance benefits to all full-time employees, including our named executive officers. These benefits are available to all employees, subject to applicable laws. Our named executive officers have not historically received perquisites valued in aggregate at more than $10,000 per year per person. The Compensation Committee will evaluate perquisites annually as an element of overall compensation. From time to time, we have provided relocation expenses in connection with the relocation of executive officers to the geographic area of our corporate headquarters in Louisville, Colorado. We intend to continue to provide relocation expenses in the future, as necessary, to obtain the services of qualified individuals.

Other Compensation.    We intend to continue to maintain the current benefits for our named executive officers, which are also available to all of our other employees. However, our Compensation Committee, in its discretion, may in the future revise, amend or add to the benefits of any named executive officer if it deems it advisable.

Emerging Growth Company.    As an emerging growth company we will not be required to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2011. All of these options were granted under our 2002 Stock Incentive Plan. Our named executive officers did not hold any restricted stock or other stock awards at the end of 2011.

	Number of Shares Underlying Unexercised Options (1)		Option Exercise Price ($)	Option Expiration Date
Name	(#) Exercisable	(#) Unexercisable (2)
Timothy C. Rodell, M.D.	20,478	—	$1.10	2/26/2013
	48,015	—	1.10	10/6/2013
	178,082	—	1.10	5/8/2016
	14,537	—	1.17	5/2/2017
	201,198	4,280	1.39	3/19/2018
	35,092	17,546	1.61	4/21/2019
	27,558	29,955	2.92	2/1/2020
	5,565	14,982	2.92	11/29/2020

David Apelian, M.D., Ph.D., MBA	20,547	—	1.10	12/15/2014
	68,493	—	1.10	5/8/2016
	6,188	—	1.17	5/2/2017
	60,359	1,284	1.39	3/19/2018
	39,478	13,159	1.61	4/21/2019
	20,514	22,299	2.92	2/1/2020
	11,130	29,965	2.92	11/29/2020

John Frenz, Ph.D.	61,438	—	1.10	6/28/2016
	40,239	856	1.39	3/19/2018
	19,739	6,579	1.61	4/21/2019
	14,255	15,495	2.92	2/1/2020
	3,710	9,988	2.92	11/29/2020

(1)	These options have a 10-year term and vest over a four-year period, with 25% of the options vesting on the first anniversary of the vesting commencement date and the remaining 75% of the options vesting in equal monthly installments thereafter over the next three years, subject to the recipient’s continued employment with the Company through such vesting dates.

(2)	This column shows options that were unvested as of December 31, 2011.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified personnel and service providers, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plans are described below.

2002 Stock Incentive Plan

On June 5, 2002, our Board of Directors adopted and our stockholders approved the Company’s 2002 Stock Incentive Plan, or the 2002 Plan. As described below, following adoption of the Company’s 2012 Equity Incentive Plan the 2002 Plan will be superseded by the Company’s 2012 Equity Incentive Plan. From and after the effective date of the Company’s 2012 Equity Incentive Plan, no further grants will be made under the 2002 Plan and all outstanding stock awards granted under the 2002 Plan will continue to be governed by the terms of our 2002 Plan. The 2002 Plan will terminate according to its terms on December 31, 2012.

Our 2002 Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code) to our employees or employees of any of our subsidiaries, and for the grant of nonstatutory stock options and restricted stock awards to employees, directors, consultants and advisors of the Company and any of our affiliates. We have granted only stock options under our 2002 Plan.

Authorized Shares.     The maximum number of shares of our common stock that may be issued under our 2002 Plan is 1,927,358 shares. As of June 30, 2012, options to purchase 1,666,036 shares of common stock at a weighted average exercise price per share of $1.82 were outstanding under the 2002 Plan, and 217,803 shares remained available for future grant under our 2002 Plan.

Administration.     Our Board of Directors, or a duly authorized committee thereof, has the authority to administer our 2002 Plan. It is the intent of our Board of Directors to delegate its authority to administer the 2002 Plan to our Compensation Committee. Subject to the terms of the 2002 Plan, the plan administrator has the authority to amend outstanding awards under the 2002 Plan, to interpret the provisions of the 2002 Plan and any outstanding awards, and to amend, suspend, or terminate the 2002 Plan, provided that no amendment, suspension, or termination of the 2002 Plan will, without the consent of the award holder, alter or impair rights or obligations under any outstanding award under the 2002 Plan.

Acquisitions.     In the event of change-of-control of the Company where there will be no assumption, continuation, or substitution of options granted under the 2002 Plan, either of the following two actions will be taken: (a) fifteen days prior to the scheduled consummation of the transaction, all outstanding options under the 2002 Plan held by an optionholder whose service has not yet terminated will become immediately exercisable and will remain exercisable for a period of fifteen days, or (b) our Board of Directors may elect, in its sole discretion, to cancel any outstanding option grants that are vested (including vesting that occurred as a result of the transaction) and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by our Board of Directors acting in good faith) equal to the product of the number of shares of stock subject to the option multiplied by the amount, if any, by which (i) the formula or fixed price per share paid to holders of shares of Company common stock pursuant to such transaction exceeds (ii) the per share exercise price. With respect to our establishment of an exercise window, any exercise of an option granted under the 2002 Plan during such fifteen-day period shall be conditioned upon the consummation of the transaction and shall be effective only immediately before the consummation of the transaction, and upon consummation of the transaction all outstanding but unexercised options shall terminate. Our Board of Directors will send written notice of an event that will result in such a termination to all individuals who hold options under the 2002 Plan not later than the time at which the Company gives notice of the event to its stockholders.

For purposes of the 2002 plan, a “change-of-control” means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2012 Equity Incentive Plan

Our Board of Directors has adopted and our stockholders have approved the Company’s 2012 Equity Incentive Plan, or the 2012 Plan, as the successor to and continuation of the 2002 Plan. The options still outstanding under the 2002 Plan will continue to be governed by their existing terms, but any shares subject to outstanding options granted under the 2002 Plan that would for any reason subsequently return to the share reserve of the 2002 Plan under its terms, will not return to the share reserve of the 2002 Plan but will become available for issuance pursuant to awards granted under the 2012 Plan. We do not expect to utilize our 2012 Plan until after completion of this offering.

Available Awards.     The 2012 Plan provides for the discretionary grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards to our employees, directors and consultants. Incentive stock options may be granted only to employees of the Company or certain affiliates.

Administration.     Our Board of Directors has delegated its authority to administer the 2012 Plan to our Compensation Committee. Subject to the terms of the 2012 Plan, our Board of Directors, our Compensation Committee or another authorized committee, referred to as the “plan administrator”, determines: grant recipients, when and how each award will be granted, what type of award will be granted, the provisions of each award granted (including the time or times when a person will be permitted to receive cash or common stock pursuant to the award), the number of shares of common stock subject to, or the cash value of, an award, and the fair market value of a share of our common stock.

The plan administrator also has the authority, under appropriate circumstances, to engage in any action that is treated as a repricing under United States generally accepted accounting principles, to reduce the exercise, purchase or strike price of any outstanding stock award, and to cancel any outstanding stock award and to grant in exchange a new stock award, cash or other valuable consideration, with any such substituted award being granted under the 2012 Plan or another equity or compensatory plan of the Company and covering the same or a different number of shares of common stock as the cancelled stock award.

Amendment and Termination.     The plan administrator has the authority to amend, suspend, or terminate our 2012 Plan at any time, provided that such action does not impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our Board of Directors adopts the 2012 Plan.

Share Reserve.     Subject to the provisions of the 2012 Plan relating to adjustments upon changes in stock, the aggregate number of shares of common stock that are available for issuance pursuant to stock awards under the 2012 Plan is 877,803 shares, plus any shares subject to outstanding options granted under the 2002 Plan that subsequently become available for issuance as described above. This amount will be increased pursuant to an “evergreen provision” on January 1 of each year, from 2013 to (and including) 2022, in an amount equal to 4.0% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year. However, our Board of Directors will have the authority to designate a lesser number of shares by which the share reserve will be increased. Subject to the share reserve, the aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options under the 2012 Plan is 7,800,000 shares.

No person may be granted stock awards covering more than 2,600,000 shares of our common stock under our 2012 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted a performance stock award covering more than 2,600,000 shares or a performance cash award having a maximum value in excess of $5,000,000 in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2012 Plan, or any portion thereof, expires or otherwise terminates without all of the shares covered by the stock award having been issued or is settled in cash rather than in shares, such expiration, termination or settlement will not reduce or otherwise offset the number of shares available for issuance under the 2012 Plan. Additionally, shares issued pursuant to stock awards granted under the 2012 Plan that are forfeited back to or repurchased by the Company because of the failure to vest, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available again for issuance under our 2012 Plan.

The stock issuable under the 2012 Plan may be shares of authorized but unissued or reacquired common stock, including shares repurchased by the Company on the open market or otherwise.

Stock Options.     Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2012 Plan, provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2012 Plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2012 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below.

Unless the terms of an optionholder’s stock option agreement provides otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than a termination for cause or a termination because of disability or death, the optionholder may exercise the vested portion of any options for a period of three months following the cessation of service. If an optionholder’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionholder dies within a specified period following cessation of service), the optionholder or a beneficiary may exercise the vested portion of any options for a period of 12 months or 18 months, respectively. If an optionholder’s service relationship with us is terminated for cause, then the unexercised portion of any outstanding stock option held by the optionholder terminates immediately and may not be exercised. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, check, bank draft or money order, a broker-assisted cashless exercise, the tender of common stock previously owned by the optionholder, a net exercise of the option, and other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options.     Incentive stock options may be granted only to our employees or employees of certain affiliates. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our equity incentive plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.     Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, past or future services rendered to us or our affiliates, or any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.     Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.     Stock appreciation rights may be granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount not to exceed the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. Such payment may be made in shares of our common stock, cash, a combination of shares and cash, or in any other form of consideration set forth in the award agreement. Stock appreciation rights granted under the 2012 Plan vest at the rate specified by the plan administrator. Stock appreciation rights will be subject to the same conditions upon termination and restrictions on transfer as stock options under the 2012 Plan.

Performance Stock Awards and Performance Cash Awards.     Our 2012 Plan will permit the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our Compensation Committee can structure such awards so that the stock or cash will be issued or paid pursuant to such awards only following the achievement of certain pre-established performance goals during a designated performance period.

Our Compensation Committee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholders’ equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; (33) pre-clinical development related compound goals; (34) financing; (35) regulatory milestones, including approval of a compound; (36) stockholder liquidity; (37) corporate governance and compliance; (38) product commercialization; (39) intellectual property; (40) personnel matters; (41) progress of internal research or clinical programs; (42) progress of partnered programs; (43) implementation or completion of projects and processes; (44) partner satisfaction; (45) budget management; (46) clinical achievements; (47) completing phases of a clinical study (including the treatment phase); (48) or announcing or presenting preliminary or final data from clinical studies; in each case, whether on particular timelines or generally); (49) timely completion of clinical trials; (50) submission of INDs and NDAs and other regulatory achievements; (51) partner or collaborator achievements; (52) internal controls, including those related to the Sarbanes-Oxley Act of 2002; (53) research progress, including the development of programs; (54) investor relations, analysts and communication; (55) manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); (56) strategic collaborations or transactions (including in-licensing and out-licensing of intellectual property); (57) establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); (58) supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of our products); (59) co-development, co-marketing, profit sharing, joint venture or other similar arrangements; and (60) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our Board of Directors or Compensation Committee.

Our Compensation Committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (a) in the award agreement at the time the award is granted or (b) in such other document setting forth the performance goals at the time the goals are established, our Compensation Committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to U.S. generally accepted accounting principles, or GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, our Compensation Committee retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment performance goals and to define the manner of calculating the performance criteria it selects to use for such performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the stock award agreement or the written terms of a performance cash award. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.     The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Clawback Policy.     All awards granted under the 2012 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, our Board of Directors may impose such other clawback, recovery or recoupment provisions in an award agreement as our Board of Directors determines necessary or appropriate.

Changes to Capital Structure.     In the event of certain capitalization adjustments, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2012 Plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards that can be granted in a calendar year, (d) the class and maximum number of shares that may be issued pursuant to the exercise of incentive stock options, and (e) the class and number of shares and price per share of all outstanding stock awards.

Corporate Transactions.     In the event of certain specified corporate transactions, our Board of Directors will determine how to treat each outstanding stock award. The plan administrator may take one or more of the following actions with respect to outstanding stock awards, contingent upon the closing or completion of such transaction: (a) arrange for the assumption, continuation or substitution of a stock award by the surviving or acquiring corporation (or its parent company); (b) arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation (or its parent company); (c) accelerate the vesting of the stock award and provide for its termination if the award is not exercised, if applicable, at or prior to the effective time of the corporate transaction; (d) arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; (e) cancel or arrange for the cancellation of a stock award, to the extent not vested or exercised prior to the corporate transaction, in exchange for such cash consideration, if any, as the Board of Directors may consider appropriate; and (f) make a payment equal to the excess, if any, of (i) the value of the property that the participant would have received upon the exercise of the stock award over (ii) any exercise price payable in connection with such exercise.

The Board of Directors will not be obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The Board of Directors may take different actions with respect to the vested and unvested portions of a stock award.

For purposes of the 2012 Plan, a corporate transaction will be the consummation of a sale or other disposition of all or substantially all of our assets, a sale or other disposition of at least 90% of our outstanding securities, a merger, consolidation or similar transaction in which we are not the surviving corporation, or a merger, consolidation or similar transaction in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding such transaction are converted by virtue of such transaction into other property.

Change-of-Control.     Our Board of Directors may provide, in an individual award agreement or in any other written agreement between us and a participant, that a stock award will be subject to additional acceleration of vesting and exercisability in the event of a change-of-control. In the absence of such a provision, no such acceleration of the stock award will occur.

For purposes of the 2012 Plan, a change-of-control is the occurrence of one or more of the following events: (a) a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power; (b) a merger, consolidation or similar transaction involving us (directly or indirectly) in which our stockholders immediately before the transaction do not own at least 50% of the outstanding securities following such transaction; (c) a sale, lease, license or other disposition of all or substantially all of our assets, other than to an entity in which more than 50% of the voting power is owned by our stockholders in substantially the same proportions as their ownership of our voting securities immediately prior to such transaction; or (d) a majority of our Board of Directors is replaced by persons whose appointment or election is not endorsed by a majority of our Board of Directors.

Section 162(m) of the Code.     In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and stock appreciation rights will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2012 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date.

We have attempted to structure the 2012 Plan in such a manner that the compensation attributable to stock options, stock appreciation rights and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue.

2012 Employee Stock Purchase Plan

Our Board of Directors has adopted and our stockholders have approved our 2012 Employee Stock Purchase Plan, or the Purchase Plan. The Purchase Plan will become effective upon the execution of the underwriting agreement related to this offering.

Share Reserve.     Subject to the provisions of the Purchase Plan relating to capitalization adjustments, the shares of common stock that may be sold pursuant to purchase rights will not exceed in the aggregate 650,000 shares of common stock. The number of shares of our common stock reserved for issuance under our Purchase Plan will automatically increase on January 1 of each year, for a period of up to ten years, from January 1, 2013 continuing through (and including) January 1, 2022, by the lesser of (a) 1.0% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b) 1,300,000 shares, or (c) a lower number of shares determined by our Board of Directors.

If any purchase right granted under the Purchase Plan terminates without having been exercised, the shares of common stock not purchased under such purchase right will again become available for issuance under the Purchase Plan. Shares purchasable under our Purchase Plan will be authorized but unissued or reacquired common stock, including shares repurchased by the Company on the open market or otherwise. The Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Administration.     Our Board of Directors has delegated its authority to administer the Purchase Plan to our Compensation Committee. Subject to the terms of the Purchase Plan, our Board of Directors or an authorized Committee, referred to as the “plan administrator”, determines the provisions of each offering of rights to purchase our common stock and whether employees of any of our parent or subsidiary companies will be eligible to participate in the Purchase Plan. The plan administrator also has the authority to construe and interpret the Purchase Plan and the authority to suspend, terminate and amend the Purchase Plan as described in more detail in the paragraph titled Termination and Amendment below.

Offerings and Purchase Rights.     The Purchase Plan will be implemented through a series of offerings of such duration as determined by the plan administrator to eligible employees, provided that in no event may an offering exceed 27 months. The plan administrator will establish one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in each offering. The plan administrator has the authority to alter the duration of subsequent offerings or change the number of purchase dates within each such offering. The provisions of separate offerings need not be identical. The plan administrator has not yet established the terms of any offering.

Payroll Deductions.     When an eligible employee elects to join an offering, he or she will be granted a purchase right to acquire shares of common stock on each purchase date within the offering. Generally, all regular employees, including executive officers, employed by us or by any of our parent or subsidiary companies designated by the plan administrator may contribute, normally through payroll deductions, up to 15% of their eligible compensation (or such lesser amount set by the plan administrator for a specific offering) for the purchase of common stock under the Purchase Plan. Amounts deducted and accumulated for a participant are used to purchase shares of our common stock on the purchase dates established by the plan administrator. All payroll deductions made for a participant are credited to his or her account under the Purchase Plan and deposited with our general funds unless a law requires that those funds be deposited with a third party. A participant may make additional payments into such account only as specifically provided for in the offering or as required by law and only if the participant has not exceeded certain limitations under the Purchase Plan or under the terms of such offering.

Purchase of Stock.    The Purchase Plan permits our common stock to be purchased at a price per share no less than the lower of (i) 85% of the fair market value of a share of our common stock on the offering date, or (ii) 85% of the fair market value of a share of our common stock on the applicable purchase date. An eligible employee must sign and return an agreement in order to participate in the Purchase Plan. On the purchase date, all payroll deductions collected from the participant are automatically applied to the purchase of common stock, subject to certain limitations. In connection with offerings made under the Purchase Plan, the plan administrator may specify a maximum number of shares of common stock a participant may purchase and the maximum aggregate number of shares of common stock that may be purchased by all participants in such offering. In addition, in connection with each offering that contains more than one purchase date, the plan administrator may specify a maximum aggregate number of shares of common stock that may be purchased by all participants on any purchase date under the offering. If the aggregate number of shares to be purchased upon exercise of outstanding purchase rights in the offering would exceed the maximum aggregate number of shares of common stock available, in the absence of any action by the plan administrator otherwise, a pro rata allocation of available shares will be made in a uniform and equitable manner. Unless the employee’s participation is discontinued, his or her right to purchase shares using the employee’s accumulated contributions is exercised automatically at the next purchase date at the applicable price.

Withdrawal.     During an offering, a participant may cease making contributions and withdraw from the offering by delivering a notice of withdrawal and terminating his or her payroll deductions in such form as we may require. We may impose a deadline for withdrawing before a particular purchase date but absent any violation of such deadline, withdrawal may occur at any time prior to the end of an offering. Upon such withdrawal, we will refund accumulated payroll deductions without interest to the employee, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not generally affect such employee’s eligibility to participate in subsequent offerings under the Purchase Plan.

Reset Feature.     The plan administrator has the authority to provide that if the fair market value of the shares of our common stock on the first day of a new purchase period within a particular offering is less than the fair market value of the shares of common stock on the start date of that offering, then the participants in that offering will automatically be transferred and enrolled in a new offering which will begin on the first day of that purchase period and the participant’s purchase rights in the original offering will terminate.

Limitations.     The plan administrator may limit participation in the Purchase Plan to those persons who are customarily employed more than 20 hours per week and five months per calendar year by us (or by any of our parent or subsidiary companies designated by the plan administrator) on the first day of an offering. The plan administrator may also provide that a person must have been employed for such continuous period preceding the first day of the offering as the plan administrator may require, but in no event may the required period of continuous employment be greater than two years. In addition, the plan administrator may provide in any offering that certain of our employees who are “highly compensated” as defined in the Code are not eligible to participate in the Purchase Plan. The plan administrator may also provide that each person who, during the course of an offering, first becomes an eligible employee will, on or after the day that the person becomes eligible, receive a purchase right under that offering, which purchase right will be deemed to be a part of that offering, and such purchase right will generally have the same characteristics as any purchase rights originally granted under that offering. No employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing five percent or more of the total combined voting power or value of all classes of our stock or of any of our parent or subsidiary companies (including any stock which such employee may purchase under all outstanding purchase rights and stock options). In addition, no employee may purchase more than $25,000 worth of our common stock (valued at the time each purchase right is granted) for each calendar year during which those purchase rights are outstanding.

Termination of Employment.     Purchase rights granted pursuant to any offering under the Purchase Plan terminate upon cessation of employment for any reason, and we will refund all accumulated payroll deductions to the terminated employee without interest, unless otherwise required by law.

Restrictions on Transfer.     A participant may not transfer rights granted under the Purchase Plan other than by will, the laws of descent and distribution, or by a beneficiary designation as provided in the Purchase Plan. During a participant’s lifetime, purchase rights will be exercisable only by such participant.

Changes to Capital Structure.     In the event that there is any change to the outstanding common stock (whether by reason of merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other transaction not involving the receipt of consideration by the Company), the plan administrator will appropriately and proportionately adjust (a) the class and maximum number of securities subject to the Purchase Plan, (b) the class and maximum number of securities by which the share reserve is to increase automatically each year, (c) the class and number of securities subject to outstanding purchase rights, and (d) the class and number of securities imposed by purchase limits under each ongoing offering.

Corporate Transactions.     In the event of certain significant corporate transactions, any surviving or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or substitute similar purchase rights for those outstanding under the Purchase Plan. If the surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or substitute similar rights, then the participants’ accumulated payroll deductions will be used to purchase shares of common stock within ten business days prior to the corporate transaction under any ongoing offerings, and such purchase rights will terminate immediately thereafter.

For purposes of the Purchase Plan, a corporate transaction will be the consummation of (a) a sale or other disposition of all or substantially all of our assets, (b) a sale or other disposition of at least 90% of our outstanding securities, (c) a merger, consolidation or similar transaction in which we are not the surviving corporation, or (d) a merger, consolidation or similar transaction in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding such transaction are converted by virtue of such transaction into other property.

Termination and Amendment.     The plan administrator may amend, suspend or terminate the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by our stockholders to the extent stockholder approval is necessary under the terms of the Purchase Plan or for the Purchase Plan to satisfy Section 423 of the Code or other applicable laws and regulations. Purchase rights granted before amendment, suspension or termination of the Purchase Plan generally may not be altered or impaired by any amendment, suspension or termination of the Purchase Plan without consent of the employee to whom such purchase rights were granted unless an amendment is necessary to ensure the Purchase Plan complies with the requirements of Section 423 of the Code. No purchase rights may be granted under the Purchase Plan while the Purchase Plan is suspended or after it is terminated. Our Purchase Plan will remain in effect until terminated by the plan administrator in accordance with the terms of the Purchase Plan.

Indebtedness of Management and Related Agreements

No named executive officer or director is indebted to the Company.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, which remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws, which will become effective upon completion of this offering, also provide that we are obligated to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding for which indemnification is provided and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered into amended and restated indemnification agreements with each of our directors and executive officers that require us to indemnify such persons against any and all expenses, including attorneys’ fees, witness fees, judgments, fines, settlements and other amounts incurred, including expenses of a derivative action, in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our company, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or that involved intentional misconduct or a knowing violation of laws. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers of our company.

At present, there is no pending litigation or proceeding involving a director or officer of our company for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted for directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Non-Employee Director Compensation

The following table shows certain information with respect to the compensation of all non-employee directors of the Company for the fiscal year ended December 31, 2011.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(2)	All Other Compensation ($)		Total ($)
J. William Freytag, Ph.D.	$69,000	(1)	117,276	—		186,276
Ralph E. Christoffersen, Ph.D.	—		—	—		—
Augustine J. Lawlor	—		—	—		—
Paul A. Mieyal, Ph.D.	—		—	—		—
Dan J. Mitchell	—		—	—		—
Pennina Safer, Ph.D.	—		—	16,064	(3)	16,064
S. Edward Torres	—		—	—		—

(1)	Beginning on January 15, 2011, Dr. Freytag received $6,000 per month for service as Chairman of our Board of Directors. As of the effectiveness of our Non-Employee Director Compensation Policy described below, Dr. Freytag’s combined annual retainer for service as a director and as Chairman will be $72,000.

(2)	The amounts shown in this column represent the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for stock awards granted during the fiscal year to our non-employee directors. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions used to calculate these amounts, see note 6(g) to the financial statements included elsewhere in this prospectus. These options have a 10-year term and vest over a three-year period, in equal monthly installments subject to the recipient’s continued service with the Company through such vesting dates.

(3)	This amount represents reimbursement of expenses incurred in attending meetings of our Board of Directors.

Narrative Disclosure to Director Compensation Table

Cash Compensation

Since January 15, 2011 and until the effectiveness of our Non-Employee Director Compensation Policy described below, Dr. Freytag has been and will be entitled to receive $6,000 per month for service as Chairman of our Board of

Directors. Other than with respect to Dr. Freytag, no cash compensation was paid to directors in 2011 or in the six months ended June 30, 2012. We reimburse our non-employee directors for travel, lodging and other reasonable expenses incurred in attending meetings of our Board of Directors and committees of our Board of Directors.

Equity Incentive Compensation

In connection with Dr. Freytag’s election to the Board of Directors in March 2008 and in consideration for his service as a director, we granted to him an option to acquire 17,123 shares of common stock, with an exercise price of $1.39 per share. In connection with Dr. Freytag’s appointment as Chairman of our Board of Directors in January 2011 and in consideration for his service as Chairman, we granted to him an option to acquire 72,567 shares of common stock, with an exercise price of $2.92 per share. The shares subject to each grant vest in equal monthly installments over a 36-month period, until fully vested, subject to Dr. Freytag’s continued service through each vesting date. As of June 30, 2012, we have not issued stock options or other stock awards to any of our other directors in consideration for service on our Board of Directors.

Non-Employee Director Compensation Policy

Our Board of Directors has adopted a Non-Employee Director Compensation Policy, or the Policy, to be effective as of the effectiveness of the registration statement of which this prospectus is a part. A summary of the terms of the Policy is set forth below.

Annual Cash Retainer. Each non-employee director will receive an annual cash retainer of $35,000, as well as reimbursement for travel, lodging and other reasonable expenses incurred in attending meetings of our Board of Directors and committees of our Board of Directors.

Initial Option Grant. Each non-employee director initially elected to our Board of Directors after effectiveness of the Policy will receive an initial grant of a stock option to purchase 14,700 shares of our common stock, which will vest as to 1/48th of the shares subject to the option on an equal monthly basis over a four-year period and subject to such director’s continued service through each vesting date.

Annual Option Grant. Each non-employee director will receive a grant of a stock option to purchase 7,300 shares of our common stock on the date of each annual meeting of stockholders, vesting in full one year following the date of such grant and subject to such director’s continued service through such vesting date. If an individual first becomes a non-employee director other than at the annual meeting, we will grant such non-employee director, on the date that he or she is first elected or appointed to our Board of Directors, a stock option to purchase that number of shares of our common stock equal to the pro rata portion of the annual option grant such person would have received at the prior annual meeting. All options granted under the Policy will be granted under the 2012 Plan with an exercise price equal to the fair market value of our common stock on the date of the grant, and will be entitled to full vesting in the event of a change-of-control.

Compensation for Committee Service. Directors serving on committees of the Board of Directors shall receive additional compensation in recognition of the additional time commitment and responsibility required for such committee service. Each director serving as a member of our Audit Committee will receive a cash retainer of $7,500 per year, except that the Chairman of our Audit Committee will receive $15,000 per year. Each director serving as a member of our Compensation Committee will receive a cash retainer of $5,000 per year, except that the Chairman of our Compensation Committee will receive $10,000 per year. Each director serving as a member of our Nominating and Governance Committee will receive a cash retainer of $3,500 per year, except that the Chairman of our Nominating and Governance Committee will receive $7,000 per year.

Compensation for Service as Chairman of the Board of Directors. In addition to the $35,000 annual cash retainer received as a member of our Board of Directors, Dr. Freytag will receive an additional $37,000 for his service as Chairman of our Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2009 to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change-of-control arrangements, which are described under “Executive and Director Compensation”. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. Upon completion of this offering, each 7.3 shares of preferred stock will convert into one share of our common stock.

Convertible Promissory Note Financing

In March 2009, we issued (i) convertible promissory notes, or the 2009 notes, having an aggregate principal amount of $2,999,989 and (ii) the right to receive a warrant to purchase shares of our Series C preferred stock upon certain pre-specified conditions to 25 accredited investors. The 2009 notes accrued interest at 8% per year and were convertible into shares of our Series C preferred stock. On May 14, 2009, in connection with our Series D preferred stock financing, (i) all principal and unpaid interest accrued under the 2009 notes converted into an aggregate of 2,632,210 shares of our Series C preferred stock at a price of $1.156 per share and (ii) we issued warrants to purchase an aggregate of 622,826 shares of our Series C preferred stock at an exercise price of $1.445 per share, or the 2009 warrants. For a description of the 2009 warrants, see “Description of Capital Stock—Warrants”.

The following table sets forth the names of the holders of more than five percent of our capital stock who participated in this convertible promissory note financing, the principal amount of the 2009 notes held by such holders, the number of shares of our Series C preferred stock issued upon conversion of such 2009 notes and the number of shares of Series C preferred stock issuable upon exercise of the 2009 warrants held by such holders. None of our directors or executive officers participated directly in the convertible promissory note financing.

Holders of More Than Five Percent	Principal Amount of the Notes	Shares of Series C Preferred Stock Issued upon Conversion of the Notes	Shares of Series C Preferred Stock Issuable upon Exercise of the Warrants
Celgene Corporation	$97,315.55	84,557	20,203
HealthCare Ventures VII, L.P.	561,557.06	493,548	116,586
Morgenthaler Partners, VII, L.P.	561,557.06	493,548	116,586
Kappa Investors LLC	324,386.32	285,100	67,346
Entities affiliated with Sequel Limited Partnership III(1)	331,465.66	291,322	68,815
Lilly Ventures Fund I, LLC	244,128.70	214,516	50,684
Entities affiliated with Medica Venture Partners(2)	289,122.54	251,270	60,022

(1)	Includes: (a) a 2009 note in the principal amount of $322,502.83 issued to Sequel Limited Partnership III, 283,445 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 66,955 shares of Series C preferred stock issued to Sequel Limited Partnership III; and (b) a 2009 note in the principal amount of $8,962.83 issued to Sequel Entrepreneurs’ Fund III, L.P., 7,877 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 1,860 shares of Series C preferred stock issued to Sequel Entrepreneurs’ Fund III, L.P.

(2)

Includes: (a) a 2009 note in the principal amount of $97,705.12 issued to Medica III Investments (International) L.P., 84,914 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 20,284 shares of Series C preferred stock issued to Medica III Investments (International) L.P.; (b) a 2009 note in the principal amount of $50,218.95 issued to Medica III Investments (Israel)(B) L.P., 43,644 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 10,426 shares of Series C preferred stock issued to Medica III Investments (Israel)(B) L.P.; (c) a 2009 note in the principal amount of $46,278.15 issued to Poalim Medica III Investments L.P., 40,219 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 9,607 shares of Series C preferred stock issued to Poalim Medica III Investments L.P.; (d) a 2009 note in the principal amount of $38,650.86 issued to Medica III Investments (S.F.) L.P., 33,591 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 8,024 shares of Series C preferred stock issued to Medica III Investments (S.F.) L.P.; (e) a 2009 note in the principal amount of $35,512.32 issued to Medica III Investments (Israel) L.P., 30,863 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 7,372 shares of Series C preferred stock issued to Medica III Investments (Israel) L.P.; and (f) a 2009 note in the principal amount of a note in the principal amount of $20,757.14 issued to Medica III Investments (P.F.) L.P., 18,039 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 4,309 shares of Series C preferred stock issued to Medica III Investments (P.F.) L.P.

Sales of Securities

On May 14, 2009, we sold 8,650,519 shares of our Series D preferred stock at a purchase price of $1.156 per share, plus a warrant to purchase 2,076,125 shares of our Series C preferred stock with an exercise price of $1.445 per share to Celgene for an aggregate purchase price of approximately $10 million.

In January 2010, we issued an aggregate of 11,665,019 shares of our Series E preferred stock at a purchase price of $1.543 per share for aggregate consideration of approximately $18 million to 27 accredited investors. The following table sets forth the names of the holders of more than five percent of our capital stock who participated in the Series E preferred stock financing. None of our directors or executive officers participated directly in the financing.

Name of Stockholder	Shares of Series E Preferred Stock
Celgene Corporation	1,765,888
HealthCare Ventures VII, L.P.	64,809
Morgenthaler Partners, VII, L.P.	259,235
Wex SP LLC	1,101,706
Entities affiliated with Sequel Limited Partnership III(1)	810,110
Lilly Ventures Fund I, LLC	318,411
Entities affiliated with Medica Venture Partners(2)	695,723

(1)	Includes: (a) 788,205 shares of Series E preferred stock issued to Sequel Limited Partnership III; and (b) 21,905 shares of Series E preferred stock issued to Sequel Entrepreneurs’ Fund III, L.P.

(2)	Includes: (a) 235,109 shares of Series E preferred stock issued to Medica III Investments (International) L.P.; (b) 120,844 shares of Series E preferred stock issued to Medica III Investments (Israel)(B) L.P.; (c) 111,362 shares of Series E preferred stock issued to Poalim Medica III Investments L.P.; (d) 93,004 shares of Series E preferred stock issued to Medica III Investments (S.F.) L.P.; (e) 85,457 shares of Series E preferred stock issued to Medica III Investments (Israel) L.P.; and (f) 49,947 shares of Series E preferred stock issued to Medica III Investments (P.F.) L.P.

Stockholders Agreement

On January 14, 2010, we entered into a Fifth Amended and Restated Stockholders Agreement, or the Stockholders Agreement, with the holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of June 30, 2012, the holders of 11,854,493 shares of our common stock, including the common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following completion of this offering under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights”. Pursuant to the Stockholders Agreement, holders of our preferred stock, including entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon completion of this offering, the board election voting provisions contained in the Stockholders Agreement will terminate and none of our stockholders will have any special rights regarding the nomination or election of members of our Board of Directors.

Policies and Procedures for Related Party Transactions

In order to avoid actual or potential conflicts of interest, our Board of Directors has adopted a policy that our executive officers, directors, director nominees and 5% stockholders, their immediate family members and any entity in which such person is an executive, partner or principal or in which such person has a 5% or greater beneficial ownership interest are not permitted to enter into a transaction with us in which the amount involved exceeds $120,000 without the prior consent of our Audit Committee. In approving or rejecting any such transaction, our Audit Committee is to consider the relevant facts of the transaction, including, but not limited to, the terms available to or from, as the case may be, unrelated third parties. Our Board of Directors has determined that transactions involving compensation for services provided to us as an employee, consultant or a director and transactions in which a related party’s participation is solely due to his or her position as a director of an entity that is participating such transaction will not be subject to this policy.

Participation in our Initial Public Offering

Certain of our existing stockholders, including Celgene, Healthcare Ventures VII, L.P. and Morgenthaler Partners, VII, L.P. and certain other affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $16 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive an underwriting discount of $         per share on any sales of shares to such stockholders. Any shares purchased by such stockholders will be subject to lock-up restrictions described in the section entitled “Underwriting—Lock-up Agreements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of June 30, 2012 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than five percent of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage of shares beneficially owned before the offering shown in the table is based upon 12,232,376 shares of common stock outstanding as of June 30, 2012, after giving effect to the conversion of all of our outstanding preferred stock into 11,854,493 shares of common stock, which will occur automatically upon completion of this offering. The information relating to numbers and percentages of shares beneficially owned after the offering gives effect to the issuance of shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before August 29, 2012, which is 60 days after June 30, 2012. These shares are deemed to be outstanding and beneficially owned by the person holding the applicable options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o GlobeImmune, Inc., 1450 Infinite Drive, Louisville, CO 80027.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Five Percent Stockholders:
Celgene Corporation(1)(13)	2,010,055	16.1%	2,010,055	11.5%
HealthCare Ventures VII, L.P.(2)(13)	1,733,573	14.1%	1,733,573	10.0%
Morgenthaler Partners VII, L.P.(3)(13)	1,760,207	14.3%	1,760,207	10.2%
Entities affiliated with Wexford-Kappa Investors LLC(4)	1,147,199	9.4%	1,147,199	6.7%
Entities affiliated with Sequel Limited Partnership III(5)	1,128,990	9.2%	1,128,990	6.5%
Lilly Ventures Fund I, LLC(6)	793,396	6.5%	793,396	4.6%
Entities affiliated with Medica Venture Partners(7)	789,484	6.4%	789,484	4.6%

Named Executive Officers and Directors:
Timothy C. Rodell, M.D.(8)	564,349	4.4%	564,349	3.2%
David Apelian, M.D., Ph.D., MBA(9)	249,896	2.0%	249,896	1.4%
John H. Frenz, Ph.D.(10)	151,580	1.2%	151,580	*
J. William Freytag, Ph.D.(11)	55,422	*	55,422	*
Ralph E. Christoffersen, Ph.D.(3)	1,760,207	14.3%	1,760,207	10.2%
Augustine J. Lawlor(2)	1,733,573	14.1%	1,733,573	10.0%
Paul A. Mieyal, Ph.D.(4)	1,147,199	9.4%	1,147,199	6.7%
Dan J. Mitchell(5)	1,128,990	9.2%	1,128,990	6.5%
Pennina Safer, Ph.D.(7)	—	—	—	—
S. Edward Torres(6)	793,396	6.5%	793,396	4.6%
All current directors and executive officers as a group (11 persons) (12)	7,616,646	56.8%	7,616,646	41.4%

*	Represents beneficial ownership of less than 1% of the outstanding common stock.

(1)	Includes 287,168 shares issuable upon exercise of an outstanding warrant. The address for Celgene Corporation is 86 Morris Avenue, Summit, NJ 07901.

(2)	Includes 38,212 shares issuable upon exercise of outstanding warrants. The General Partner of HealthCare Ventures VII, L.P. (“HealthCare Ventures”) is HealthCare Partners VII, L.P. (“HealthCare GP”). HealthCare GP may be deemed to indirectly beneficially own the shares owned by HealthCare Ventures. Mr. Lawlor is a general partner of HealthCare GP and may be deemed to be the indirect beneficial owner of the shares owned by HealthCare Ventures. Mr. Lawlor disclaims beneficial ownership of the shares held by HealthCare Ventures, except to the extent of his pecuniary interest arising therein. The address for HealthCare Ventures is 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141.

(3)	Includes 38,212 shares issuable upon exercise of outstanding warrants. The general partner of Morgenthaler Partners VII, L.P. (“Morgenthaler”) is Morgenthaler Management Partners, VII, L.L.C. (“MMP VII”). MMP VII may be deemed to indirectly beneficially own the shares owned by Morgenthaler. Dr. Christoffersen is a manager of MMP VII and may be deemed to be the indirect beneficial owner of the shares owned by Morgenthaler. Dr. Christoffersen disclaims beneficial ownership of the shares held by Morgenthaler, except to the extent of his pecuniary interest arising therein. The address for Morgenthaler Partners VII, L.P. is Terminal Tower, 50 Public Square, Suite 2700, Cleveland, OH 44113.

(4)	Consists of 996,281 shares, which includes 9,225 shares issuable upon exercise of an outstanding warrant, held by Kappa Investors LLC and 1,101,706 shares held by Wex SP LLC (collectively, the “Wexford Securities”). Wexford Capital LP (“Wexford”) is the manager of Kappa Investors LLC and Wex SP LLC (collectively, the “Wexford Investment Entities”). Wexford, as manager of the Wexford Investment Entities, may be deemed to own beneficially the interest in the Wexford Securities of which the Wexford Investment Entities possess beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the general partner of Wexford, be deemed to own beneficially the Wexford Securities of which the Wexford Investment Entities possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the interests in the Wexford Securities of which the Wexford Investment Entities possess beneficial ownership. Each of Davidson, Jacobs, Wexford GP and Wexford shares the power to vote and to dispose of the interests in the Wexford Securities beneficially owned by the Wexford Investment Entities. Each of Davidson, Jacobs, Wexford GP and Wexford disclaims beneficial ownership of the Wexford Securities owned by the Wexford Investment Entities and this prospectus shall not be deemed as an admission that they are the beneficial owners of such Wexford Securities except, in the case of Davidson and Jacobs, to the extent of their interests in each member of the Wexford Investment Entities. Dr. Mieyal is an employee of Wexford, and as an employee of Wexford, Dr. Mieyal does not direct the voting of the Wexford Securities and disclaims beneficial ownership of the Wexford Securities held by the Wexford Investment Entities. The address for the Wexford Investment Entities is Wexford Plaza, 411 West Putman Avenue, Greenwich, CT 06830.

(5)	Consists of 1,098,467 shares (which includes 20,676 shares issuable upon exercise of outstanding warrants) held by Sequel Limited Partnership III and 30,523 shares (which includes 573 shares issuable upon exercise of outstanding warrants) held by Sequel Entrepreneurs Fund III, L.P. (collectively, the “Sequel Funds”). The general partner of the Sequel Funds is Sequel Venture Partners III, L.L.C. (“SVP III”). SVP III may be deemed to indirectly beneficially own the shares owned by the Sequel Funds. Mr. Mitchell is a manager of SVP III and may be deemed to be the indirect beneficial owner of the shares owned by the Sequel Funds. Mr. Mitchell disclaims beneficial ownership of the shares held by the Sequel Funds, except to the extent of his pecuniary interest arising therein. The address for the Sequel Funds is 4430 Arapahoe Avenue, Suite 220, Boulder, CO 80303.

(6)	Includes 6,943 shares issuable upon exercise of an outstanding warrant. Mr. Torres is a managing director of Lilly Ventures Fund I LLC (“Lilly”) and may be deemed to be the indirect beneficial owner of the shares owned by Lilly. Mr. Torres disclaims beneficial ownership of the shares held by Lilly, except to the extent of his pecuniary interest arising therein. The address for Lilly is 115 West Washington Street, South Tower, Suite 1680, Indianapolis, IN 46204.

(7)	Consists of 266,797 shares (which includes 2,778 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (International) L.P., 137,130 shares (which includes 1,428 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (Israel) (B) L.P., 105,538 shares (which includes 1,099 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (S.F.) L.P., 56,678 shares (which includes 590 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (P.F.) L.P., 96,971 shares (which includes 1,009 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (Israel) L.P., and 126,370 shares (which includes 1,316 shares issuable upon exercise of an outstanding warrant) held by Poalim Medica Investments L.P. The general partner of Medica III Investments (International) L.P., Medica III Investments (Israel) L.P., Medica III Investments (S.F.) L.P., Medica III Investments (P.F.) L.P., Medica III Investments (Israel) (B) L.P., and Poalim Medica Investments L.P. (collectively, the “Medica Entities”) is Medica III Management L.P. (“Medica Management LP”). The general partner of Medica Management L.P. is Medica III Management Co. (“Medica Management Co.”). Medica Management LP and Medica Management Co. may be deemed to indirectly beneficially own the shares owned by the Medica Entities. Dr. Ehud Geller is the Managing Partner of Medica Management Co. and may be deemed to be the indirect beneficial owner of the shares owned by the Medica Entities. Dr. Ehud Geller disclaims beneficial ownership of the shares held by the Medica Entities, except to the extent of her pecuniary interest arising therein. Dr. Ehud Geller and the Medica Entities have the right to appoint one representative to the Board of Directors and have appointed Dr. Pennina Safer to hold such position. Such right shall terminate upon completion of this offering. The address for the Medica Entities is 11 HaMenofim Street, Ackerstein Towers, Building B, 10th Floor, Herzliya, 46725 Israel.

(8)	Includes 556,158 shares Dr. Rodell has the right to acquire through the exercise of options exercisable within 60 days of June 30, 2012 and 8,191 shares issuable upon exercise of an outstanding warrant held by SMG, Inc. Dr. Rodell and his spouse are co-owners of SMG, Inc. and share voting and dispositive powers over these shares.

(9)	Consists of 249,896 shares Dr. Apelian has the right to acquire through the exercise of options exercisable within 60 days of June 30, 2012.

(10)	Consists of 151,580 shares Dr. Frenz has the right to acquire through the exercise of options exercisable within 60 days of June 30, 2012.

(11)	Consists of 55,422 shares Dr. Freytag has the right to acquire through the exercise of options exercisable within 60 days of June 30, 2012.

(12)	Includes 122,032 shares issuable upon exercise of outstanding warrants and 1,045,090 shares issuable upon exercise of stock options by all executive officers and directors exercisable within 60 days of June 30, 2012. See Notes (2) through (11) above.

(13)	Certain entities associated with Celgene Corporation, Healthcare Ventures VII, L.P. and Morgenthaler Partners, VII, L.P. and certain other affiliates of our directors, each of which is an existing stockholder of the Company, have indicated an interest in purchasing an aggregate of approximately $16 million of shares of our common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, these existing stockholders may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to such stockholders. However, if any shares are purchased by these stockholders, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table above. Assuming the purchase of all of these shares by these stockholders, the percentage of common stock beneficially owned by such stockholders as a group after this offering would increase by 5.0%. If such stockholders were to purchase all of these shares, they would beneficially own approximately 46.4% of our outstanding common stock after this offering.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our amended and restated certificate of             incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon completion of this offering, our outstanding warrants, the Stockholders Agreement and of the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, warrants and Stockholders Agreement, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

As of June 30, 2012, there were 377,883 shares of common stock outstanding, held of record by 35 stockholders, and 86,538,194 shares of preferred stock outstanding, held of record by 31 stockholders. After giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering, there would have been 12,232,376 shares of our common stock outstanding on that date held by 61 stockholders of record. As of June 30, 2012, there were outstanding options to purchase 1,666,036 shares of common stock, outstanding warrants to purchase 8,191 shares of common stock and outstanding warrants to purchase 3,469,512 shares of preferred stock, which preferred-stock warrants will convert into the right to purchase an aggregate of 475,257 shares of common stock upon completion of this offering.

Voting Rights.     Each holder of common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, subject to the rights of holders of any then outstanding shares of preferred stock.

Dividends.     Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation.     In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences.     Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.     All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our Board of Directors will have the authority under our amended and restated certificate of incorporation, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, privileges and restrictions of the shares of each wholly-unissued series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and sinking fund terms, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or otherwise adversely affect the rights of holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change-of-control and may adversely affect the market price of our common stock. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2012, there were outstanding warrants to purchase the number and type of shares of our capital stock set forth in column “Number of Shares of Capital Stock” below. Upon completion of this offering, the outstanding warrants to purchase shares of our preferred stock will convert into warrants to purchase the number of shares of our common stock set forth in column “Number of Shares of Common Stock After this Offering” below.

Description	Number of Shares of Capital Stock		Number of Shares Of Capital Stock After this Offering	Weighted Average Exercise Price After this Offering($)
Common Stock	8,191	(1)	8,191	$1.10
Series A preferred stock	22,000		3,013	9.13
Series B preferred stock	590,432		80,878	9.77
Series C preferred stock	2,857,080		391,366	10.51

(1)	The warrant will expire upon completion of this offering.

In January 2003, we issued a warrant to purchase 8,191 shares of common stock at an exercise price of $1.10 per share to MTR, Inc. in conjunction with the engagement of Dr. Rodell as a consultant to the Company. This warrant was transferred to SMG, Inc. on February 29, 2008. The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant will expire upon completion of this offering.

In February 2004, in connection with a loan and security agreement entered into with Silicon Valley Bank, or SVB, we issued to SVB a warrant to purchase 22,000 shares of our Series A preferred stock at an exercise price of $1.25 per share. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant will become exercisable for an aggregate of 3,013 shares of our common stock at an exercise price of $9.13 per share upon completion of this offering and is exercisable until its expiration on February 23, 2014. The loan and security agreement terminated in April 2009.

Between February 2005 and June 2005, in connection with the issuance of an aggregate amount of $2,750,000 of convertible promissory notes, we issued warrants exercisable for an aggregate of 411,060 shares of our Series B preferred stock at an exercise price of $1.338 per share, or the 2005 warrants. These 2005 warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. These 2005 warrants will become exercisable for an aggregate of 56,308 shares of our common stock at an exercise price of $9.77 per share upon completion of this offering and are exercisable until their expiration on the later of June 30, 2015 or five years after completion of this offering. The convertible promissory notes are no longer outstanding and were converted into shares of our Series B preferred stock.

In April 2006, in connection with a loan and security agreement entered into with SVB and Oxford Finance Corporation, or Oxford, we issued to each of SVB and Oxford a warrant to purchase 89,686 shares of our Series B preferred stock at an exercise price of $1.338 per share. These warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. These warrants will become exercisable for an aggregate of 24,570 shares of our common stock at an exercise price of $9.77 per share upon completion of this offering and are exercisable until their expiration on April 14, 2016. The loan and security agreement terminated in December 2009.

In September 2007, we engaged a placement agent in connection with a private placement of preferred stock and issued it a warrant to purchase 158,129 shares of our Series C preferred stock at an exercise price of $1.338 per share. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant will become exercisable for an aggregate of 21,661 shares of our common stock at an exercise price of $9.77 per share upon completion of this offering and is exercisable until its expiration on September 14, 2012.

In May 2009, we issued the 2009 warrants for the purchase of an aggregate of 622,826 shares of our Series C preferred stock at an exercise price of $1.445 per share. The 2009 warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The 2009 warrants will become exercisable for an aggregate of 85,304 shares of our common stock at an exercise price of $10.55 per share upon completion of this offering and are exercisable until their expiration on the later of May 14, 2019 or five years after completion of this offering.

In May 2009, we also issued a warrant to purchase 2,076,125 shares of our Series C preferred stock with an exercise price of $1.445 per share to Celgene in connection with its purchase of shares of our Series D preferred stock. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant will become exercisable for an aggregate of 284,400 shares of our common stock at an exercise price of $10.55 per share upon completion of this offering and is exercisable until its expiration on the later of May 14, 2019 or five years after completion of this offering.

The holders of certain of these warrants are entitled to registration rights under the Stockholders Agreement, as described in “—Registration Rights” below.

Registration Rights

Under the Stockholders Agreement, 180 days after the public offering date set forth on the cover page of this prospectus, the holders of 11,854,493 shares of our common stock, including stock issued upon conversion of our preferred stock, or their transferees, are entitled to demand, “piggyback” and Form S-3 registration rights. In addition, 180 days after the public offering date set forth on the cover page of this prospectus, the following warrant holders have the demand, “piggyback” and Form S-3 registration rights described below: (i) SVB, or its transferee, with respect to the 15,298 shares of common stock issuable upon exercise of its warrants, (ii) the holders of warrants exercisable for Series B preferred stock described above, or their transferees, with respect to 68,593 shares of common stock issuable upon exercise of their warrants and (iii) the holders of warrants exercisable for Series C preferred stock described above, or their transferees, with respect to 369,704 shares of common stock issuable upon exercise of their warrants.

Demand Registration Rights.     At any time after 180 days after the public offering date set forth on the cover page of this prospectus, the holders of (x) at least 33 1/3% of the shares having demand registration rights or (y) shares having demand registration rights that were issued upon conversion of shares representing at least $15 million in aggregate original purchase price of shares of Series C preferred stock, Series D preferred stock and Series E preferred stock have the right to make up to two demands that we file a registration statement, subject to specified exceptions, conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights.     If we are eligible to file a registration statement on Form S-3, holders of registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of shares to be sold under the registration statement on Form S-3 is at least $1 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights.     If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration.     Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, Form S-3 and piggyback registrations described above.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Delaware Anti-Takeover Law.     We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Section 203 could depress our stock price and delay, discourage or prohibit transactions not approved in advance by our Board of Directors, such as takeover attempts that might otherwise involve the payment to our stockholders of a premium over the market price of our common stock.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.     Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon completion of this offering, may delay or discourage transactions involving an actual or potential change-of-control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our Board of Directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change-of-control);

•	provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, our chief executive officer or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Transfer agent and registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

NASDAQ Global Market listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “GBIM”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market has existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock. Although we have applied to list our common stock on The NASDAQ Global Market, we cannot assure you that there will be an active market for our common stock.

Based upon the number of shares outstanding as of June 30, 2012, upon completion of this offering, we will have outstanding an aggregate of 17,232,376 shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants, after giving effect to the conversion of all outstanding shares of our preferred stock into 11,854,493 shares of common stock immediately prior to completion of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act or subject to lock-up agreements. Other than the shares sold in this offering, the shares of common stock outstanding upon completion of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These shares will generally become available for sale in the public market as follows:

•	approximately 13,098 restricted shares will be eligible for sale upon completion of this offering; and

•

approximately 12,219,278 restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701.

Additionally, of the 1,666,036 shares of common stock issuable upon exercise of options outstanding as of June 30, 2012 approximately 1,460,074 shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon completion of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 172,323 shares upon completion this offering, or 179,823 shares if the underwriters exercise their over-allotment option in full; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates”, as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

As described under the section entitled “Underwriting—Lock-Up Agreements” below, we, all of our directors and officers, the holders of substantially all of the other shares of our common stock outstanding prior to this offering, and the holders of substantially all of our warrants and substantially all of our options outstanding prior to this offering, have agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC and Piper Jaffray & Co., we and they will not, during the period including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock or take certain related actions.

Wells Fargo Securities, LLC and Piper Jaffray may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 11,854,493 shares of our common stock, including the common stock issuable upon conversion of our preferred stock, will have the right to require us to register their shares for resale under the Securities Act, beginning 180 days after the date of this prospectus. Registration of these shares for resale under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could adversely affect the trading price of our common stock. These registration rights are described in more detail under the caption “Description of Capital Stock—Registration Rights”.

Equity Incentive Plans

Following completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock issued or reserved for issuance under our equity incentive plans, including the equity incentive plans we adopted in connection with this offering. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock acquired in this offering by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, or U.S. federal taxes other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities which are transparent for U.S. federal income tax purposes. A partner in a partnership or other transparent entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Dividends

If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “—Gain on Disposition of Common Stock”.

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-US holder must provide us with a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

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the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

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the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition; or

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we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28% through December 31, 2012, and thereafter set to increase to 31%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

The recently enacted Foreign Account Tax Compliance Act, or FATCA, will impose a 30% withholding tax on any “withholdable payment” to (i) a “foreign financial institution”, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

“Withholdable payments” will include U.S.-source payments otherwise subject to nonresident withholding tax, and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers (in either case to exclude payments made on “obligations” that were outstanding on March 18, 2012). The withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The IRS is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules.

Transitional IRS guidance indicates that, under future regulations, this withholding will apply to U.S.-source payments otherwise subject to nonresident withholding tax made on or after January 1, 2014 and to the payment of gross proceeds from the sale of any equity or debt instruments of U.S. issuers made on or after January 1, 2015.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC and Piper Jaffray & Co. are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Piper Jaffray & Co.
JMP Securities LLC
Needham & Company, LLC
MLV & Co. LLC

Total	5,000,000

All of the shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock offered by this prospectus if any are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

We have granted a 30-day option to the underwriters to purchase up to a total of 750,000 additional shares of our common stock from us at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the shares that the underwriters have agreed to purchase from us but that are not payable on such additional shares, to cover over-allotment, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $            per share, of which up to $            per share may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $2,700,000.

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, all of our directors and officers, the holders of substantially all of the other shares of our common stock outstanding prior to this offering, and the holders of substantially all of our warrants and substantially all of our options outstanding prior to this offering, have agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC and Piper Jaffray, we and they will not, during the period including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than certain registration statements filed in connection with this offering and registration statements on Form S-8 to be filed with the SEC after completion of this offering; or

•

enter into any swap or other agreement, arrangement, hedge (in the case of us) or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in either of the first or third of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. Moreover, if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wells Fargo Securities, LLC and Piper Jaffray waive, in writing, that extension.

Wells Fargo Securities, LLC and Piper Jaffray may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

NASDAQ Global Market Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “GBIM”.

Stabilization

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the underwriting syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The foregoing transactions, if commenced, may be effected on The NASDAQ Global Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Discretionary Accounts

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of five percent of the total number of shares of common stock offered by them.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined between us and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.

An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this prospectus is subject to change as a result of market conditions or other factors.

Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed various commercial banking and brokerage activities for us, for which they received customary fees and commissions. The underwriters and their respective affiliates may in the future perform these and other financial advisory and investment banking services for us, for which they will receive customary fees and commissions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of instruments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock that are the subject of the offering contemplated by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive introduced by the 2010 PD Amending Directive (each, an “Early Implementing Member State”), an offer of the shares to the public may not be made in that Relevant Member State and each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of the shares to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares referred to in (a) to (c) above shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Company or any underwriter that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe to the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) fall within Article 49(2)(a) to (d) of the Order and (iii) are persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to engage in investment activity with respect to such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the United Kingdom Financial Services and Markets Act 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the rules and regulations of the Financial Services Authority.

Notice to Prospective Investors in France

We and the underwriters have not offered or sold and will not offer or sell, directly or indirectly, shares to the public in France, and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus or any other offering material relating to the shares. Offers, sales and distributions that have been and will be made in France have been and will be made only to (a) providers of the investment service of portfolio management for the account of third parties, and (b) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, and D. 411-1 of the French Code monétaire et financier.

Shares may be resold directly or indirectly only in compliance with Article L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier.

Neither this prospectus prepared in connection with the shares nor any other offering material relating to the shares has been submitted to the clearance procedures of the Autorité des marchés financiers or notified to the Autorité des marchés financiers by the competent authority of another member state of the European Economic Area.

Notice to Prospective Investors in Germany

The shares offered by this prospectus have not been and will not be offered to the public within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz). No securities prospectus pursuant to the German Securities Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). This prospectus does not constitute an offer to the public in Germany, and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances that do not constitute an offer to the public under the German Securities Prospectus Act. Prospective Investors should consult with their legal and/or tax advisor before investing into the shares.

Notice to Prospective Investors in Ireland

This prospectus and any other material in relation to the shares described herein is only being distributed in Ireland:

(a)	in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of Directive 2003/71/EC as amended by Directive 2010/73/EC;

(b)	in compliance with the provisions of the Irish Companies Acts 1963-2009; and

(c)	in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Central Bank of Ireland with respect to anything done by them in relation to the shares.

Notice to Prospective Investors in Italy

The offering of the shares has not been registered pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of the prospectus or of any other document relating to the shares be distributed in the Republic of Italy, except:

(i)	to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (Regulation No. 11971); or

(ii)	in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares in the Republic of Italy under (i) or (ii) above must be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the Banking Act); and

(b)	in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of shares in the Republic of Italy; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority.

Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on public offerings applies under (i) and (ii) above, the subsequent distribution of the shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in the sale of such shares being declared null and void and in the liability of the intermediary transferring the shares for any damages suffered by the investors.

Notice to Prospective Investors in the Netherlands

The shares will not be offered or sold, directly or indirectly, in the Netherlands, other than:

(a)	with a minimum denomination of €50,000 or the equivalent in another currency per investor;

(b)	for a minimum consideration of €50,000 or the equivalent in another currency per investor;

(c)	to fewer than 100 individuals or legal entities other than ‘Qualified Investors’ (see below); or

(d)	solely to Qualified Investors,

all within the meaning of Article 4 of the Financial Supervision Act Exemption Regulation (Vrijstellingsregeling Wet op het financieel toezicht) and Article 1:12 and Article 5:3 of the Financial Supervision Act (Wet op het financieel toezicht, FSA).

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares of our common stock that are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

Our common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase shares of our common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to our common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Broomfield, Colorado. As of the date of this prospectus, GC&H Investments, LLC, an entity that includes current and former partners and associates of Cooley LLP, beneficially owns 73,434 shares of our preferred stock, which will be converted into 10,057 shares of our outstanding common stock upon completion of this offering. Goodwin Procter LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of GlobeImmune, Inc. as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to GlobeImmune and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.globeimmune.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

GlobeImmune, Inc.:

We have audited the accompanying balance sheets of GlobeImmune, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations and comprehensive loss, redeemable, convertible preferred stock, and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GlobeImmune, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boulder, Colorado

July 17, 2012, except as to note 7 which is

as of August 16, 2012, and notes 3(c) and 11

which are as of September 4, 2012.

GLOBEIMMUNE, INC.

Balance Sheets

	December 31,		June 30, 2012
	2010	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,291,374	15,154,611	6,399,236
Other current assets	392,869	421,977	1,864,871

Total current assets	20,684,243	15,576,588	8,264,107
Property and equipment, net	2,887,816	2,068,493	1,680,000
Other assets	100,000	100,000	100,000

Total assets	$23,672,059	17,745,081	10,044,107

Liabilities, Redeemable, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,132,584	1,314,915	1,651,189
Accrued liabilities	1,202,542	1,496,080	1,709,379
Deferred revenue	4,067,797	10,631,284	8,707,612

Total current liabilities	6,402,923	13,442,279	12,068,180
Other long-term liabilities	172,519	258,050	176,303
Deferred revenue	19,322,033	18,650,704	15,185,769
Fair value of warrants	4,169,498	5,152,976	5,498,366

Total liabilities	30,066,973	37,504,009	32,928,618

Commitments and contingencies
Redeemable, convertible preferred stock – Series C, $0.001 par value. Authorized 37,600,000 shares; issued and outstanding 31,115,107 shares (liquidation preference of $55,407,619, $59,286,152 and $61,366,852, respectively)	54,495,917	58,545,002	60,710,978
Redeemable, convertible preferred stock – Series D, $0.001 par value. Authorized 8,900,000 shares; issued and outstanding 8,650,519 shares (liquidation preference of $11,174,025, $11,956,207 and $12,375,821, respectively)	9,517,862	10,609,862	11,184,385
Redeemable, convertible preferred stock – Series E, $0.001 par value. Authorized 11,750,000 shares; issued and outstanding 11,665,019 shares (liquidation preference of $19,208,266, $20,552,845 and $21,274,165, respectively)	19,088,862	20,455,779	21,188,268
Redeemable, convertible preferred stock – Series A, $0.001 par value. Authorized 6,430,000 shares; issued and outstanding 6,407,998 shares (liquidation preference of $12,803,706, $13,699,791 and $14,180,510, respectively)	12,765,602	13,668,815	14,153,098
Redeemable, convertible preferred stock – Series B, $0.001 par value. Authorized 29,300,000 shares; issued and outstanding 28,699,551 shares (liquidation preference of $55,544,537, $59,432,654 and $61,518,496, respectively)	55,453,014	59,358,252	61,452,655
Stockholders’ deficit:
Common stock, $0.001 par value. Authorized 112,500,000 shares; issued and outstanding 377,178, 377,883 and 377,883 shares, respectively	377	378	378
Additional paid-in capital
Accumulated deficit	(157,716,548)	(182,397,016)	(191,574,273)

Total stockholders’ deficit	(157,716,171)	(182,396,638)	(191,573,895)

Total liabilities, redeemable, convertible preferred stock and stockholders’ deficit	$23,672,059	17,745,081	10,044,107

See accompanying notes to financial statements.

GLOBEIMMUNE, INC.

Statements of Operations and Comprehensive Loss

	Year Ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Revenue	$2,542,373	4,067,797	5,107,842	2,012,858	5,688,607
Operating expenses:
Research and development	16,015,755	14,129,477	12,063,403	6,137,687	6,007,189
General and administrative	5,048,647	4,362,086	4,685,825	2,240,496	2,173,684
Depreciation and amortization	1,853,245	1,331,038	952,074	488,954	461,546

Total operating expenses	22,917,647	19,822,601	17,701,302	8,867,137	8,642,419

Loss from operations	(20,375,274)	(15,754,804)	(12,593,460)	(6,854,279)	(2,953,812)
Other income (expense)	(1,452,413)	959,293	(1,132,422)	410,772	(326,476)
Interest expense	(312,129)	—	—	—	—
Interest income	2,828	3,814	1,069	480	126

Net loss and comprehensive loss	(22,136,988)	(14,791,697)	(13,724,813)	(6,443,027)	(3,280,162)
Preferred stock dividends and accretion of offering costs to redemption value	(8,404,619)	(10,564,268)	(11,316,453)	(5,658,226)	(6,051,674)

Net loss applicable to common Stockholders	$(30,541,607)	(25,355,965)	(25,041,266)	(12,101,253)	(9,331,836)

Weighted average shares outstanding - basic and diluted	360,573	368,482	377,835	377,479	377,883

Net loss per share attributable to common stockholders - basic and diluted	$(84.70)	(68.81)	(66.28)	(32.06)	(24.70)

Pro forma net loss per share of common stock attributable to GlobeImmune, Inc. stockholders - basic and diluted (unaudited) (note 3(q))			$(1.03)		(0.24)

Pro forma weighted-average common shares outstanding - basic and diluted (unaudited) (note 3(q))			12,232,328		12,232,376

See accompanying notes to financial statements.

GLOBEIMMUNE, INC.

Statements of Redeemable, Convertible Preferred Stock, and Stockholders’ Deficit

	Redeemable, convertible Series C preferred stock		Redeemable, convertible Series D preferred stock		Redeemable, convertible Series E preferred stock		Redeemable, convertible Series A preferred stock		Redeemable, convertible Series B preferred stock		Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit

											Shares	Amount
Balance, December 31, 2008	28,482,897	$44,121,312	—	$—	—	$—	6,399,998	$11,117,444	28,699,551	$48,383,837	350,172	$350	2,206	(102,552,170)	(102,549,614)
Issuance of Series D convertible redeemable preferred stock, for $1.156 per share in 2009, net of offering costs of $2,184,043	—	—	8,650,519	7,815,957	—	—	—	—	—	—	—	—	—	—	—
Conversion of notes payable and accrued interest into Series C preferred stock at $1.156 per share in May 2009	2,632,210	3,042,835	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of Series A offering costs	—	—	—	—	—	—	—	9,236	—	—	—	—	—	(9,236)	(9,236)
Accretion of Series B offering costs	—	—	—	—	—	—	—	—	—	22,185	—	—	—	(22,185)	(22,185)
Accretion of Series C offering costs	—	221,000	—	—	—	—	—	—	—	—	—	—	—	(221,000)	(221,000)
Accretion of Series D offering costs	—	—	—	216,536	—	—	—	—	—	—	—	—	—	(216,536)	(216,536)
Estimated fair value of options for common stock issued for services	—	—	—	—	—	—	—	—	—	—	—	—	27,297	—	27,297
Accretion of Series A preferred stock to redemption value	—	—	—	—	—	—	—	782,036	—	—	—	—	—	(782,036)	(782,036)
Accretion of Series B preferred stock to redemption value	—	—	—	—	—	—	—	—	—	3,396,032	—	—	—	(3,396,032)	(3,396,032)
Accretion of Series C preferred stock to redemption value	—	3,314,580	—				—	—	—	—	—	—	—	(3,314,580)	(3,314,580)
Accretion of Series D preferred stock to redemption value	—	—	—	443,014	—	—	—	—	—	—	—	—	(334,749)	(108,265)	(443,014)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	288,730	—	288,730
Exercise of options	—	—	—	—	—	—	—	—	—	—	14,141	14	16,516	—	16,530
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,136,988)	(22,136,988)

Balance, December 31, 2009	31,115,107	$50,699,727	8,650,519	$8,475,507	—	$—	6,399,998	$11,908,716	28,699,551	$51,802,054	364,313	$364	—	(132,759,028)	(132,758,664)

(continued)

See accompanying notes to financial statements.

	Redeemable, convertible Series C preferred stock		Redeemable, convertible Series D preferred stock		Redeemable, convertible Series E preferred stock		Redeemable, convertible Series A preferred stock		Redeemable, convertible Series B preferred stock		Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
											Shares	Amount
Balance, December 31, 2009	31,115,107	$50,699,727	8,650,519	$8,475,507	—	$—	6,399,998	$11,908,716	28,699,551	$51,802,054	364,313	$364	—	(132,759,028)	(132,758,664)
Issuance of Series E convertible redeemable preferred stock, for $1.543 per share in 2009, net of offering costs of $140,632	—	—	—	—	11,665,019	17,858,492	—	—	—	—	—	—	—	—	—
Accretion of Series A offering costs	—	—	—	—	—	—	—	7,163	—	—	—	—	—	(7,163)	(7,163)
Accretion of Series B offering costs	—	—	—	—	—	—	—	—	—	17,205	—	—	—	(17,205)	(17,205)
Accretion of Series C offering costs	—	171,392	—	—	—	—	—	—	—	—	—	—	—	(171,392)	(171,392)
Accretion of Series D offering costs	—	—	—	311,344	—	—	—	—	—	—	—	—	—	(311,344)	(311,344)
Accretion of Series E offering costs	—	—	—	—	—	21,228	—	—	—	—	—	—	—	(21,228)	(21,228)
Estimated fair value of options for common stock issued for services	—	—	—	—	—	—	—	—	—	—	—	—	63,145	—	63,145
Accretion of Series A preferred stock to redemption value	—	—	—	—	—	—	—	837,230	—	—	—	—	—	(837,230)	(837,230)
Accretion of Series B preferred stock to redemption value	—	—	—	—	—	—	—	—	—	3,633,755	—	—	—	(3,633,755)	(3,633,755)
Accretion of Series C preferred stock to redemption value	—	3,624,798	—	—	—	—	—	—	—	—	—	—	—	(3,624,798)	(3,624,798)
Accretion of Series D preferred stock to redemption value	—	—	—	731,011	—	—	—	—	—	—	—	—	—	(731,011)	(731,011)
Accretion of Series E preferred stock to redemption value	—	—	—	—	—	1,209,142	—	—	—	—	—	—	(398,445)	(810,697)	(1,209,142)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	318,640	—	318,640
Exercise of warrants	—	—	—	—	—	—	8,000	12,493	—	—	—	—	—	—	—
Exercise of options	—	—	—	—	—	—	—	—	—	—	12,865	13	16,660	—	16,673
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(14,791,697)	(14,791,697)

Balance, December 31, 2010	31,115,107	$54,495,917	8,650,519	$9,517,862	11,665,019	$19,088,862	6,407,998	$12,765,602	28,699,551	$55,453,014	377,178	377	—	(157,716,548)	(157,716,171)

(continued)

See accompanying notes to financial statements.

	Redeemable, convertible Series C preferred stock		Redeemable, convertible Series D preferred stock		Redeemable, convertible Series E preferred stock		Redeemable, convertible Series A preferred stock		Redeemable, convertible Series B preferred stock		Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
											Shares	Amount
Balance, December 31, 2010	31,115,107	$54,495,917	8,650,519	$9,517,862	11,665,019	$19,088,862	6,407,998	$12,765,602	28,699,551	$55,453,014	377,178	$377	—	(157,716,548)	(157,716,171)
Accretion of Series A offering costs	—	—	—	—	—	—	—	7,128	—	—	—	—	—	(7,128)	(7,128)
Accretion of Series B offering costs	—	—	—	—	—	—	—	—	—	17,121	—	—	—	(17,121)	(17,121)
Accretion of Series C offering costs	—	170,552	—	—	—	—	—	—	—	—	—	—	—	(170,552)	(170,552)
Accretion of Series D offering costs	—	—	—	309,818	—	—	—	—	—	—	—	—	—	(309,818)	(309,818)
Accretion of Series E offering costs	—	—	—	—	—	22,338	—	—	—	—	—	—	—	(22,338)	(22,338)
Estimated fair value of options for common stock issued for services	—	—	—	—	—	—	—	—	—	—	—	—	29,850	—	29,850
Accretion of Series A preferred stock to redemption value	—	—	—	—	—	—	—	896,085	—	—	—	—	—	(896,085)	(896,085)
Accretion of Series B preferred stock to redemption value	—	—	—	—	—	—	—	—	—	3,888,117	—	—	—	(3,888,117)	(3,888,117)
Accretion of Series C preferred stock to redemption value	—	3,878,533	—	—	—	—	—	—	—	—	—	—	—	(3,878,533)	(3,878,533)
Accretion of Series D preferred stock to redemption value	—	—	—	782,182	—	—	—	—	—	—	—	—	—	(782,182)	(782,182)
Accretion of Series E preferred stock to redemption value	—	—	—	—	—	1,344,579	—	—	—	—	—	—	(360,798)	(983,781)	(1,344,579)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	329,933	—	329,933
Exercise of options	—	—	—	—	—	—	—	—	—	—	705	1	1,015	—	1,016
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,724,813)	(13,724,813)

Balance, December 31, 2011	31,115,107	$58,545,002	8,650,519	$10,609,862	11,665,019	$20,455,779	6,407,998	$13,668,815	28,699,551	$59,358,252	377,883	$378	—	(182,397,016)	(182,396,638)

(continued)

See accompanying notes to financial statements.

	Redeemable, convertible Series C preferred stock		Redeemable, convertible Series D preferred stock		Redeemable, convertible Series E preferred stock		Redeemable, convertible Series A preferred stock		Redeemable, convertible Series B preferred stock		Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
											Shares	Amount
Balance, December 31, 2011	31,115,107	$58,545,002	8,650,519	$10,609,862	11,665,019	$20,455,779	6,407,998	$13,668,815	28,699,551	$59,358,252	377,883	$378	—	(182,397,016)	(182,396,638)
Accretion of Series A offering costs (unaudited)	—	—	—	—	—	—	—	3,564	—	—	—	—	—	(3,564)	(3,564)
Accretion of Series B offering costs (unaudited)	—	—	—	—	—	—	—	—	—	8,561	—	—	—	(8,561)	(8,561)
Accretion of Series C offering costs (unaudited)	—	85,276	—	—	—	—	—	—	—	—	—	—	—	(85,276)	(85,276)
Accretion of Series D offering costs (unaudited)	—	—	—	154,909	—	—	—	—	—	—	—	—	—	(154,909)	(154,909)
Accretion of Series E offering costs (unaudited)	—	—	—	—	—	11,169	—	—	—	—	—	—	—	(11,169)	(11,169)
Estimated fair value of options for common stock issued for services (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	14,752	—	14,752
Accretion of Series A preferred stock to redemption value (unaudited)	—	—	—	—	—	—	—	480,719	—	—	—	—	—	(480,719)	(480,719)
Accretion of Series B preferred stock to redemption value (unaudited)	—	—	—	—	—	—	—	—	—	2,085,842	—	—	—	(2,085,842)	(2,085,842)
Accretion of Series C preferred stock to redemption value (unaudited)	—	2,080,700	—	—	—	—	—	—	—	—	—	—	—	(2,080,700)	(2,080,700)
Accretion of Series D preferred stock to redemption value (unaudited)	—	—	—	419,614	—	—	—	—	—	—	—	—	—	(419,614)	(419,614)
Accretion of Series E preferred stock to redemption value (unaudited)	—	—	—	—	—	721,320	—	—	—	—	—	—	(154,579)	(566,741)	(721,320)
Share-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	139,827	—	139,827
Exercise of options (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,280,162)	(3,280,162)

Balance, June 30, 2012 (unaudited)	31,115,107	$60,710,978	8,650,519	$11,184,385	11,665,019	$21,188,268	6,407,998	$14,153,098	28,699,551	$61,452,655	377,883	$378	—	(191,574,273)	(191,573,895)

See accompanying notes to financial statements.

GLOBEIMMUNE, INC.

Statements of Cash Flows

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Cash flows from operating activities:
Net loss	$(22,136,988)	(14,791,697)	(13,724,813)	(6,443,027)	(3,280,162)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,842,163	1,320,875	952,074	488,954	461,546
Accretion expense for asset retirement costs	11,082	10,163	—	—	—
Share-based compensation	288,730	318,640	329,933	174,200	139,827
Amortization of deferred financing costs	24,218	—	—	—	—
Stock-based payments for services	27,297	63,145	29,850	13,805	14,752
Noncash interest expense from debt discount from issuance of warrants	150,385	—	—	—	—
Noncash expense (income) from change in valuation of warrants	919,646	(205,904)	1,135,032	(408,162)	326,476
Loss on extinguishment of convertible notes payable	536,607	—	—	—	—
Interest expense converted to preferred stock	42,846	—	—	—	—
Gain on sale of property and equipment	(3,840)	—	—	—	—
Proceeds from tenant improvement reimbursement	—	—	369,297	—	—
Changes in operating assets and liabilities:
Decrease (increase) in other current assets	156,080	10,967	(29,108)	(91,656)	(1,442,894)
Increase (decrease) in accounts payable	(1,003,484)	(257,578)	182,331	177,144	336,274
Increase (decrease) in accrued liabilities	(102,879)	(243,831)	141,984	14,809	232,213
Increase (decrease) in deferred revenue	27,457,627	(4,067,797)	5,892,158	(2,012,858)	(5,388,607)
Increase (decrease) in other long-term liabilities	(172,032)	50,712	(283,766)	161,824	(81,747)

Net cash provided by (used in) operating activities	8,037,458	(17,792,305)	(5,005,028)	(7,924,967)	(8,682,322)

Cash flows from investing activities:
Purchase of property and equipment	(148,336)	(2,375,328)	(132,751)	(79,193)	(73,053)
Sale of property and equipment	12,000	—	—	—	—
Decrease (increase) in restricted cash	—	50,000	—	—	—

Net cash used in investing activities	(136,336)	(2,325,328)	(132,751)	(79,193)	(73,053)

Cash flows from financing activities:
Proceeds from issuance of Series D redeemable, convertible preferred stock	10,000,000	—	—	—	—
Proceeds from issuance of Series E redeemable, convertible preferred stock	—	17,999,124	—	—	—
Preferred stock issuance costs	(131,381)	(140,632)	—	—	—
Proceeds from issuance of common stock	16,530	16,673	1,016	1,016	—
Proceeds from exercise of warrants	—	10,000	—	—	—
Proceeds from issuance of convertible notes payable	2,999,989	—	—	—	—
Repayment of debt	(1,962,246)	—	—	—	—
Debt issuance costs	(88,724)	—	—	—	—

Net cash provided by financing activities	10,834,168	17,885,165	1,016	1,016	—

Net increase (decrease) in cash and cash equivalents	18,735,290	(2,232,468)	(5,136,763)	(8,003,144)	(8,755,375)
Cash and cash equivalents, beginning of period	3,788,552	22,523,842	20,291,374	20,291,374	15,154,611

Cash and cash equivalents, end of period	$22,523,842	20,291,374	15,154,611	12,288,230	6,399,236

Supplemental disclosures of noncash investing and financing activities:
Conversion of notes payable to redeemable, convertible preferred stock	$2,999,989	—	—	—	—
Conversion of accrued interest on notes payable to redeemable, convertible preferred stock	42,846	—	—	—	—
Accretion of preferred stock (dividends)	7,935,662	10,035,936	10,789,496	5,394,749	5,788,195
Accretion of preferred stock (offering costs)	468,957	528,332	526,957	263,479	263,479
Warrants issued in connection with notes payable converted to redeemable, convertible preferred stock	603,767	—	—	—	—
Warrant issued in connection with redeemable, convertible preferred stock – Series D	2,052,662	—	—	—	—
Reclassified fair value of exercised warrants	—	2,493	—	—	—
Supplemental cash flow information:
Interest paid	$98,657	—	—	—	—

See accompanying notes to financial statements.

GLOBEIMMUNE, INC.

Notes to Financial Statements

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June  30, 2011 and 2012 is unaudited)

(1)	Organization and Nature of Business

GlobeImmune, Inc. (the Company) was incorporated in Delaware on June 5, 2002. The Company is a biopharmaceutical company focused on developing therapeutic products for cancer and infectious diseases based on its proprietary Tarmogen platform. The Company has four product candidates in five ongoing clinical trials and it has two strategic collaborations, one with Celgene Corporation (Celgene) for oncology product candidates and one with Gilead Sciences, Inc. (Gilead) for chronic hepatitis B virus (HBV) infection. The Company’s lead cancer program, GI-4000, in collaboration with Celgene, is in Phase 2b testing for pancreas cancer and in Phase 2a testing for non-small cell lung cancer (NSCLC) and colon cancer. The Company’s wholly-owned lead infectious disease program, GI-5005, is in Phase 2b testing for chronic hepatitis C virus (HCV) infection.

The Company’s operations are subject to certain risks and uncertainties. The risks include negative outcome of clinical trials, inability or delay in completing clinical trials or obtaining regulatory approvals, changing market conditions for products being developed by the Company, more stringent regulatory environment, the need to retain key personnel and protect intellectual property, product liability, and the availability of additional capital financing on terms acceptable to the Company. Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, the Company is unable to accurately predict the timing or amount of future expenses or when, or if, it will be able to achieve or maintain profitability. Currently, the Company has no products approved for commercial sale, and to date it has not generated any product revenue. The Company has financed its operations primarily through the sale of equity securities, upfront payments pursuant to collaboration agreements, government grants and capital lease and equipment financing. The size of the Company’s future net losses will depend, in part, on the rate of growth or contraction of expenses and the level and rate of growth, if any, of revenues. The Company’s ability to achieve profitability is dependent on its ability, alone or with others, to complete the development of its product candidates successfully, obtain the required regulatory approvals, manufacture and market its proposed products successfully or have such products manufactured and marketed by others and gain market acceptance for such products. There can be no assurance as to whether or when the Company will achieve profitability.

(2)	Liquidity Risks

The Company has incurred operating losses and has an accumulated deficit as a result of ongoing research and development spending. As of June 30, 2012 (unaudited), the Company had an accumulated deficit of $191,574,273. The Company had net losses of $22,136,988, $14,791,697, $13,724,813, $6,443,027 and $3,280,162 for the years ended December 31, 2009, 2010 and 2011, and the six months ended June 30, 2011 and 2012 (unaudited), respectively. The Company’s losses have resulted principally from costs incurred in its discovery and development activities. The Company anticipates that its operating losses will substantially increase over the next several years as it expands discovery, research and development activities, including clinical development of its Tarmogen product candidates.

The Company has historically financed its operations primarily through the sale of equity securities, upfront payments pursuant to collaboration agreements, government grants and capital lease and equipment financing. The Company will continue to be dependent upon such sources of funds until it is able to generate positive cash flows from its operations. The Company believes that its existing cash and cash equivalents as of December 31, 2011 will be sufficient to fund its operations through at least January 1, 2013. As of June 30, 2012 (unaudited), the Company believes cash and cash equivalents and contingent, future milestone payments from the Company’s collaboration agreements will be sufficient to fund its operations through at least July 1, 2013.

The Company intends to fund future operations through the sale of its equity securities, potential milestone payments if achieved and possible future collaboration partnerships. There can be no assurance that sufficient funds will be available to the Company when needed from equity financings. If the Company is unable to obtain additional funding from these or other sources when needed, or to the extent needed, it may be necessary to

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

significantly reduce its current rate of spending through reductions in staff and delaying, scaling back, or stopping certain research and development programs. Insufficient liquidity may also require the Company to relinquish greater rights to product candidates at an earlier stage of development or on less favorable terms to it or its stockholders than the Company would otherwise choose. These events could prevent the Company from successfully executing on its operating plan and could raise substantial doubt about the Company’s ability to continue as a going concern in future periods.

(3)	Summary of Significant Accounting Policies

(a)	Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the accompanying financial statements relate to the estimated useful lives of property and equipment; the estimated fair values of warrants for redeemable, convertible preferred stock; and the estimated fair values of share-based awards, including the estimated fair value of the underlying common stock.

(b)	Unaudited Interim Financial Data

The accompanying balance sheet as of June 30, 2012, statements of operations and comprehensive loss and of cash flows for the six months ended June 30, 2011 and 2012 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary to state fairly the Company’s financial position as of June 30, 2012 and the results of operations and cash flows for the six months ended June 30, 2011 and 2012. The financial data and other information disclosed in these notes to the financial statements related to the six months ended June 30, 2011 and 2012 and the unaudited statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2012 are unaudited. The results for the six months ended June 30, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012 or for any other interim period.

(c)	Reverse Stock Split

On August 31, 2012, the Company affected a 1-for-7.3 reverse stock split of the Company’s common stock after approval by the Company’s stockholders. In connection with the reverse stock split, the Company filed a Certificate of Amendment of its Restated Certificate of Incorporation with the Secretary of State of Delaware on August 31, 2012 affecting the reverse stock split. This reverse stock split has been reflected retroactively for all periods presented in the financial statements.

(d)	Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturity dates of 90 days or less to be cash equivalents. The Company places its temporary cash investments on deposit with financial institutions it believes to be of high quality. Cash equivalents have maturities of 90 days or less, and their carrying amounts approximate fair value.

(e)	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company has established guidelines to limit its exposure to credit risk by placing investments with high credit quality financial institutions, diversifying its investment portfolio, and making investments with maturities that maintain safety and liquidity. At December 31, 2011 and June 30, 2012

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

(unaudited), the Company’s cash equivalents were with money market funds that invest in securities issued by the U.S. Treasury.

(f)	Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, and major additions, replacements, and improvements are capitalized. Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful life.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives as follows:

Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or life of the lease
Laboratory machinery and equipment	5 years
Computer equipment	3 years

The cost of assets sold and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in the statements of operations and comprehensive loss in the period in which such sale or disposition occurs. Depreciation and amortization expense for 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012 (unaudited) was $1,842,163, $1,320,875, $952,074, $488,954 and $461,546, respectively.

(g)	Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future undiscounted cash flows. Impairment losses are recorded for the difference between the carrying value and the estimated fair value of the long-lived assets. The Company has not yet generated positive cash flows, and such cash flows may not materialize for a significant period in the future. As a result, it is reasonably possible that future evaluations of long-lived assets may result in a conclusion that such assets have been impaired.

(h)	Other Assets

As of December 31, 2010 and 2011 and June 30, 2012 (unaudited), other assets consisted of restricted cash collateralizing a $100,000, irrevocable standby letter of credit as security on a lease agreement for the corporate headquarters building. The letter of credit automatically renews annually, but not beyond October 31, 2013.

(i)	Accrued Liabilities

The Company makes estimates of its accrued expenses by identifying services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when it have not yet been invoiced or otherwise notified of actual cost. The majority of the Company’s service providers invoice it monthly in arrears for services performed. Examples of estimated accrued expenses include:

•	fees owed to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees owed to investigative sites in connection with clinical trials;

•	fees owed to contract manufacturers in connection with the production of clinical trial materials;

•	fees owed for professional services;

•	property taxes; and

•	unpaid salaries, wages, and benefits.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

Accrued liabilities consisted of the following as of:

	December 31,		June 30, 2012
	2010	2011
			(unaudited)
Accrued compensation	$507,969	639,127	466,346
Accrued clinical trial holdbacks	178,693	140,463	147,422
Deferred rent-short term	—	149,862	158,041
Fair value of warrants-short term	—	151,554	132,640
Other	515,880	415,074	804,930

Total accrued liabilities	$1,202,542	1,496,080	1,709,379

As of December 31, 2010 and 2011 and June 30, 2012 (unaudited), accrued liabilities included $178,693, $140,463 and $147,422, respectively, of holdbacks representing five percent of payments due to entities conducting clinical trials for patient-related fees. The holdbacks will be paid upon completion of the studies and when all data has been received and validated by the Company.

(j)	Deferred Revenue

The Company records amounts received but not earned under its collaboration agreements as deferred revenue, which are then classified as either current or long-term in the accompanying balance sheets based on the period during which they are expected to be recognized as revenue.

(k)	Stock-Based Compensation

The Company accounts for stock compensation pursuant to ASC Topic 718, Compensation-Stock Compensation. The Company applies the straight-line attribution method and, accordingly, amortizes the fair value of each option over the requisite service period through the last separately vesting portion of the award. Employee stock options granted by the Company are generally structured to qualify as “incentive stock options” (ISOs). Under current tax regulations, the Company does not receive a tax deduction for the issuance, exercise, or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time the Company may receive a tax deduction. The Company does not record tax benefits related to ISOs unless and until a disqualifying disposition occurs.

The Company accounts for stock options issued to nonemployees in accordance with the provisions of ASC Topic 718 and ASC Subtopic 505-50, Equity-Based Payments to Nonemployees, which requires valuing the stock options using a Black-Scholes option pricing model and remeasuring such stock options to their current fair value until the performance date has been reached.

(l)	Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. A valuation allowance is recorded to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. As of December 31, 2010 and 2011 and June 30, 2012 (unaudited), the Company has no unrecognized uncertain tax positions.

(m)	Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, restricted cash, accrued compensation, accrued clinical holdbacks and accounts payable, approximate fair value due to their short-term maturities.

The Company accounts for its preferred stock warrants pursuant to ASC Topic 480, Distinguishing Liabilities from Equity, and classifies warrants for redeemable preferred stock as liabilities. The warrants are reported as short-term or long-term liabilities, depending on their remaining term, at their estimated fair value at December 31, 2010 and 2011 and June 30, 2012 (unaudited), and any changes in fair value are reflected in other income (expense).

The fair value of all the outstanding warrants at December 31, 2010 and 2011 and June 30, 2012 (unaudited) was $4,169,498, $5,304,530 and $5,631,006, respectively (see note 6).

(n)	Segment Information

The Company operates in one segment, which is the business of developing and commercializing various biopharmaceutical products.

(o)	Research and Development Expenses

During 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012 (unaudited), the Company incurred $16,015,755, $14,129,477, $12,063,403, $6,137,687 and $6,007,189, respectively, in expenses relating to research and development. Research and development costs are expensed as incurred. These costs consist primarily of salaries, supplies, and contract services relating to the development of new products and technologies.

The Company contracts with third parties to perform a range of clinical trial activities in the ongoing development of its product candidates. The terms of these agreements vary and may result in uneven payments. Payments under these contracts depend on factors such as the progress toward achievement of certain defined milestones, the successful enrollment of patients, and other events.

(p)	Comprehensive Income (Loss)

Comprehensive income (loss), as defined, includes all changes in equity during a period from nonowner sources. Net loss is the Company’s only component of comprehensive loss for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited).

(q)	Revenue Recognition

In 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), the Company’s revenue is in the form of upfront fees derived from the discovery, development and commercialization of multiple product candidates based on targeted molecular immunotherapy for the treatment of cancer and infectious diseases for the Company’s collaborators. The Company’s agreements with its collaborators include

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

fees based on a nonrefundable upfront fee, nonrefundable milestone payments that are triggered upon achievement of specific development or regulatory goals, and future royalties on sales of products that result from the collaboration (see note 7(a) and 7(b)).

The Company recognizes revenue in accordance with ASC Topic 605 Revenue Recognition (ASC 605). ASC 605 establishes four criteria, each of which must be met, in order to recognize revenue related to the performance of services or the shipment of products. Revenue is recognized when (a) persuasive evidence of an arrangement exists, (b) products are delivered or services are rendered, (c) the sales price is fixed or determinable, and (d) collectability is reasonably assured.

The collaboration agreements include a combination of upfront fees, milestone payments and royalties and are evaluated to determine whether each deliverable under the agreement has value to the customer on a stand-alone basis and whether reliable evidence of fair value for the deliverable exists. Deliverables in an arrangement that do not meet the separation criteria are treated as a single unit of accounting, generally applying applicable revenue recognition guidance for the final deliverable to the combined unit of accounting in accordance with ASC 605.

The Company recognizes revenue from nonrefundable upfront payments on a straight-line basis over the estimated term of performance under the agreements. Since the term is not specifically identifiable in the agreements, management has estimated the performance terms based on the likelihood and forecasted achievement of development commitments, and other significant commitments of the Company. These advance payments are deferred and recorded as deferred revenue upon receipt, pending recognition, and are classified as a short-term or long-term liability in the accompanying balance sheets.

Management evaluates the likely performance period under its collaboration agreements on a periodic basis. If there are changes to the estimated performance periods as a result of the outcome of certain events, the period over which the nonrefundable upfront payments are recognized will be adjusted prospectively. The events that will impact the estimation of the performance period include, among others, the success of the drug candidate programs and the likelihood of the collaborator exercising their options under the collaboration agreement.

Each milestone payment is recognized as revenue when the specific milestone is achieved and royalties are recorded when earned. To date, the Company has not recognized any revenue in connection with milestone payments or royalties.

Revenue recognition related to upfront payments and to milestone payments could be accelerated in the event of early termination of drug programs or, alternatively, decelerated if programs are extended. As such, while changes to such estimates have no impact on its reported cash flows, the Company’s reported revenue is significantly influenced by its estimates of the period over which its obligations are expected to be performed.

(r)	Net Loss per Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share reflects the additional dilution from potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options and warrants. The treasury stock method is used to calculate the potential dilutive effect of these common stock equivalents. Potentially dilutive shares are excluded from the computation of diluted net loss per share when their effect is anti-dilutive. As a result of the Company’s net losses for all periods presented, all potentially dilutive securities were anti-dilutive and therefore have been excluded from the computation of diluted net loss per share.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Historical net loss per share:

Numerator:
Net loss attributable to GlobeImmune, Inc. common stockholders	$(30,541,607)	(25,355,965)	(25,041,266)	(12,101,253)	(9,331,836)

Denominator:
Weighted-average common shares used in computing net loss per share of common stock-basic and diluted	360,573	368,482	377,835	377,479	377,883

Net loss per share of common stock attributable to GlobeImmune, Inc. stockholders-basic and diluted	$(84.70)	(68.81)	(66.28)	(32.06)	(24.70)

Pro forma net loss per share (unaudited)(1):

Numerator:
Net loss attributable to GlobeImmune, Inc. common stockholders			$(25,041,266)		$(9,331,836)
Add back: loss on change in fair value of warrants (unaudited)			1,135,032		326,476
Add back: Preferred stock dividends and accretion of offering costs to redemption value (unaudited)			11,316,453		6,051,674

Net loss used in computing pro forma net loss per share of common stock attributable to GlobeImmune, Inc. stockholders-basic and diluted (unaudited)			$(12,589,781)		$(2,953,686)

Denominator:
Basic and diluted weighted-average common shares, as used above			377,835		377,883
Add back: pro forma adjustment to reflect weighted- average of assumed conversion of convertible preferred stock (unaudited)			11,854,493		11,854,493

Weighted-average shares used in computing pro forma basic and diluted net loss per common share			12,232,328		12,232,376

Pro forma net loss per share of common stock attributable to GlobeImmune, Inc. stockholders - basic and diluted (unaudited)			$(1.03)		$(0.24)

(1)	The pro forma net loss per share reflects the assumed conversion of all outstanding shares of redeemable, convertible preferred stock as of December 31, 2011 and June 30, 2012 into 11,854,493 shares of common stock which will occur upon the closing of the Company’s proposed initial public offering. The numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove the preferred stock dividends and accretion of offering costs to redemption value as this charge will be eliminated upon the automatic conversion of all outstanding shares of redeemable, convertible preferred stock. In addition, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted for losses resulting from remeasurement of the preferred stock warrant liability as these measurements would no longer be required when the preferred stock warrants become warrants to purchase shares of the Company’s common stock upon the closing of the Company’s proposed initial public offering.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share during each period as the effect was anti-dilutive:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Weighted-average convertible preferred stock upon conversion to common stock (as converted basis)*	9,688,050	11,789,680	11,854,493	11,854,493	11,854,493
Weighted-average warrants to purchase convertible preferred stock (as converted basis)*	340,625	475,647	475,257	475,257	475,257
Outstanding stock options and warrants to purchase common stock at period-end	1,508,843	1,706,480	1,558,273	1,790,632	1,674,227

Total	11,537,518	13,971,807	13,888,023	14,120,382	14,003,977

*	The convertible preferred stock and convertible preferred stock warrants were computed on an as converted basis using a 7.3-to-one conversion ratio for all periods presented. See note 6 for conversion ratio adjustments that may be applicable upon future events.

(s)	Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, or ASU 2011-11. Under ASU 2011-11, an entity is required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. ASU 2011-11 is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of ASU 2011-11 did not have an impact on the Company’s financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)”, or ASU 2011-05. ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance in ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company elected to present the components of net income and other comprehensive income in a single continuous statement. ASU 2011-05 was effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The Company adopted ASU No. 2011-05 on January 1, 2012 and it did not have a material impact on the Company’s financial statements.

In December 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, or ASU 2011-12. Under ASU 2011-12, the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of Update 2011-05 are reinstated, effective for

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-12 did not have a material impact on the Company’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, or ASU 2011-04. ASU 2011-04 was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and International Financial Reporting Standards, or IFRS. The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU 2011-04 will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Company’s financial statements.

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or JOBS Act, the Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. This election is irrevocable.

(t)	Fair Value Measurements

In general, asset and liability fair values are determined using the following categories:

Level 1 – inputs utilize quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs and include situations where there is little, if any, market activity for the balance sheet items at period end. Pricing inputs are unobservable for the terms and are based on the Company’s own assumptions about the assumptions that a market participant would use.

The Company’s financial instruments, including money market investments and warrants, are measured at fair value on a recurring basis. The carrying amount of money market investments as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) approximates fair value based on quoted prices in active markets, or Level 1 inputs. The carrying amount of outstanding warrants as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) approximates fair value based on unobservable inputs, or Level 3 inputs, using assumptions made by the Company, including pricing, volatility, and expected term. There were no transfers between levels for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited).

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

Assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2011 and June 30, 2012 (unaudited):

Description	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant unobservable inputs (Level 3)	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant unobservable inputs (Level 3)	June 30, 2012		Quoted prices in active markets for identical assets (Level 1)		Significant unobservable inputs (Level 3)
Assets measured at fair value:							(unaudited	)	(unaudited	)	(unaudited	)
Money market investments (included in cash and cash equivalents)	$18,027,128	18,027,128	—	6,101,734	6,101,734	—	3,186,422		3,186,422		—

Liabilities measured at fair value:
Warrants (included in accrued liabilities and other long-term liabilities)	$4,169,498	—	4,169,498	5,304,530	—	5,304,530	5,631,006		—		5,631,006

A reconciliation of the beginning and ending balances of the Company’s assets and liabilities measured at fair value using significant unobservable, or Level 3, inputs is as follows:

Warrants
Balance of liability at January 1, 2009	$(801,820)
Fair value of warrants issued	(2,656,429)
Loss included in net loss:
Loss due to change in fair value	(919,646)

Balance of liability at December 31, 2009	(4,377,895)
Fair value of warrants exercised	2,493
Gain included in net loss:
Gain due to change in fair value	205,904

Balance of liability at December 31, 2010	(4,169,498)
Loss included in net loss:
Loss due to change in fair value	(1,135,032)

Balance of liability at December 31, 2011	(5,304,530)
Loss included in net loss:
Loss due to change in fair value (unaudited)	(326,476)

Balance of liability at June 30, 2012 (unaudited)	$(5,631,006)

Gains (losses) included in net loss for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012 (unaudited) were reported in other income (expense).

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

(4)	Cash and Cash Equivalents

The following is a summary of cash and cash equivalents and their fair values at:

	Amortized cost	Unrealized gains	Unrealized losses	Fair market value
December 31, 2010:
Cash	$2,264,246	—	—	2,264,246
Money market funds	18,027,128	—	—	18,027,128

Total for December 31, 2010	$20,291,374	—	—	20,291,374

December 31, 2011:
Cash	$9,052,877	—	—	9,052,877
Money market funds	6,101,734	—	—	6,101,734

Total for December 31, 2011	$15,154,611	—	—	15,154,611

June 30, 2012:
Cash (unaudited)	$3,212,814	—	—	3,212,814
Money market funds (unaudited)	3,186,422	—	—	3,186,422

Total for June 30, 2012 (unaudited)	$6,399,236	—	—	6,399,236

(5)	Property and Equipment

Property and equipment consist of the following at:

	December 31,		June 30, 2012
	2010	2011
			(unaudited)
Furniture and fixtures	$212,471	212,471	212,471
Leasehold improvements	7,530,723	7,560,419	7,562,560
Laboratory equipment	3,589,062	3,676,748	3,702,574
Computer and office equipment	512,738	528,107	573,193

	11,844,994	11,977,745	12,050,798
Less accumulated depreciation	(8,957,178)	(9,909,252)	(10,370,798)

	$2,887,816	2,068,493	1,680,000

(6)	Redeemable, Convertible Preferred Stock and Stockholders’ Equity

(a)	Stockholders Agreement

All stockholders are party to a stockholders agreement that significantly restricts the transferability of shares of the Company’s capital stock and provides for other corporate governance matters. The stockholders agreement also gives the Company right of first offer on the purchase of shares from stockholders.

(b)	Series C Redeemable, Convertible Preferred Stock

In the third quarter of 2007, the Company issued 28,482,897 shares of Series C redeemable, convertible (Series C) preferred stock for cash of $1.445 per share. Each share is currently convertible into shares of common stock on approximately a 7.3-for-one basis. Holders of Series C preferred stock possess certain rights, including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

preemptive rights relative to holders of common stock, Series A redeemable, convertible (Series A) preferred stock and Series B redeemable, convertible (Series B) preferred stock. In the event of a liquidation event, holders of Series C preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series C preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series C preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series C preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series C preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

During March and April 2009, the Company issued $2,999,989 of unsecured convertible promissory notes at an interest rate of 8.0%. Upon the closing of the sale of Series D redeemable, convertible (Series D) preferred stock, these notes and the accrued interest converted to Series C preferred stock at $1.156 per share. The existing stockholders waived their antidilution rights as part of the issuance of the notes. In connection with the issuance and conversion of these unsecured convertible promissory notes, the Company issued warrants to purchase 622,826 shares of Series C preferred stock for $1.445 per share. At the date of issuance, the Company estimated the value of the warrants at $603,767 using the Black-Scholes option pricing model, and the following assumptions: 10-year term, 87.5% volatility, and a risk-free interest rate of 2.87%.

The Company recorded the proceeds from the convertible promissory notes based on the fair value of the warrants and the debt and, as such, recorded a debt discount of $603,767 for the allocated value of the warrants. This debt discount was recorded as additional interest expense of $134,419, through May 14, 2009, the date that the convertible promissory notes were converted to 2,632,210 shares of Series C preferred stock at $1.156 per share. The carrying amount of the debt for accounting purposes was $2,573,487 on the conversion date and, accordingly, the Company recorded a loss upon the extinguishment of $536,607, equal to the difference between the carrying value, and the fair value of the Series C, which extinguished the convertible notes. This amount is included in other income (loss) in the accompanying statements of operations and comprehensive loss.

(c)	Series D Redeemable, Convertible Preferred Stock

In May 2009, the Company issued 8,650,519 shares of Series D preferred stock for $10,000,000 at $1.156 per share with Celgene. In connection with the closing, the existing stockholders waived their antidilution rights. Each share is currently convertible into shares of common stock on approximately a 7.3-for-one basis. Holders of Series D preferred stock possess certain rights, including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock, Series A preferred stock and Series B preferred stock. In the event of a liquidation event, holders of Series D preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series D preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series D preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series D preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series D preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

In connection with the closing, the Company also issued warrants to purchase 2,076,125 shares of Series C preferred stock for $1.445 per share. The warrants expire 10 years from the date of issuance and were accounted for as a preferred stock issuance cost, with the estimated fair value of $2,052,662 determined using the Black-Scholes option pricing model, and the following assumptions: 10-year term, 90.5% volatility, and a risk-free interest rate of 3.29%.

(d)	Series E Redeemable, Convertible Preferred Stock

In January 2010, the Company issued 11,665,019 shares of Series E redeemable, convertible (Series E) preferred stock for approximately $17,999,124 at $1.543 per share. Each share is currently convertible into shares of common stock on approximately a 7.3-for-one basis. Holders of Series E preferred stock possess certain rights, including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock, Series A preferred stock and Series B preferred stock. In the event of a liquidation event, holders of Series E preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series E preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series E preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series E preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series E preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

(e)	Series A Redeemable, Convertible Preferred Stock

In June and October 2003, the Company issued 3,999,999 shares of Series A preferred stock for cash of $1.25 per share and the conversion of $100,000 in aggregate principal amount of convertible promissory notes and $1,532 in aggregate accrued interest thereon. In September 2004, the Company issued 2,399,999 shares of Series A preferred stock for cash of $1.25 per share. Each share is currently convertible into shares of common stock on approximately a 7.3-for-one basis. Holders of Series A preferred stock possess certain rights including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock. In the event of a liquidation event, holders of Series A preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series A preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series A preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series A preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series A preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

During 2010, a warrant for 8,000 shares was exercised for Series A preferred stock at an exercise price of $1.25 per warrant. The total proceeds of $10,000 was recorded as redeemable convertible preferred stock Series A and the fair value of the warrant at the exercise date was reclassified to redeemable convertible preferred stock Series A.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

(f)	Series B Redeemable, Convertible Preferred Stock

During 2005, the Company closed on several issuances of Series B preferred stock for cash and convertible promissory notes payable at $1.338 per share as follows:

		Amount	Shares
Initial closing	June 2005	$25,050,000	18,721,973
Second closing	July 2005	3,500,001	2,615,845
Third closing	August 2005	4,750,000	3,550,073
Fourth closing	September 2005	1,000,000	747,384
Fifth closing	September 2005	2,000,000	1,494,768
Sixth closing	October 2005	1,000,001	747,385
Final closing	December 2005	1,100,001	822,123

		$38,400,003	28,699,551

The initial closing in June 2005 included the conversion of $2,750,000 in aggregate principal amount of convertible promissory notes and $50,342 of aggregate accrued interest thereon. Each share of Series B is currently convertible into shares of common stock on approximately a 7.3-for-one basis. Holders of Series B preferred stock possess certain rights, including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock. In the event of a liquidation event, holders of Series B preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series B preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series B preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series B preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series B preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

(g)	Stock Option Plan

During 2002, the Company established a stock option plan (the 2002 Option Plan) providing for the grant of options to purchase common shares to outside directors, executives, certain key employees, and consultants. The board of directors administers the plan and approves stock option grants. Stock options granted under the plan are exercisable at a price equal to the price determined by the committee on the date of the grant. The options are exercisable under the vesting terms as determined by the board and generally expire 10 years from the date of grant.

As of December 31, 2011 and June 30, 2012 (unaudited), there were 1,927,358 shares authorized, of which 333,782 and 217,803 shares, respectively, are available for future issuance under the 2002 Option Plan.

The 2002 Option Plan is administered by the Board of Directors, which has the authority to select the individuals to whom awards will be granted, the number of shares, vesting exercise price and term of each option grant. Generally, options have a four-year annual vesting term, an exercise price equal to the market value of the underlying shares at the grant date and a ten-year life from the date of grant.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options for employee grants and used the following assumptions to obtain the weighted average grant date fair values:

	Year Ended December 31,			Six Months Ended June 30, 2012
	2009	2010	2011
				(unaudited)
Risk-free interest rate	2.1% - 2.7%	1.8% - 2.7%	2.2%	1.3%
Expected life (in years)	5.7 - 6.2	6.0 - 6.1	5.9 - 6.0	5.8 - 6.0
Expected volatility	83.5% - 91.5%	83.5% - 86.7%	86.9% - 87.1%	90.9% - 91.2%

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options for nonemployee grants and used the following assumptions to obtain the weighted average grant date fair values:

	Year Ended December 31,			Six Months Ended June 30, 2012
	2009	2010	2011
				(unaudited)
Risk-free interest rate	2.0% - 3.6%	2.1% - 3.6%	1.6% - 3.5%	1.4% - 2.2%
Expected life (in years)	10.0	10.0	10.0	10.0
Expected volatility	84.0% - 95.0%	82.5% - 85.5%	82.9% - 84.8%	83.3% - 85.2%

The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, volatility, and expected lives of the options. Since the Company has a limited history of stock activity, expected volatility is based on historical data from several public companies similar in size and nature of operations to the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant for a period commensurate with the expected term of the grant. The expected term (without regard to forfeitures) for options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted. Since the Company has limited employee share option exercises, the expected term was determined using the average of the vesting periods and expirations.

To value its common stock for measuring equity based awards, the Company first estimated its enterprise value and then allocated this value to the underlying classes of equity using the option pricing method as outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (AICPA Practice Aid). The option pricing method treats common stock and preferred stock as call options on a subject company’s equity value, with exercise prices based on the liquidation preference of the preferred stock. The model estimates the fair value of each class of securities as a function of the current estimated fair value of the company. The characteristics of each class of stock are examined, including: (1) the conversion ratio; (2) the liquidation preferences assigned to the preferred classes of stock; and (3) the exercise price for all outstanding options and warrants. Under this method, value is allocated to common shares only in circumstances where the total equity value exceeds the liquidation rights associated with the preferred shares. The option-pricing method provides the stockholder the right, but not the obligation, to buy the underlying net assets at a predetermined price or “strike” price. The strike price is determined by analyzing the break points at which value would be allocated to each class of stock, based on the distribution characteristics associated with the equity.

Share-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures are estimated at the time of grant using actual historical forfeiture experience and are revised in subsequent periods if actual forfeitures differ from those estimates.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

The following table summarizes common stock option and warrant activities for common stock options and warrants issued to employees, directors, and consultants:

	Number of common stock options and warrants	Weighted average exercise price	Weighted average remaining contractual term (years)
Outstanding at December 31, 2008	1,304,464	$1.24
Granted	231,429	1.72
Exercised	(14,137)	1.17
Canceled	(12,913)	1.35

Outstanding at December 31, 2009	1,508,843	1.31
Granted	300,826	2.92
Exercised	(12,855)	1.30
Canceled	(90,334)	1.62

Outstanding at December 31, 2010	1,706,480	1.58
Granted	89,386	2.81
Exercised	(704)	1.44
Canceled	(236,889)	1.61

Outstanding at December 31, 2011	1,558,273	1.65	5.9
Granted (unaudited)	116,638	4.23
Canceled (unaudited)	(684)	14.60

Outstanding at June 30, 2012 (unaudited)	1,674,227	1.82	5.8

Exercisable at December 31, 2011	1,295,030	1.45	5.5
Exercisable at June 30, 2012 (unaudited)	1,373,344	1.50	5.1

The following table summarizes information about stock options issued to employees, directors, and consultants that is outstanding at December 31, 2011:

	Common stock options and warrants outstanding		Common stock options and warrants exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price
$ 1.10	553,699	3.69	553,699	$1.10
1.17	40,625	5.34	40,625	1.17
1.39	435,388	6.19	426,183	1.39
1.61	148,222	7.28	107,907	1.61
1.98	47,750	7.75	36,046	1.98
2.34	16,306	9.21	4,945	2.34
2.92	315,599	8.53	124,941	2.92
14.60	684	0.45	684	14.60

	1,558,273		1,295,030

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

The following table summarizes information about stock options issued to employees, directors, and consultants that is outstanding at June 30, 2012 (unaudited):

	Common stock options and warrants outstanding		Common stock options and warrants exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price
(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
$ 1.10	553,699	3.20	553,699	$1.10
1.17	40,625	4.84	40,625	1.17
1.39	435,388	5.69	435,388	1.39
1.61	148,222	6.78	125,872	1.61
1.98	47,750	7.25	41,307	1.98
2.34	16,306	8.71	7,388	2.34
2.92	315,599	8.03	167,310	2.92
4.23	116,638	9.75	1,755	4.23

	1,674,227		1,373,344

The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited) was $1.17, $1.97, $1.61, $1.61 and $3.14 per share, respectively. The total grant date fair value of options that vested during 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited) was $367,181, $226,379, $386,254, $251,011 and $116,776, respectively. The total intrinsic value, or the difference between the aggregate exercise price and the aggregate fair market price on the day of exercise, of options exercised during the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited) was $6,182, $20,913, $630, $630 and $0, respectively. The total intrinsic value of shares outstanding as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) was $1,463,264, $2,662,678 and $4,020,094, respectively. The total intrinsic value of shares exercisable as of December 31, 2010 and 2011 and June 30, 2012 (unaudited) was $1,263,358, $2,462,548 and $3,734,975, respectively. As of December 31, 2011 and June 30, 2012 (unaudited), the Company had unrecognized stock-based compensation of $411,021 and $623,531, respectively, related to nonvested stock options, which is expected to be recognized over an estimated weighted average period of 2.1 and 2.5 years, respectively.

The Company’s net loss for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited) includes $316,027, $381,785, $359,783, $188,005 and $154,579, respectively, of stock-based compensation costs. Stock-based compensation included in the Company’s statements of operations and comprehensive loss for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited) was $126,624, $136,500, $139,338, $70,287 and $66,772 in research and development expenses and $189,403, $245,285, $220,445, $117,718 and $87,807 in general and administrative expenses, respectively.

The Company did not recognize a tax benefit from share-based compensation expense because the Company has concluded that it is not more likely than not that the related deferred tax assets, which have been reduced by a full valuation allowance, will be realized.

During September 2002, the Company indirectly repriced 3,424 options to reduce the exercise price from $14.60 to $1.10 per share. As a result, these options are accounted for as variable option grants from the date of the modification to the date the option is exercised, forfeited, or expires unexercised, and as such, compensation

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June  30, 2011 and 2012 is unaudited)

expense will be recorded for increases in the fair value of the Company’s common stock. At December 31, 2011 and June 30, 2012 (unaudited), the Company’s estimated fair value of common stock was $3.36 and $13.29 per share, respectively; due to immateriality, no stock-based compensation charge has been recorded in the accompanying financial statements for this matter; however, compensation charges could be recorded in the future if the estimated fair value of the Company’s common stock significantly exceeds $1.10, and such charges could be material.

During January 2003, the Company issued a warrant to purchase 8,191 shares of common stock that vested upon issuance to a related-party consulting company for $1.10 per share. This warrant expires in 10 years or upon a qualified public offering, and was valued at $7,012 upon issuance using the Black-Scholes option pricing model and the following assumptions: 10-year term, 70.0% volatility, and a risk-free interest rate of 4.00%. This warrant is included in the table above.

(h)	Warrants

The Company has issued the following warrants that vested upon issuance. Also included below are the Black-Scholes assumptions used to estimate the fair value of the warrants:

Warrants issued in connection with	2004 Financing agreement	Convertible promissory notes	2006 Financing agreement	Issuance of Series C preferred stock	Convertible promissory notes	Issuance of Series D preferred stock	Total Long- term	Total Short- term
Issue date	March 2004	June 2005	April 2006	September 2007	May 2009	May 2009
Redeemable, convertible preferred stock underlying the warrant	Series A	Series B	Series B	Series C	Series C	Series C
Number of shares	22,000	411,060	179,372	158,129	622,826	2,076,125

Exercise price	$1.250	1.338	1.338	1.338	1.445	1.445

Black-Scholes assumptions as of December 31, 2010
Remaining term (years)	3.2	4.5	5.3	1.7	8.4	8.4
Estimated volatility	100.5%	93.0%	89.5%	94.0%	84.0%	84.0%
Risk-free interest rate	0.99%	1.93%	1.93%	0.62%	2.98%	2.98%
Estimated fair value at December 31, 2010	$22,938	451,632	202,742	122,485	777,612	2,592,089	4,169,498	—

Black-Scholes assumptions as of December 31, 2011
Remaining term (years)	2.2	3.5	4.3	0.7	7.4	7.4
Estimated volatility	85.0%	100.5%	97.5%	83.5%	86.0%	86.0%
Risk-free interest rate	0.13%	0.20%	0.64%	0.09%	1.43%	1.43%
Estimated fair value at December 31, 2011	$14,335	336,628	155,707	151,554	1,072,209	3,574,097	5,152,976	151,554

Black-Scholes assumptions as of June 30, 2012 (unaudited)
Remaining term (years) (unaudited)	1.7	3.0	3.8	0.2	6.9	6.9
Estimated volatility (unaudited)	85.0%	86.5%	101.0%	97.0%	89.0%	89.0%
Risk-free interest rate (unaudited)	0.29%	0.39%	0.55%	0.08%	1.08%	1.08%
Estimated fair value at June 30, 2012 (unaudited)	$26,986	562,221	282,877	132,460	1,067,588	3,558,694	5,498,366	132,640

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

Pursuant to ASC Topic 480, the estimated fair value of these warrants, using the Black-Scholes option pricing model, are reported as liabilities at their estimated fair value at December 31, 2010 and 2011 and June 30, 2012 (unaudited), and any changes in fair value during the period were reflected in other income (expense).

(7)	Deferred Revenue

Deferred revenue consisted of the following as of:

	December 31,		June 30, 2012
	2010	2011
			(unaudited)
Celgene	$23,389,830	20,566,146	18,982,211
Gilead	—	8,715,842	4,911,170

Total deferred revenue	23,389,830	29,281,988	23,893,381
Less: current portion	(4,067,797)	(10,631,284)	(8,707,612)

Deferred revenue, long-term	$19,322,033	18,650,704	15,185,769

(a)	Celgene Agreement

In May 2009, the Company entered into a Collaboration and Option Agreement with Celgene for the early development of oncology products. Celgene is also a holder of Series C, D and E preferred stock. Under the collaboration agreement, Celgene has the option to obtain an exclusive worldwide license to develop and commercialize the products subject to diligence requirements, development funding, milestone payments and royalties. This agreement was amended in June 2011 to replace one of the products with another oncology Tarmogen product. The terms of the amendment did not materially modify the agreement as the financial terms and the length of the agreement remained substantially the same. Celgene’s options with respect to the GI-4000, GI-6200, GI-3000 and GI-6300 oncology drug candidate programs will terminate if Celgene does not exercise its respective options after delivery of certain reports from the Company on predefined clinical trials with respect to each drug candidate program. If Celgene does not exercise its options with respect to any drug candidate program, Celgene’s option with respect to other oncology programs controlled by the Company will terminate three years after the last of the options with respect to the GI-4000, GI-6200, GI-3000 and GI-6300 oncology drug candidate programs terminates. The collaboration agreement contains the following provisions:

•

The Company would receive a $30,000,000 upfront payment to perform research and development and for the option to license products based on GI-4000, GI-6200, GI-6300 and GI-3000 oncology drug programs. This payment was made by Celgene in May 2009, and the Company received $30,000,000 of proceeds.

•

In October 2011, the Company signed an amendment with Celgene for additional immunology work for the GI-4000 products. Under this amendment, the Company received an additional $1,000,000 in October 2011 and $300,000 in April 2012 from Celgene.

•

The Company may receive substantive milestone payments for work which the Company is responsible for completing of $25,000,000 for the commencement of a Phase 3 trial for GI-4000, $10,000,000 for the commencement of an additional Phase 2 trial for GI-4000 in colorectal cancer and $8,000,000 for the completion of a Phase 1 trial and Celgene’s exercise of the GI-6300 drug candidate. The Company may also receive development and regulatory milestones for NDA filing and regulatory approvals in the U.S., Europe and Japan of up to $135,000,000 for the GI-4000 drug program, up to $85,000,000 for the

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

GI-6200 drug program, up to $85,000,000 for the GI-3000 drug program and up to $93,000,000 for the GI-6300 drug program for work which the Company is not responsible for completing.

•	The Company may receive up to $60,000,000 in net sales milestones for each drug candidate program for work which the Company is not responsible for completing.

•

The Company may receive a substantive milestone payment for work which the Company is responsible for completing of $3,000,000 for the commencement of the first Phase 1 clinical trial. The Company is also eligible to receive up to $98,000,000 in development and regulatory milestone payments for clinical trials, NDA filing and regulatory approvals and up to $60,000,000 in net sales milestone payments for each future oncology program other than GI-4000, GI-6200, GI-3000 and GI-6300 for work which the Company is not responsible for completing.

•	The Company may also receive tiered royalty rates in the teens on worldwide net sales.

Upon execution of the agreement, the Company estimated that its obligations under the agreement would continue through September 30, 2016 and accordingly was recognizing as revenue the upfront fees received from the date of receipt through September 30, 2016. Effective June 15, 2011, the Company estimated that its discovery efforts under the agreement would conclude by June 30, 2017. Therefore the unamortized balance as of June 16, 2011 is being amortized on a straight line basis over the longer period.

The Company recognized $2,542,373, $4,067,797, $3,823,684, $2,012,858 and $1,883,935 in revenue related to the upfront payments during years ended 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), respectively. To date, the Company has not recognized any revenue in connection with milestone payments or royalties under this agreement.

(b)	Gilead Agreement

In October 2011, the Company entered into a License and Collaboration Agreement with Gilead, granting Gilead an exclusive license to all hepatitis B Tarmogen product candidates to be developed and commercialized under the collaboration, which includes a license granted at contract outset to develop and commercialize the HBV Tarmogen product candidate GI-13020 using all of the Company’s related patents, intellectual property and know-how related to these product candidates that existed at the inception of the agreement. Under the terms of the agreement, in November 2011 Gilead made a $10,000,000 initial nonrefundable payment to the Company. The Company will conduct the preclinical development, file the Investigational New Drug application (IND) and perform the initial Phase 1a trial in healthy volunteers for the selected HBV Tarmogen on a best efforts basis. Any new related patents, intellectual property and know-how related to these product candidates developed by the Company during the preclinical development stage will be transferred to Gilead during the research term of the agreement. Gilead will reimburse the Company on a periodic basis for the costs and expenses of the Phase 1a clinical trial, estimated to be $5,300,000. Gilead will perform any future clinical development, regulatory and commercialization activities after the completion of the Phase 1a trial and delivery of the results to Gilead. Gilead activities are subject to commercially reasonable diligence, milestone payments and royalties. Upon satisfaction of certain substantive milestone events for which the Company is partially responsible for completing, the Company would be entitled to receive $2,000,000 at the point of commencement of the Phase 1a clinical trial and $3,000,000 at the point of commencement of the Phase 1b/2a clinical trial. The Company is also eligible to receive additional proceeds of up to $130,000,000 in development and regulatory milestones for commencement of clinical trials and regulatory approvals in the U.S., Europe and Japan, which is work the Company is not responsible for completing. If products are commercialized, the Company is eligible to receive tiered royalty rates in the upper single digit to mid-teens and up to $40,000,000 of sales milestone payments based on net sales of the licensed product candidates. The Company is not responsible for the sales efforts.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

The Company determined there was one unit of accounting under the agreement with Gilead. The non-contingent deliverables under the agreement include: the license to all intellectual property and know-how that existed at contract inception related to hepatitis B Tarmogen products, the services to be performed in preclinical development (including the filing of an IND) and in conducting the Phase 1a clinical trial, participation on the Joint Research and Development Committee (JRC), and the requirement to provide consultation to Gilead after Gilead assumes control of development activities. The Company has estimated the performance period for these deliverables to be from October 2011 through 2020.

The Company has determined that its obligation to supply drug product to Gilead after Gilead assumes control of the development is a contingent deliverable, as the obligation to supply product is contingent on the Company’s successful development of the Hepatitis B Tarmogen product candidate and the related approval of the IND among other items. As a result, the supply agreement deliverable and the potential incremental fees to be received by the Company will be accounted for only if and when delivery takes place. The Company has determined that the consideration to be received is an appropriate incremental fee and, therefore there is not a significant incremental discount associated with the selling price of the supply agreement.

The Company determined that the license did not have standalone value at the inception of the agreement. This determination is based on the fact that the license is not sold on a standalone basis, nor could it be resold by Gilead on a standalone basis because the Company has proprietary knowledge, technology, skills, experience and background that no other third party, including Gilead, currently possesses and could not readily obtain at contract inception. Such knowledge, technology, skills, experience and background would be necessary for further development of the Hepatitis B Tarmogen product candidate as required under the agreement.

The Company is recognizing the initial consideration of $10,000,000 and the additional $5,300,000 it will receive as reimbursement from Gilead of costs to perform the initial Phase 1a trial on a proportional performance basis over the estimated period of performance to complete the preclinical development and Phase 1a trial services, JRC and consultation services, which is estimated to be from October 2011 through 2020. The Company will measure its progress under the proportional performance method based on hours incurred in proportion to total estimated hours. However, the cumulative revenue recognized under this agreement will be limited to the cumulative cash received to date from Gilead. The Company expects substantially all of the Company hours will be incurred during the preclinical development and Phase 1a trial period, which is estimated to end in September 2013.

The contractual term of the license is on a product and country basis that begins on the effective date of the contract, October 2011, and runs through the later of (1) the last to expire valid claim of a Company Licensed Patent or Joint Patent or, (2) the 10th anniversary of the date of first commercial sale in that country. The JRC term is from the effective date of the agreement and terminates at the end of the Research Term, which is the period of time commencing on the date the agreement was signed and ending upon completion of the final clinical study report for the Gilead Phase 1b/2a trial. The consulting term begins upon the conclusion of the Research Term, and the Company estimates the term would end upon commercialization, currently estimated in 2020.

The Company recognized $1,284,158 and $3,804,672 in revenue under the arrangement during the year ended December 31, 2011 and the six month period ended June 30, 2012 (unaudited), respectively. To date, the Company has not recognized any revenue in connection with milestone payments or royalties under this agreement.

The Company began applying the above methodology effective April 1, 2012 upon the decision to correct its accounting for this arrangement. This correction had the impact of decreasing revenues and increasing net loss by $153,307 for the year ended December 31, 2011 and increasing revenues and decreasing net loss by $97,151 for the three month period ended March 31, 2012. The cumulative impact of this correction at April 1, 2012 was

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

a decrease to revenues and an increase to net loss of $56,156, which has been reflected in the Company’s results of operations for the three and six months ended June 30, 2012. The Company believes the impact of these corrections is not material to the applicable financial statements to which they relate.

(8)	Commitments and Contingencies

(a)	Contract Commitments

The Company has an exclusive license with the University of Colorado (CU) that is used in its research and development activities. This agreement requires the Company make certain development milestone payments, make royalty payments based on sales of approved products, if any, and pay a portion of any consideration received by the Company in exchange for granting a sublicense. Under this agreement, the Company is required to pay to CU certain development milestone payments totaling $150,000 per product candidate beginning upon the filing of an IND through the approval from the FDA and royalties on sales of any products and pay a portion of any consideration the Company receives in exchange for granting a sublicense. After the first commercial sale of the licensed products, each milestone payment shall be credited against future royalties, until the full amount of such milestone payment has been credited in full.

The Company has a nonexclusive license agreement with the Washington Research Foundation (WRF) for certain technology used by the Company in its research and development activities. The Company has the right to terminate this agreement immediately. This agreement requires the Company to make annual license and sublicense fee payments, certain development and commercial milestone payments and royalties on sales of any products it may receive approval to market. Development milestone payments payable to WRF may total up to $50,000 per product candidate, if we initiate a Phase 2 trial. We are required to make nonrefundable royalty advances totaling $50,000 if we apply for, and receive approval to market products developed under the agreement and royalty payments once we begin selling products developed under the agreement. The nonrefundable royalty advances are to be credited against future royalties.

The Company has entered into a collaboration agreement with the National Institute of Health (NIH) for the preclinical and clinical development of the Company’s proprietary yeast-based Tarmogens expressing tumor-associated antigens as potential vaccines for the prevention and/or therapy of a range of human cancers. The Company has the right to terminate this agreement with 60 days notice. The agreement requires the Company to make annual payments of up to $300,000 based on the clinical trial stage.

The Company is a party to two license agreements with the NIH as of December 31, 2011, consisting of the NIH VirusPlus Agreement, dated August 23, 2011 and the NIH CEA Agreement, dated June 12, 2007, collectively referred to as the NIH license agreements. The NIH license agreements grant the Company worldwide, exclusive licenses to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported products relating to the use of the Tarmogen immunotherapy platform with certain antigens, other immunotherapy platforms and other intellectual property to treat cancer that are covered by licensed patent rights and to practice and have practiced any licensed processes in the licensed fields of use. These license agreements required the Company to make certain noncreditable and nonrefundable initial royalty payments upon signing of each license agreement, make certain milestone payments upon achievement of specified development and commercial milestones, make royalty payments based on sales of approved products, if any and pay a portion of any consideration received by the Company in exchange for granting a sublicense. The NIH license agreements contain the following provisions:

•

Under the NIH VirusPlus agreement, the Company is required to make royalty advances totaling $500,000 beginning upon the first filing of an application for marketing approval through the first commercial sale, and royalty payments once it begins selling products developed under the agreement.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

•

Under the NIH CEA agreement, the Company is required to make royalty advances totaling $745,000 beginning upon the filing of an IND through FDA approval, and royalty payments once it begins selling products developed under the agreement.

(b)	Lease Commitments

In June 2010, the Company amended the lease agreement for its office and research facility in Louisville, Colorado. The amendment extended the term three years and includes a five-year option to extend. The amendment includes escalating rent payments throughout the term. The rent expense related to this lease is recorded monthly on a straight-line basis.

At December 31, 2011, future minimum lease payments under the Company’s noncancelable operating leases are as follows:

2012	$554,544
2013	474,580
2014	6,612
2015	4,261

Total	$1,039,997

During 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited), the Company incurred rental expense of $408,470, $437,080, $398,069, $199,035 and $199,035, respectively.

(9)	Benefit Plan

The Company has adopted a 401(k) plan that covers substantially all employees who are at least 21 years of age. The plan is a defined contribution plan to which the employees may contribute up to 60% of their compensation. The Company does not match employee contributions.

(10)	Income Taxes

The Company has incurred net losses since inception. As a result, the Company has not recorded an income tax provision or benefit during 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited).

A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
U.S. federal income tax expense at the statutory rate	34.0%	34.0%	34.0%	34.0%	34.0%
State income taxes, net of federal taxes	3.8	4.1	3.6	4.1	3.4
Available research credits	3.4	4.2	4.0	4.3	—
Effect of permanent differences	(2.0)	(0.4)	(3.8)	1.0	(5.2)
Change in valuation allowance	(39.2)	(41.9)	(37.8)	(43.4)	(32.2)

Total	—%	—%	—%	—%	—%

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryforwards, credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,		June 30, 2012
	2010	2011
			(unaudited)
Accrued benefits	$125,448	144,588	140,183
Net operating loss carryforwards	33,940,701	39,995,198	39,515,759
Research credit carryforwards	5,198,770	5,767,824	5,767,824
Deferred revenue	8,888,136	7,446,312	8,965,486
Depreciation of property and equipment	1,580,942	1,514,926	1,548,943
Other	83,627	184,420	162,070

Total deferred tax assets	49,817,624	55,053,268	56,100,265
Valuation allowance	(49,817,624)	(55,053,268)	(56,100,265)

Deferred tax assets, net of valuation allowance	$—	—	—

Based upon the level of historical taxable losses and projections of future taxable losses over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and accordingly has established a full valuation allowance as of December 31, 2010 and 2011 and June 30, 2012 (unaudited). The change in valuation allowance was $8,940,509, $6,163,587, $5,235,644, $2,885,873 and $1,046,997 in 2009, 2010 2011 and the six months ended June 30, 2011 and 2012 (unaudited), respectively.

Future realization depends on the future earnings of the Company, if any, the timing and amount of which are uncertain as of December 31, 2011 and June 30, 2012 (unaudited). In the future, should management conclude that it is more likely than not that the deferred tax assets are, in fact, at least in part, realizable, the valuation allowance would be reduced to the extent of such realization and recognized as a deferred income tax benefit in the Company’s Statements of Operations and Comprehensive Loss.

As of December 31, 2011, the Company had available total federal and state net operating loss carryforwards of approximately $105,000,000, which expire in the years 2022 through 2031, and federal research credit carryforwards of $5,800,000, which expire in the years 2018 through 2031. The utilization of the net operating loss carryforwards and research credits may be limited due to the provisions of Sections 382 and 383 of the Internal Revenue Code if there are significant changes in ownership. Due to the nature of changes of ownership during 2003 and 2007, there will be limitations in the Company’s ability to utilize existing net operating loss carryforwards in future periods.

The Company has adopted the authoritative guidance under U.S. GAAP related to the accounting for uncertainty in income taxes, including derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has evaluated tax positions taken or expected to be taken in the course of preparing the financial statements to determine if the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the “more likely than not” threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions on the results of its operations for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 (unaudited). The Company classifies interest and penalties arising from the underpayment of income taxes in the statements of operations as income tax expense. As of December 31, 2011 and June 30, 2012 (unaudited), the Company has no accrued interest or

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and June 30, 2012

(Information as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 is unaudited)

penalties related to uncertain tax positions. The Company’s conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2002, which includes the earliest year for which net operating loss carryforwards are available.

(11)	Subsequent Events

The Company has evaluated subsequent events after the balance sheet dates and up to the date these financial statements were issued.

In January and March 2012 the Company signed exclusive license agreements with the NIH, consisting of the NIH Brachyury Agreement and the NIH MUC1 Agreement, collectively referred to as the 2012 NIH license agreements. The 2012 NIH license agreements grant the Company worldwide, exclusive licenses to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported products relating to the use of the Tarmogen immunotherapy platform with certain antigens, other immunotherapy platforms and other intellectual property to treat cancer that are covered by licensed patent rights and to practice and have practiced any licensed processes in the licensed fields of use. These license agreements require the Company to make certain royalty payments based on sales of approved products, if any, and pay a portion of any consideration the Company receives in exchange for granting a sublicense. In addition, the 2012 NIH license agreements contain the following provisions:

•

Under the NIH Brachyury Agreement the Company is required to make royalty advances totaling $650,000 beginning upon the successful completion of the first Phase 3 clinical study through the first commercial sale, and royalty payments once it begins selling products developed under the agreement.

•

Under the NIH MUC1 Agreement the Company is required to make royalty advances totaling $500,000 beginning upon the acceptance of the first filing of an application for marketing approval with the FDA through the first commercial sale, and royalty payments once it begins selling products developed under the agreement.

In July 2012 the Company signed an amendment to the Collaboration and Option Agreement with Celgene in which the Company agreed to extend Celgene’s right to exercise its program option for GI-4000 until after a report is delivered that includes the data from the Phase 2 portion of the planned Phase 2/3 trial including one year recurrence free survival and the results of proteomic testing. This amendment also requires the royalty rate paid to the Company under the Collaboration and Option Agreement to be increased. The revised tiered royalty rates as a percentage of worldwide net sales remains in the teens.

In order for this extension to be effective, Celgene is required to purchase $4.9 million of Company equity securities by March 31, 2013. If Celgene does not purchase the required Company securities by March 31, 2013, this amendment will be voided.

In August 2012, the Company adopted the 2012 Employee Stock Purchase Plan and the 2012 Equity Incentive Plan and reserved 650,000 and 877,803 shares of common stock, respectively, for issuance under the plans. Both plans include annual increases in the number of shares of common stock reserved for future issuances pursuant to the evergreen provisions of each plan. These plans are inactive until the Company completes a successful initial public offering.

5,000,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

                    , 2012

Wells Fargo Securities

Piper Jaffray

JMP Securities

Needham & Company

MLV & Co

Through and including                      2012, (25 days after commencement of this offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to such dealer’s unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the initial listing fee for The NASDAQ Global Market.

Amount Paid or to be Paid
SEC registration fee	$8,566
FINRA filing fee	7,400
NASDAQ Global Market listing fee	125,000
Blue sky fees and expenses	5,000
Printing expenses	370,000
Legal fees and expenses	1,475,000
Accounting fees and expenses	425,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous fees and expenses	274,034

Total	$2,700,000

Item 14.	Indemnification of directors and officers.

Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, which remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law.

We have entered into amended and restated indemnification agreements with our directors and executive officers, whereby we agree to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director is or was a director, officer, employee or agent of GlobeImmune, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of GlobeImmune. At present, there is no pending litigation or proceeding involving a director or executive officer of GlobeImmune regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and directors against liabilities under the Securities Act of 1933, as amended.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering	3.3
Form of Amended and Restated Bylaws to be effective upon completion of this offering	3.5
Form of Amended and Restated Indemnification Agreement	10.4

Item 15.	Recent sales of unregistered securities.

Set forth below is information regarding shares of common stock, preferred stock, warrants and convertible promissory notes that we issued and options that we granted within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, that we received for such shares, warrants, notes and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Issuances of Capital Stock, Warrants and Convertible Promissory Notes.

1.	From March 3, 2009 to April 24, 2009, we issued 8% convertible promissory notes, or the 2009 notes, due on December 31, 2009 with an aggregate principal amount of $2,999,989 to accredited investors, for an aggregate purchase price of $2,999,989. On May 14, 2009, in connection with our Series D preferred stock financing, (i) the outstanding principal plus accrued interest payable under the 2009 notes was converted into 2,623,210 shares of our Series C preferred stock (which will convert into 360,566 shares of common stock upon completion of the offering) and (ii) we issued warrants to purchase an aggregate of 622,826 shares of our Series C preferred stock with an exercise price of $1.445 per share (which will convert into warrants to purchase 85,304 shares of common stock upon completion of this offering with an exercise price of $10.55 per share). These warrants are exercisable until their expiration on the later of May 14, 2019 or five years after the completion of this offering.

2.	On May 14, 2009, we sold 8,650,519 shares of our Series D preferred stock (which will convert into 1,185,002 shares of common stock upon completion of this offering) at a price of $1.156 per share and issued a warrant to purchase 2,076,125 shares of our Series C preferred stock with an exercise price of $1.445 per share (which will convert into warrants to purchase 284,400 shares of common stock upon completion of this offering with an exercise price of $10.55 per share) to an accredited investor for cash consideration of $9,999,999.97. The warrant is exercisable until its expiration on the later of May 14, 2019 or five years after the completion of this offering.

3.	On January 14, 2010, January 20, 2010 and January 28, 2010, we sold an aggregate of 11,665,019 shares of our Series E preferred stock at a price of $1.543 per share to accredited investors for aggregate cash consideration of $17,999,124.31. Upon completion of this offering, these shares will convert into 1,597,934 shares of common stock.

4.	On May 10, 2010, we sold an aggregate of 8,000 shares of Series A preferred stock pursuant to the exercise of warrants at a price of $1.25 per share to accredited investors for aggregate cash consideration of $10,000.00. Upon completion of this offering, these shares will convert into 1,095 shares of common stock.

5.	On August 17, 2012, we sold 8,191 shares of our common stock pursuant to the exercise of a warrant at a price of $1.10 per share to one accredited investor for cash consideration of $8,969.15.

(b)	Grants of Stock Options.

1.

From January 1, 2009 through March 28, 2012, we granted stock options to purchase an aggregate of 738,280 shares of common stock with exercise prices ranging from $1.61 to $4.24 per share to certain of our employees, consultants, advisors and directors under our 2002 Stock Incentive Plan, or the 2002 Plan, in connection with services provided to us by such parties. Of these options,

856 shares have been exercised for cash consideration in the aggregate amount of $1,695, 104,268 options have been cancelled without being exercised and 633,156 options remain outstanding.

No underwriters were involved in the foregoing issuances of securities.

The offers, sales and issuances of the securities described in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

The offers, sales and issuances of the securities described in Item 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona-fide consultants and received the securities under the 2002 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Company.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement

3.1#	Restated Certificate of Incorporation of Registrant filed on June 14, 2012

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation filed on August 31, 2012

3.3#	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon completion of this offering

3.4#	Amended and Restated Bylaws of Registrant, as currently in effect

3.5#	Form of Amended and Restated Bylaws of Registrant to be effective upon completion of this offering

4.1#	Form of Registrant’s Common Stock Certificate

4.2#	Warrant to purchase Common Stock, dated February 29, 2008, issued to SMG, Inc.

4.3#	Warrant to purchase Series A Preferred Stock, dated February 23, 2004, issued to Silicon Valley Bancshares

4.4#	Form of Warrants to purchase Series B Preferred Stock and a Schedule of Warrantholders

4.5#	Warrant to purchase Series B Preferred Stock, dated April 14, 2006, issued to SVB Financial Group

4.6#	Warrant to purchase Series B Preferred Stock, dated April 14, 2006, issued to Oxford Finance Corporation

4.7#	Warrant to purchase Series C Preferred Stock, dated September 14, 2007, issued to Aquilo Partners, Inc.

4.8#	Form of Warrants to purchase Series C Preferred Stock and a Schedule of Warrantholders

Exhibit Number	Description of Exhibit

4.9#	Fifth Amended and Restated Stockholders Agreement between Registrant and certain holders of Common and Preferred Stock dated January 14, 2010

4.9.1	Amendment No. 1 to Fifth Amended and Restated Stockholders Agreement between Registrant and certain holders of Common and Preferred Stock dated August 31, 2012

5.1	Opinion of Cooley LLP

10.1†#	Form of 2002 Stock Incentive Plan

10.1.1†#	Form of Incentive Stock Option Agreement under 2002 Stock Incentive Plan

10.1.2†#	Form of Non-Qualified Stock Option Agreement under 2002 Stock Incentive Plan

10.2†#	Form of 2012 Equity Incentive Plan

10.2.1†#	Form of Stock Option Grant Notice and Stock Option Agreement under 2012 Equity Incentive Plan

10.3†#	2012 Employee Stock Purchase Plan

10.4†#	Form of Indemnification Agreement between Registrant and its directors and executive officers

10.5†#	Executive Employment Agreement between the Registrant and Timothy C. Rodell

10.6†#	Form of Executive Employment Agreement between Registrant and certain of its executive officers and schedule of executive officers party to and material terms of such Form of Executive Employment Agreement

10.7#	Lease between Registrant and Triumph 1450 LLC, dated October 25, 2005

10.7.1#	Lease Amendment between Registrant and Triumph 1450 LLC, dated August 25, 2006

10.7.2#	Second Lease Amendment between Registrant and Triumph 1450 LLC, dated June 3, 2010

10.8*#	Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of May 14, 2009

10.8.1#	Amendment #1 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of November 6, 2009

10.8.2#	Amendment #2 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of February 9, 2010

10.8.3*#	Amendment #3 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of June 16, 2011

10.8.4*#	Amendment #4 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of October 24, 2011

10.8.5*#	Option Extension Agreement between Registrant and Celgene Corporation, dated as of July 23, 2012

10.9*#	License and Collaboration Agreement between Registrant and Gilead Sciences, Inc., dated as of October 24, 2011

10.10*#	Agreement between Registrant and The Regents of the University of Colorado, dated as of May 30, 2006

10.10.1*#	Amendment (1) to Agreement and Restated Intellectual Property License Agreement among Registrant, The Regents of the University of Colorado and University License Equity Holdings, Inc., effective as of May 5, 2009

10.10.2*#	Second Amendment to Agreement and Restated Intellectual Property License Agreement among Registrant, The Regents of the University of Colorado and University License Equity Holdings, Inc., effective as of March 12, 2010

Exhibit Number	Description of Exhibit

10.10.3*#	Stock Purchase Agreement between the Registrant and University License Equity Holding, Inc., dated the 8th day of August, 2003

10.10.4*#	Stock Purchase Agreement between the Registrant and University License Equity Holding, Inc. dated the 15th day of October, 2003

10.10.5*#	Stock Purchase Agreement between the Registrant and University License Equity Holding, Inc. dated the 7th day of September, 2004

10.10.6*#	Stock Purchase Agreement between the Registrant and University License Equity Holding, Inc. dated the 25th day of August, 2005

10.11*#	Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles between Washington Research Foundation and Registrant, effective as of November 24, 2003

10.11.1#	Amendment to the Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles between Washington Research Foundation and Registrant, effective as of May 5, 2009

10.12*#	Cooperative Research and Development Agreement (CRADA #2264) between Registrant and National Cancer Institute, dated January 23, 2008

10.12.1*#	Amendment No. 1 to CRADA #2264 between Registrant and National Cancer Institute, dated August 8, 2011

10.13*#	Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/0) (CEA) between Registrant and the National Institutes of Health, or NIH, dated as of June 11, 2007

10.13.1*#	First Amendment to Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/1) (CEA) between Registrant and the NIH, dated as of April 5, 2010

10.13.2*#	Second Amendment to Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/2) (CEA) between Registrant and the NIH, dated as of October 31, 2011

10.14*#	Public Health Service Patent License Agreement – Exclusive (License Number L-121-2011/0) (VirusPlus) between Registrant and the NIH, dated as of August 23, 2011

10.15*#	Public Health Service Patent License Agreement – Exclusive (License Number: L-036-2012/0) (Brachyury) between Registrant and the NIH, dated as of January 3, 2012

10.16*#	Public Health Service Patent License Agreement – Exclusive (License Number: L-067-2012/0) (MUC1) between Registrant and the NIH, dated as of March 12, 2012

10.17†#	Management Non-Equity Incentive Plan

10.18#	Form of Employee Proprietary Information and Inventions Agreement

23.1	Consent of KPMG LLP, independent registered public accounting firm

23.2	Consent of Cooley LLP (included in Exhibit 5.1)

23.3#	Consent of Joseph L. Turner, proposed director nominee

24.1#	Power of Attorney (see signature page of this registration statement)

99.1#	Confidential Submission No. 1 submitted to the SEC on May 23, 2012

†	Indicates management contract or compensatory plan.

*	Indicates confidential treatment has been requested with respect to specific portions of this exhibit. Omitted portions have been filed with the Securities and Exchange Commission.

#	Previously filed.

(b)	Financial statement schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona-fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to registration statement on From S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Louisville, State of Colorado, on September 4, 2012.

GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell
Timothy C. Rodell, M.D. Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Timothy C. Rodell Timothy C. Rodell, M.D.	Chief Executive Officer, President and Director (Principal Executive Officer)	September 4, 2012

/s/ C. Jeffrey Dekker C. Jeffrey Dekker	Vice President, Finance and Treasurer (Principal Financial and Accounting Officer)	September 4, 2012

* J. William Freytag, Ph.D.	Chairman of the Board of Directors and Director	September 4, 2012

* Ralph E. Christoffersen, Ph.D.	Director	September 4, 2012

* Augustine J. Lawlor	Director	September 4, 2012

* Paul A. Mieyal, Ph.D.	Director	September 4, 2012

* Dan J. Mitchell	Director	September 4, 2012

* Pennina Safer, Ph.D.	Director	September 4, 2012

* S. Edward Torres	Director	September 4, 2012

*By:	/s/ Timothy C. Rodell
Timothy C. Rodell, M.D.
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement

3.1#	Restated Certificate of Incorporation of Registrant filed on June 14, 2012

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation filed on August 31, 2012

3.3#	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon completion of this offering

3.4#	Amended and Restated Bylaws of Registrant, as currently in effect

3.5#	Form of Amended and Restated Bylaws of Registrant to be effective upon completion of this offering

4.1#	Form of Registrant’s Common Stock Certificate

4.2#	Warrant to purchase Common Stock, dated February 29, 2008, issued to SMG, Inc.

4.3#	Warrant to purchase Series A Preferred Stock, dated February 23, 2004, issued to Silicon Valley Bancshares

4.4#	Form of Warrants to purchase Series B Preferred Stock and a Schedule of Warrantholders

4.5#	Warrant to purchase Series B Preferred Stock, dated April 14, 2006, issued to SVB Financial Group

4.6#	Warrant to purchase Series B Preferred Stock, dated April 14, 2006, issued to Oxford Finance Corporation

4.7#	Warrant to purchase Series C Preferred Stock, dated September 14, 2007, issued to Aquilo Partners, Inc.

4.8#	Form of Warrants to purchase Series C Preferred Stock and a Schedule of Warrantholders

4.9#	Fifth Amended and Restated Stockholders Agreement between Registrant and certain holders of Common and Preferred Stock dated January 14, 2010

4.9.1	Amendment No. 1 to Fifth Amended and Restated Stockholders Agreement between Registrant and certain holders of Common and Preferred Stock dated August 31, 2012

5.1	Opinion of Cooley LLP

10.1†#	Form of 2002 Stock Incentive Plan

10.1.1†#	Form of Incentive Stock Option Agreement under 2002 Stock Incentive Plan

10.1.2†#	Form of Non-Qualified Stock Option Agreement under 2002 Stock Incentive Plan

10.2†#	Form of 2012 Equity Incentive Plan

10.2.1†#	Form of Stock Option Grant Notice and Stock Option Agreement under 2012 Equity Incentive Plan

10.3†#	2012 Employee Stock Purchase Plan

10.4†#	Form of Indemnification Agreement between Registrant and its directors and executive officers

10.5†#	Executive Employment Agreement between Registrant and Timothy C. Rodell

10.6†#	Form of Executive Employment Agreement between Registrant and certain of its executive officers and schedule of executive officers party to and material terms of such Form of Executive Employment Agreement

10.7#	Lease between Registrant and Triumph 1450 LLC, dated October 25, 2005

Exhibit Number	Description of Exhibit

10.7.1#	Lease Amendment between Registrant and Triumph 1450 LLC, dated August 25, 2006

10.7.2#	Second Lease Amendment between Registrant and Triumph 1450 LLC, dated June 3, 2010

10.8*#	Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of May 14, 2009

10.8.1#	Amendment # 1 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of November 6, 2009

10.8.2#	Amendment # 2 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of February 9, 2010

10.8.3*#	Amendment # 3 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of June 16, 2011

10.8.4*#	Amendment #4 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of October 24, 2011

10.8.5*#	Option Extension Agreement between Registrant and Celgene Corporation, dated as of July 23, 2012

10.9*#	License and Collaboration Agreement by and between Registrant and Gilead Sciences, Inc., dated as of October 24, 2011

10.10*#	Agreement by and between Registrant and The Regents of the University of Colorado, dated as of May 30, 2006

10.10.1*#	Amendment (1) to Agreement and Restated Intellectual Property License Agreement among Registrant, The Regents of the University of Colorado and the University License Equity Holdings, Inc., effective as of May 5, 2009

10.10.2*#	Second Amendment to Agreement and Restated Intellectual Property License Agreement among Registrant and The Regents of the University of Colorado and the University License Equity Holdings, Inc., effective as of March 12, 2010

10.10.3*#	Stock Purchase Agreement between the Registrant and University License Equity Holding, Inc., dated the 8th day of August, 2003

10.10.4*#	Stock Purchase Agreement between the Registrant and University License Equity Holding, Inc. dated the 15th day of October, 2003

10.10.5*#	Stock Purchase Agreement between the Registrant and University License Equity Holding, Inc. dated the 7th day of September, 2004

10.10.6*#	Stock Purchase Agreement between the Registrant and University License Equity Holding, Inc. dated the 25th day of August, 2005

10.11*#	Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles between Washington Research Foundation and Registrant, effective as of November 24, 2003

10.11.1*#	Amendment to the Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles between Washington Research Foundation and Registrant, effective as of May 5, 2009

10.12*#	Cooperative Research and Development Agreement (CRADA #2264) between Registrant and National Cancer Institute, dated January 23, 2008

10.12.1*#	Amendment No. 1 to CRADA #2264 between Registrant and National Cancer Institute, dated August 8, 2011

10.13*#	Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/0) (CEA) between Registrant and the National Institutes of Health, or NIH, dated as of June 11, 2007

Exhibit Number	Description of Exhibit

10.13.1*#	First Amendment to Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/1) (CEA) between Registrant and the NIH, dated as of April 5, 2010

10.13.2*#	Second Amendment to Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/2) (CEA) between Registrant and the NIH, dated as of October 31, 2011

10.14*#	Public Health Service Patent License Agreement – Exclusive (License Number L-121-2011/0) (VirusPlus) between Registrant and the NIH, dated as of August 23, 2011

10.15*#	Public Health Service Patent License Agreement – Exclusive (License Number: L-036-2012/0) (Brachyury) between Registrant and the NIH, dated as of January 3, 2012

10.16*#	Public Health Service Patent License Agreement – Exclusive (License Number: L-067-2012/0) (MUC1) between Registrant and the NIH, dated as of March 12, 2012

10.17†#	Management Non-Equity Incentive Plan

10.18#	Form of Employee Proprietary Information and Inventions Agreement

23.1	Consent of KPMG LLP, independent registered public accounting firm

23.2	Consent of Cooley LLP (included in Exhibit 5.1)

23.3#	Consent of Joseph L. Turner, proposed director nominee

24.1#	Power of Attorney (see signature page of this registration statement)

99.1#	Confidential Submission No. 1 submitted to the SEC on May 23, 2012

†	Indicates management contract or compensatory plan.

*	Indicates confidential treatment has been requested with respect to specific portions of this exhibit. Omitted portions have been filed with the Securities and Exchange Commission.

#	Previously filed.